Filed Pursuant to Rule 424(b)(3)
Registration No. 333-167687
Prospectus
LEVI STRAUSS & CO.

Offer to Exchange
all outstanding unregistered 7 3/4% Senior Notes due 2018
(€300,000,000 aggregate principal amount outstanding)
for
7 3/4% Senior Notes due 2018
(€300,000,000 aggregate principal amount)
which have been registered under the Securities Act of 1933
and
all outstanding unregistered 7 5/8% Senior Notes due 2020
($525,000,000 aggregate principal amount outstanding)
for
7 5/8% Senior Notes due 2020
($525,000,000 aggregate principal amount)
which have been registered under the Securities Act of 1933

The Exchange Offer

•	Expires 5:00 p.m., New York City time on August 2, 2010, unless extended.

•	Not conditional upon any minimum principal amount of outstanding unregistered 7 3/4% Senior Notes due 2018 (the “old Euro Notes”) and unregistered 7 5/8% Senior Notes due 2020 (the “old Dollar Notes,” and together with the old Euro Notes, the “old notes”) being tendered for exchange.

•	All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged.

•	Tenders of outstanding old notes may be withdrawn any time prior to 5:00 p.m., New York City time on the date of the expiration of the exchange offer.

•	The exchange of old notes will generally not be a taxable exchange for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•	The terms of the exchange notes to be issued in the exchange offer for the old Euro Notes (the “Euro Exchange Notes”) are substantially similar to the old Euro Notes and the terms of the exchange notes to be issued in the exchange offer for old Dollar Notes (the “Dollar Exchange Notes,” and together with the Euro Exchange Notes, the “exchange notes”) are substantially similar to the old Dollar Notes, except, in each case, for transfer restrictions and registration rights relating to the old notes.

Resale of Exchange Notes

•	We intend to list the Euro Exchange Notes on the Luxembourg Stock Exchange and have the Euro Exchange Notes traded on the Euro MTF Market. We do not intend to apply for listing or quotation of the exchange notes on any U.S. securities exchange or for quotation through any U.S. automated dealer quotation system.

•	The existing market for the Euro Exchange Notes is limited, and there is currently no public market for the Dollar Exchange Notes.

Broker dealers who receive exchange notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes. Broker dealers who acquired the outstanding old notes as a result of market making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

See “Risk Factors” beginning on page 10 for a discussion of factors that you should consider before tendering your old notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 2, 2010.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) a registration statement on Form S-4 under the Securities Act of 1933 (the “Securities Act”) relating to the exchange offer that includes important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement. This information is available from us without charge to holders of old notes as specified below. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or matter involved.

We voluntarily file periodic reports and other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”).

You may read and copy the registration statement, including the attached exhibits, and any report, statements or other information that we file at the SEC’s public reference facilities at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings will also be available to the public from commercial document retrieval services and at the SEC’s Internet site at www.sec.gov.

You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

Levi Strauss & Co.
1155 Battery Street
San Francisco, California 94111
Attention: Treasurer
Telephone: (415) 501-3869 or (415) 501-6000

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than five business days before the expiration date of the exchange offer. The exchange offer will expire at 5:00 p.m., New York City time on August 2, 2010 (the “expiration date”). The exchange offer can be extended by us in our sole discretion. See the caption “The Exchange Offer” for more detailed information.

You should rely only on the information provided in this prospectus. No person has been authorized to provide you with different information. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

Any old notes not tendered and accepted in the exchange offer will remain outstanding. To the extent old notes are tendered and accepted in the exchange offer, a holder’s ability to sell untendered old notes could be adversely affected. Following consummation of the exchange offer, the holders of old notes will continue to be subject to the existing restrictions upon transfer thereof and we will have fulfilled one of our obligations under the related registration rights agreements. Holders of old notes who do not tender their notes generally will not have any further registration rights under the registration rights agreements or otherwise.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

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FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this prospectus, certain matters discussed in this prospectus, including, without limitation, statements under “Summary,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Although we believe that, in making any such statements, our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

These forward-looking statements include statements relating to our anticipated financial performance and business prospects and/or statements preceded by, followed by or that include the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “could,” “plans,” “seeks” and similar expressions. These forward-looking statements speak only as of the date stated and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, even if experience or future events make it clear that any expected results expressed or implied by these forward-looking statements will not be realized. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not prove to be correct or we may not achieve the financial results, savings or other benefits anticipated in the forward-looking statements. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties, some of which may be beyond our control. These risks and uncertainties, including those disclosed under “Risk Factors” in this prospectus and in our filings with the SEC could cause actual results to differ materially from those suggested by the forward-looking statements and include, without limitation:

•	changes in the level of consumer spending for apparel in view of general economic conditions, and our ability to plan for and withstand the impact of those changes;

•	consequences of impacts to the businesses of our wholesale customers caused by factors such as lower consumer spending, general economic conditions, changing consumer preferences and consolidations through mergers and acquisitions;

•	our ability to increase the number of dedicated stores for our products, including through opening and profitably operating company-operated stores;

•	our ability to revitalize our Dockers® brand and to introduce our mass-channel offering in new wholesale customers and markets;

•	our wholesale customers’ decision to modify their strategies and adjust their product mix;

•	our effectiveness in increasing productivity and efficiency in our operations;

•	our ability to implement, stabilize and optimize our ERP system throughout our business without disruption or to mitigate such disruptions;

•	our ability to gauge and adapt to changing U.S. and international retail environments and fashion trends and changing consumer preferences in product, price-points and shopping experiences;

•	our ability to withstand the impacts of foreign currency exchange rate fluctuations;

•	our dependence on key distribution channels, customers and suppliers;

•	our ability to respond to price, innovation and other competitive pressures in the apparel industry and on our key customers;

•	our ability to utilize our tax credits and net operating loss carryforwards;

•	ongoing or future litigation matters and disputes and regulatory developments;

•	changes in or application of trade and tax laws; and

•	political, social or economic instability in countries where we do business.

For more information on these and other factors, see “Risk Factors” in this prospectus. We caution prospective purchasers not to place undue reliance on these forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements and the risk factors contained throughout this prospectus.

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SUMMARY

The summary contains basic information about our company and the offering and highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before exchanging your old notes for exchange notes, and we encourage you to read this prospectus carefully and in its entirety. Unless otherwise indicated or the context otherwise requires, data in this prospectus that refer to a particular year (e.g., 2010) refer to the fiscal year ended on the last Sunday in November of that year. In this prospectus, unless the context specifies otherwise, references to “we,” “us,” and “our” refer to Levi Strauss & Co. and its consolidated subsidiaries.

Our Company

From our California Gold Rush beginnings, we have grown into one of the world’s largest brand-name apparel companies. Under our brand-names, we design and market jeans and jeans-related pants, casual and dress pants, tops, jackets, footwear, and related accessories for men, women and children. We also license our trademarks for a wide array of products, including accessories, pants, tops, footwear, home and other products.

An Authentic American Icon

Our Levi’s® brand has become one of the most widely recognized brands in the history of the apparel industry. Its broad distribution reflects the brand’s appeal across consumers of all ages and lifestyles. Its merchandising and marketing reflect the brand’s core attributes: original, definitive, honest, confident and youthful.

Our Dockers® brand was at the forefront of the business casual trend in the United States. It has since grown to be a global brand covering a wide range of wearing occasions for men and women with products rooted in the brand’s heritage of the essential khaki pant.

We also bring style, authenticity and quality to value-seeking jeanswear consumers through our Signature by Levi Strauss & Co.tm (“Signature”) brand.

Our Global Reach

We operate our business through three geographic regions: Americas, Europe and Asia Pacific. Each of our regions includes established markets, which we refer to as mature markets, such as the United States, Japan, and Western Europe, and developing markets, such as India, China, Brazil and Russia. Although our brands are recognized as authentically “American,” we derive approximately half of our net revenues from outside the United States.

Our products are sold in approximately 55,000 retail locations in more than 110 countries. This includes approximately 1,900 retail stores dedicated to our brands, including both franchised and company-operated stores.

We support our brands through a global infrastructure, both sourcing and marketing our products around the world. We distribute our Levi’s® and Dockers® products primarily through chain retailers and department stores in the United States and primarily through department stores, specialty retailers and franchised stores outside of the United States. We also operate our own brand-dedicated retail network in all three regions. We distribute Signature brand products primarily through mass channel retailers in the United States and Canada and mass and other value-oriented retailers and franchised stores in Asia Pacific.

Our Business Strategies

We are actively investing in strategies to grow our business, respond to marketplace dynamics and build on our competitive strengths. Our key strategies are:

Build upon our brands’ leadership in jeans and khakis

We intend to build upon our brand equity and our design and marketing expertise to expand the reach and appeal of our brands globally. We believe that our insights, innovation and market responsiveness enable us to create trend-right and trend-leading products and marketing programs that appeal to our existing consumer base, while also providing a solid foundation to enhance our appeal to our under-served consumer segments such as women’s. We also seek to further extend our brands’ leadership in jeans and khakis into product and pricing categories that we believe offer attractive opportunities for growth.

Diversify and transform our wholesale business

We intend to develop new wholesale opportunities based on targeted consumer segments while strengthening our relationships with existing wholesale customers. We focus on generating competitive economics and engaging in collaborative volume, inventory and marketing planning to achieve mutual commercial success with our customers. Our goal is to be central to our wholesale customers’ success by using our brands and our strengths in product development and marketing to drive consumer traffic and demand to their stores.

Accelerate growth through dedicated retail stores

We continue to strategically expand our dedicated store presence around the world. We believe dedicated full-price and outlet stores represent an attractive opportunity to establish incremental distribution and sales as well as to showcase the full breadth of our product offerings and to enhance our brands’ appeal. We aim to provide a compelling and brand-elevating consumer experience in our dedicated retail stores.

Drive productivity to enable investment in initiatives intended to deliver sustained, incremental growth

We are focused on deriving greater efficiencies in our operations by increasing cost effectiveness across our regions and support functions and undertaking projects to transform our supply chain and information systems. We intend to invest the benefits of these efforts into our businesses to drive growth and to continue to build sustainability and social responsibility into all aspects of our operations, including our global sourcing arrangements.

Capitalize upon our global footprint

Our global footprint is a key factor in the success of the above strategies. We intend to leverage our expansive global presence and local-market talent to drive growth globally. We will focus on those markets that offer us the best opportunities for profitable growth, including an emphasis on fast-growing developing markets and their emerging middle-class consumers. We aim to identify global consumer trends, adapt successes from one market to another and drive growth across our brand portfolio, balancing the power of our global reach with local-market insight.

Recent Developments

On May 21, 2010, we repurchased ¥10,883,500,000 aggregate principal amount of our 4 1/4% Yen-denominated Eurobonds due November 22, 2016 for total consideration of $100 million including accrued interest. Following such purchase, ¥9,116,500,000 aggregate principal amount of such bonds remains outstanding.

On May 25, 2010, following the consummation of a tender offer we conducted for our 8 5/8% senior notes due 2013 and our 9 3/4% senior notes due 2015, we redeemed all of such senior notes that remained outstanding after the consummation of the tender offer, resulting in the payment of all of such senior notes.

Failure to Exchange Your Old Notes

In this prospectus, we refer to the €300.0 million principal amount of unregistered Euro Notes and the $525.0 million principal amount of unregistered Dollar Notes that we issued in May 2010, collectively, as the old notes. The old notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities under the Securities Act. Therefore, you may only transfer or resell them in a transaction registered under or exempt from the Securities Act and applicable state securities laws. We will issue the exchange notes in exchange for the old notes under the exchange offer only following the satisfaction of the procedures and conditions described under the caption “The Exchange Offer.”

Because we anticipate that most holders of the old notes will elect to exchange their old notes, we expect that the liquidity of the markets, if any, for any old notes remaining after the completion of the exchange offer will be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount outstanding of the applicable series of old notes.

The Exchange Offer

The €300.0 million unregistered old Euro Notes and the $525.0 million unregistered old Dollar Notes were issued in private placements. In this exchange offer, we are offering to exchange, for your old notes, exchange notes which are substantially similar in all material respects to the respective old notes except that the exchange notes have been registered under the Securities Act and certain transfer restrictions and registration rights relating to the old notes do not apply to the exchange notes.

Registration Rights Agreement	In connection with the issuance of the €300.0 million of old Euro Notes and the $525.0 million of old Dollar Notes on May 6, 2010, we entered into a registration rights agreement with the initial purchasers with respect to each series of old notes in which we agreed, among other things, to complete an exchange offer.

You may exchange your old notes for the applicable exchange notes, which have substantially similar terms to your old notes. The exchange offer satisfies your rights and our obligations under the registration rights agreement. After the exchange offer is over, you will not be entitled to any exchange or registration rights with respect to your old notes.

The Exchange Offer	We are offering to exchange:

• up to €300.0 million aggregate principal amount of old Euro Notes for up to €300.0 million aggregate principal amount of Euro Exchange Notes; and

• up to $525.0 million aggregate principal amount of old Dollar Notes for up to $525.0 million aggregate principal amount of Dollar Exchange Notes.

You may exchange old Euro Notes only in integral multiples of €50,000 principal amount and integral multiples of €1,000 in excess thereof and old Dollar Notes only in a minimum denomination of $100,000 and integral multiples of $1,000 principal amount in excess thereof.

Purpose and Effect	The purpose of the exchange offer is to give you the opportunity to exchange your old notes for exchange notes that have been registered under the Securities Act. After the exchange offer, we will be subject to the informational requirements of the Exchange Act and will file reports and other information with the SEC to which each holder of old notes, if any are outstanding after the exchange offer, and exchange notes will have access.

Resale	Except as indicated in this prospectus, we believe that the exchange notes may be offered for resale, resold and otherwise transferred without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

• you are acquiring the exchange notes in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

• you are not a broker-dealer who purchased the old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

• you are not our “affiliate,” as defined in Rule 405 under the Securities Act.

Our belief is based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action letters to third parties. We do not intend to seek a no-action letter, and there is no assurance that the staff of the SEC would make a similar determination with respect to the exchange notes. If this interpretation is inapplicable, and you transfer any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not assume, or indemnify holders against, such liability.

Each broker-dealer that is issued exchange notes for its own account in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. To the extent described in “Plan of Distribution,” a broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes.

Expiration of the Exchange Offer; Withdrawal of Tender	The exchange offer will expire at 5:00 p.m., New York City time, on August 2, 2010, or a later date and time to which we may extend it. We do not currently intend to extend the expiration of the exchange offer. You may withdraw your tender of old notes pursuant to the exchange offer at any time before expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	We will not be required to accept old notes for exchange:

• if the exchange offer would be unlawful or would violate any interpretation of the SEC staff; or

• if any legal action has been instituted or threatened that would impair our ability to proceed with the exchange offer.

The exchange offer is not conditioned on any minimum aggregate principal amount of old notes being tendered. Please read “The Exchange Offer — Conditions” for more information about the conditions to the exchange offer.

Procedures for Tendering Old Notes	We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. Because all of the old notes are held in book-entry accounts maintained by the exchange agent at DTC, Euroclear or Clearstream, Luxembourg, a holder need not submit a letter of transmittal. However, all holders who exchange their old notes for exchange notes in accordance with the procedures outlined below will be deemed to have acknowledged receipt of, and agreed to be bound by, and to have made all of the representations and warranties contained in the letter of transmittal.

Holders of old Dollar Notes hold their notes through DTC. Holders of old Euro Notes hold their Euro Notes through Euroclear or Clearstream, Luxembourg, which are participants in DTC.

To tender in the exchange offer, a holder must comply with the following procedures, as applicable:

Holders of old notes through DTC: If you wish to exchange your old notes and either you or your registered holder hold your old notes (either old Euro Notes or old Dollar Notes) in book-entry form directly through DTC, you must submit an instruction and follow the procedures for book-entry transfer as provided under “The Exchange Offer — Book-Entry Transfer.”

Holders of old notes through Euroclear or Clearstream, Luxembourg: If you wish to exchange your old notes and either you or your registered holder hold your old notes (either old Euro Notes or old Dollar Notes) in book-entry form directly through Euroclear or Clearstream, Luxembourg, you should be aware that pursuant to their internal guidelines, Euroclear and Clearstream, Luxembourg will automatically exchange your old notes for exchange notes. If you do not wish to participate in the exchange offer, you must instruct Euroclear or Clearstream, Luxembourg, as the case may be, to “Take No Action”; otherwise your old notes will automatically be tendered in the exchange offer, and you will be deemed to have agreed to be bound by the terms of the letter of transmittal.

Only a registered holder of record of old notes may tender old notes in the exchange offer. If you are a beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you may request your respective broker, dealer, commercial bank, trust company or other nominee to effect the above transactions for you. Alternatively, if you are a beneficial owner and you wish to act on your own behalf in connection with the exchange offer, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any exchange notes that you receive will be acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person to participate in the distribution of the old notes or the exchange notes;

• you are not our affiliate;

• if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the exchange notes; and

• if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or other trading activities, you will deliver a prospectus in connection with any resale of such exchange notes.

Effect on Holders of Old Notes	If you are a holder of old notes and you do not tender your old notes in the exchange offer, you will continue to hold your old notes and will be entitled to all the rights and subject to all the limitations applicable to the old notes in the indentures.

The trading market for old notes could be adversely affected if some but not all of the old notes are tendered and accepted in the exchange offer.

Consequences of Failure to Exchange	All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indentures. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities and may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Important Federal Income Tax Considerations	The exchange of old notes for exchange notes in the exchange offer will generally not be a taxable exchange for U.S. federal income tax purposes. See the caption “Important U.S. Federal Income Tax Considerations” for a more detailed description of the tax consequences of the exchange.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent	Citibank, N.A. is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth under the caption “The Exchange Offer — Exchange Agent.”

The Exchange Notes

In this section, we refer to the old Euro Notes and the Euro Exchange Notes collectively as the “Euro Notes” and the old Dollar Notes and the Dollar Exchange Notes collectively as the “Dollar Notes.”

Issuer	Levi Strauss & Co., a Delaware corporation.

Securities Offered	€300.0 million aggregate principal amount of 7 3/4% Euro Exchange Notes due 2018 and registered under the Securities Act.

$525.0 million aggregate principal amount of 7 5/8% Dollar Exchange Notes due 2020 and registered under the Securities Act.

Maturity	For the Euro Exchange Notes: May 15, 2018.

For the Dollar Exchange Notes: May 15, 2020.

Interest Payment Dates	For the Euro Exchange Notes offered by this prospectus: Semi-annually on May 15 and November 15 of each year, commencing on November 15, 2010.

For the Dollar Exchange Notes offered by this prospectus: Semi-annually on May 15 and November 15 of each year, commencing on November 15, 2010.

Ranking	The exchange notes will be general senior obligations of Levi Strauss & Co. and will:

• rank equally in right of payment to all our existing and future senior unsecured debt;

• rank senior in right of payment to our future debt that is expressly subordinated in right of payment to the exchange notes;

• be effectively subordinated to our secured indebtedness, including indebtedness under our existing credit facilities, to the extent of the value of the collateral securing such indebtedness; and

• be structurally subordinated to all of the existing and future liabilities, including trade payables, of our subsidiaries.

At February 28, 2010, on an as adjusted basis to give effect to the issuance of €300.0 million of our old Euro Notes and $525.0 million of our old Dollar Notes and the application of the proceeds of such notes to the payment of our 8 5/8% senior notes due 2013 and our 9 3/4% senior notes due 2015, and the purchase of ¥10,883,500,000 of our 4 1/4% Eurobonds due November 22, 2016, we would have had approximately $108.3 million of secured indebtedness under the trademark tranche of our senior secured revolving credit facility and no outstanding borrowings under the revolving tranche. As of February 28, 2010, unused availability under the revolving tranche was $193.4 million, as our total availability of $273.6 million, based on collateral levels as defined by the agreement, was reduced by $80.2 million of other credit-related instruments, such as documentary and standby letters of credit allocated under the facility. In addition, our subsidiaries would have had approximately $518.3 million of liabilities, including trade payables, but excluding intercompany obligations.

Optional Redemption	On or after May 15, 2014, we may redeem some or all of the Euro Exchange Notes at any time at the redemption prices described in the section “Description of Exchange Notes — Optional Redemption.” On or after May 15, 2015, we may redeem some or all of the Dollar Exchange Notes at any time at the redemption prices described in the section “Description of Exchange Notes — Optional Redemption.” Prior to such dates, we may redeem some or all of the exchange notes at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium. In addition, we may redeem up to 35% of the aggregate principal amount of the Euro Exchange Notes before May 15, 2013 with the proceeds of certain equity offerings at a redemption price of 107.750% of the principal amount plus accrued and unpaid interest, if any, to the redemption date, and we may redeem up to 35% of the aggregate principal amount of the Dollar Exchange Notes before May 15, 2013 with the proceeds of certain equity offerings at a redemption price of 107.625% of the principal amount plus accrued and unpaid interest, if any, to the redemption date.

Change in Control	If we experience certain kinds of changes of control, we must offer to purchase the exchange notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see the section “Description of Exchange Notes” under the heading “Repurchase at the Option of Holders Upon a Change of Control.”

Additional Amounts	Any payments made by us with respect to the Euro Exchange Notes and the old Euro Notes will be made without withholding or deduction for taxes imposed by any relevant taxing jurisdiction unless required by law. If we are required by law to withhold or deduct for taxes with respect to a payment to the holders of Euro Exchange Notes and the old Euro Notes, we will pay additional amounts necessary so that the net amount received by the holders of Euro Exchange Notes and old Euro Notes after the withholding is not less than the amount that they would have received in the absence of the withholding. See “Description of Exchange Notes — Payment of Additional Amounts.”

Redemption for Taxation Reasons	In the event that we become obligated to pay additional amounts (as described above) to holders of the Euro Exchange Notes as a result of changes affecting withholding taxes applicable to payments on the Euro Exchange Notes, we may redeem the Euro Exchange Notes in whole but not in part at any time at 100% of the principal amount of the Euro Exchange Notes plus accrued interest to the date of redemption. See “Description of Exchange Notes — Redemption for Tax Reasons.”

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of some of our subsidiaries to:

• incur additional debt;

• pay dividends or make other restricted payments;

• consummate specified asset sales;

• enter into transactions with affiliates;

• incur liens;

• impose restrictions on the ability of a subsidiary to pay dividends or make payments to us and our restricted subsidiaries;

• merge or consolidate with any other person; and

• sell, assign, transfer, lease convey or otherwise dispose of all or substantially all of our assets or the assets of our restricted subsidiaries.

If a series of exchange notes receives and maintains an investment grade rating by both Standard & Poor’s Ratings Service and Moody’s Investors Service and we and our restricted subsidiaries are and remain in compliance with the indenture governing such series of exchange notes, we and our restricted subsidiaries will not be required to comply with particular covenants contained in the indenture. For more detailed description on covenants contained in the indenture, see “Description of Exchange Notes — Certain Covenants.”

Listing; Absence of Established Market for the Exchange Notes	Application will be made to list the Euro Exchange Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market. See “General Information.” The Euro Exchange Notes offered hereby are expected to be eligible for trading on the Luxembourg Stock Exchange on a fungible basis with the registered outstanding Euro Exchange Notes.

The Dollar Exchange Notes will be a new class of securities for which there is currently no established trading market. For more detailed information, see “Plan of Distribution.”

Risk Factors

See “Risk Factors,” which begins on page 10, for a discussion of certain factors that should be considered by prospective investors in evaluating an investment in the exchange notes.

General

Levi Strauss & Co. was founded in San Francisco, California, in 1853. We were incorporated on November 23, 1970 under the General Corporation Law of the State of Delaware and changed our name to Levi Strauss & Co. in 1971. Our common stock is owned primarily by descendants of the family of Levi Strauss and their relatives. We conduct our operations outside the United States through foreign subsidiaries owned directly or indirectly by Levi Strauss & Co. We manage our regional operations through headquarters in San Francisco, Brussels and Singapore. Our corporate offices are located at Levi’s Plaza, 1155 Battery Street, San Francisco, California 94111, and our main telephone number is (415) 501-6000. Our website address is www.levistrauss.com. The information on our website is not a part of this prospectus.

RISK FACTORS

Your investment in the exchange notes will involve risks. You should carefully consider the following factors described below and all other information in this prospectus before deciding to exchange your old notes for exchange notes.

Risks Relating to Our Debt

We have debt and interest payment requirements at levels that may restrict our future operations.

As of February 28, 2010, after giving effect to the issuance of €300.0 million of our old Euro Notes and $525.0 million of our old Dollar Notes and the application of the proceeds of such notes to the payment of our 8 5/8% senior notes due 2013, our 9 3/4% senior notes due 2015 and ¥10,883,500,000 of our 4 1/4% Eurobonds due November 22, 2016, our total debt was approximately $1.8 billion, and we had approximately $193.4 million of additional borrowing capacity under our revolving credit facility. See “Use of Proceeds” and “Capitalization.” Our next debt maturity occurs in 2012. Our debt requires us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes, and result in us having lower net income than we would otherwise have had. It could also have important adverse consequences to holders of our securities. Our ability to successfully compete could be impaired by our debt and interest expense; for example, our debt and interest levels could:

•	make it more difficult for us to satisfy our financial obligations, including those relating to the exchange notes, our senior term loan, our senior secured revolving credit facility and our remaining outstanding 2016 notes;

•	require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, including the exchange notes, which will reduce funds available for other business purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for or reacting to changes in our business and industry;

•	place us at a competitive disadvantage compared to some of our competitors that have less debt; and

•	limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.

In addition, borrowings under our senior secured revolving credit facility and our unsecured term loan bear interest at variable rates of interest. As a result, increases in market interest rates would require a greater portion of our cash flow to be used to pay interest, which could further hinder our operations and affect the trading price of our debt securities. Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control.

We and our subsidiaries may be able to incur substantially more debt, including secured debt.

Subject to the restrictions in our senior term loan, our senior secured revolving credit facility, the indenture governing the exchange notes and our other outstanding indebtedness, we and our subsidiaries may incur significant additional debt, including secured debt, that would be effectively senior to the exchange notes. Although the terms of these facilities and the indenture governing the exchange notes and our other outstanding indebtedness contain restrictions on the incurrence of additional debt, including secured debt, these restrictions are subject to a number of important exceptions, and debt incurred in compliance with these restrictions could be substantial. If we and our restricted subsidiaries incur significant additional debt, the related risks that we face could intensify.

Restrictions in the indenture governing the exchange notes, our other note indentures, and in our credit agreements governing our unsecured term loan and our senior secured revolving credit facility may limit our activities, including dividend payments, share repurchases and acquisitions.

The indenture governing the exchange notes and the indentures relating to our other senior unsecured notes and our Yen-denominated Eurobonds, and the credit agreement governing our unsecured term loan and our senior secured revolving credit facility contain restrictions, including covenants limiting our ability to incur additional debt, grant liens, make acquisitions and other investments, prepay specified debt, consolidate, merge or acquire other businesses, sell assets, pay dividends and other distributions, repurchase stock, and enter into transactions with affiliates. We are also required to meet a fixed charge coverage ratio under our senior secured revolving credit facility under certain circumstances. These restrictions, in combination with our leveraged condition, may make it more difficult for us to successfully execute our business strategy, grow our business or compete with companies not similarly restricted.

If our foreign subsidiaries are unable to distribute cash to us when needed, we may be unable to satisfy our obligations under our debt securities, which could force us to sell assets or use cash that we were planning to use elsewhere in our business.

We conduct our international operations through foreign subsidiaries, and therefore we depend upon funds from our foreign subsidiaries for a portion of the funds necessary to meet our debt service obligations. Our operations in Europe and Asia Pacific accounted for approximately 43%, 44% and 41% of our net revenues, and 42%, 51% and 45% of our regional operating income, in 2009, 2008 and 2007, respectively. We only receive the cash that remains after our foreign subsidiaries satisfy their obligations. Any agreements our foreign subsidiaries enter into with other parties, as well as applicable laws and regulations limiting the right and ability of non-U.S. subsidiaries and affiliates to pay dividends and remit cash to affiliated companies, may restrict the ability of our foreign subsidiaries to pay dividends or make other distributions to us. If those subsidiaries are unable to pass on the amount of cash that we need, we will be unable to make payments on our debt obligations, which could force us to sell assets or use cash that we were planning on using elsewhere in our business, which could hinder our operations and affect the trading price of our debt securities.

Our ability to obtain new financing and trade credit and the costs associated with a new financing and trade credit may be adversely affected by downgrades or other changes in our credit ratings.

The credit ratings assigned to our indebtedness may affect both our ability to obtain new financing and trade credit and the costs of our financing and credit. Although ratings downgrades do not trigger any material obligations or provisions under our financing or other contractual relationships, it is possible that rating agencies may downgrade our credit ratings or change their outlook about us, which could have an adverse impact on us. For example, if our credit ratings are downgraded, it could increase our cost of capital, make our efforts to raise capital or trade credit more difficult and have an adverse impact on our reputation.

The downturn in the economy and the volatility in the capital markets could limit our ability to access capital or could increase our costs of capital.

We experienced a dramatic downturn in the U.S. and global economy and disruption in the credit markets, which began in 2008. Although we have had continued solid operating cash flow, any subsequent downturn and or disruption in the credit markets may reduce sources of liquidity available to us. We can provide no assurance that we will continue to meet our capital requirements from our cash resources, future cash flow and external sources of financing, particularly if current market or economic conditions continue or deteriorate further. We manage cash and cash equivalents in various institutions at levels beyond FDIC coverage limits, and we purchase investments not guaranteed by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our investments or that their liquidity may be diminished. We rely on multiple financial institutions to provide funding pursuant to existing credit agreements, and those institutions may not be able to meet their obligations to provide funding in a timely manner, or at all, when we require it. The cost of or lack of available credit could impact our ability to develop sufficient liquidity to maintain or grow our business, which in turn may adversely affect our business and results of operations.

Our approach to corporate governance may lead us to take actions that conflict with our creditors’ interests as holders of our debt securities.

All of our common stock is owned by a voting trust described under section titled “Principal Stockholders” in this prospectus. Four voting trustees have the exclusive ability to elect and remove directors, amend our by-laws and take other actions which would normally be within the power of stockholders of a Delaware corporation. The voting trust agreement gives certain powers to the holders of two-thirds of the outstanding voting trust certificates, such as the power to remove trustees and terminate the voting trust. The ownership of two-thirds of the outstanding voting trust certificates is concentrated in the hands of a small group of holders (including three of the four voting trustees), providing the group the voting power to block stockholder action on matters for which the holders of the voting trust certificates are entitled to vote and direct the trustees under the voting trust agreement.

Our principal stockholders created the voting trust in part to ensure that we would continue to operate in a socially responsible manner while seeking the greatest long-term benefit for our stockholders, employees and other stakeholders and constituencies. As a result, we cannot assure that the voting trustees will cause us to be operated and managed in a manner that benefits our creditors or that the interests of the voting trustees or our principal equity holders will not diverge from our creditors.

Risks Relating to the Offering

Because the exchange notes are effectively subordinated to all of our secured debt and the liabilities of our subsidiaries, we may not have sufficient assets to pay amounts owed on the exchange notes if a default occurs.

The exchange notes are general senior obligations that rank equal in right of payment with all of our existing and future unsecured and unsubordinated debt, including our senior term loan and our old notes (to the extent any are not exchanged in the exchange offer) and our senior notes due 2016. The exchange notes are effectively subordinated to all of our secured debt to the extent of the value of the assets securing that debt. As of February 28, 2010, after giving effect to the issuance of €300.0 million of our old Euro Notes and $525.0 million of our old Dollar Notes and the application of the proceeds of such notes to the payment of our 8 5/8% senior notes due 2013, our 9 3/4% senior notes due 2015 and ¥10,883,500,000 of our yen-denominated Eurobonds, we had approximately $1.8 billion of debt, of which approximately $108.3 million was secured by most of our assets, including our trademarks, our U.S. receivables and inventories, the assets and stock of our U.S. subsidiaries, and majority positions in shares of many of our non-U.S. subsidiaries.

Because our senior secured revolving credit facility is a secured obligation, failure to comply with their terms or our inability to pay our lenders at maturity would entitle those lenders immediately to foreclose on most of our assets, including our U.S. trademarks and the capital stock of all of our U.S. subsidiaries, and the assets of our material U.S. subsidiaries, which serve as collateral. In the event of any foreclosure on our assets, our secured lenders would be entitled to be repaid in full from the proceeds of the liquidation of those assets before those assets would be available for distribution to other creditors, including the holders of exchange notes.

The exchange notes are also structurally subordinated to all obligations of our subsidiaries since holders of exchange notes will only be creditors of Levi Strauss & Co. and not of our subsidiaries. As of February 28, 2010, the liabilities, including trade payables, of our subsidiaries were approximately $518.3 million. The ability of our creditors, including you, to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary’s creditors, including trade creditors, and any prior or equal claim of any equity holder of that subsidiary. In addition, the ability of our creditors, including you, to participate in distributions of assets of our subsidiaries will be limited to the extent that the outstanding shares of capital stock of any of our subsidiaries are either pledged to secure other creditors, such as under our senior secured revolving credit facility, or are not owned by us, such as our Japanese subsidiary. As a result, you may receive less, proportionately, than our secured creditors and the creditors of our subsidiaries.

There is no established trading market for the exchange notes, and any market for the exchange notes may be illiquid.

Prior to this offering, there was no market for the Dollar Exchange Notes and the existing market for the Euro Exchange Notes was limited. Although application has been made for the Euro Exchange Notes to be listed on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market, we cannot assure you that the Euro Exchange Notes will become or remain listed. Although no assurance is made as to the liquidity of the Euro Exchange Notes as a result of the admission to trading on the Euro MTF Market, failure to be approved for listing on or the delisting of the Euro Exchange Notes from, as applicable, the Official List of the Luxembourg Stock Exchange may have a material effect on a holder’s ability to resell the Euro Exchange Notes in the secondary market. In addition, we do not intend to apply for listing of the exchange notes on any U.S. securities exchange or for quotation through an automated dealer quotation system. The liquidity of the trading market in the exchange notes and the market price quoted for the exchange notes may be adversely affected by changes in the overall market for high yield securities generally or the interest of securities dealers in making a market in the exchange notes and by changes in our financial performance or prospects or in the prospects for companies in the apparel industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

The trading prices of our debt securities have been volatile, and may be volatile in the future.

Other than our old Euro Notes and our Euro Exchange Notes, both of which are expected to be listed on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market, none of our other debt securities are currently listed on any securities exchange or registered for quotation through any automated dealer quotation system. Accordingly, information regarding the trading prices of our debt securities is limited. Based on the information available to us, however, the trading prices of our debt securities have been volatile. We expect that the trading price of our debt securities, including the exchange notes, will be affected by developments in our business and our financial results, liquidity position and capital structure as well as developments in the apparel industry, domestic and foreign economies and in the market for high yield debt securities. The trading price for the exchange notes may be volatile, and we cannot assure you that the trading price of exchange notes will not be lower than the issue price.

We may be unable to purchase the exchange notes upon a change of control.

Upon a change of control event as defined in the indenture governing the exchange notes, we would be required to offer to purchase the exchange notes in cash at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any. We also would be required to offer to repurchase our senior notes due 2016 on similar terms. A change of control under the terms of the exchange notes is likely to constitute an event of default under our senior secured revolving credit facility. If this occurs, then the lenders under these financings may declare their debt immediately due and payable. Since our senior secured revolving credit facility is secured, the lenders under these financings could foreclose on most of our assets and be entitled to be repaid in full from the proceeds of any liquidation of those assets before any holder of the exchange notes. We cannot assure you that we will have the financial resources necessary to repurchase the exchange notes and satisfy our other payment obligations that could be triggered upon a change of control. If we do not have sufficient financial resources to effect a change of control offer for the exchange notes, we would be required to seek additional financing from outside sources to repurchase the exchange notes. We cannot assure you that financing would be available to us at that time on satisfactory terms, or at all. In addition, the terms of the exchange notes may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you unless the transaction is included in the definition of a change of control in the indenture.

If you do not exchange your old notes, they may be difficult to resell.

It may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will remain subject to the restrictions on transfer provided for in Rule 144 under the Securities Act.

These restrictions on transfer of your old notes exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities and may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with this exchange offer, we do not intend to register the old notes under the Securities Act.

To the extent any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the applicable series of old notes that remain outstanding after the exchange offer would be adversely affected due to a reduction in market liquidity.

Each of the risks described in this section with respect to the exchange notes are equally applicable to the old notes.

Risks Relating to the Industry in Which We Compete

Our revenues are influenced by general economic conditions.

Apparel is a cyclical industry that is dependent upon the overall level of consumer spending. Our wholesale customers anticipate and respond to adverse changes in economic conditions and uncertainty by reducing inventories and canceling orders. Our brand-dedicated stores are also affected by these conditions which may lead to a decline in consumer traffic to and spending in these stores. As a result, factors that diminish consumer spending and confidence in any of the regions in which we compete, particularly deterioration in general economic conditions, high levels and fear of unemployment, increases in energy costs or interest rates, housing market downturns, fear about and impact of pandemic illness, and other factors such as acts of war, acts of nature or terrorist or political events that impact consumer confidence, could reduce our sales and adversely affect our business and financial condition through their impact on our wholesale customers as well as its direct impact on us. For example, the global financial economic downturn that began in 2008 has impacted consumer confidence and spending negatively. In this economic environment we saw several wholesale customers declare bankruptcy or otherwise exhibit signs of distress, and even if the economy rebounds we do not anticipate that our wholesale customers will return to carrying the levels of inventory in our products as that prior to the downturn. These outcomes and behaviors have and may continue to adversely affect our business and financial condition.

Intense competition in the worldwide apparel industry could lead to reduced sales and prices.

We face a variety of competitive challenges from jeanswear and casual apparel marketers, fashion-oriented apparel marketers, athletic and sportswear marketers, vertically integrated specialty stores, and retailers of private-label products. Some of these competitors have greater financial and marketing resources than we do and may be able to adapt to changes in consumer preferences or retail requirements more quickly, devote greater resources to the building and sustaining of their brand equity and the marketing and sale of their products, or adopt more aggressive pricing policies than we can. As a result, we may not be able to compete as effectively with them and may not be able to maintain or grow the equity of and demand for our brands. Increased competition in the worldwide apparel industry — including from international expansion of vertically integrated specialty stores, from department stores, chain stores and mass channel retailers developing exclusive labels, and from well-known and successful non-apparel brands (such as footwear marketers) expanding into jeans and casual apparel could reduce our sales and adversely affect our business and financial condition.

The success of our business depends upon our ability to offer innovative and upgraded products at attractive price points.

The worldwide apparel industry is characterized by constant product innovation due to changing fashion trends and consumer preferences and by the rapid replication of new products by competitors. As a result, our success depends in large part on our ability to develop, market and deliver innovative and stylish products at a pace, intensity, and price competitive with other brands in our segments. We must also have the agility to respond to changes in consumer preference such as the consumer shift in Japan away from premium-priced brands to lower-priced fast-fashion products. In addition, we must create products at a range of price points that appeal to the consumers of both our wholesale customers and our dedicated retail stores. Failure on our part to regularly and rapidly develop innovative and stylish products and update core products could limit sales growth, adversely affect retail and consumer acceptance of our products, negatively impact the consumer traffic in our dedicated retail stores, leave us with a substantial amount of unsold inventory which we may be forced to sell at discounted prices, and impair the image of our brands. Moreover, our newer products may not produce as high a gross margin as our traditional products and thus may have an adverse effect on our overall margins and profitability.

The worldwide apparel industry is subject to ongoing pricing pressure.

The apparel market is characterized by low barriers to entry for both suppliers and marketers, global sourcing through suppliers located throughout the world, trade liberalization, continuing movement of product sourcing to lower cost countries, and the ongoing emergence of new competitors with widely varying strategies and resources. These factors contribute to ongoing pricing pressure throughout the supply chain. This pressure has had and may continue to have the following effects:

•	require us to introduce lower-priced products or provide new or enhanced products at the same prices;

•	require us to reduce wholesale prices on existing products;

•	result in reduced gross margins across our product lines;

•	increase retailer demands for allowances, incentives and other forms of economic support; and

•	increase pressure on us to reduce our production costs and our operating expenses.

Any of these factors could adversely affect our business and financial condition.

Increases in the price of raw materials or their reduced availability could increase our cost of goods and decrease our profitability.

The principal fabrics used in our business are cotton, blends, synthetics and wools. The prices we pay our suppliers for our products are dependent in part on the market price for raw materials — primarily cotton — used to produce them. The price and availability of cotton may fluctuate substantially, depending on a variety of factors, including demand, crop yields, weather, supply conditions, transportation costs, energy prices, work stoppages, government regulation, economic climates and other unpredictable factors. Any and all of these factors may be exacerbated by global climate change. Fluctuations in the price and availability of raw materials have not materially affected our cost of goods in recent years. However, increases in raw material costs, together with other factors, might cause a decrease of our profitability unless we are able to pass higher prices on to our customers. Moreover, any decrease in the availability of cotton could impair our ability to meet our production requirements in a timely manner.

Our business is subject to risks associated with sourcing and manufacturing overseas.

We import finished garments and raw materials into all of our operating regions. Our ability to import products in a timely and cost-effective manner may be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes and work stoppages, political unrest, severe weather, or homeland security requirements in the United States and other countries. These issues could delay importation of products or require us to locate alternative ports or warehousing providers to avoid disruption to our customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition.

Substantially all of our import operations are subject to customs and tax requirements and to tariffs and quotas set by governments through mutual agreements or bilateral actions. In addition, the countries in which our products are manufactured or imported may from time to time impose additional quotas, duties, tariffs or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers’ failure to comply with customs regulations or similar laws, could harm our business.

Our operations are also subject to the effects of international trade agreements and regulations such as the North American Free Trade Agreement, the Dominican-Republic Central America Free Trade Agreement, the Egypt Qualified Industrial Zone program, and the activities and regulations of the World Trade Organization.

Although generally these trade agreements have positive effects on trade liberalization, sourcing flexibility and cost of goods by reducing or eliminating the duties and/or quotas assessed on products manufactured in a particular country, trade agreements can also impose requirements that adversely affect our business, such as setting quotas on products that may be imported from a particular country into our key markets such as the United States or the European Union.

Risks Relating to Our Business

Our net sales have not grown substantially for more than ten years, and actions we have taken, and may take in the future, to address these and other issues facing our business may not be successful over the long term.

Our net sales have declined from a peak of $7.1 billion in 1996 to $4.1 billion in 2003, with no growth through our fiscal year 2009. We face intense competition, customer financial hardship and consolidation, increased focus by retailers on private-label offerings, expansion of and growth in new distribution sales channels, declining sales of traditional core products and continuing pressure on both wholesale and retail pricing. Our ability to successfully compete could be impaired by our debt and interest payments, which reduces our operating flexibility and could limit our ability to respond to developments in the worldwide apparel industry as effectively as competitors that do not have comparable debt levels. In addition, the strategic, operations and management changes we have made in recent years, including in 2009 and that we will continue to make throughout 2010 and beyond, to improve our business and drive future sales growth may not be successful over the long term.

We depend on a group of key customers for a significant portion of our revenues. A significant adverse change in a customer relationship or in a customer’s performance or financial position could harm our business and financial condition.

Net sales to our ten largest customers totaled approximately 36% and 37% of total net revenues in 2009 and 2008, respectively. Our largest customer in 2009, Kohl’s Corporation, accounted for nearly 10% of net revenues in 2009, and our largest customer in 2008, J.C. Penney Company, Inc., accounted for nearly 8% of net revenues in 2008. While we have long-standing relationships with our wholesale customers, we do not have long-term contracts with them. As a result, purchases generally occur on an order-by-order basis, and the relationship, as well as particular orders, can generally be terminated by either party at any time. If any major customer decreases or ceases its purchases from us, reduces the floor space, assortments, fixtures or advertising for our products or changes its manner of doing business with us for any reason, such actions could adversely affect our business and financial condition.

For example, our wholesale customers are subject to the fluctuations in general economic cycles and the current global economic conditions which are impacting consumer spending, and our customers may also be affected by the credit environment, which may impact their ability to access the credit necessary to operate their business. The performance and financial condition of a wholesale customer may cause us to alter our business terms or to cease doing business with that customer, which could in turn adversely affect our own business and financial condition. In addition, our wholesale customers may change their apparel strategies or reduce fixture spaces and purchases of brands that do not meet their strategic requirements, leading to a loss of sales for our products at those customers.

In addition, the retail industry in the United States has experienced substantial consolidation in recent years, and further consolidation may occur. Consolidation in the retail industry typically results in store closures, centralized purchasing decisions, increased customer leverage over suppliers, greater exposure for suppliers to credit risk and an increased emphasis by retailers on inventory management and productivity, any of which can, and have, adversely impacted our net revenues, margins and ability to operate efficiently.

We may be unable to maintain or increase our sales through our primary distribution channels.

In the United States, chain stores and department stores are the primary distribution channels for our Levi’s® and Dockers® products, and the mass channel is the primary distribution channel for Signature products. Outside the

United States, department stores, independent jeanswear retailers and national jeans chains have traditionally been our primary distribution channels.

We may be unable to maintain or increase sales of our products through these distribution channels for several reasons, including the following:

•	The retailers in these channels maintain — and seek to grow — substantial private-label and exclusive offerings as they strive to differentiate the brands and products they offer from those of their competitors.

•	These retailers may also change their apparel strategies and reduce fixture spaces and purchases of brands misaligned with their strategic requirements.

•	Other channels, including vertically integrated specialty stores, account for a substantial portion of jeanswear and casual wear sales. In some of our mature markets, these stores have already placed competitive pressure on our primary distribution channels, and many of these stores are now looking to our developing markets to grow their business.

Further success by retailer private-labels and vertically integrated specialty stores may continue to adversely affect the sales of our products across all channels, as well as the profitability of our brand-dedicated stores. Additionally, our ability to secure or maintain retail floor space, market share and sales in these channels depends on our ability to offer differentiated products and to increase retailer profitability on our products, which could have an adverse impact on our margins.

Our inability to revitalize our business in certain markets or product lines could harm our financial results.

Given the global reach and nature of our business and the breadth of our product lines, we may experience business declines in certain markets even while experiencing growth in others. For example, recent declines in certain mature markets in our Europe and Asia Pacific regions impact our overall business performance despite growth in other areas such as developing markets and our retail network, and the cumulative effect of these declines could adversely affect our results of operations. Although we have taken, and continue to take, product, marketing, distribution and organizational actions to reverse such declines, if our actions are not successful on a sustained basis, our results of operations and our ability to grow may be adversely affected.

During the past several years, we have experienced significant changes in senior management and our board. The success of our business depends on our ability to attract and retain qualified and effective senior management and board leadership.

Collective or individual changes in our senior management group or board membership could have an adverse effect on our ability to determine and implement our strategies, which in turn may adversely affect our business and results of operations. Recent changes in our senior management team include Aaron Boey, who became our Senior Vice President and President, Levi Strauss Asia Pacific on February 19, 2009, Blake Jorgensen, who became our Executive Vice President and Chief Financial Officer on July 1, 2009, and Jaime Cohen Szulc, who became our Senior Vice President and Chief Marketing Officer — Levi’s® on August 31, 2009. In addition, T. Gary Rogers, the Chairman of our Board of Directors, retired from our Board in December 2009, and Richard Kauffman subsequently became Chairman of the Board. Martin Coles joined our Board in February 2009 and resigned on January 11, 2010. Robert A. Eckert joined the Board on May 10, 2010.

Increasing the number of company-operated stores will require us to enhance our capabilities and increase our expenditures and will increasingly impact our financial performance.

Although our business is substantially a wholesale business, we operated 426 retail stores as of February 28, 2010. As part of our objective to accelerate growth though dedicated retail stores, we plan to continue to strategically open company-operated retail stores, while taking into consideration the changing economic environment. The results from our retail network may be adversely impacted if we do not find ways to generate sufficient sales from our existing and new company-operated stores, which may be particularly challenging in light of the recent and ongoing global economic downturn. Like other retail operators, we regularly assess store performance and as part of that review we may determine to close or impair the value of underperforming stores in the future.

Any increase in the number of company-operated stores will require us to further develop our retailing skills and capabilities. We will be required to enter into additional leases, which will cause an increase in our rental expenses and off-balance sheet rental obligations and our capital expenditures for retail locations. These commitments may be costly to terminate, and these investments may be difficult to recapture if we decide to close stores or change our strategy. We must also offer a broad product assortment (especially women’s and tops), appropriately manage retail inventory levels, install and operate effective retail systems, execute effective pricing strategies, and integrate our stores into our overall business mix. Finally, we will need to hire and train additional qualified employees and incur additional costs to operate these stores, which will increase our operating expenses. These factors, including those relating to securing retail space and management talent, are even more challenging considering that many of our competitors either have large company-operated retail operations today or are seeking to expand substantially their retail presence. If the actions we are taking to expand our retail network are not successful on a sustained basis, our margins, results of operations and ability to grow may be adversely affected.

We must successfully maintain and/or upgrade our information technology systems.

We rely on various information technology systems to manage our operations. We are currently implementing modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the implementation of new technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

We rely on contract manufacturing of our products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contractors to perform, could harm our sales, service levels and reputation.

We source approximately 95% of our products from independent contract manufacturers who purchase fabric and make our products and may also provide us with design and development services. As a result, we must locate and secure production capacity. We depend on independent manufacturers to maintain adequate financial resources, including access to sufficient credit, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we do not have material long-term contracts with any of our independent manufacturers, and these manufacturers generally may unilaterally terminate their relationship with us at any time. Finally, we may experience capability-building and infrastructure challenges as we expand our sourcing to new contractors throughout the world.

Our suppliers are subject to the fluctuations in general economic cycles, and the global economic conditions may impact their ability to operate their business. The performance and financial condition of a supplier may cause us to alter our business terms or to cease doing business with that supplier, which could in turn adversely affect our own business and financial condition.

Our dependence on contract manufacturing could subject us to difficulty in obtaining timely delivery of products of acceptable quality. A contractor’s failure to ship products to us in a timely manner or to meet our quality standards, or interference with our ability to receive shipments due to factors such as port or transportation conditions, could cause us to miss the delivery date requirements of our customers. Failing to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges, demand reduced prices, or reduce future orders, any of which could harm our sales and margins.

We require contractors to meet our standards in terms of working conditions, environmental protection, security and other matters before we are willing to place business with them. As such, we may not be able to obtain the lowest-cost production. In addition, the labor and business practices of apparel manufacturers have received increased attention from the media, non-governmental organizations, consumers and governmental agencies in recent years. Any failure by our independent manufacturers to adhere to labor or other laws or appropriate labor or business practices, and the potential litigation, negative publicity and political pressure relating to any of these events, could harm our business and reputation.

We are a global company with nearly half our revenues coming from our Europe and Asia Pacific businesses, which exposes us to political and economic risks as well as the impact of foreign currency fluctuations.

We generated approximately 43%, 44% and 41% of our net revenues from our Europe and Asia Pacific businesses in 2009, 2008 and 2007, respectively. A substantial amount of our products came from sources outside of the country of distribution. As a result, we are subject to the risks of doing business outside of the United States, including:

•	currency fluctuations, which have impacted our results of operations significantly in recent years;

•	changes in tariffs and taxes;

•	regulatory restrictions on repatriating foreign funds back to the United States;

•	less protective foreign laws relating to intellectual property; and

•	political, economic and social instability.

The functional currency for most of our foreign operations is the applicable local currency. As a result, fluctuations in foreign currency exchange rates affect the results of our operations and the value of our foreign assets and liabilities, including debt, which in turn may benefit or adversely affect reported earnings and cash flows and the comparability of period-to-period results of operations. In addition, we engage in hedging activities to manage our foreign currency exposures resulting from certain product sourcing activities, some intercompany sales, foreign subsidiaries’ royalty payments, earnings repatriations, net investment in foreign operations and funding activities. However, our earnings may be subject to volatility since we do not fully hedge our foreign currency exposures and we are required to record in income the changes in the market values of our exposure management instruments that we do not designate or that do not qualify for hedge accounting treatment. Changes in the value of the relevant currencies may affect the cost of certain items required in our operations as the majority of our sourcing activities are conducted in U.S. Dollars. Changes in currency exchange rates may also affect the relative prices at which we and foreign competitors sell products in the same market. Foreign policies and actions regarding currency valuation could result in actions by the United States and other countries to offset the effects of such fluctuations. Recently, there has been a high level of volatility in foreign currency exchange rates and that level of volatility may continue and thus adversely impact our business or financial conditions.

Furthermore, due to our global operations, we are subject to numerous domestic and foreign laws and regulations affecting our business, such as those related to labor, employment, worker health and safety, antitrust and competition, environmental protection, consumer protection, import/export, and anti-corruption, including but not limited to the Foreign Corrupt Practices Act which prohibits giving anything of value intended to influence the awarding of government contracts. Although we have put into place policies and procedures aimed at ensuring legal and regulatory compliance, our employees, subcontractors and agents could take actions that violate these requirements. Violations of these regulations could subject us to criminal or civil enforcement actions, any of which could have a material adverse effect on our business.

As a global company, we are exposed to risks of doing business in foreign jurisdictions and risks relating to U.S. policy with respect to companies doing business in foreign jurisdictions. For example, on May 4, 2009, President Obama’s administration announced several proposals to reform U.S. tax laws, including a proposal to further limit foreign tax credits as compared to current law and a proposal to defer tax deductions allocable to non-U.S. earnings until the earnings are repatriated. At this time it is not known whether these proposed tax reforms will be enacted or, if enacted, what the scope of the reforms will be. The proposed legislation or other changes in the U.S. tax laws could increase our U.S. income tax liability and adversely affect our after-tax profitability.

We have made changes in our logistics operations in recent years and continue to look for opportunities to increase efficiencies.

We have closed several of our distribution centers in recent years and continually work to identify additional opportunities to optimize our distribution network. Changes in logistics and distribution activities could result in temporary shipping disruptions and increased expense as we bring new arrangements to full operation, which could have an adverse effect on our results of operations.

Most of the employees in our production and distribution facilities are covered by collective bargaining agreements, and any material job actions could negatively affect our results of operations.

In North America, most of our distribution employees are covered by various collective bargaining agreements, and outside North America, most of our production and distribution employees are covered by either industry-sponsored and/or state-sponsored collective bargaining mechanisms. Any work stoppages or other job actions by these employees could harm our business and reputation.

Our licensees may not comply with our product quality, manufacturing standards, marketing and other requirements.

We license our trademarks to third parties for manufacturing, marketing and distribution of various products. While we enter into comprehensive agreements with our licensees covering product design, product quality, sourcing, manufacturing, marketing and other requirements, our licensees may not comply fully with those agreements. Non-compliance could include marketing products under our brand names that do not meet our quality and other requirements or engaging in manufacturing practices that do not meet our supplier code of conduct. These activities could harm our brand equity, our reputation and our business.

Our success depends on the continued protection of our trademarks and other proprietary intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and competitive position, and the loss of or inability to enforce trademark and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademark and other proprietary intellectual property rights on a worldwide basis. Our efforts to establish and protect our trademark and other proprietary intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products. Unauthorized copying of our products or unauthorized use of our trademarks or other proprietary rights may not only erode sales of our products but may also cause significant damage to our brand names and our ability to effectively represent ourselves to our customers, contractors, suppliers and/or licensees. Moreover, others may seek to assert rights in, or ownership of, our trademarks and other proprietary intellectual property, and we may not be able to successfully resolve those claims. In addition, the laws and enforcement mechanisms of some foreign countries may not allow us to protect our proprietary rights to the same extent as we are able to in the United States and other countries.

We have substantial liabilities and cash requirements associated with postretirement benefits, pension and our deferred compensation plans.

Our postretirement benefits, pension, and our deferred compensation plans result in substantial liabilities on our balance sheet. These plans and activities have and will generate substantial cash requirements for us, and these requirements may increase beyond our expectations in future years based on changing market conditions. The difference between plan obligations and assets, or the funded status of the plans, is a significant factor in determining the net periodic benefit costs of our pension plans and the ongoing funding requirements of those plans. Many variables, such as changes in interest rates, mortality rates, health care costs, early retirement rates, investment returns, and/or the market value of plan assets can affect the funded status of our defined benefit pension, other postretirement, and postemployment benefit plans and cause volatility in the net periodic benefit cost and future funding requirements of the plans. Our pension expense increased by more than $30 million in 2009 as a result of the decline in the value of our pension plan assets in 2008. Additionally, our estimates as of November 29, 2009, indicate our future annual funding requirements may increase to as much as $140 million in 2011. While actual results may differ from these estimates, the increased pension expense and related funding may extend into future years if current market conditions persist. Plan liabilities may impair our liquidity, have an unfavorable impact on our ability to obtain financing and place us at a competitive disadvantage compared to some of our competitors who do not have such liabilities and cash requirements.

Earthquakes or other events outside of our control may damage our facilities or the facilities of third parties on which we depend.

Our corporate headquarters are located in California near major geologic faults that have experienced earthquakes in the past. An earthquake or other natural disaster or the loss of power caused by power shortages could disrupt operations or impair critical systems. Any of these disruptions or other events outside of our control could affect our business negatively, harming our operating results. In addition, if any of our other facilities, including our manufacturing, finishing or distribution facilities or our company-operated or franchised stores, or the facilities of our suppliers or customers, is affected by earthquakes, power shortages, floods, monsoons, terrorism, epidemics or other events outside of our control, our business could suffer.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. Failure to comply with the requirements of Section 404 or any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the credit ratings and trading price of our debt securities.

We are not currently an “accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. As required by Section 404 of the Sarbanes-Oxley Act of 2002, we have provided an internal control report with our Annual Report in Form 10-K for the fiscal year ended November 29, 2009, which includes management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Beginning with our Annual Report for the year ending November 28, 2010, our independent registered public accounting firm will also be required to issue a report on their evaluation of the effectiveness of our internal control over financial reporting. Our assessment requires us to make subjective judgments and our independent registered public accounting firm may not agree with our assessment. If we or our independent registered public accounting firm were unable to conclude that our internal control over financial reporting was effective as of the relevant period, investors could lose confidence in our reported financial information, which could have an adverse effect on the trading price of our debt securities, negatively affect our credit rating, and affect our ability to borrow funds on favorable terms.

THE EXCHANGE OFFER

General

In connection with the issuance of $525.0 million old Dollar Notes and €300.0 million of old Euro Notes in May 2010, we entered into a registration rights agreement with the initial purchasers for each series of old notes, which provides for the exchange offer. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Under the registration rights agreements, we agreed to:

•	file and cause to become effective a registration statement with respect to an offer to exchange the old notes for the exchange notes; or

•	in certain circumstances file and cause to become effective a shelf registration statement with respect to the resale of the old notes.

The exchange offer being made hereby, if completed by December 2, 2010, will satisfy those requirements under the registration rights agreement. If the exchange offer is not completed by December 2, 2010 and a shelf registration statement has not been declared effective, then the interest rates on the old notes will increase by 0.25% per annum during the 90-day period immediately following December 2, 2010 and will increase by 0.25% per annum at the end of each subsequent 90-day period until the exchange offer is completed or a shelf registration statement is declared effective. In no event shall the additional interest exceed 1.00% per annum.

Purpose and Effect of the Exchange Offer

The exchange offer will give holders of old notes the opportunity to exchange the old notes for exchange notes that have been registered under the Securities Act. The Dollar Exchange Notes and the Euro Exchange Notes will be substantially similar in all material respects to the old Dollar Notes and old Euro Notes, respectively. We will be subject to the informational requirements of the Exchange Act. To satisfy those requirements, we will file reports and other information with the SEC that will be made available to the holders of the old notes, if any are outstanding after the exchange offer, and the exchange notes and the general public.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

If you participate in the exchange offer, you will receive an exchange note of equal principal amount and with limited exceptions, receive securities that are freely tradable and not subject to restrictions on transfer. See “— Resale of Exchange Notes” for more information relating to your ability to transfer the exchange notes.

If you are eligible to participate in this exchange offer and you do not tender your unregistered notes as described in this prospectus, you will not have any further registration rights, except in limited circumstances. Old notes will continue to bear interest at the current rate and will continue to be subject to all of the terms and conditions specified in the indenture, including restrictions on transfer under the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer is the exchange date, which will be the first business day following the expiration date unless we extend the date as described in this prospectus. The old Dollar Notes may be tendered only in a minimum denomination of $100,000 and integral multiples of

$1,000 principal amount thereafter and old Euro Notes may be tendered only in integral multiples of €50,000 and integral multiples of €1,000 principal amount thereafter. The exchange notes will be delivered on the earliest practicable date following the exchange date.

The form and terms of the exchange notes will be substantially identical to the form and terms of the respective series of old notes, except the exchange notes:

•	will be registered under the Securities Act; and

•	will not bear legends restricting their transfer.

The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. For a description of the indenture, see the caption “Description of Exchange Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $525.0 million aggregate principal amount of the old Dollar Notes and €300.0 million aggregate principal amount of the old Euro Notes are outstanding. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the SEC. Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange promptly on or after the date of acceptance for exchange of the old notes. The exchange date will be the first business day following the expiration date unless it is extended as described in this prospectus. We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “— Conditions.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the caption “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

Expiration of the Exchange Offer; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on August 2, 2010. The exchange offer can be extended by us in our sole discretion, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

In order to extend the exchange offer, we will notify the exchange agent orally, confirmed in writing, or in writing, of any extension. We will notify the registered holders of old notes by public announcement of the extension no later than 5:00 p.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions

Despite any other term of the exchange offer, we will not be required to accept for exchange any old notes and we may terminate or amend the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•	the exchange notes to be received will not be tradeable by the holder, without restriction under the Securities Act and the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer.

We will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under the caption “— Resale of Exchange Notes”; and

•	any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of an extension to their holders. Any delay in accepting any old notes will be consistent with Rule 14e-1(c) under the Exchange Act. During an extension, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. By public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes promptly. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment by means of a prospectus supplement.

These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

We will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering

We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. Because all of the old notes are held in book-entry accounts maintained by the exchange agent at DTC, Euroclear or Clearstream, Luxembourg, a holder need not submit a letter of transmittal. However, all holders who exchange their old notes for exchange notes in accordance with the procedures outlined below will be deemed to have acknowledged receipt of, and agreed to be bound by, and to have made all of the representations and warranties contained in the letter of transmittal.

Holders of old Dollar Notes hold their notes through DTC. Holders of old Euro Notes hold their Euro Notes through Euroclear or Clearstream, Luxembourg, which are participants in DTC.

To tender in the exchange offer, a holder must comply with the following procedures, as applicable:

•	Holders of old notes through DTC: If you wish to exchange your old notes and either you or your registered holder hold your old notes (either old Dollar Notes or old Euro Notes) in book-entry form directly through DTC, you must submit an instruction and follow the procedures for book-entry transfer as provided under “— Book-Entry Transfer.”

•	Holders of old notes through Euroclear or Clearstream, Luxembourg: If you wish to exchange your old notes and either you or your registered holder hold your old notes (either old Dollar Notes or old Euro Notes) in book-entry form directly through Euroclear or Clearstream, Luxembourg, you should be aware that pursuant to their internal guidelines, Euroclear and Clearstream, Luxembourg will automatically exchange your old notes for exchange notes. If you do not wish to participate in the exchange offer, you must instruct Euroclear or Clearstream, Luxembourg, as the case may be, to “Take No Action”; otherwise your old notes will automatically be tendered in the exchange offer, and you will be deemed to have agreed to be bound by the terms of the letter of transmittal.

Only a registered holder of record of old notes may tender old notes in the exchange offer. If you are a beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you may request your respective broker, dealer, commercial bank, trust company or other nominee to effect the above transactions for you. Alternatively, if you are a beneficial owner and you wish to act on your own behalf in connection with the exchange offer, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder.

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If a holder tenders less than all of the old notes held by the holder, the tendering holder should so indicate. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of old notes, the letter of transmittal and all other required documents or transmission of an agent’s message, as described under “— Book-Entry Transfer,” to the exchange agent is at the election and risk of the holder. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Delivery of documents to DTC, Euroclear or Clearstream, Luxembourg in accordance with their respective procedures will not constitute delivery to the exchange agent.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date. If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old note without alteration, enlargement or any change whatsoever. If a letter of transmittal is signed by a participant in DTC or Euroclear or Clearstream, Luxembourg, as applicable, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, a commercial bank or trust company having an office or correspondent in the United States or “an eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If a letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If a letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived.

Old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion to (a) purchase or make offers for any old notes that remain outstanding subsequent to the expiration date, and (b) to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

Book-Entry Transfer

The exchange agent has established an account with respect to the old notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for such transfer. Pursuant to their internal guidelines, Euroclear and Clearstream, Luxembourg will automatically exchange old notes for exchange notes on behalf of the holders of the old notes. If they do not wish to participate in the exchange offer, the registered holder of old notes on the records of Euroclear or Clearstream, Luxembourg must instruct Euroclear or Clearstream, Luxembourg, as the case may be, to “Take No Action”; otherwise such old notes will be tendered in the exchange offer, and the holder of such notes will be deemed to have agreed to be bound by the terms of the letter of transmittal. The exchange for old notes so tendered will only be made after a timely confirmation of a book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message.

The term “agent’s message” means a message transmitted by DTC, Euroclear or Clearstream as the case may be, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express or deemed acknowledgment from a participant tendering old notes and that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant. Delivery of an agent’s message will also constitute an acknowledgement from the tendering participant that the representations contained in the appropriate letter of transmittal and described below are true and correct.

Resale of Exchange Notes

By signing the letter of transmittal, or causing DTC, Euroclear or Clearstream, Luxembourg, as applicable, to transmit an agent’s message to the exchange agent, each tendering holder of old notes will represent to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of those exchange notes (see the caption “Plan of Distribution”); and

•	the holder is not an “affiliate” of ours, as defined in Rule 405 of the Securities Act.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC, Euroclear or Clearstream, Luxembourg, on behalf of the holder in accordance with the standard operating procedures of DTC or Euroclear or Clearstream, Luxembourg.

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes to be withdrawn;

•	be signed by the person who tendered the old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the old notes are to be re-registered, if different from that of the withdrawing holder.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC or Euroclear or Clearstream, Luxembourg, as applicable, to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described under the caption “— Procedures for Tendering” above at any time on or before expiration of the exchange offer.

Exchange Agent

Citibank, N.A., London branch has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of withdrawal to the exchange agent addressed as follows:

For All Deliveries:
Citibank, N.A.
14th Floor
Citigroup Centre, Canada Square,
London E14 5LB, United Kingdom
Attention: Exchange Team
or
Citibank, N.A.
Agency & Trust
388 Greenwich Street, 14th Floor
New York, NY 10013

By Facsimile Transmission (for Eligible Institutions Only): +44(0) 20-3320-2405
To Confirm by Telephone or for Information Call: +44(0) 20-7508-3866

Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by facsimile, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees; and

•	our printing and mailing costs.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

As the terms of the exchange notes and the old notes are identical in all material respects, we will record the exchange notes in our accounting records at the same carrying value as the old notes as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer. Costs of the exchange offer will be deferred and amortized to interest expense over the term of the notes.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive the old notes in like principal amount, the terms of which are identical in all material respects to the exchange notes. The old notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness or capital stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of February 28, 2010, and as adjusted to give effect to (i) the issuance of $525.0 million of our old Dollar Notes and €300.0 million of our old Euro Notes in May 2010 and (ii) and the application of the proceeds of such notes to the payment of our 8 5/8% senior notes due 2013 and our 9 3/4% senior notes due 2015, and the purchase of ¥10,883,500,000 of our 4 1/4% Eurobonds due November 22, 2016. This table should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes to those consolidated financial statements included elsewhere in this prospectus. There have been no material changes in our capitalization since February 28, 2010, other than as disclosed below.

	As of February 28, 2010
	Actual	As Adjusted(1)
	(Dollars in thousands)

Cash and cash equivalents	$315,369	$312,451

Long-term debt:
Secured:
Senior revolving credit facility(2)	$108,250	$108,250

Total secured	108,250	108,250

Unsecured:
Senior term loan due 2014	323,421	323,421
8 5/8% Euro senior notes due 2013(3)	341,589	—
9 3/4% senior notes due 2015	446,210	—
8 7/8% senior notes due 2016	350,000	350,000
4 1/4% Yen-denominated Eurobonds due 2016(4)	223,964	102,088
7 3/4% Euro senior notes due 2018(3)	—	407,400
7 5/8% senior notes due 2020	—	525,000

Total unsecured	1,685,184	1,707,909
Less: current maturities	—	—

Total long-term debt	$1,793,434	$1,816,159

Short-term debt:
Short-term borrowings	$27,759	$27,759
Current maturities of long-term debt	—	—

Total short-term debt	$27,759	$27,759

Total long-term and short-term debt	$1,821,193	$1,843,918

Total Levi Strauss & Co. stockholders’ deficit	(282,097)	(293,034)

Total capitalization	$1,539,096	$1,550,884

(1)	Represents the application of all of the $932.4 million gross proceeds from the offering of the old notes to (a) tender or redeem all outstanding amounts under the 8 5/8% Euro denominated notes due 2013 and the 9 3/4% senior notes due 2015, including principal of $785.6 million as of February 28, 2010; (b) pay premiums of $31.1 million in connection with prepayment of the 2013 notes and 2015 notes; (c) pay the fees and expenses for the offering of the old notes and the tender offer of $18.6 million; and (d) purchase ¥10,883,500,000 of our 4 1/4% Yen-denominated Eurobonds due 2016. We will amortize the fees and expenses for the offering over the life of the notes.

(2)	Consists of a $750.0 million revolving credit facility with a floating rate of interest that matures on October 11, 2012. See “Description of Other Indebtedness — Senior Revolving Credit Facility.” As of February 28, 2010, unused availability under the revolving credit facility was approximately $193.4 million, as our total availability of $273.6 million, based on collateral levels as defined by the agreement, was reduced by $80.2 million of other credit-related instruments, such as documentary and standby letters of credit allocated under the facility.

(3)	Based on a USD/Euro exchange rate of 1.358 to 1 as of February 28, 2010.

(4)	Based on a USD/Yen exchange rate of 1 to 89.3 as of February 28, 2010.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary historical consolidated financial data. The summary statements of income data and cash flow data for fiscal years 2009, 2008 and 2007 and the balance sheet data as of November 29, 2009, and November 30, 2008, are derived from our consolidated financial statements included in this prospectus. The summary statements of income data and cash flow data for fiscal years 2006 and 2005 and the balance sheet data as of March 1, 2009, November 25, 2007, November 26, 2006, and November 27, 2005, are derived from our consolidated financial statements not included in this prospectus.

The summary statements of income data and cash flow data for the quarterly periods ended February 28, 2010, and March 1, 2009, and the balance sheet data as of February 28, 2010, have been derived from our unaudited consolidated financial statements included in this prospectus. Income data and cash flow data for the three months ended February 28, 2010, and March 1, 2009, are not necessarily indicative of the results for the Company’s full fiscal year.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes to those financial statements, which for the Company’s fiscal years 2009, 2008 and 2007 and first fiscal quarters in 2010 and 2009 are included in this prospectus.

	Three Months Ended		Year Ended(1)
	February 28,	March 1,	November 29,	November 30,	November 25,	November 26,	November 27,
	2010	2009	2009	2008	2007	2006	2005
	(Dollars in thousands)

Statements of Income Data:
Net sales	$1,016,007	$931,254	$4,022,854	$4,303,075	$4,266,108	$4,106,572	$4,150,931
Licensing revenue	19,199	20,210	82,912	97,839	94,821	86,375	73,879

Net revenues	1,035,206	951,464	4,105,766	4,400,914	4,360,929	4,192,947	4,224,810
Cost of goods sold	502,278	506,343	2,132,361	2,261,112	2,318,883	2,216,562	2,236,962

Gross profit	532,928	445,121	1,973,405	2,139,802	2,042,046	1,976,385	1,987,848
Selling, general and administrative expenses	425,677	339,081	1,590,093	1,606,482	1,386,547	1,348,577	1,381,955
Restructuring charges, net	—	—	5,224	8,248	14,458	14,149	16,633

Operating income	107,251	106,040	378,088	525,072	641,041	613,659	589,260
Interest expense	(34,173)	(34,690)	(148,718)	(154,086)	(215,715)	(250,637)	(263,650)
Loss on early extinguishment of debt	—	—	—	(1,417)	(63,838)	(40,278)	(66,066)
Other income (expense), net	12,463	2,989	(39,445)	(303)	15,047	24,136	26,213

Income before taxes	85,541	74,339	189,925	369,266	376,535	346,880	285,757
Income tax expense (benefit)(2)	29,672	26,349	39,213	138,884	(84,759)	106,159	126,654

Net income	55,869	47,990	150,712	230,382	461,294	240,721	159,103
Net loss (income) attributable to noncontrolling interest	485	79	1,163	(1,097)	(909)	(1,718)	(3,156)

Net income attributable to Levi Strauss & Co.	$56,354	$48,069	$151,875	$229,285	$460,385	$239,003	$155,947

Statements of Cash Flow Data:
Net cash flow provided by (used for):
Operating activities	$75,527	$9,659	$388,783	$224,809	$302,271	$261,880	$(43,777)
Investing activities(3)	(37,929)	(14,677)	(233,029)	(26,815)	(107,277)	(69,597)	(34,657)
Financing activities(4)	8,398	(17,563)	(97,155)	(135,460)	(325,534)	(155,228)	23,072

	Three Months Ended				Year Ended(1)
	February 28,		March 1,		November 29,		November 30,		November 25,		November 26,		November 27,
	2010		2009		2009		2008		2007		2006		2005
	(Dollars in thousands)

Balance Sheet Data (at period end):
Cash and cash equivalents	$315,369		$186,093		$270,804		$210,812		$155,914		$279,501		$239,584
Working capital	810,094		740,136		778,888		713,644		647,256		805,976		657,374
Total assets	2,921,417		2,690,195		2,989,381		2,776,875		2,850,666		2,804,065		2,804,134
Total debt, excluding capital leases	1,821,193		1,827,175		1,852,900		1,853,207		1,960,406		2,217,412		2,326,699
Total capital leases	6,287		7,224		7,365		7,806		8,177		4,694		5,587
Total Levi Strauss & Co. stockholders’ deficit(5)	(282,097)		(315,567)		(333,119)		(349,517)		(398,029)		(994,047)		(1,222,085)
Other Financial Data:
Depreciation and amortization	25,524		17,799		84,603		77,983		67,514		62,249		59,423
Capital expenditures	36,365		14,687		82,938		80,350		92,519		77,080		41,868
Dividends paid(6)	—		—		20,001		49,953		—		—		—
Ratio of earnings to fixed charges(7)	2.8	x	2.6	x	2.0	x	2.9	x	2.5	x	2.2	x	2.0x

(1)	The data set forth in this table reflects our adoption in 2010 of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” codified in 2009 by the FASB under ASC Subtopic 810-10, and subsequently amended to require retrospective application of the presentation and disclosure requirements for noncontrolling (minority) interests (“ASC Subtopic 810-10”). The financial data reported in our filings on Form 10-K, including our filing on Form 10-K for the fiscal year ended November 29, 2009, which we filed with the SEC on February 9, 2010, do not reflect our adoption of ASC Subtopic 810-10.

(2)	In 2007, as a result of improvements in business performance and positive developments in an ongoing IRS examination, we reversed valuation allowances against our deferred tax assets for foreign tax credit carryforwards, as we believed that it was more likely than not that these credits would be utilized prior to their expiration.

(3)	Cash used for investing activities in 2009 reflects business acquisitions in our Americas and Europe regions. For more information, see note 3 to our audited consolidated financial statements included in this prospectus.

(4)	Cash used for financing activities in 2007 reflects our refinancing actions, including the redemption of all of our floating rate notes due 2012 as well as the repurchase of over 95% of our outstanding 12 1/4% senior notes due 2012. For more information, see note 6 to our audited consolidated financial statements included in this prospectus.

(5)	Stockholders’ deficit resulted primarily from a 1996 recapitalization transaction in which our stockholders created new long-term governance arrangements for us, including the voting trust and stockholders’ agreement. Funding for cash payments in the recapitalization was provided in part by cash on hand and in part from approximately $3.3 billion in borrowings under bank credit facilities.

(6)	We will continue to review our ability to pay cash dividends at least annually, and we may elect to declare and pay cash dividends in the future at the discretion of our board of directors and depending upon, among other factors, our financial condition and compliance with the terms of our debt agreements.

(7)	For the purpose of computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, plus fixed charges and amortization of capitalized interest. Fixed charges are defined as the sum of interest on all indebtedness, amortization of debt issuance costs, capitalized interest and that portion of rental expense which we believe to be representative of an interest factor.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

Our Company

We design and market jeans, casual and dress pants, tops, jackets, footwear and related accessories for men, women and children under our Levi’s®, Dockers® and Signature by Levi Strauss & Co.tm (“Signature”) brands around the world. We also license our trademarks in many countries throughout the world for a wide array of products, including accessories, pants, tops, footwear, home and other products.

Our business is operated through three geographic regions: Americas, Europe and Asia Pacific. Our products are sold in approximately 55,000 retail locations in more than 110 countries. We support our brands through a global infrastructure, both sourcing and marketing our products around the world. We distribute our Levi’s® and Dockers® products primarily through chain retailers and department stores in the United States and primarily through department stores, specialty retailers and franchised stores outside of the United States. We also distribute our Levi’s® and Dockers® products through our online stores, and 426 company-operated stores located in 26 countries, including the United States, as of February 28, 2010. Our company-operated stores generated approximately 16% of our net revenues in the first quarter of 2010 and 11% of our net revenues in the 2009 fiscal year. We distribute products under the Signature brand primarily through mass channel retailers in the United States and Canada and mass and other value-oriented retailers and franchised stores in Asia Pacific.

We derived 47% of our net revenues and 56% of our regional operating income from our Europe and Asia Pacific businesses in the first quarter of 2010 and 43% of our net revenues and 42% of our regional operating income from our Europe and Asia Pacific businesses in the 2009 fiscal year. Sales of Levi’s® brand products represented approximately 84% of our total net sales in the first quarter of 2010 and 79% of our total net sales in the 2009 fiscal year. Pants, including jeans, casual pants and dress pants, represented approximately 85% of our total units sold, and men’s products generated approximately 73% of our total net sales, in the 2009 fiscal year.

Trends Affecting our Business

Difficult economic conditions persist around the world. Concerns remain about high unemployment and the prospects for sustained economic recovery from the global economic downturn, and consumer spending which continues to be weak in many markets, especially in southern Europe and Japan. Our wholesale customers continue to manage their businesses with leaner inventories, and we remain committed to managing our inventories commensurate with the needs of our customers and the retail environment.

At the same time we remain focused on our key strategies: build upon our leadership position in the jean and khaki categories through product and marketing innovation, enhance relationships with wholesale customers and expand our dedicated store network to drive sales growth, maximize opportunities in targeted growth markets around the globe, and continuously increase our productivity.

We believe the key business and marketplace factors affecting us include the following:

•	Continuing pressures in the U.S. and global economy related to the global economic downturn, access to credit, volatility in investment returns, real estate market and employment concerns, and other similar elements that impact consumer discretionary spending, are creating a challenging retail environment for us and our customers. We and our customers are responding by adjusting business practices such as tightly managing inventories.

•	Wholesaler/retailer dynamics are changing as the wholesale channels continue to consolidate and many of our wholesale customers face slowed growth prospects. As a result, many of our customers are building competitive exclusive or private-label offerings and desire increased returns on investment through increased margins and inventory turns. In response, many apparel wholesalers, including us, seek to strengthen relationships with customers through efforts such as investment in new products, marketing programs, fixtures and collaborative planning systems.

•	Many apparel companies, including us, that have traditionally relied on wholesale distribution channels continue to invest in expanding their own retail store distribution network, which has raised competitiveness in the retail market. We have increased our investment in our retail network, and will continue to do so, which while benefiting revenue and gross profit, will likely increase selling expense and capital expenditures.

•	Apparel markets have matured in certain geographic locations such as the United States, Japan, Western Europe and Canada, due in part to demographic shifts and the existence of appealing discretionary purchase alternatives and the increasing availability of on-trend lower-priced apparel offerings. Opportunities for major brands are increasing in rapidly growing developing markets such as India, China, Brazil and Russia.

•	More competitors are seeking growth globally and are raising the competitiveness of the international markets in which we already have an established presence.

•	The global nature of our business exposes us to earnings volatility resulting from exchange rate fluctuations.

•	Brand and product proliferation continues around the world as we and other companies compete through differentiated brands and products targeted for specific consumers, price-points and retail segments. In addition, the ways of marketing these brands are changing to new mediums, challenging the effectiveness of more mass-market approaches such as television advertising.

•	Quality low-cost sourcing alternatives continue to emerge around the world, resulting in pricing pressure and minimal barriers to entry for new competitors. This proliferation of low-cost sourcing alternatives enables competitors to attract consumers with a constant flow of competitively-priced new products that reflect the newest styles, bringing additional pressure on us and other wholesalers and retailers to shorten lead-times and reduce costs. In response, we must continue to seek efficiencies throughout our global supply chain.

These factors contribute to a global market environment of intense competition, constant product innovation and continuing cost pressure throughout the supply chain, from manufacturer to consumer, and combine with the global economic downturn to create a challenging commercial and economic environment. We expect these factors to continue into the foreseeable future.

Our First Quarter 2010 Results

In the midst of this difficult economic environment, our first quarter 2010 results reflect net revenue growth in all our regions, the effects of the strategic investments we have made in 2009 and 2010 in line with our long-term objectives, and our inventory management initiatives.

•	Net revenues. Our consolidated net revenues increased by 9% compared to the first quarter of 2009, an increase of 4% on a constant-currency basis. Increased net revenues were driven by our acquisitions in 2009 and continued growth in revenues associated with our Levi’s® brand in the Americas, while declines continued in the wholesale channel in certain markets.

•	Operating income. Our operating income was stable and operating margin declined slightly compared to the first quarter of 2009, as a higher gross margin, the favorable impact of currency, and the increase in our constant-currency net revenues were offset by investments in the continued expansion of our dedicated store network and advertising in support of our brands, as well as an increase in corporate expenses.

•	Cash flows. Cash flows provided by operating activities were $76 million for the three-month period in 2010 as compared to $10 million for the same period in 2009, reflecting our operating results and our focus on inventory management.

Our 2009 Results

Our 2009 results reflected the difficult economic conditions that continue to persist in most markets around the world. In response to these conditions, we focused on our inventory management and cost-cutting initiatives and sought opportunities to invest in initiatives to grow our business. We expanded our company-operated retail network by more than 150 stores, the majority of which we added through acquisitions that we completed during the year.

•	Net revenues. Our consolidated net revenues decreased by 7% compared to 2008, a decrease of 3% on a constant-currency basis. Increased sales from new company-operated and franchised stores, as well as growth in revenues associated with the Levi’s® brand, were more than offset by wholesale channel declines in Europe and declines in the net revenues of our Dockers® brand in the Americas.

•	Operating income. Our operating income decreased by $147 million, and our consolidated operating margin in 2009 declined to 9% as compared to 12% in 2008, driven by declines in our Europe region, primarily reflecting the unfavorable impact of currency, the wholesale channel declines and our continued investment in retail expansion. These declines were partially offset by our cost management initiatives as well as lower costs associated with our conversion to an enterprise resource planning (“ERP”) system in the United States.

•	Cash flows. Cash flows provided by operating activities were $389 million in 2009 as compared to $225 million in 2008. The impact on our operating cash flows from the decline in our net revenues was more than offset by our inventory management initiatives and lower operating expenses. Increased cash used for investing activities in 2009 reflects our business acquisitions in the Americas and Europe as well as our foreign exchange management activities.

Our Objectives

Our key long-term objectives are to strengthen our brands globally in order to deliver sustainable profitable growth, continue to generate strong cash flow and reduce our debt. Critical strategies to achieve these objectives include driving continued product and marketing innovation that builds upon our leadership position in the jean and khaki categories, driving sales growth through enhancing relationships with wholesale customers and expanding our dedicated store network, capitalizing on our global footprint to maximize opportunities in targeted growth markets, and continuously enhancing our productivity. Investments in initiatives in 2010 to support the execution of our strategies and achieve our long-term objectives will likely result in an increase in advertising and selling expenses, a lower operating margin, and higher capital expenditures during the 2010 fiscal year.

Financial Information Presentation

Fiscal year.  Our fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries are fixed at November 30 due to local statutory requirements. Apart from these subsidiaries, each quarter of fiscal years 2010 and 2009 consisted of 13 weeks.

Segments.  We manage our business according to three regional segments: the Americas, Europe and Asia Pacific. In the first quarter of 2010, accountability for information technology and marketing staff costs of a global nature, that in prior years were captured in our geographic regions, was centralized under corporate management in conjunction with our key strategy of driving productivity. Beginning in 2010, these costs have been classified as corporate expenses. These costs were not significant to any of our regional segments individually in any of the periods presented herein, and accordingly business segment information for prior years has not been revised.

Classification.  Our classification of certain significant revenues and expenses reflects the following:

•	Net sales is primarily comprised of sales of products to wholesale customers, including franchised stores, and direct sales to consumers at our company-operated and online stores and at our company-operated shop-in-shops located within department stores. It includes discounts, allowances for estimated returns and incentives.

•	Licensing revenue consists of royalties earned from the use of our trademarks by third-party licensees in connection with the manufacturing, advertising and distribution of trademarked products.

•	Cost of goods sold is primarily comprised of product costs, labor and related overhead, sourcing costs, inbound freight, internal transfers, and the cost of operating our remaining manufacturing facilities, including the related depreciation expense.

•	Selling costs include, among other things, all occupancy costs associated with our company-operated stores and our company-operated shop-in-shops.

•	We reflect substantially all distribution costs in selling, general and administrative expenses, including costs related to receiving and inspection at distribution centers, warehousing, shipping to our customers, handling, and certain other activities associated with our distribution network.

Constant currency.  Constant-currency comparisons are based on translating local currency amounts in both periods at the foreign exchange rates used in the Company’s internal planning process for the current year. We routinely evaluate our financial performance on a constant-currency basis in order to facilitate period-to-period comparisons without regard to the impact of changing foreign currency exchange rates.

Noncontrolling interest.  The results of operations presented below for 2009, 2008 and 2007 do not reflect our adoption in 2010 of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” codified in 2009 by the FASB under ASC Subtopic 810-10, and subsequently amended to require retrospective application of the presentation and disclosure requirements for noncontrolling (minority) interests. The adoption of ASC Subtopic 810-10 had no impact on our financial condition, results of operations or cash flows; however, it did impact the presentation and disclosure of noncontrolling interests in our consolidated financial statements, and these changes have been reflected in our consolidated financial statements included in this prospectus.

Results of Operations

Three Months Ended February 28, 2010, as Compared to Same Period in 2009

The following table summarizes, for the periods indicated, our consolidated statements of income, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Three Months Ended
				February 28,	March 1,
			%	2010	2009
	February 28,	March 1,	Increase	% of Net	% of Net
	2010	2009	(Decrease)	Revenues	Revenues
	(Dollars in millions)

Net sales	$1,016.0	$931.2	9.1%	98.1%	97.9%
Licensing revenue	19.2	20.2	(5.0)%	1.9%	2.1%

Net revenues	1,035.2	951.4	8.8%	100.0%	100.0%
Cost of goods sold	502.3	506.3	(0.8)%	48.5%	53.2%

Gross profit	532.9	445.1	19.7%	51.5%	46.8%
Selling, general and administrative expenses	425.6	339.1	25.5%	41.1%	35.6%

Operating income	107.3	106.0	1.1%	10.4%	11.1%
Interest expense	(34.2)	(34.7)	(1.5)%	(3.3)%	(3.6)%
Other income, net	12.4	3.0	317.0%	1.2%	0.3%

Income before income taxes	85.5	74.3	15.1%	8.3%	7.8%
Income tax expense	29.6	26.3	12.6%	2.9%	2.8%

Net income	55.9	48.0	16.4%	5.4%	5.0%
Net loss attributable to noncontrolling interest	0.5	0.1	513.9%	—	—

Net income attributable to Levi Strauss & Co.	$56.4	$48.1	17.2%	5.4%	5.1%

Net revenues

The following table presents net revenues by reporting segment for the periods indicated and the changes in net revenues by reporting segment on both reported and constant-currency bases from period to period:

	Three Months Ended
			% Increase (Decrease)
	February 28,	March 1,	As	Constant
	2010	2009	Reported	Currency
	(Dollars in millions)

Net revenues:
Americas	$545.3	$503.8	8.2%	7.0%
Europe	306.1	267.3	14.5%	6.0%
Asia Pacific	183.8	180.3	2.0%	(4.6)%

Total net revenues	$1,035.2	$951.4	8.8%	4.4%

Total net revenues increased on both reported and constant-currency bases for the three-month period ended February 28, 2010, as compared to the same prior-year period. Reported amounts were affected favorably by changes in foreign currency exchange rates across all regions.

Americas.  On both reported and constant-currency bases, net revenues in our Americas region increased for the three-month period. Currency affected net revenues favorably by approximately $6 million.

An increase in net revenues for the Levi’s® brand was driven by the additional outlet stores we acquired in July 2009, as well as strong performance of our men’s, Juniors and boy’s products in the wholesale channel. Continued declines in our Signature and U.S. Dockers® brands partially offset the improved Levi’s® brand performance.

Europe.  Net revenues in Europe increased on both reported and constant-currency bases. Currency affected net revenues favorably by approximately $21 million.

The region’s net revenues increase was driven by the impact of our 2009 footwear acquisition and our expanding company-operated retail network throughout the region. This increase was partially offset by continued sales declines in our traditional wholesale channels reflecting the region’s ongoing depressed retail environment, most notably in southern Europe.

Asia Pacific.  Net revenues in Asia Pacific increased on a reported basis, but decreased on a constant-currency basis, for the three-month period. Currency affected net revenues favorably by approximately $12 million.

Net revenues in the region decreased primarily due to lower sales in Japan. This decline was partially offset primarily by stronger Chinese New Year sales and the continued expansion of our brand-dedicated retail network in China and India.

Gross profit

The following table shows consolidated gross profit and gross margin for the periods indicated and the changes in these items from period to period:

	Three Months Ended
			%
	February 28,	March 1,	Increase
	2010	2009	(Decrease)
	(Dollars in millions)

Net revenues	$1,035.2	$951.4	8.8%
Cost of goods sold	502.3	506.3	(0.8)%

Gross profit	$532.9	$445.1	19.7%

Gross margin	51.5%	46.8%

As compared to the same prior-year period, the gross profit increase for the three-month period ended February 28, 2010, was driven by improved gross margins in each of our regions, the increase in our constant-currency net revenues, and a favorable currency impact of approximately $29 million. The improvement in our gross margin reflected the increased contribution from our company-operated retail network, which generally has a higher gross margin than our wholesale business, lower inventory markdown activity and the strong performance of the Levi’s® brand.

Our gross margins may not be comparable to those of other companies in our industry since some companies may include costs related to their distribution network and occupancy costs associated with company-operated stores in cost of goods sold.

Selling, general and administrative expenses

The following table shows our selling, general and administrative (“SG&A”) expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Three Months Ended
				February 28,	March 1,
			%	2010	2009
	February 28,	March 1,	Increase	% of Net	% of Net
	2010	2009	(Decrease)	Revenues	Revenues
	(Dollars in millions)

Selling	$156.3	$105.9	47.6%	15.1%	11.1%
Advertising and promotion	58.4	38.2	53.1%	5.6%	4.0%
Administration	94.8	85.1	11.5%	9.2%	8.9%
Other	116.1	109.9	5.7%	11.2%	11.6%

Total SG&A	$425.6	$339.1	25.5%	41.1%	35.6%

Currency drove approximately $14 million of the increase in SG&A expenses for the three-month period ended February 28, 2010, as compared to the same prior-year period.

Selling.  Selling expenses increased across all business segments, primarily reflecting 134 additional company-operated stores as well as an unfavorable currency impact of approximately $6 million.

Advertising and promotion.  Advertising and promotion expenses increased for the three-month period in all three of our regions, most significantly in the Americas, primarily due to an increase in campaign spend in support of our Levi’s® and U.S. Dockers® brands.

Administration.  Administration expenses include corporate expenses and other administrative charges. The increase was driven by higher costs associated with our pension and postretirement benefit plans and an unfavorable currency impact of approximately $3 million.

Other.  Other SG&A expenses include distribution, information resources, and marketing organization costs. These costs increased primarily due to the effects of currency.

Operating income

The following table shows operating income by reporting segment and corporate expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Three Months Ended
				February 28,		March 1,
			%	2010		2009
	February 28,	March 1,	Increase	% of Net		% of Net
	2010	2009	(Decrease)	Revenues		Revenues
	(Dollars in millions)

Operating income:
Americas	$76.1	$54.2	40.3%	14.0%		10.8%
Europe	66.4	58.3	13.9%	21.7%		21.8%
Asia Pacific	30.6	31.7	(3.4)%	16.7%		17.6%

Total regional operating income	173.1	144.2	20.0%	16.7	%*	15.2	%*
Corporate expenses	65.8	38.2	72.4%	6.4	%*	4.0	%*
Total operating income	$107.3	$106.0	1.1%	10.4	%*	11.1	%*

Operating margin	10.4%	11.1%

*	Percentage of consolidated net revenues

Currency favorably affected total operating income by approximately $15 million for the three-month period.

Regional operating income.  The following describes changes in operating income by segment for the three-month period ended February 28, 2010, compared to the same prior-year period:

•	Americas. The region’s higher operating margin and operating income were primarily driven by the improvement in gross margin, the effects of which were partially offset by the increased selling and advertising expenses in the region.

•	Europe. The increase in the region’s operating income was primarily due to the favorable impact of currency. The region’s operating margin was relatively consistent with the prior year as the region’s net revenue growth and gross margin improvement were offset by higher expenses, reflecting our company-operated store expansion and 2009 footwear acquisition.

•	Asia Pacific. The favorable impact of currency to the region’s operating income was more than offset by the sales declines in Japan.

Corporate.  Corporate expenses for the three-month period increased over the same prior-year period primarily due to increased costs associated with our pension and postretirement benefit plans, termination fees resulting from the exit of certain retail locations, and the reclassification of the information technology and marketing staff costs of a global nature that were centralized under corporate management in 2010 in conjunction with our key strategy of driving productivity. The reclassified costs were not significant to any of our regional segments individually.

Interest expense

Interest expense decreased slightly for the three-month period ended February 28, 2010, as compared to the same period in 2009, reflecting the weighted-average interest rate on average borrowings outstanding for the first three months of 2010, which declined to 7.25% as compared to 7.52% for the same prior-year period.

Other income, net

For the first quarter of 2010, other income increased $9.5 million compared to the same period in 2009. The increase primarily reflects foreign currency transaction gains driven by the strengthening of the U.S. Dollar against the Japanese Yen and the Euro.

Income tax expense

The effective income tax rate was 34.7% and 35.4% for the three months ended February 28, 2010, and March 1, 2009, respectively. For the first quarter of 2010, income tax expense increased $3.3 million compared to the same period in 2009, primarily due to higher income before taxes.

2009 compared to 2008

The following table summarizes, for the periods indicated, the consolidated statements of income, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
				November 29,	November 30,
			%	2009	2008
	November 29,	November 30,	Increase	% of Net	% of Net
	2009	2008	(Decrease)	Revenues	Revenues
	(Dollars in millions)

Net sales	$4,022.9	$4,303.1	(6.5)%	98.0%	97.8%
Licensing revenue	82.9	97.8	(15.3)%	2.0%	2.2%

Net revenues	4,105.8	4,400.9	(6.7)%	100.0%	100.0%
Cost of goods sold	2,132.4	2,261.1	(5.7)%	51.9%	51.4%

Gross profit	1,973.4	2,139.8	(7.8)%	48.1%	48.6%
Selling, general and administrative expenses	1,590.1	1,606.5	(1.0)%	38.7%	36.5%
Restructuring charges, net	5.2	8.2	(36.7)%	0.1%	0.2%

Operating income	378.1	525.1	(28.0)%	9.2%	11.9%
Interest expense	(148.7)	(154.1)	(3.5)%	(3.6)%	(3.5)%
Loss on early extinguishment of debt	—	(1.4)	(100.0)%	—	—
Other expense, net	(38.3)	(1.4)	2634.4%	(0.9)%	—

Income before income taxes	191.1	368.2	(48.1)%	4.7%	8.4%
Income tax expense	39.2	138.9	(71.8)%	1.0%	3.2%

Net income	$151.9	$229.3	(33.8)%	3.7%	5.2%

Net revenues

The following table presents net revenues by reporting segment for the periods indicated and the changes in net revenues by reporting segment on both reported and constant-currency bases from period to period:

	Year Ended
			% Increase (Decrease)
	November 29,	November 30,	As	Constant
	2009	2008	Reported	Currency
	(Dollars in millions)

Net revenues:
Americas	$2,357.7	$2,476.4	(4.8)%	(3.2)%
Europe	1,042.1	1,195.6	(12.8)%	(3.3)%
Asia Pacific	706.0	728.9	(3.2)%	(0.9)%

Total net revenues	$4,105.8	$4,400.9	(6.7)%	(2.9)%

Total net revenues decreased on both reported and constant-currency bases for the year ended November 29, 2009, as compared to the prior year. Reported amounts were affected unfavorably by changes in foreign currency exchange rates across all regions, particularly in Europe.

Americas.  On both reported and constant-currency bases, net revenues in our Americas region decreased in 2009. Currency affected net revenues unfavorably by approximately $39 million.

Net revenues decreased due to the weak economic environment, lower demand for our U.S. Dockers® brand products, and lower sales of Signature products. These declines were partially offset by increased Levi’s® brand revenues driven by strong performance of our men’s and boy’s products and growth in the Juniors business in our wholesale channel, and increased revenues from our retail network from our July 13, 2009, acquisition of the operating rights to 73 Levi’s® and Dockers® outlet stores from Anchor Blue Retail Group, Inc.

As compared to prior year, 2009 also reflects the loss of customers due to bankruptcy in the second and third quarters of 2008. In addition, 2008 was adversely impacted by issues we encountered during our stabilization of an ERP system in the United States in the beginning of the second quarter of 2008.

Europe.  Net revenues in Europe decreased on both reported and constant-currency bases. Currency affected net revenues unfavorably by approximately $118 million.

The region’s depressed retail environment drove net revenue declines across most markets, primarily due to lower sales in our wholesale channels. This was partially offset by the impact of our business acquisitions and our expanding company-operated retail network throughout the region.

Asia Pacific.  Net revenues in Asia Pacific decreased on both reported and constant-currency bases. Currency affected net revenues unfavorably by approximately $17 million.

Net revenues in the region decreased primarily due to lower sales in Japan. These declines were offset by strong performance in most other markets in the region, driven by product promotions and the continued expansion of our brand-dedicated store network.

Gross profit

The following table shows consolidated gross profit and gross margin for the periods indicated and the changes in these items from period to period:

	Year Ended
			%
	November 29,	November 30,	Increase
	2009	2008	(Decrease)
	(Dollars in millions)

Net revenues	$4,105.8	$4,400.9	(6.7)%
Cost of goods sold	2,132.4	2,261.1	(5.7)%

Gross profit	$1,973.4	$2,139.8	(7.8)%

Gross margin	48.1%	48.6%

Compared to the prior year, gross profit declined in 2009 primarily due to the unfavorable impact of currency across all regions, which totaled approximately $128 million. Excluding the effects of currency, the impact of our lower net revenues to gross profit was partially offset by a slight improvement in gross margin, primarily driven by our Americas region, due to the strong performance of the Levi’s® brand, and the increased contribution from our company-operated retail network, which has a higher gross margin than our wholesale business.

Our gross margins may not be comparable to those of other companies in our industry, since some companies may include costs related to their distribution network and occupancy costs associated with company-operated stores in cost of goods sold.

Selling, general and administrative expenses

The following table shows our selling, general and administrative expenses (“SG&A”) for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
				November 29,	November 30,
			%	2009	2008
	November 29,	November 30,	Increase	% of Net	% of Net
	2009	2008	(Decrease)	Revenues	Revenues
	(Dollars in millions)

Selling	$498.9	$438.9	13.6%	12.1%	10.0%
Advertising and promotion	266.1	297.9	(10.6)%	6.5%	6.8%
Administration	366.6	364.3	0.7%	8.9%	8.3%
Other	458.5	505.4	(9.3)%	11.2%	11.5%

Total SG&A	$1,590.1	$1,606.5	(1.0)%	38.7%	36.5%

Compared to the prior year, total SG&A expenses declined in 2009 due to a favorable currency impact of approximately $62 million.

Selling.  Selling expenses increased across all business segments, primarily reflecting additional company-operated stores, partially offset by a favorable currency impact of $25 million in 2009.

Advertising and promotion.  The decrease in advertising and promotion expenses was attributable to the effects of currency and planned reduction of our advertising activities in most markets as compared to the prior year.

Administration.  Administration expenses include corporate expenses and other administrative charges. Currency favorably impacted these expenses by $13 million in 2009. Reflected in 2009 are increased pension expense of approximately $38 million and costs associated with our business acquisitions during the year, while 2008 included higher costs associated with our conversion to an ERP system in the United States as well as various other corporate initiatives.

Other.  Other SG&A costs include distribution, information resources, and marketing organization costs, gain or loss on sale of assets and other operating income. Currency favorably impacted these expenses by $14 million in 2009. The decrease in expenses was primarily due to lower distribution costs, resulting from actions we have taken in recent years to restructure our distribution center operations and the decline in sales volume, as well as lower marketing organization costs.

Operating income

The following table shows operating income by reporting segment and certain components of corporate expense for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
				November 29,		November 30,
			%	2009		2008
	November 29,	November 30,	Increase	% of Net		% of Net
	2009	2008	(Decrease)	Revenues		Revenues
	(Dollars in millions)

Operating income:
Americas	$346.3	$346.9	(0.2)%	14.7%		14.0%
Europe	154.8	257.9	(40.0)%	14.9%		21.6%
Asia Pacific	91.0	99.5	(8.6)%	12.9%		13.7%

Total regional operating income	592.1	704.3	(15.9)%	14.4	%*	16.0	%*
Corporate:
Restructuring charges, net	5.2	8.2	(36.7)%	0.1	%*	0.2	%*
Other corporate staff costs and expenses	208.8	171.0	22.1%	5.1	%*	3.9	%*

Corporate expenses	214.0	179.2	19.4%	5.2	%*	4.1	%*

Total operating income	$378.1	$525.1	(28.0)%	9.2	%*	11.9	%*

Operating margin	9.2%	11.9%

*	Percentage of consolidated net revenues

Currency unfavorably affected operating income by approximately $66 million in 2009.

Regional operating income.  The following describes the changes in operating income by segment for the year ended November 29, 2009, as compared to the prior year:

•	Americas. Operating income decreased due to the unfavorable impact of currency. Excluding currency, operating income increased due to an improved operating margin, driven by the improved gross margin and lower SG&A expenses in the region.

•	Europe. The decrease in the region’s operating income was due to the unfavorable impact of currency, as well as a decline in operating margin. The decline in operating margin is due to the sales decline in our wholesale channel and higher expenses from our retail network, which reflects our increasing investment in company-operated store expansion and acquisitions in 2009.

•	Asia Pacific. Operating income decreased due to the unfavorable impact of currency, as the decline in Japan’s operating income was substantially offset by the revenue growth and lower SG&A expenses in most other markets in the region.

Corporate.  Corporate expense is comprised of net restructuring charges and other corporate expenses, including corporate staff costs. Corporate expenses in 2009 reflect the higher pension expense, resulting from the decline in the fair value of our pension plan assets in 2008, higher severance costs for headcount reductions, and increased incentive compensation accruals, relating to greater achievement against our internally-set objectives. These increases were partially offset by a decline in corporate staff costs in 2009, reflecting our cost-cutting initiatives.

Corporate expenses in 2009 and 2008 include amortization of prior service benefit of $39.7 million and $41.4 million, respectively, related to postretirement benefit plan amendments in 2004 and 2003. We will continue to amortize the prior service benefit in the future; however, it will decline in 2010 by approximately $10 million, in relation to the expected service lives of the employees affected by these plan changes. We also expect the higher pension expenses to continue in 2010, despite a recovery in asset values, as changes in the financial markets during 2009, including a decrease in corporate bond yield indices, drove a reduction in the discount rates used to measure our benefit obligations. Higher pension expense may potentially extend into future periods should market conditions persist. For more information, see Note 8 to our audited consolidated financial statements included in this prospectus.

Interest expense

Interest expense was $148.7 million for the year ended November 29, 2009, as compared to $154.1 million in the prior year. Lower average borrowing rates and lower debt levels in 2009, resulting primarily from our required payments on the trademark tranche of our senior secured revolving credit facility, caused the decrease.

The weighted-average interest rate on average borrowings outstanding for 2009 was 7.44% as compared to 8.09% for 2008.

Other expense, net

Other expense, net, primarily consists of foreign exchange management activities and transactions. For the year ended November 29, 2009, we recorded net expense of $38.3 million compared to $1.4 million for the prior year. The increase in expense primarily reflects losses in 2009 on foreign exchange derivatives which economically hedge future cash flow obligations of our foreign operations, partially offset by foreign currency transaction gains. During 2009, the U.S. Dollar depreciated relative to the rate included in many of our forward contracts, particularly the Euro and the Australian Dollar, negatively impacting the value of the related derivatives.

Income tax expense

Income tax expense was $39.2 million for the year ended November 29, 2009, compared to $138.9 million for the prior year. Our effective tax rate was 20.5% for the year ended November 29, 2009, compared to 37.7% for the prior year.

The decrease in income tax expense and effective tax rate was primarily driven by the reduction in income before income taxes and a $33.2 million tax benefit relating to the expected reversal of basis differences, consisting primarily of undistributed earnings in investments in certain foreign subsidiaries. During the fourth quarter of 2009, we adopted specific plans to remit the prior undistributed earnings of certain foreign subsidiaries, which were previously considered permanently reinvested. As a result of the planned distribution, we recognized a deferred tax asset and a corresponding tax benefit of $33.2 million, for the foreign tax credits in excess of the associated U.S. income tax liability that are expected to become available upon the planned distribution.

2008 compared to 2007

The following table summarizes, for the periods indicated, the consolidated statements of income, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
				November 30,	November 25,
			%	2008	2007
	November 30,	November 25,	Increase	% of Net	% of Net
	2008	2007	(Decrease)	Revenues	Revenues
	(Dollars in millions)

Net sales	$4,303.1	$4,266.1	0.9%	97.8%	97.8%
Licensing revenue	97.8	94.8	3.2%	2.2%	2.2%

Net revenues	4,400.9	4,360.9	0.9%	100.0%	100.0%
Cost of goods sold	2,261.1	2,318.9	(2.5)%	51.4%	53.2%

Gross profit	2,139.8	2,042.0	4.8%	48.6%	46.8%
Selling, general and administrative expenses	1,606.5	1,386.5	15.9%	36.5%	31.8%
Restructuring charges, net	8.2	14.5	(43.0)%	0.2%	0.3%

Operating income	525.1	641.0	(18.1)%	11.9%	14.7%
Interest expense	(154.1)	(215.7)	(28.6)%	(3.5)%	(4.9)%
Loss on early extinguishment of debt	(1.4)	(63.8)	(97.8)%	—	(1.5)%
Other income (expense), net	(1.4)	14.1	(109.9)%	—	0.3%

Income before income taxes	368.2	375.6	(2.0)%	8.4%	8.6%
Income tax (benefit) expense	138.9	(84.8)	(263.9)%	3.2%	(1.9)%

Net income	$229.3	$460.4	(50.2)%	5.2%	10.6%

Net revenues

The following table presents net revenues by reporting segment for the periods indicated and the changes in net revenues by reporting segment on both reported and constant-currency bases from period to period:

	Year Ended
			% Increase (Decrease)
	November 30,	November 25,	As	Constant
	2008	2007	Reported	Currency
	(Dollars in millions)

Net revenues:
Americas	$2,476.4	$2,581.3	(4.1)%	(4.2)%
Europe	1,195.6	1,099.7	8.7%	0.9%
Asia Pacific	728.9	681.1	7.0%	4.9%
Corporate	—	(1.2)	—	—

Total net revenues	$4,400.9	$4,360.9	0.9%	(1.4)%

Consolidated net revenues were stable on a reported basis and decreased on a constant-currency basis for the year ended November 30, 2008, as compared to the prior year. Reported amounts were affected favorably by changes in foreign currency exchange rates, particularly in Europe.

Americas.  Net revenues in our Americas region decreased in 2008 on both reported and constant-currency bases. Currency affected net revenues favorably by approximately $4 million in 2008.

Net revenue declines in the region reflected a weakening retail environment. Net sales in the region decreased due to lower demand and higher sales allowances and discounts for our U.S. Dockers® brand products, the bankruptcy filings of two U.S. customers and a decline in sales of our U.S. Signature brand. Additionally, net sales decreased due to issues encountered during stabilization of an ERP system we implemented in the United States, which impacted our ability to fulfill customer orders in the second quarter. The region’s net sales decreases were partially offset by increased sales from both the addition of new and continued growth at existing company-operated retail stores and strong performance of our Levis® brand.

Europe.  Net revenues in Europe increased on both reported and constant-currency bases. Currency affected net revenues favorably by approximately $85 million.

Net sales increases, primarily from new company-operated stores, partially offset declines in our wholesale channels in certain markets. The increases related primarily to increased sales of our Levi’s® Red Tabtm products.

Asia Pacific.  Net revenues in Asia Pacific increased on both reported and constant-currency bases. Currency affected net revenues favorably by approximately $14 million.

We had mixed performance across the region. Net sales increased primarily in our developing markets, particularly China and India, through continued expansion of our dedicated store network and stronger consumer spending. These net sales increases were offset primarily by continuing weak performance in our mature markets, primarily Japan.

Gross profit

The following table shows consolidated gross profit and gross margin for the periods indicated and the changes in these items from period to period:

	Year Ended
			%
	November 30,	November 25,	Increase
	2008	2007	(Decrease)
	(Dollars in millions)

Net revenues	$4,400.9	$4,360.9	0.9%
Cost of goods sold	2,261.1	2,318.9	(2.5)%

Gross profit	$2,139.8	$2,042.0	4.8%

Gross margin	48.6%	46.8%

Compared to prior year, gross profit increased in 2008 due to the favorable impact of foreign currency in our Europe region and an increase in consolidated gross margin, resulting from a more favorable sales mix, the increased contribution of net sales from company-operated stores, and lower sourcing costs. Gross margins increased for each of our regions.

Our gross margins may not be comparable to those of other companies in our industry, since some companies may include costs related to their distribution network and occupancy costs associated with company-operated stores in cost of goods sold.

Selling, general and administrative expenses

The following table shows our SG&A expenses for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
				November 30,	November 25,
			%	2008	2007
	November 30,	November 25,	Increase	% of Net	% of Net
	2008	2007	(Decrease)	Revenues	Revenues
	(Dollars in millions)

Selling	$438.9	$370.6	18.4%	10.0%	8.5%
Advertising and promotion	297.9	277.0	7.5%	6.8%	6.4%
Administration	370.2	302.0	22.6%	8.4%	6.9%
Postretirement benefit plan curtailment gains	(5.9)	(52.8)	(88.7)%	(0.1)%	(1.2)%
Other	505.4	489.7	3.2%	11.5%	11.2%

Total SG&A	$1,606.5	$1,386.5	15.9%	36.5%	31.8%

Total SG&A expenses increased $220.0 million for the year ended November 30, 2008, as compared to the prior year. Currency contributed approximately $32 million to the increase in SG&A expenses.

Selling.  Selling expenses increased across all business segments, primarily reflecting higher selling costs associated with additional company-operated stores, and an impairment charge of $16.1 million in the fourth quarter of 2008 relating to the assets of certain underperforming company-operated stores.

Advertising and promotion.  The increase in advertising and promotion expenses primarily reflects our global Levi’s® 501® campaign in the second half of the year.

Administration.  Administration expenses include corporate expenses and other administrative charges. Administration expenses increased primarily due to the additional expenses associated with our U.S. ERP implementation and stabilization efforts, higher costs reflecting various corporate initiatives, and an increase in our bad debt expense reflecting the bankruptcy filings of two U.S. customers and overall market conditions.

Postretirement benefit plan curtailment gains.  During 2008 we recorded postretirement benefit plan curtailment gains of $5.9 million primarily associated with the departure of the remaining employees who elected the voluntary separation and buyout program contained in the new labor agreement we entered into during the third quarter of 2007. During 2007, we recorded a gain of $27.5 million associated with this same voluntary separation and buyout program, as well as a $25.3 million gain associated with the closure of our Little Rock, Arkansas, distribution facility. For more information, see Notes 8 and 13 to our audited consolidated financial statements included in this prospectus.

Other.  Other SG&A costs include distribution, information resources, and marketing costs, gain or loss on sale of assets and other operating income. These costs increased as compared to prior year primarily due to effects of currency.

Restructuring charges, net

Restructuring charges, net, decreased to $8.2 million for the year ended November 30, 2008, from $14.5 million for the prior year. The 2008 amount primarily consisted of severance and other charges of $4.5 million recorded in association with the planned closure of our manufacturing facility in the Philippines and our distribution facility in Italy and an additional asset impairment of $4.2 million recorded for our closed distribution center in Germany. The 2007 amount primarily consisted of asset impairment of $9.0 million and severance charges of $4.3 million recorded in association with the planned closure of our distribution center in Germany. For more information, see Note 13 to our audited consolidated financial statements included in this prospectus.

Operating income

The following table shows operating income by reporting segment and the significant components of corporate expense for the periods indicated, the changes in these items from period to period and these items expressed as a percentage of net revenues:

	Year Ended
				November 30,		November 25,
			%	2008		2007
	November 30,	November 25,	Increase	As % of Net		As % of Net
	2008	2007	(Decrease)	Revenues		Revenues
	(Dollars in millions)

Operating income:
Americas	$346.9	$403.2	(14.0)%	14.0%		15.6%
Europe	257.9	236.9	8.9%	21.6%		21.5%
Asia Pacific	99.5	95.3	4.5%	13.7%		14.0%

Total regional operating income	704.3	735.4	(4.2)%	16.0	%*	16.9	%*

Corporate:
Restructuring charges, net	8.2	14.5	(43.0)%	0.2	%*	0.3	%*
Postretirement benefit plan curtailment gains	(5.9)	(52.8)	(88.7)%	(0.1	)%*	(1.2)%
Other corporate staff costs and expenses	176.9	132.7	33.4%	4.0	%*	3.0	%*

Total corporate	179.2	94.4	89.9%	4.1	%*	2.2	%*

Total operating income	$525.1	$641.0	(18.1)%	11.9	%*	14.7	%*

Operating Margin	11.9%	14.7%

*	Percentage of consolidated net revenues

Regional operating income.  The following describes the changes in operating income by reporting segment for the year ended November 30, 2008, as compared to the prior year:

•	Americas. Operating income decreased primarily due to a decline in operating margin, as well as the decline in net revenues. Operating margin decreased as the region’s gross margin improvement was more than offset by the increase in SG&A expenses, reflecting our continued investment in retail expansion, our U.S. ERP implementation and stabilization efforts, and increased advertising and promotion expenses.

•	Europe. The increase in the region’s operating income was due to the favorable impact of currency. The region’s net sales increase was offset by an increase in SG&A expenses, primarily reflecting our continued investment in retail expansion.

•	Asia Pacific. The region’s net sales increase and the favorable impact of currency drove the slight increase in operating income. These increases were partially offset by a slight decline in operating margin, reflecting the region’s continued investment in retail and infrastructure, particularly within our developing markets, and increased advertising and promotion expenses.

Corporate.  Corporate expense is comprised of restructuring charges, net, postretirement benefit plan curtailment gains, and other corporate expenses, including corporate staff costs.

Other corporate staff costs and expenses increased as compared to prior year primarily due to higher costs, reflecting our global information technology investment and various other corporate initiatives, and the impairment charge related to our company-operated stores. A reduction in distribution expenses related to the separation and buyout costs of the voluntary termination of certain distribution center employees in North America was offset by a reduction in our workers’ compensation liability reversals.

Corporate expenses in 2008 and 2007 include amortization of prior service benefit of $41.4 million and $45.7 million, respectively, related to postretirement benefit plan amendments in 2004 and 2003, and workers’ compensation reversals of $4.3 million and $8.1 million, respectively.

Interest expense

Interest expense decreased 28.6% to $154.1 million for the year ended November 30, 2008, from $215.7 million in the prior year. Lower average borrowing rates and lower debt levels in 2008, resulting primarily from our refinancing and debt reduction activities in 2007, caused the decrease.

The weighted-average interest rate on average borrowings outstanding for 2008 was 8.09% as compared to 9.59% for 2007.

Loss on early extinguishment of debt

For the year ended November 30, 2008, we recorded a loss of $1.4 million on early extinguishment of debt primarily as a result of our redemption of our remaining 12.25% senior notes due 2012. For the year ended November 25, 2007, we recorded a loss of $63.8 million on early extinguishment of debt primarily as a result of our redemption of our floating rate senior notes due 2012 during the second quarter of 2007 and our repurchase of $506.2 million of the then-outstanding $525.0 million of our 12.25% senior notes due 2012 during the fourth quarter of 2007. The 2007 losses were comprised of prepayment premiums, tender offer consideration, applicable consent payments and other fees and expenses of approximately $46.7 million and the write-off of approximately $17.1 million of unamortized capitalized costs and debt discount. For more information, see Note 6 to our audited consolidated financial statements included in this prospectus.

Other income (expense), net

Other income (expense), net, primarily consists of foreign exchange management activities and transactions as well as interest income. For the year ended November 30, 2008, we recorded other expense of $1.4 million compared to other income of $14.1 million for the prior year. This primarily reflects foreign currency transaction losses in 2008 as compared to gains in 2007 resulting from the weakening of the U.S. Dollar against the Japanese Yen in the fourth quarter of 2008. These losses were partially offset by gains on our forward foreign exchange and option contracts, resulting from the appreciation of the U.S. Dollar against the Euro in the second half of 2008.

Income tax expense (benefit)

Income tax expense was $138.9 million for the year ended November 30, 2008, compared to a benefit of $84.8 million for the prior year. The effective tax rate was 37.7% for the year ended November 30, 2008, compared to a 22.6% benefit for the prior year.

The increase in the effective tax rate for 2008 as compared to 2007 was mostly attributable to a $215.3 million tax benefit from a reversal during the fourth quarter of 2007 of valuation allowances against our deferred tax assets primarily for foreign tax credit carryforwards. This reversal was due to improvements in our business performance and positive developments in the IRS examination of the 2000-2002 U.S. federal corporate income tax returns.

Liquidity and Capital Resources

Liquidity outlook

We believe we will have adequate liquidity over the next twelve months to operate our business and to meet our cash requirements.

Cash sources

We are a privately-held corporation. We have historically relied primarily on cash flows from operations, borrowings under credit facilities, issuances of notes and other forms of debt financing. We regularly explore financing and debt reduction alternatives, including new credit agreements, unsecured and secured note issuances, equity financing, equipment and real estate financing, securitizations and asset sales. Key sources of cash include earnings from operations and borrowing availability under our revolving credit facility.

We are borrowers under an amended and restated senior secured revolving credit facility. The maximum availability under the facility is $750 million secured by certain of our domestic assets and certain U.S. trademarks associated with the Levi’s® brand and other related intellectual property. The facility includes a $250 million trademark tranche and a $500 million revolving tranche. The revolving tranche increases as the trademark tranche is repaid, up to a maximum of $750 million when the trademark tranche is repaid in full. Upon repayment of the trademark tranche, the secured interest in the U.S. trademarks will be released. As of February 28, 2010, we had borrowings of $108.3 million under the trademark tranche and no outstanding borrowings under the revolving tranche. Unused availability under the revolving tranche was $193.4 million, as our total availability of $273.6 million, based on collateral levels as defined by the agreement, was reduced by $80.2 million of other credit-related instruments such as documentary and standby letters of credit allocated under the facility.

Under the facility, we are required to meet a fixed charge coverage ratio as defined in the agreement of 1.0:1.0 when unused availability is less than $100 million. This covenant will be discontinued upon the repayment in full and termination of the trademark tranche described above, at which time our availability under the facility will be reduced by a required unfunded availability reserve of $50 million.

As of February 28, 2010, we had cash and cash equivalents totaling approximately $315.4 million, resulting in a total liquidity position (unused availability and cash and cash equivalents) of $508.8 million.

Cash uses

Our principal cash requirements include working capital, capital expenditures, payments of principal and interest on our debt, payments of taxes, contributions to our pension plans and payments for postretirement health benefit plans, and, if market conditions warrant, occasional investments in, or acquisitions of, business ventures in our line of business. In addition, we regularly evaluate our ability to pay dividends or repurchase stock, all consistent with the terms of our debt agreements.

The following table presents selected cash uses in 2009 and the related projected cash uses for these items in 2010:

		Projected
	Cash Used in	Cash Uses in
	2009	2010
	(Dollars in millions)

Interest	$136	$130
Federal, foreign and state taxes (net of refunds)	57	68
Postretirement health benefit plans	19	22
Capital expenditures(1)	83	166
Pension plans	18	42
Business acquisitions	100	—
Dividend(2)	20	20

Total selected cash requirements	$433	$448

(1)	Capital expenditures for 2009 consisted primarily of investment in company-operated retail stores in the Americas and Europe that were not a part of the business acquisitions as well as costs associated with information technology systems.

The increase in projected capital expenditures in 2010 primarily reflects costs associated with information technology systems and costs associated with improvement of the Company’s headquarters. Our projection excludes approximately $16 million of tenant improvement allowances that will be paid directly by the landlord.

(2)	Cash used reflects dividend paid in the second quarter of 2009. Amount projected in 2010 reflects management’s current estimate; however, the declaration, amount and payment of dividends are at the discretion of our board of directors and are dependent upon, among other factors, our financial condition and compliance with the terms of our debt agreements.

The following table provides information about our significant cash contractual obligations and commitments as of November 29, 2009:

	Payments Due or Projected by Period
	Total	2010	2011	2012	2013	2014	Thereafter
	(Dollars in millions)

Contractual and Long-term Liabilities:
Short-term and long-term debt obligations(1)	$1,853	$19	$—	$108	$375	$323	$1,028
Interest(2)	653	130	129	129	110	86	69
Capital lease obligations	8	2	2	3	1	—	—
Operating leases(3)	784	133	129	112	86	69	255
Purchase obligations(4)	319	311	8	—	—	—	—
Postretirement obligations(5)	192	22	22	21	21	20	86
Pension obligations(6)	478	42	140	56	51	51	138
Long-term employee related benefits(7)	94	14	12	12	12	12	32

Total	$4,381	$673	$442	$441	$656	$561	$1,608

(1)	The terms of the trademark tranche of our credit facility require payments of the remaining balance at maturity in 2012. Additionally, the 2010 amount includes short-term borrowings.

(2)	Interest obligations are computed using constant interest rates until maturity. The LIBOR rate as of November 29, 2009, was used for variable-rate debt.

(3)	Amounts reflect contractual obligations relating to our existing leased facilities as of November 29, 2009, and therefore do not reflect our planned future openings of company-operated retail stores. For more information, see “Business — Properties.”

(4)	Amounts reflect estimated commitments of $279 million for inventory purchases and $40 million for human resources, advertising, information technology and other professional services.

(5)	The amounts presented in the table represent an estimate for the next ten years of our projected payments, based on information provided by our plans’ actuaries, and have not been reduced by estimated Medicare subsidy receipts. Our policy is to fund postretirement benefits as claims and premiums are paid. For more information, see Note 8 to our audited consolidated financial statements included in this prospectus.

(6)	The amounts presented in the table represent an estimate of our projected contributions to the plans for the next ten years based on information provided by our plans’ actuaries. For U.S qualified plans, these estimates comply with minimum funded status and minimum required contributions under the Pension Protection Act. The expected increase in 2011 and 2012 is primarily due to the reduction of the fair value of plan assets in the Company’s U.S. pension plans at November 29, 2009, as compared to the related plan obligations, however actual contributions may differ from those presented based on factors including changes in discount rates and the valuation of pension assets. For more information, see Note 8 to our audited consolidated financial statements included in this prospectus.

(7)	Long-term employee-related benefits relate to the current and non-current portion of deferred compensation arrangements and workers’ compensation. We estimated these payments based on prior experience and forecasted activity for these items. For more information, see Note 12 to our audited consolidated financial statements included in this prospectus.

This table does not include amounts related to our income tax liabilities associated with uncertain tax positions, as we are unable to make reasonable estimates for the periods in which these liabilities may become due. We do not anticipate a material effect on our liquidity as a result of payments in future periods of liabilities for uncertain tax positions.

Information in the two preceding tables reflects our estimates of future cash payments. These estimates and projections are based upon assumptions that are inherently subject to significant economic, competitive, legislative and other uncertainties and contingencies, many of which are beyond our control. Accordingly, our actual expenditures and liabilities may be materially higher or lower than the estimates and projections reflected in these tables. The inclusion of these projections and estimates should not be regarded as a representation by us that the estimates will prove to be correct.

Cash flows

The following table summarizes, for the periods indicated, selected items in our consolidated statements of cash flows:

	Three Months Ended		Year Ended
	February 28,	March 1,	November 29,	November 30,	November 25,
	2010	2009	2009	2008	2007
	(Dollars in millions)

Cash provided by operating activities	$75.5	$9.7	$388.8	$224.8	$302.3
Cash used for investing activities	(37.9)	(14.7)	(233.0)	(26.8)	(107.3)
Cash provided by (used for) financing activities	8.4	(17.6)	(97.2)	(135.5)	(325.5)
Cash and cash equivalents	315.4	186.1	270.8	210.8	155.9

Three Months Ended February 28, 2010 as Compared to Same Period in 2009

Cash flows from operating activities

Cash provided by operating activities was $75.5 million for the three-month period in 2010, as compared to $9.7 million for the same period in 2009. As compared to the prior year, we collected more cash from customers, consistent with our higher net revenues, and used less cash to build inventory, reflecting our disciplined approach to managing inventory in the current retail environment. These factors were partially offset by higher payments to vendors, reflecting the increase in our SG&A expenses.

Cash flows from investing activities

Cash used for investing activities was $37.9 million for the three-month period in 2010, as compared to $14.7 million for the same period in 2009. As compared to the prior year, the increase in cash used for investing activities primarily reflects investments made in our company-operated retail stores and information technology systems associated with our global ERP installation, as well as costs associated with the remodeling of the Company’s headquarters.

Cash flows from financing activities

Cash provided by financing activities was $8.4 million for the three-month period in 2010, compared to cash used of $17.6 million for the same period in 2009. Cash used in 2009 primarily related to required payments on the trademark tranche of our senior secured revolving credit facility; no such payment is required in 2010.

2009 as compared to 2008

Cash flows from operating activities

Cash provided by operating activities was $388.8 million for 2009, as compared to $224.8 million for 2008. As compared to the prior year, we used less cash for inventory, reflecting our focus on inventory management, and payments to vendors declined, reflecting our lower SG&A expenses. These results more than offset the decline in our cash collections, which was driven primarily by our lower net revenues as well as our lower beginning accounts receivable balance. Additionally, the increase in cash provided by operating activities reflected lower payments for incentive compensation and interest.

Cash flows from investing activities

Cash used for investing activities was $233.0 million for 2009 compared to $26.8 million for 2008. As compared to the prior year, the increase in cash used for investing activities primarily reflects business acquisitions in our Americas and Europe regions, as well as higher payments on settlement of forward foreign exchange contracts.

Cash flows from financing activities

Cash used for financing activities was $97.2 million for 2009 compared to $135.5 million for 2008. Cash used in both periods primarily related to required payments on the trademark tranche of our senior secured revolving credit facility and our dividend payments to stockholders. Cash used for financing activities in 2008 also reflects our redemption in March 2008 of our remaining $18.8 million outstanding 12.25% senior notes due 2012.

2008 as compared to 2007

Cash flows from operating activities

Cash provided by operating activities was $224.8 million for 2008, as compared to $302.3 million for 2007. The decrease, primarily due to our lower operating income, was partially offset by several factors including: lower interest payments; higher cash collections on receivables, reflecting later timing of sales in the fourth quarter of 2007 as compared to the fourth quarter of 2006; and lower incentive compensation payments. Additionally, we used more cash for inventory in 2008 due to commencing the year with a lower inventory base as compared to prior year.

Cash flows from investing activities

Cash used for investing activities was $26.8 million for 2008 compared to $107.3 million for 2007. Cash used in both periods primarily related to investments made in our company-operated retail stores and information technology systems associated with our global ERP installation. Additionally, in 2008 we realized gains and received the related proceeds on the settlement of our forward foreign exchange contracts, reflecting the appreciation of the U.S. Dollar against the Euro in the second half of 2008, as compared to realized losses in 2007, reflecting the weakening of the U.S. Dollar against major foreign currencies including the Euro, the Canadian Dollar and the Japanese Yen.

Cash flows from financing activities

Cash used for financing activities was $135.5 million for 2008 compared to $325.5 million for 2007. Cash used for financing activities in 2008 primarily reflects $70.9 million of required payments on the trademark tranche of our senior secured revolving credit facility, our redemption in March 2008 of our remaining $18.8 million outstanding 12.25% senior notes due 2012 and our $50.0 million dividend payment to stockholders in the second quarter. Cash used for financing activities in 2007 primarily reflects our redemption in April 2007 of all of our floating rate notes due 2012 through borrowings under a new senior unsecured term loan and use of cash on hand, and the repurchase in October 2007 of over 95% of our outstanding 12.25% senior notes due 2012 through borrowings under an amended and restated senior secured revolving credit facility and use of cash on hand.

Indebtedness

The borrower of substantially all of our debt is Levi Strauss & Co., the parent and U.S. operating company. Of our total debt of $1.9 billion, we had fixed-rate debt of approximately $1.4 billion (76% of total debt) and variable-rate debt of approximately $0.5 billion (24% of total debt) as of November 29, 2009. Our required aggregate debt principal payments at that date, excluding short-term borrowings, were $108.3 million in 2012, $374.6 million in 2013, $323.3 million in 2014 and the remaining $1.0 billion in years after 2014. Short-term borrowings totaling $18.7 million as of November 29, 2009, are expected to be either paid over the next 12 months or refinanced at the end of their applicable terms.

After giving effect to the issuance of €300.0 million of our old Euro Notes and $525.0 million of our old Dollar Notes on May 6, 2010 and the application of the proceeds of such notes to the payment of our 8 5/8% senior notes due 2013 and our 9 3/4% senior notes due 2015 and the purchase of ¥10,883,500,000 of our 4 1/4% Eurobonds due 2016, our required aggregate debt principal payments, excluding short-term borrowings, are $108.3 million in 2012, $323.3 million in 2014 and the remaining $1.4 billion in years after 2014.

Our long-term debt agreements contain customary covenants restricting our activities as well as those of our subsidiaries. Currently, we are in compliance with all of these covenants.

Effects of Inflation

We believe that inflation in the regions where most of our sales occur has not had a significant effect on our net revenues or profitability.

Investment and Credit Availability Risk

We manage cash and cash equivalents in various institutions at levels beyond FDIC coverage limits, and we purchase investments not guaranteed by the FDIC. Accordingly, there may be a risk that we will not recover the full principal of our investments or that their liquidity may be diminished. To mitigate this risk, our investment policy emphasizes preservation of principal and liquidity.

Multiple financial institutions are committed to provide loans and other credit instruments under our secured revolving credit facility. There may be a risk that some of these institutions cannot deliver against these obligations in a timely manner, or at all.

Derivative Financial Instruments

We are exposed to market risk primarily related to foreign currencies. We actively manage foreign currency risks with the objective of mitigating the potential impact of currency fluctuations while maximizing the U.S. Dollar value of cash flows.

We are exposed to credit loss in the event of nonperformance by the counterparties to the forward foreign exchange contracts. However, we believe that our exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. We monitor the creditworthiness of our counterparties in accordance with our foreign exchange and investment policies. In addition, we have International Swaps and Derivatives Association, Inc. (“ISDA”) master agreements in place with our counterparties to mitigate the credit risk related to the outstanding derivatives. These agreements provide the legal basis for over-the-counter transactions in many of the world’s commodity and financial markets.

Foreign Exchange Risk

The global scope of our business operations exposes us to the risk of fluctuations in foreign currency markets. This exposure is the result of certain product sourcing activities, some intercompany sales, foreign subsidiaries’ royalty payments, interest payments, earnings repatriations, net investment in foreign operations and funding activities. Our foreign currency management objective is to mitigate the potential impact of currency fluctuations on the value of our U.S. Dollar cash flows and to reduce the variability of certain cash flows at the subsidiary level. We actively manage forecasted exposures.

We use a centralized currency management operation to take advantage of potential opportunities to naturally offset exposures against each other. For any residual exposures under management, we may enter into various financial instruments including forward exchange and option contracts to hedge certain forecasted transactions as well as certain firm commitments, including third-party and intercompany transactions. We manage the currency risk associated with certain cash flows periodically and only partially manage the timing mismatch between our forecasted exposures and the related financial instruments used to mitigate the currency risk.

Our foreign exchange risk management activities are governed by a foreign exchange risk management policy approved by our board of directors. Members of our foreign exchange committee, comprised of a group of our senior financial executives, review our foreign exchange activities to ensure compliance with our policies. The operating policies and guidelines outlined in the foreign exchange risk management policy provide a framework that allows for an active approach to the management of currency exposures while ensuring the activities are conducted within established parameters. Our policy includes guidelines for the organizational structure of our risk management function and for internal controls over foreign exchange risk management activities, including various measurements for monitoring compliance. We monitor foreign exchange risk and related derivatives using different techniques including a review of market value, sensitivity analysis and a value-at-risk model. We use the market approach to estimate the fair value of our foreign exchange derivative contracts.

We use derivative instruments to manage certain but not all exposures to foreign currencies. Our approach to managing foreign currency exposures is consistent with that applied in previous years. As of November 29, 2009, we had forward foreign exchange contracts to buy $523.5 million and to sell $175.1 million against various foreign currencies. These contracts are at various exchange rates and expire at various dates through December 2010.

As of November 30, 2008, we had forward foreign exchange currency contracts to buy $559.8 million and to sell $179.4 million against various foreign currencies. We also had Euro forward currency contracts to sell 14.5 million Euros ($18.6 million equivalent) against the British Pound. These contracts are at various exchange rates and expire at various dates through March 2010.

The following table presents the currency, average forward exchange rate, notional amount and fair values for our outstanding forward and swap contracts as of November 29, 2009, and November 30, 2008. The average forward rate is the forward rate weighted by the total of the transacted amounts. The notional amount represents the total net position outstanding as of the stated date. A positive notional amount represents a long position in U.S. Dollar versus the exposure currency, while a negative notional amount represents a short position in U.S. Dollar versus the exposure currency. The net position is the sum of all buy transactions minus the sum of all sell transactions. All amounts are stated in U.S. Dollar equivalents. All transactions will mature before the end of December 2010.

Outstanding Forward and Swap Transactions

	As of November 29, 2009			As of November 30, 2008
	Average Forward	Notional	Fair	Average Forward	Notional	Fair
	Exchange Rate	Amount	Value	Exchange Rate	Amount	Value
	(Dollars in thousands)

Currency

Australian Dollar	0.84	$53,061	$(2,420)	0.65	$37,576	$(231)
Brazilian Real	1.96	626	(23)	—	—	—
Canadian Dollar	1.09	52,946	(1,972)	1.18	63,065	2,352
Swiss Franc	1.00	(15,246)	(125)	1.20	(6,010)	(4)
Czech Koruna	17.36	2,689	62	19.86	1,849	(26)
Danish Krona	0.20	26,684	245	5.81	21,586	(53)
Euro(1)	1.46	70,472	(1,192)	1.31	209,976	4,255
British Pound	0.62	34,414	(497)	1.63	4,305	2,289
Hong Kong Dollar	7.75	(14)	—	7.75	173	—
Hungarian Forint	200.87	(5,887)	(392)	202.76	(32,589)	(970)
Japanese Yen	93.67	37,704	(3,228)	97.97	2,828	(3,134)
Korean Won	1,224.91	16,745	(824)	1,107.22	(5,123)	(1,799)
Mexican Peso	13.94	30,588	(1,623)	13.10	12,054	945
Norwegian Krona	0.17	8,878	(464)	6.84	20,422	329
New Zealand Dollar	1.38	(9,581)	(270)	0.54	(6,968)	180
Polish Zloty	2.85	(52,830)	224	2.85	(22,137)	(638)
Swedish Krona	6.97	73,272	635	7.89	63,710	1,086
Singapore Dollar	1.40	(28,734)	167	1.46	(29,847)	(758)
Taiwan Dollar	31.70	29,678	487	32.45	21,484	453
South African Rand	8.50	22,961	(2,588)	8.77	5,473	710

Total		$348,426	$(13,798)		$361,827	$4,986

(1)	The decrease in the notional amount of Euro contracts outstanding as compared to prior year reflects our reduced exposure under management due to our 2009 prepayment of royalties related to our operations in Europe. For more information see Notes 5 and 18 to our audited consolidated financial statements included in this prospectus.

Interest rate risk

We maintain a mix of medium and long-term fixed- and variable-rate debt.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. The table presents principal (face amount) outstanding balances of our debt instruments and the related weighted-average interest rates for the years indicated based on expected maturity dates. The applicable floating rate index is included for variable-rate instruments. All amounts are stated in U.S. Dollar equivalents.

	As of November 29, 2009							As of
	Expected Maturity Date						Fair	November 30,
	2010(1)-						Value	2008
	2011	2012	2013	2014	Thereafter	Total	2009	Total
	(Dollars in thousands)

Debt Instruments
Fixed Rate (US$)	$—	$—	$—	$—	$796,210	$796,210	$852,067	$796,210
Average Interest Rate	—	—	—	—	9.37%	9.37%
Fixed Rate (Yen 20 billion)	—	—	—	—	231,709	231,709	197,448	209,886
Average Interest Rate	—	—	—	—	4.25%	4.25%
Fixed Rate (Euro 250 million)	—	—	372,325	—	—	372,325	379,935	321,625
Average Interest Rate	—	—	8.63%	—	—	8.63%
Variable Rate (US$)	—	108,250	—	325,000	—	433,250	394,781	504,125
Average Interest Rate(2)	—	2.74%	—	2.50%	—	2.56%
Total Principal (face amount) of our debt instruments	$—	$108,250	$372,325	$325,000	$1,027,919	$1,833,494	$1,824,231	$1,831,846

(1)	Excludes short-term borrowings.

(2)	Assumes no change in short-term interest rates. Expected maturities due 2012 relate to the trademark tranche of our senior revolving credit facility. Amounts maturing thereafter relate to our Senior Term Loan due 2014.

Off-Balance Sheet Arrangements, Guarantees and Other Contingent Obligations

Off-balance sheet arrangements and other.  We have contractual commitments for non-cancelable operating leases. For more information, see Note 14 to our audited consolidated financial statements included in this prospectus. We have no other material non-cancelable guarantees or commitments, and no material special-purpose entities or other off-balance sheet debt obligations.

Indemnification agreements.  In the ordinary course of our business, we enter into agreements containing indemnification provisions under which we agree to indemnify the other party for specified claims and losses. For example, our trademark license agreements, real estate leases, consulting agreements, logistics outsourcing agreements, securities purchase agreements and credit agreements typically contain these provisions. This type of indemnification provision obligates us to pay certain amounts associated with claims brought against the other party as the result of trademark infringement, negligence or willful misconduct of our employees, breach of contract by us including inaccuracy of representations and warranties, specified lawsuits in which we and the other party are co-defendants, product claims and other matters. These amounts are generally not readily quantifiable: the maximum possible liability or amount of potential payments that could arise out of an indemnification claim depends entirely on the specific facts and circumstances associated with the claim. We have insurance coverage that minimizes the potential exposure to certain of these claims. We also believe that the likelihood of substantial payment obligations under these agreements to third parties is low and that any such amounts would be immaterial.

Critical Accounting Policies, Assumptions and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Changes in such estimates, based on newly available information, or different assumptions or conditions, may affect amounts reported in future periods.

We summarize our critical accounting policies below.

Revenue recognition.  Net sales is primarily comprised of sales of products to wholesale customers, including franchised stores, and direct sales to consumers at our company-operated and online stores and at our company- operated shop-in-shops located within department stores. We recognize revenue on sale of product when the goods are shipped or delivered and title to the goods passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is reasonably assured. Revenue is recorded net of an allowance for estimated returns, discounts and retailer promotions and other similar incentives. Licensing revenues from the use of our trademarks in connection with the manufacturing, advertising, and distribution of trademarked products by third-party licensees are earned and recognized as products are sold by licensees based on royalty rates as set forth in the licensing agreements.

We recognize allowances for estimated returns in the period in which the related sale is recorded. We recognize allowances for estimated discounts, retailer promotions and other similar incentives at the later of the period in which the related sale is recorded or the period in which the sales incentive is offered to the customer. We estimate non-volume based allowances based on historical rates as well as customer and product-specific circumstances. Actual allowances may differ from estimates due to changes in sales volume based on retailer or consumer demand and changes in customer and product-specific circumstances. Sales and value-added taxes collected from customers and remitted to governmental authorities are presented on a net basis in the accompanying consolidated statements of income.

Accounts receivable, net.  In the normal course of business, we extend credit to our wholesale and licensing customers that satisfy pre-defined credit criteria. Accounts receivable are recorded net of an allowance for doubtful accounts. We estimate the allowance for doubtful accounts based upon an analysis of the aging of accounts receivable at the date of the consolidated financial statements, assessments of collectibility based on historic trends, customer-specific circumstances, and an evaluation of economic conditions.

Inventory valuation.  We value inventories at the lower of cost or market value. Inventory cost is generally determined using the first-in first-out method. We include product costs, labor and related overhead, sourcing costs, inbound freight, internal transfers, and the cost of operating our remaining manufacturing facilities, including the related depreciation expense, in the cost of inventories. In determining inventory market values, substantial consideration is given to the expected product selling price. We estimate quantities of slow-moving and obsolete inventory by reviewing on-hand quantities, outstanding purchase obligations and forecasted sales. We then estimate expected selling prices based on our historical recovery rates for sale of slow-moving and obsolete inventory and other factors, such as market conditions, expected channel of disposition, and current consumer preferences. Estimates may differ from actual results due to the quantity, quality and mix of products in inventory, consumer and retailer preferences and economic conditions.

Impairment.  We review our goodwill and other non-amortized intangible assets for impairment annually in the fourth quarter of our fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. In our impairment tests, we use a two-step approach. In the first step, we compare the carrying value of the applicable asset or reporting unit to its fair value, which we estimate using a discounted cash flow analysis or by comparison to the market values of similar assets. If the carrying amount of the asset or reporting unit exceeds its estimated fair value, we perform the second step, and determine the impairment loss, if any, as the excess of the carrying value of the goodwill or intangible asset over its fair value.

We review our other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of an other long-lived asset exceeds the expected future undiscounted cash flows, we measure and record an impairment loss for the excess of the carrying value of the asset over its fair value.

To determine the fair value of impaired assets, we utilize the valuation technique or techniques deemed most appropriate based on the nature of the impaired asset and the data available, which may include the use of quoted market prices, prices for similar assets or other valuation techniques such as discounted future cash flows or earnings.

Income tax assets and liabilities.  We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. We compute our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Significant judgments are required in order to determine the realizability of these deferred tax assets. In assessing the need for a valuation allowance, we evaluate all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies. Changes in the expectations regarding the realization of deferred tax assets could materially impact income tax expense in future periods.

We do not recognize deferred taxes with respect to temporary differences between the book and tax bases in our investments in foreign subsidiaries, unless it becomes apparent that these temporary differences will reverse in the foreseeable future.

We continuously review issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of our liabilities. We evaluate uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. The second step is, for those positions that meet the recognition criteria, to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized. We believe our recorded tax liabilities are adequate to cover all open tax years based on our assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent that our view as to the outcome of these matters changes, we will adjust income tax expense in the period in which such determination is made. We classify interest and penalties related to income taxes as income tax expense.

Derivative and foreign exchange management activities.  We recognize all derivatives as assets and liabilities at their fair values. We may use derivatives and establish programs from time to time to manage foreign currency and interest rate exposures that are sensitive to changes in market conditions. The instruments that we designate and that qualify for hedge accounting treatment hedge our net investment position in certain of our foreign subsidiaries and, through the first quarter of 2007, certain intercompany royalty cash flows. For these instruments, we document the hedge designation by identifying the hedging instrument, the nature of the risk being hedged and the approach for measuring hedge ineffectiveness. The ineffective portions of hedges are recorded in “Other income (expense), net” in our consolidated statements of income. The gains and losses on the instruments that we designate and that qualify for hedge accounting treatment are recorded in “Accumulated other comprehensive income (loss)” in our consolidated balance sheets until the underlying has been settled and is then reclassified to earnings. Changes in the fair values of the derivative instruments that we do not designate or that do not qualify for hedge accounting are recorded in “Other income (expense), net” or “Interest expense” in our consolidated statements of income to reflect the economic risk being mitigated.

Employee benefits and incentive compensation

Pension and postretirement benefits.  We have several non-contributory defined benefit retirement plans covering eligible employees. We also provide certain health care benefits for U.S. employees who meet age, participation and length of service requirements at retirement. In addition, we sponsor other retirement or post-employment plans for our foreign employees in accordance with local government programs and requirements. We retain the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations. Any of these actions, either individually or in combination, could have a material impact on our consolidated financial statements and on our future financial performance.

We recognize either an asset or liability for any plan’s funded status in our consolidated balance. We measure changes in funded status using actuarial models which use an attribution approach that generally spreads individual events over the estimated service lives of the employees in the plan. The attribution approach assumes that employees render service over their service lives on a relatively smooth basis and as such, presumes that the income statement effects of pension or postretirement benefit plans should follow the same pattern. Our policy is to fund our pension plans based upon actuarial recommendations and in accordance with applicable laws, income tax regulations and credit agreements.

Net pension and postretirement benefit income or expense is generally determined using assumptions which include expected long-term rates of return on plan assets, discount rates, compensation rate increases and medical trend rates. We use a mix of actual historical rates, expected rates and external data to determine the assumptions used in the actuarial models. For example, in 2009 we utilized a yield curve constructed from a portfolio of high-quality corporate bonds with various maturities to determine the appropriate discount rate to use for our U.S. benefit plans. Under this model, each year’s expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate. We utilized country-specific third-party bond indices to determine appropriate discount rates to use for benefit plans of our foreign subsidiaries. Changes in actuarial assumptions and estimates, either individually or in combination, could have a material impact on our consolidated financial statements and on our future financial performance.

Employee incentive compensation.  We maintain short-term and long-term employee incentive compensation plans. These plans are intended to reward eligible employees for their contributions to our short-term and long-term success. For our short-term plans, the amount of the cash bonus earned depends upon business unit and corporate financial results as measured against pre-established targets, and also depends upon the performance and job level of the individual. Our long-term plans are intended to reward management for its long-term impact on our total earnings performance. Performance is measured at the end of a three-year period based on our performance over the period measured against certain pre-established targets such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or compound annual growth rates over the periods. We accrue the related compensation expense over the period of the plan, and changes in the liabilities for these incentive plans generally correlate with our financial results and projected future financial performance and could have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards

See Note 1 to our audited consolidated financial statements included in this prospectus for recently issued accounting standards, including the expected dates of adoption and expected impact to our consolidated financial statements upon adoption.

BUSINESS

Overview

From our California Gold Rush beginnings, we have grown into one of the world’s largest brand-name apparel companies. A history of responsible business practices, rooted in our core values, has helped us build our brands and engender consumer trust around the world. Under our brand-names, we design and market products that include jeans and jeans-related pants, casual and dress pants, tops, jackets, footwear, and related accessories for men, women and children. We also license our trademarks for a wide array of products, including accessories, pants, tops, footwear, home and other products.

An Authentic American Icon

Our Levi’s® brand has become one of the most widely recognized brands in the history of the apparel industry. Its broad distribution reflects the brand’s appeal across consumers of all ages and lifestyles. Its merchandising and marketing reflect the brand’s core attributes: original, definitive, honest, confident and youthful.

Our Dockers® brand was at the forefront of the business casual trend in the United States. It has since grown to be a global brand covering a wide range of wearing occasions for men and women with products rooted in the brand’s heritage of the essential khaki pant.

We also bring style, authenticity and quality to value-seeking jeanswear consumers through our Signature by Levi Strauss & Co.tm (“Signature”) brand.

Our Global Reach

We operate our business through three geographic regions: Americas, Europe and Asia Pacific. Each of our regions includes established markets, which we refer to as mature markets, such as the United States, Japan, and Western Europe, and developing markets, such as India, China, Brazil and Russia. Although our brands are recognized as authentically “American,” we derive approximately half of our net revenues from outside the United States.

Our products are sold in approximately 55,000 retail locations in more than 110 countries. This includes approximately 1,900 retail stores dedicated to our brands, including both franchised and company-operated stores.

We support our brands through a global infrastructure, both sourcing and marketing our products around the world. We distribute our Levi’s® and Dockers® products primarily through chain retailers and department stores in the United States and primarily through department stores, specialty retailers and franchised stores outside of the United States. We also operate our own brand-dedicated retail network in all three regions. We distribute Signature brand products primarily through mass channel retailers in the United States and Canada and mass and other value-oriented retailers and franchised stores in Asia Pacific.

Levi Strauss & Co. was founded in San Francisco, California, in 1853. We were incorporated in Delaware on November 23, 1970 and changed our name to Levi Strauss & Co. in 1971. We conduct our operations outside the United States through foreign subsidiaries owned directly or indirectly by Levi Strauss & Co. We manage our regional operations through headquarters in San Francisco, Brussels and Singapore. Our corporate offices are located at Levi’s Plaza, 1155 Battery Street, San Francisco, California 94111, and our main telephone number is (415) 501-6000.

Our common stock is primarily owned by descendants of the family of Levi Strauss and their relatives.

Our Website — www.levistrauss.com — contains additional and detailed information about our history, our products and our commitments. Financial news and reports and related information about our company can be found at http://www.levistrauss.com/investors/financial-news. Our Website and the information contained on our Website are not part of this prospectus and are not incorporated by reference into this prospectus.

Our Business Strategies

Our management team is actively investing in strategies to grow our business, respond to marketplace dynamics and build on our competitive strengths. Our key strategies are:

•	Build upon our brands’ leadership in jeans and khakis. We intend to build upon our brand equity and our design and marketing expertise to expand the reach and appeal of our brands globally. We believe that our insights, innovation and market responsiveness enable us to create trend-right and trend-leading products and marketing programs that appeal to our existing consumer base, while also providing a solid foundation to enhance our appeal to under-served consumer segments such as women’s. We also seek to further extend our brands’ leadership in jeans and khakis into product and pricing categories that we believe offer attractive opportunities for growth.

•	Diversify and transform our wholesale business. We intend to develop new wholesale opportunities based on targeted consumer segments while strengthening our relationship with existing wholesale customers. We focus on generating competitive economics and engaging in collaborative volume, inventory and marketing planning to achieve mutual commercial success with our customers. Our goal is to be central to our wholesale customers’ success by using our brands and our strengths in product development and marketing to drive consumer traffic and demand to their stores.

•	Accelerate growth through dedicated retail stores. We continue to strategically expand our dedicated store presence around the world. We believe dedicated full-price and outlet stores represent an attractive opportunity to establish incremental distribution and sales as well as to showcase the full breadth of our product offerings and to enhance our brands’ appeal. We aim to provide a compelling and brand-elevating consumer experience in our dedicated retail stores.

•	Drive productivity to enable investment in initiatives intended to deliver sustained, incremental growth. We are focused on deriving greater efficiencies in our operations by increasing cost effectiveness across our regions and support functions and undertaking projects to transform our supply chain and information systems. We intend to invest the benefits of these efforts into our businesses to drive growth and to continue to build sustainability and social responsibility into all aspects of our operations, including our global sourcing arrangements.

•	Capitalize upon our global footprint. Our global footprint is a key factor in the success of the above strategies. We intend to leverage our expansive global presence and local-market talent to drive growth globally. We will focus on those markets that offer us the best opportunities for profitable growth, including an emphasis on fast-growing developing markets and their emerging middle-class consumers. We aim to identify global consumer trends, adapt successes from one market to another and drive growth across our brand portfolio, balancing the power of our global reach with local-market insight.

Our Brands and Products

We offer a broad range of products, including jeans, casual and dress pants, tops, skirts, jackets, footwear and related accessories. Across all of our brands, pants — including jeans, casual pants and dress pants — represented approximately 85%, 85% and 86% of our total units sold in each of fiscal years 2009, 2008 and 2007, respectively. Men’s products generated approximately 73%, 75% and 72% of our total net sales in each of fiscal years 2009, 2008 and 2007, respectively.

Levi’s® Brand

The Levi’s® brand epitomizes classic American style and effortless cool and is positioned as the original and definitive jeans brand. Since their inception in 1873, Levi’s® jeans have become one of the most recognizable garments in the world — reflecting the aspirations and earning the loyalty of people for generations. Consumers around the world instantly recognize the distinctive traits of Levi’s® jeans — the double arc of stitching, known as the Arcuate Stitching Design, and the red Tab Device, a fabric tab stitched into the back right pocket. Today, the Levi’s® brand continues to evolve, driven by its distinctive pioneering and innovative spirit. Our range of leading jeanswear and accessories for men, women and children is available in more than 110 countries, allowing individuals around the world to express their personal style.

The current Levi’s® product range includes:

•	Levi’s® Red Tabtm Products. These products are the foundation of the brand. They encompass a wide range of jeans and jeanswear offered in a variety of fits, fabrics, finishes, styles and price points intended to appeal to a broad spectrum of consumers. The line is anchored by the flagship 501® jean, the original and best-selling five-pocket jean in history. The Red Tabtm line also incorporates a full range of jeanswear fits and styles designed specifically for women. Sales of Red Tabtm products represented the majority of our Levi’s® brand net sales in all three of our regions in fiscal years 2009, 2008 and 2007.

•	Premium Products. In addition to Levi’s® Red Tabtm premium products available around the world, we offer an expanded range of high-end products. In 2009, we consolidated the management of our most premium Levi’s® jeanswear product lines under a new division based in Amsterdam. This division will oversee the marketing and development of two global product lines: our existing Levi’s® Vintage Clothing line, which showcases our most premium products by offering detailed replicas of our historical products, and Levi’s® Made & Crafted, a recently-launched line of premium apparel.

Our Levi’s® brand products accounted for approximately 79%, 76% and 73% of our total net sales in fiscal 2009, 2008 and 2007, respectively, approximately half of which were generated in our Americas region.

Dockers® Brand

First introduced in 1986 as an alternative between jeans and dress pants, the Dockers® brand is positioned as the khaki authority and aspires to be the world’s best and most-loved khakis. The Dockers® brand offers a full range of products rooted in the brand’s khaki heritage and appropriate for a wide-range of wearing occasions. We seek to renew the appeal of the casual pant category by dialing up khakis’ masculinity and swagger and reminding men what they love about the essential khaki pant. This positioning is reflected in the “Wear the Pants” campaign launched globally in December 2009. The brand also offers a complete range of khaki-inspired styles for women with products designed to flatter her figure and provide versatility for a wide range of wearing occasions.

Our Dockers® brand products accounted for approximately 16%, 18% and 21% of our total net sales in fiscal 2009, 2008 and 2007, respectively. Although the substantial majority of these net sales were in the Americas region, Dockers® brand products were sold in more than 50 countries in 2009.

Signature by Levi Strauss & Co.tm Brand

We seek to extend the style, authenticity and quality for which our company is recognized to more value-conscious consumers through our Signature by Levi Strauss & Co.tm brand. We offer products under this brand name through the mass retail channel in the United States and Canada and value-oriented retailers and franchised stores in Asia Pacific. We use these distribution channels to reach consumers who seek access to high-quality, affordable and fashionable jeanswear from a company they trust. The product portfolio includes denim jeans, casual pants, tops and jackets in a variety of fits, fabrics and finishes for men, women and kids.

Signature by Levi Strauss & Co.tm brand products accounted for approximately 5%, 6% and 6% of our total net sales in fiscal years 2009, 2008 and 2007, respectively. Although a substantial majority of these sales were in the United States, Signature by Levi Strauss & Co.tm brand products are sold in seven additional countries in our Americas and Asia Pacific regions.

Licensing

The appeal of our brands across consumer groups and our global reach enable us to license our Levi’s®, Dockers® and Signature by Levi Strauss & Co.tm trademarks for a variety of product categories in multiple markets including footwear, belts, wallets and bags, outerwear, eyewear, sweaters, dress shirts, kidswear, loungewear and sleepwear, hosiery and luggage.

We have licensees for our Levi’s® and Dockers® brands in each of our regions and for our Signature by Levi Strauss & Co.tm brand in the Americas region. In addition, we enter into agreements with third parties to produce, market and distribute our products in several countries around the world, including various Latin American, Middle Eastern and Asia Pacific countries.

We enter into licensing agreements with our licensees covering royalty payments, product design and manufacturing standards, marketing and sale of licensed products, and protection of our trademarks. We require our licensees to comply with our code of conduct for contract manufacturing and engage independent monitors to perform regular on-site inspections and assessments of production facilities.

Sales, Distribution and Customers

We distribute our products through a wide variety of retail formats around the world, including chain and department stores, franchise stores dedicated to our brands, our own company-operated retail network, multi-brand specialty stores, mass channel retailers, and both company-operated and retailer websites.

Multi-brand Retailers

We seek to make our brands and products available where consumers shop, including offering products and assortments that are appropriately tailored for our wholesale customers and their retail consumers. Our products are also sold through authorized third-party Internet sites. Sales to our top ten wholesale customers accounted for approximately 36%, 37% and 42% of our total net revenues in fiscal years 2009, 2008 and 2007, respectively. No customer represented 10% or more of net revenues in any of these years, although our largest customer in 2009, Kohl’s Corporation, accounted for nearly 10% of net revenues in 2009, and our largest customer in 2008, J.C. Penney Company, Inc., accounted for nearly 8% of net revenues in 2008. The loss of one of these or any major customer could have a material adverse effect on one of our segments or on us and our subsidiaries as a whole.

Dedicated Stores

We believe retail stores dedicated to our brands are important for the growth, visibility, availability and commercial success of our brands, and they are an increasingly important part of our strategy for expanding distribution of our products in all three of our regions. Our brand-dedicated stores are either operated by us or by independent third parties such as franchisees and licensees. In addition to the dedicated stores, we maintain brand-dedicated websites that sell products directly to retail consumers.

Company-operated retail stores.  Our online stores and company-operated stores, including both full-price and outlet stores, generated approximately 11%, 8% and 6% of our net revenues in fiscal 2009, 2008 and 2007, respectively. As of November 29, 2009, we had 414 company-operated stores, predominantly Levi’s® stores, located in 26 countries across our three regions. We had 176 stores in the Americas, 153 stores in Europe and 85 stores in Asia Pacific. During 2009, we added 180 company-operated stores and closed 26 stores. These store counts reflect the impact of our acquisition of 73 U.S. Levi’s® and Dockers® outlets during the third quarter of 2009. As of February 28, 2010, we had 426 company-operated stores.

Franchised and other stores.  Franchised, licensed, or other forms of brand-dedicated stores operated by independent third parties sell Levi’s®, Dockers® and Signature by Levi Strauss & Co.tm products in markets outside the United States. There were approximately 1,500 of these stores as of November 29, 2009, and they are a key element of our international distribution. In addition to these stores, we consider our network of dedicated shop-in-shops located within department stores, which may be either operated directly by us or third parties, to be an important component of our retail distribution in international markets. Approximately 200 dedicated shop-in-shops were operated directly by us as of November 29, 2009.

Seasonality of Sales

We typically achieve our largest quarterly revenues in the fourth quarter, reflecting the “holiday” season, generally followed by the third quarter, reflecting the Fall or “back to school” season. In 2009, our net revenues in the first, second, third and fourth quarters represented 23%, 22%, 25% and 30%, respectively, of our total net revenues for the year. In 2008, our net revenues in the first, second, third and fourth quarters represented 25%, 21%, 25% and 29%, respectively, of our total net revenues for the year.

Our fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries are fixed at November 30 due to local statutory requirements. Apart from these subsidiaries, each quarter of fiscal years 2009, 2008 and 2007 consisted of 13 weeks, with the exception of the fourth quarter of 2008, which consisted of 14 weeks.

Marketing and Promotion

We support our brands with a diverse mix of marketing initiatives to drive consumer demand.

We advertise around the world through a broad mix of media, including television, national publications, the Internet, cinema, billboards and other outdoor vehicles. We use other marketing vehicles, including event and music sponsorships, product placement in major motion pictures, television shows, music videos and leading fashion magazines, and alternative marketing techniques, including street-level events and similar targeted “viral” marketing activities.

We root our brand messages in globally consistent brand values that reflect the unique attributes of our brands: the Levi’s® brand as the original and definitive jeans brand and the Dockers® brand as world’s best and most loved khaki. We then tailor these programs to local markets in order to maximize relevance and effectiveness.

We also maintain the Websites www.levi.com and www.dockers.com which sell products directly to consumers in the United States and other countries. We operate these Websites, as well as www.levistrausssignature.com, as marketing vehicles to enhance consumer understanding of our brands and help consumers find and buy our products. This is consistent with our strategies of ensuring that our brands and products are available where consumers shop and that our product offerings and assortments are appropriately differentiated.

Sourcing and Logistics

Organization.  Our global sourcing and regional logistics organizations are responsible for taking a product from the design concept stage through production to delivery to our customers. Our objective is to leverage our global scale to achieve product development and sourcing efficiencies and reduce total delivered product cost across brands and regions while maintaining our focus on local service levels and working capital management.

Product procurement.  We source nearly all of our products through independent contract manufacturers, with the remainder sourced from our company-operated manufacturing and finishing plants, including facilities for our innovation and development efforts that provide us with the opportunity to develop new jean styles and finishes to distinguish our products from that of our competitors. See “— Properties” for more information about those manufacturing facilities.

Sources and availability of raw materials.  The principal fabrics used in our business are cotton, blends, synthetics and wools. The prices we pay our suppliers for our products are dependent in part on the market price for raw materials — primarily cotton — used to produce them. The price and availability of cotton may fluctuate substantially, depending on a variety of factors, which might cause a decrease of our profitability or could impair our ability to meet our production requirements in a timely manner.

Sourcing locations.  We use numerous independent manufacturers located throughout the world for the production and finishing of our garments. We conduct assessments of political, social, economic, trade, labor and intellectual property protection conditions in the countries in which we source our products before we place production in those countries and on an ongoing basis.

In 2009, we sourced products from contractors located in approximately 45 countries around the world. We sourced products in North and South Asia, South and Central America (including Mexico and the Caribbean), Europe and Africa. We expect to increase our sourcing from contractors located in Asia. No single country accounted for more than 20% of our sourcing in 2009.

Sourcing practices.  Our sourcing practices include these elements:

•	We require all third-party contractors and subcontractors who manufacture or finish products for us to comply with our code of conduct relating to supplier working conditions as well as environmental and employment practices. We also require our licensees to ensure that their manufacturers comply with our requirements.

•	Our code of conduct covers employment practices such as wages and benefits, working hours, health and safety, working age and discriminatory practices, environmental matters such as wastewater treatment and solid waste disposal, and ethical and legal conduct.

•	We regularly assess manufacturing and finishing facilities through periodic on-site facility inspections and improvement activities, including use of independent monitors to supplement our internal staff. We integrate review and performance results into our sourcing decisions.

We disclose the names and locations of our contract manufacturers to encourage collaboration among apparel companies in factory monitoring and improvement. We regularly evaluate and refine our code of conduct processes.

Logistics.  We own and operate dedicated distribution centers in a number of countries. For more information, see “— Properties” in this prospectus. Distribution center activities include receiving finished goods from our contractors and plants, inspecting those products, preparing them for presentation at retail, and shipping them to our customers and to our own stores. Our distribution centers maintain a combination of replenishment and seasonal inventory from which we ship to our stores and wholesale customers. In certain locations around the globe we have consolidated our distribution centers to service multiple countries and brands. Our inventory significantly builds during peaks in seasonal shipping periods. We are constantly monitoring our inventory levels and adjusting them as necessary to meet market demand. In addition, we outsource some of our logistics activities to third-party logistics providers.

Competition

The worldwide apparel industry is highly competitive and fragmented. It is characterized by low barriers to entry, brands targeted at specific consumer segments, many regional and local competitors, and an increasing number of global competitors. Principal competitive factors include:

•	developing products with relevant fits, finishes, fabrics, style and performance features;

•	maintaining favorable brand recognition and appeal through strong and effective marketing;

•	anticipating and responding to changing consumer demands in a timely manner;

•	providing sufficient retail distribution, visibility and availability, and presenting products effectively at retail;

•	delivering compelling value for the price; and

•	generating competitive economics for wholesale customers, including retailers, franchisees, and distributors.

We face competition from a broad range of competitors at the worldwide, regional and local levels in diverse channels across a wide range of retail price points. Worldwide, a few of our primary competitors include vertically integrated specialty stores operated by such companies such as Gap Inc. and Inditex; jeanswear brands such as those marketed by VF Corporation, a competitor in multiple channels and product lines; and athletic wear companies such as adidas Group and Nike, Inc. In addition, each region faces local or regional competition, such as G-Star and Diesel in Europe; Pepe in Spain; Brax in Germany; UNIQLO in Asia Pacific; Edwin in Japan; Apple/Texwood in China; and retailers’ private or exclusive labels such as those from Wal-Mart Stores, Inc. (Faded Glory brand); Target Corporation (Mossimo and Merona brands); JC Penney (Arizona brand) and Macy’s (INC. brand) in the Americas. For more information on the factors affecting our competitive position, see “Risk Factors” in this prospectus.

Trademarks

We have more than 5,000 trademark registrations and pending applications in approximately 180 countries worldwide, and we create new trademarks on an ongoing basis. Substantially all of our global trademarks are owned by Levi Strauss & Co., the parent and U.S. operating company. We regard our trademarks as our most valuable assets and believe they have substantial value in the marketing of our products. The Levi’s®, Dockers® and 501® trademarks, the Arcuate Stitching Design, the Tab Device, the Two Horse® Design and the Wings and Anchor Design are among our core trademarks.

We protect these trademarks by registering them with the U.S. Patent and Trademark Office and with governmental agencies in other countries, particularly where our products are manufactured or sold. We work vigorously to enforce and protect our trademark rights by engaging in regular market reviews, helping local law enforcement authorities detect and prosecute counterfeiters, issuing cease-and-desist letters against third parties infringing or denigrating our trademarks, opposing registration of infringing trademarks, and initiating litigation as necessary. We currently are pursuing approximately 470 infringement matters around the world. We also work with trade groups and industry participants seeking to strengthen laws relating to the protection of intellectual property rights in markets around the world.

Employees

As of November 29, 2009, we employed approximately 11,800 people, approximately 5,400 of whom were located in the Americas, 4,200 in Europe, and 2,200 in Asia Pacific. Approximately 3,000 of our employees were associated with manufacturing of our products, 3,600 worked in retail, 1,500 worked in distribution and 3,700 were other non-production employees.

History and Corporate Citizenship

Our history and longevity are unique in the apparel industry. Our commitment to quality, innovation and corporate citizenship began with our founder, Levi Strauss, who infused the business with the principle of responsible commercial success that has been embedded in our business practices throughout our more than 150-year history. This mixture of history, quality, innovation and corporate citizenship contributes to the iconic reputations of our brands.

In 1853, during the California Gold Rush, Mr. Strauss opened a wholesale dry goods business in San Francisco that became known as “Levi Strauss & Co.” Seeing a need for work pants that could hold up under rough conditions, he and Jacob Davis, a tailor, created the first jean. In 1873, they received a U.S. patent for “waist overalls” with metal rivets at points of strain. The first product line designated by the lot number “501” was created in 1890.

In the 19th and early 20th centuries, our work pants were worn primarily by cowboys, miners and other working men in the western United States. Then, in 1934, we introduced our first jeans for women, and after World War II, our jeans began to appeal to a wider market. By the 1960s they had become a symbol of American culture, representing a unique blend of history and youth. We opened our export and international businesses in the 1950s and 1960s. In 1986, we introduced the Dockers® brand of casual apparel which revolutionized the concept of business casual.

Throughout this long history, we upheld our strong belief that we can help shape society through civic engagement and community involvement, responsible labor and workplace practices, philanthropy, ethical conduct, environmental stewardship and transparency. We have engaged in a “profits through principles” business approach from the earliest years of the business. Among our milestone initiatives over the years, we integrated our factories two decades prior to the U.S. civil rights movement and federally mandated desegregation, we developed a comprehensive supplier code of conduct requiring safe and healthy working conditions among our suppliers (a first of its kind for a multinational apparel company), and we offered full medical benefits to domestic partners of employees prior to other companies of our size, a practice that is widely accepted today.

Our Website — www.levistrauss.com — contains additional and detailed information about our history and corporate citizenship initiatives. Our Website and the information contained on our Website are not part of this prospectus and are not incorporated by reference into this prospectus.

Properties

We conduct manufacturing, distribution and administrative activities in owned and leased facilities. We operate three manufacturing-related facilities abroad and nine distribution-only centers around the world. We have renewal rights for most of our property leases. We anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms. We believe our facilities and equipment are in good condition and are suitable for our needs. Information about our key operating properties in use as of November 29, 2009, is summarized in the following table:

Location	Primary Use	Leased/Owned

Americas
Hebron, KY	Distribution	Owned
Canton, MS	Distribution	Owned
Henderson, NV	Distribution	Owned
Westlake, TX	Data Center	Leased
Etobicoke, Canada	Distribution	Owned
Naucalpan, Mexico	Distribution	Leased
Europe
Plock, Poland	Manufacturing and Finishing	Leased(1)
Northhampton, U.K	Distribution	Owned
Sabadell, Spain	Distribution	Leased
Corlu, Turkey	Manufacturing, Finishing and Distribution	Owned
Asia Pacific
Adelaide, Australia	Distribution	Leased
Cape Town, South Africa	Manufacturing, Finishing and Distribution	Leased
Hiratsuka Kanagawa, Japan	Distribution	Owned(2)

(1)	Building and improvements are owned but subject to a ground lease.

(2)	Owned by our 84%-owned Japanese subsidiary.

Our global headquarters and the headquarters of our Americas region are both located in leased premises in San Francisco, California. Our Europe and Asia Pacific headquarters are located in leased premises in Brussels, Belgium and Singapore, respectively. As of November 29, 2009, we also leased or owned 102 administrative and sales offices in 41 countries, as well as leased a small number of warehouses in three countries. We own or lease several facilities that are no longer in operation that we are working to sell or sublease.

In addition, as of November 29, 2009, we had 414 company-operated retail and outlet stores in leased premises in 26 countries. We had 176 stores in the Americas region, 153 stores in the Europe region and 85 stores in the Asia Pacific region. As of February 28, 2010, we had 426 company-operated stores.

Legal Proceedings

In the ordinary course of business, we have various pending cases involving contractual matters, employee-related matters, distribution questions, product liability claims, trademark infringement and other matters. We do not believe there are any of these pending legal proceedings that will have a material impact on our financial condition, results of operations or cash flows.

DIRECTORS AND EXECUTIVE OFFICERS

The following provides information about our directors and executive officers as of June 15, 2010.

Name	Age	Position

Richard L. Kauffman(2)(3)	55	Chairman of the Board of Directors
R. John Anderson	58	Director, President and Chief Executive Officer
Robert D. Haas(1)(2)(4)	67	Director, Chairman Emeritus
Vanessa J. Castagna(1)(4)	60	Director
Robert A. Eckert	55	Director
Peter A. Georgescu(3)(4)	70	Director
Peter E. Haas Jr.(1)(4)	62	Director
Leon J. Level(2)(3)	69	Director
Stephen C. Neal(2)(4)	60	Director
Patricia Salas Pineda(1)(4)	58	Director
Beng (Aaron) Keong Boey	49	Senior Vice President and President, Levi Strauss Asia Pacific
Armin Broger	49	Senior Vice President and President, Levi Strauss Europe
Robert L. Hanson	47	Senior Vice President and President, Levi Strauss Americas
Blake Jorgensen	50	Executive Vice President and Chief Financial Officer
Jaime Cohen Szulc	47	Senior Vice President and Chief Marketing Officer

(1)	Member, Human Resources Committee.

(2)	Member, Finance Committee.

(3)	Member, Audit Committee.

(4)	Member, Nominating and Governance Committee.

Members of the Haas family are descendants of the family of our founder, Levi Strauss. Peter E. Haas Jr. is a cousin of Robert D. Haas.

Richard L. Kauffman, a director since October 2008, was Interim Chairman from December 2009, and became Chairman of the Board in February 2010. Mr. Kauffman most recently was the Chief Executive Officer and President of Good Energies, Inc. a global investment firm focusing on renewable energy and energy efficiencies, a position he held from 2006 to June 2010. Previously, Mr. Kauffman was a Managing Director of Goldman Sachs, where he also held positions as the chairman of the Global Financing Group and a member of the firm’s Partnership Committee, Commitments Committee and Investment Banking Division Operating Committee. Before joining Goldman Sachs in 2004, he was a vice chairman of Morgan Stanley’s Institutional Securities Business and co-head of its Banking Department and, prior to that, vice chairman and a member of the European Executive Committee of Morgan Stanley International since 1993. Mr. Kauffman sits on the boards of several nonprofit organizations, including The Brookings Institution.

R. John Anderson, our President and Chief Executive Officer since November 2006, previously served as Executive Vice President and Chief Operating Officer since July 2006, President of our Global Supply Chain Organization since 2004 and Senior Vice President and President of our Asia Pacific region since 1998. He joined us in 1979. Mr. Anderson served as General Manager of Levi Strauss Canada and as President of Levi Strauss Canada and Latin America from 1996 to 1998. He has held a series of merchandising positions with us in Europe and the United States, including Vice President, Merchandising and Product Development for the Levi’s brand in 1995. Mr. Anderson also served as interim President of Levi Strauss Europe from 2003 to 2004.

Robert D. Haas, a director since 1980, was named Chairman Emeritus in February 2008. He served as Chairman of our Board from 1989 until February 2008. Mr. Haas joined us in 1973 and served in a variety of marketing, planning and operating positions including serving as our Chief Executive Officer from 1984 to 1999.

Vanessa J. Castagna, a director since 2007, led Mervyns LLC department stores as its executive chairwoman of the board from 2005 until early 2007. Prior to Mervyns LLC, Ms. Castagna served as chairman and chief executive officer of JC Penney Stores, Catalog and Internet from 2002 through 2004. She joined JC Penney in 1999 as chief operating officer, and was both president and Chief Operating Officer of JC Penney Stores, Catalog and Internet in 2001. Ms. Castagna is currently a director of SpeedFC and Carter’s Inc.

Robert A. Eckert, a director since May 10, 2010, is currently Chairman of the Board and Chief Executive Officer of Mattel, Inc., a position he has held since May 2000. He previously worked for Kraft Foods, Inc. for 23 years, most recently as President and Chief Executive Officer from October 1997 until May 2000. From 1995 to 1997, Mr. Eckert was Group Vice President of Kraft Foods, Inc., and from 1993 to 1995, Mr. Eckert was President of the Oscar Mayer foods division of Kraft Foods, Inc. In addition to his membership on the Board of Mattel, Mr. Eckert is currently a director of McDonald’s Corporation.

Peter A. Georgescu, a director since 2000, is Chairman Emeritus of Young & Rubicam Inc., a global advertising agency. Prior to his retirement in 2000, Mr. Georgescu served as Chairman and Chief Executive Officer of Young & Rubicam since 1993 and, prior to that, as President of Y&R Inc. from 1990 to 1993, Y&R Advertising from 1986 to 1990 and President of its Young & Rubicam international division from 1982 to 1986. Mr. Georgescu is currently a director of International Flavors & Fragrances Inc.

Peter E. Haas Jr., a director since 1985, is a director or trustee of each of the Levi Strauss Foundation, Red Tab Foundation, Joanne and Peter Haas Jr. Fund, Walter and Elise Haas Fund, the Novato Youth Center Honorary Board and the San Francisco Foundation. Mr. Haas was one of our managers from 1972 to 1989. He was Director of Product Integrity of The Jeans Company, one of our former operating units, from 1984 to 1989. He served as Director of Materials Management for Levi Strauss USA in 1982 and Vice President and General Manager in the Menswear Division in 1980.

Leon J. Level, a director since 2005, is a former Chief Financial Officer and director of Computer Sciences Corporation, a leading global information technology services company. Mr. Level held ascending and varied financial management and executive positions at Computer Sciences Corporation from 1989 to 2006 and previously at Unisys Corporation (Corporate Vice President, Treasurer and Chairman of Unisys Finance Corporation), Burroughs Corporation (Vice President, Treasurer), The Bendix Corporation (Executive Director and Assistant Corporate Controller) and Deloitte, Haskins & Sells (now Deloitte & Touche). Mr. Level is also currently a director of UTi Worldwide Inc.

Stephen C. Neal, a director since 2007, is the chairman of the law firm Cooley LLP. He was also chief executive officer of the firm until January 2008. In addition to his extensive experience as a trial lawyer on a broad range of corporate issues, Mr. Neal has represented and advised numerous boards of directors, special committees of boards and individual directors on corporate governance and other legal matters. Prior to joining Cooley LLP in 1995 and becoming CEO in 2001, Mr. Neal was a partner of the law firm Kirkland & Ellis.

Patricia Salas Pineda, a director since 1991, is currently Group Vice President, National Philanthropy and the Toyota USA Foundation for Toyota Motor North America, Inc., an affiliate of one of the world’s largest automotive firms. Ms. Pineda joined Toyota Motor North America, Inc. in September 2004 as Group Vice President of Corporate Communications and General Counsel. Prior to that, Ms. Pineda was Vice President of Legal, Human Resources and Government Relations and Corporate Secretary of New United Motor Manufacturing, Inc. with which she was associated since 1984. She is currently a director of the Congressional Hispanic Caucus Institute and a member of the board of advisors of Catalyst.

Beng (Aaron) Keong Boey became Senior Vice President and President, Levi Strauss Asia Pacific in February 2009 after serving as interim president since October 2008. Previously, Mr. Boey was Regional Managing Director in our Asia Pacific business from 2005. Prior to joining LS&Co., Mr. Boey was Regional Managing Director for Jacuzzi, Inc. from 2003 until he joined us.

Armin Broger joined us as Senior Vice President and President, Levi Strauss Europe in 2007. Prior to joining us, Mr. Broger was Chief Executive Officer for the European business of 7 For All Mankind, a jeans marketer, from 2004 to 2006. From 2000 to 2004, he was the Chief Operating Officer in Europe of Tommy Hilfiger, an apparel marketer. Mr. Broger has also held positions with Diesel, The Walt Disney Company and Bain & Company.

Robert L. Hanson is our Senior Vice President and President of Levi Strauss Americas. He became president of the North America business in 2006. Previously, Mr. Hanson was President and Commercial General Manager of the U.S. Levi’s® brand and U.S. Supply Chain Services since 2005, and President and General Manager of the U.S. Levi’s® brand since 2001. Mr. Hanson was President of the Levi’s® brand in Europe from 1998 to 2000. He began his career with us in 1988, holding executive-level advertising, marketing and business development positions in both the Levi’s® and Dockers® brands in the United States before taking his first position in Europe.

Blake Jorgensen, joined us as Executive Vice President and Chief Financial Officer in July 2009. Prior to joining us, Mr. Jorgensen was Chief Financial Officer of Yahoo! Inc., an internet services company from June 2007 to June 2009. Prior to joining Yahoo!, Mr. Jorgensen was the Chief Operating Officer and Co-Director of Investment Banking at Thomas Weisel Partners, which he co-founded in 1998. From December 1998 to January 2002, Mr. Jorgensen served as a Partner and Director of Private Placement at Thomas Weisel Partners. From December 1996 to September 1998, Mr. Jorgensen was a Managing Director and Chief of Staff for the CEO and Executive Committee of Montgomery Securities and a Principal in the Corporate Finance Department of Montgomery Securities. Previously, Mr. Jorgensen worked as a management consultant at MAC Group/Gemini Consulting and Marakon Associates.

Jaime Cohen Szulc joined us as Chief Marketing Officer in August 2009. He was previously employed by the Eastman Kodak Company in a variety of roles starting in 1998, including Managing Director, Global Customer Operations and Chief Operating Officer for the Consumer Digital Group; Chairman, Eastman Kodak S.A., General Manager of the Consumer Digital, Film and Photofinishing Groups, and Corporate Vice President, EAME Region; and General Manager, Consumer and Professional Imaging and Digital and Film Imaging Systems divisions, and Corporate Vice President, Americas Region.

DIRECTOR COMPENSATION

The following table provides compensation information for our directors who were not employees in fiscal 2009:

	Fees Earned
	or Paid in	Stock	All Other
Name	Cash	Awards(1)	Compensation	Total

T. Gary Rogers(2)	$202,500	$208,532	$60,659	$471,691
Robert D. Haas(3)	100,000	100,504	217,366	417,870
Vanessa J. Castagna	100,000	117,580	—	217,580
Martin Coles(4)	83,334	68,789	—	152,123
Peter A. Georgescu(5)	110,000	98,554	—	208,554
Peter E. Haas, Jr.	100,000	98,554	—	198,554
Richard Kauffman	107,500	94,415	—	201,915
Leon J. Level	120,000	98,554	—	218,554
Stephen C. Neal(6)	100,000	117,580	—	217,580
Patricia Salas Pineda(7)	120,000	98,554	—	218,554

(1)	These amounts, from RSUs granted under the EIP in and prior to 2009, reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended November 29, 2009. The amounts are calculated using the same valuation methodology used for financial reporting purposes and as such do not reflect the amount of compensation actually received by the director during the fiscal year. For a description of the assumptions used in the calculation of this amount for the fiscal year ended November 29, 2009, see Notes 1 and 11 of the audited consolidated financial statements included elsewhere in this prospectus. Because dividend equivalents that are issued to RSU holders upon the payment of a dividend by the Company are not expensed in the same manner as the initial RSU grant on which the dividend equivalent is based, dividend equivalents are not reflected in these amounts. The amounts shown here reflect all other RSUs granted to the director, regardless of whether such RSU has vested and been converted to a voting trust certificate representing shares of common stock. In 2009, the following issuance and vesting activities took place with respect to our directors: Mr. Rogers was issued 7,988 RSUs, 145 of which were issued as dividend equivalents, and 1,856 of his RSUs vested and were converted to a voting trust certificate representing those shares of common stock. Ms. Castagna, Mr. P.E. Haas, Mr. Level and Mr. Neal were each issued 4,005 RSUs, 83 of which were issued as dividend equivalents, and 784 of their respective RSUs vested and were converted to a voting trust certificate representing those shares of common stock. Mr. Coles was issued 5,643 RSUs, 37 of which were issued as dividend equivalents. Mr. Georgescu was issued 4,005 RSUs, 83 of which were issued as dividend equivalents. Mr. R.D. Haas was issued 3,972 RSUs, 50 of which were issued as dividend equivalents. Mr. Kauffman was issued 7,018 RSUs, 66 of which were issued as dividend equivalents. Ms. Pineda was issued 4,005 RSUs, 83 of which were issued as dividend equivalents.

(2)	Includes administrative support services valued at $42,266 and use of an office valued at $18,393, for his services as Chairman. Mr. Rogers retired from the Board on December 3, 2009, following the 2009 fiscal year.

(3)	Includes administrative support services valued at $169,064, a leased car at a value of $23,136, use of an office valued at $19,214, parking, and home security coverage for his services as Chairman Emeritus.

(4)	Mr. Coles resigned from the Board on January 11, 2010, following the 2009 fiscal year.

(5)	Per agreement with Mr. Georgescu, his spouse’s travel expenses are paid by LS&Co. when she accompanies Mr. Georgescu when he travels to LS&Co. Board meetings.

(6)	Mr. Neal elected to defer $75,000 under the Deferred Compensation Plan.

(7)	Ms. Pineda elected to defer $22,500 under the Deferred Compensation Plan.

T. Gary Rogers became Chairman of the Board on February 8, 2008. In connection with that role, he was entitled to receive an annual retainer in the amount of $200,000, 50% of which was to be paid in cash and 50% of which was to be paid in the form of restricted stock units (“RSUs”). In addition, he received an office and related administrative support. Mr. Rogers received an initial grant of 833 RSUs. In addition, Mr. Rogers was eligible to receive the non-employee director cash compensation as described below. Mr. Rogers retired from the Board on December 3, 2009.

Robert D. Haas was Chairman of the Board prior to February 8, 2008. He has continued to serve as a director and is entitled to be Chairman Emeritus of the Board until 2018. In his role as Chairman Emeritus, we provide Mr. Haas an office, related administrative support, a leased car with driver and home security services.

Each non-employee director, including Mr. Rogers, received compensation in 2009 consisting of an annual cash retainer fee of $100,000 and, if applicable, committee chairperson retainer fees ($20,000 for the Audit Committee and the Human Resources Committee, and $10,000 for the Finance Committee and the Nominating and Governance Committee).

Each non-employee director, excluding Mr. Rogers, also received an annual equity award in the amount of 3,922 RSUs in 2009. Mr. Rogers, in his role as Chairman, received an annual award of 7,843 RSUs. All directors who held RSUs as of April 27, 2009, including Mr. Rogers, received additional RSUs as a dividend equivalent under the terms of the EIP. All dividend equivalents will be subject to all the terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

RSUs are granted under the Company’s 2006 EIP. RSUs are units, representing beneficial ownership interests, corresponding in number and value to a specified number of underlying shares of stock. Currently, RSUs have only been granted to our Board members. The RSUs vest in three equal installments after thirteen, twenty-four and thirty-six months following the grant date. After the recipient of the RSU has held the shares for six months, he or she may require the Company to repurchase, or the Company may require the participant to sell to the Company, those shares of common stock. If the director’s service terminates for reason other than cause after the first, but prior to full vesting, then any unvested portion of the award will fully vest as of the date of such termination. The 2007 RSU grant included a deferral delivery feature, under which the directors will not receive the vested awards until six months following the cessation of service on the Board. The value of the RSUs is tracked against the Company’s share prices, established by the independent share valuation process.

In 2007, the Board approved stock ownership guidelines for our non-employee Board members consistent with governance practices of similarly-situated companies. The ownership target is $300,000 worth of equity ownership, to be achieved within five years. Therefore, RSUs were granted under the EIP, rather than other available forms of equity compensation, in order to provide the directors with immediate stock ownership to facilitate achievement of the ownership guidelines.

Directors are covered under travel accident insurance while on Company business, as are all employees, and the non-employee directors are eligible to participate in the provisions of the Deferred Compensation Plan for Executives and Outside Directors that apply to directors. In 2009, Mr. Neal and Ms. Pineda participated in this Deferred Compensation Plan.

Compensation Committee Interlocks and Insider Participation

The Human Resources Committee serves as the compensation committee of our board of directors. Its members are Ms. Pineda (Chair), Ms. Castagna, Mr. P.E. Haas Jr. and Mr. R.D. Haas. In 2009, no member of the Human Resources Committee was a current officer or employee, or former officer, of ours. In addition, there are no compensation committee interlocks between us and other entities involving our executive officers and our Board members who serve as executive officers of those other entities.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

LS&Co.’s compensation policies and programs are designed to support the achievement of our strategic business plans by attracting, retaining and motivating exceptional talent. Our ability to compete effectively in the marketplace depends on the knowledge, capabilities and integrity of our leaders. Our compensation programs help create a high-performance, outcome-driven and principled culture by holding leaders accountable for delivering results, developing our employees and exemplifying our core values of empathy, originality, integrity and courage.

The Human Resources Committee of the Board of Directors (the “HR Committee”) is responsible for fulfilling the Board’s obligation to oversee executive compensation practices at LS&Co. Each year, the HR Committee conducts a review of LS&Co.’s compensation and benefits programs to ensure that the programs are aligned with the Company’s business strategies, the competitive practices of our peer companies and our stockholders’ interests.

Compensation Philosophy and Objectives

LS&Co.’s executive compensation philosophy focuses on the following key goals:

•	Attract, motivate and retain high performing talent in an extremely competitive marketplace

•	Our ability to achieve our strategic business plans and compete effectively in the marketplace is based on our ability to attract, motivate and retain exceptional leadership talent in a highly competitive talent market.

•	Deliver competitive compensation for competitive results

•	The Company provides competitive total compensation opportunities that are intended to attract, motivate and retain a highly capable and results-driven executive team, with the majority of compensation based on the achievements of performance results.

•	Align the interests of our executives with those of our stockholders

•	LS&Co. programs offer compensation incentives designed to motivate executives to enhance total stockholder return. These programs align certain elements of compensation with our achievement of corporate growth objectives (including defined financial targets and increases in stockholder value) as well as individual performance.

Policies and Practices for Establishing Compensation Packages

Establishing the elements of compensation

The HR Committee establishes the elements of compensation for our named executive officers after an extensive review of market data on the executives from the peer group described below. The HR Committee reviews each element of compensation independently and in the aggregate to determine the right mix of elements, and associated amounts, for each named executive officer.

A consistent approach is used for all named executive officers when setting each compensation element. However, the HR Committee, and the Board for the CEO, maintains flexibility to exercise its independent judgment in how it applies the standard approach to each executive, taking into account unique considerations existing at an executive’s time of hire, or the current and future estimated value of previously granted long-term incentives relative to individual performance.

Competitive peer group

In determining the design and the amount of each element of compensation, the HR Committee conducts a thorough annual review of competitive market information. In 2009, the HR Committee referenced data provided by Hewitt Associates concerning 31 peer companies in the consumer products, apparel and retail industry segments. The HR Committee also referenced data from the Apparel Industry & Footwear Compensation Survey published by Salary.com for commercial positions. The peer group is representative of the types of companies LS&Co. competes with for executive talent, which is the primary consideration for inclusion in the peer group. Revenue size and other financial measures, such as cash flow and profit margin, are secondary considerations in selecting the peer companies.

The peer group used in establishing our named executive officers’ 2009 compensation packages was:

Company Name

Abercrombie & Fitch Co.	LVMH Moët Hennessy Louis Vuitton Inc
Alberto-Culver Company	Mattel, Inc.
AnnTaylor Stores Corporation	The Neiman-Marcus Group, Inc.
Avon Products, Inc.	NIKE, Inc.
The Bon-Ton Stores, Inc.	Nordstrom, Inc.
Charming Shoppes, Inc.	Pacific Sunwear of California, Inc.
The Clorox Company	J.C. Penney Company, Inc.
Colgate-Palmolive Company	Phillips-Van Heusen Corporation
Eddie Bauer Holdings, Inc.	Retail Ventures, Inc.
The Gap, Inc.	Revlon Inc.
General Mills, Inc.	Sara Lee Corporation
Hasbro, Inc.	The Timberland Company
Kellogg Company	Whirlpool Corporation
Kimberly-Clark Corporation	Williams-Sonoma, Inc.
Kohl’s Corporation	Yum! Brands Inc.
Limited Brands, Inc.

Establishing compensation for named executive officers other than the CEO

The HR Committee has established guidelines calling for annual cash compensation (base salary and target annual incentive bonus) levels of our named executive officers to be set near the median (50th percentile) of the peer companies, near the 75th percentile for long-term incentives and between the 50th — 75th percentiles for total compensation. These relative levels serve as a general guideline for compensation decisions and are consistent with our philosophy of deemphasizing annual cash compensation and focusing more heavily on long-term compensation.

The HR Committee approves all compensation decisions affecting the named executive officers (other than the CEO) based on recommendations provided by the CEO. The CEO conducts an annual performance review of each member of the executive leadership team against his or her annual objectives and reviews the relevant peer group data provided by the Human Resources staff. The CEO then develops a recommended compensation package for each executive. The HR Committee reviews the recommendations with the CEO and the Chairman, seeks advice from its consultant Hewitt Associates and approves or adjusts the recommendations as it deems appropriate. The HR Committee then reports on its decisions to the full Board.

Ms. Manes served as the Company’s Interim Chief Financial Officer, until July 2009 when Blake Jorgensen joined the Company as the new Chief Financial Officer, while also continuing in her role as Vice President, Controller. As such, the compensation guidelines and procedures established for our named executive officers as described here did not apply to her during the interim period. Her compensation continues to be managed in a manner consistent with the guidelines for all other vice president and director level employees.

Establishing the CEO compensation package

At the completion of each year, the Nominating and Governance Committee (the “N&G Committee”) assesses the CEO’s performance against annual objectives that were established jointly by the CEO and the N&G Committee at the beginning of that year. The N&G Committee takes into consideration feedback gathered from Board members and the direct reports to the CEO, in addition to the financial and operating results of the Company for the year, and submits its performance assessment to the HR Committee. The HR Committee then reviews the performance assessment and peer group data in its deliberations. During this decision-making process, the HR Committee consults with Hewitt Associates, which informs the HR Committee of market trends and conditions, comments on market data relative to the CEO’s current compensation, and provides perspective on other company CEO compensation practices. Based on all of these inputs, in addition to the same guidelines used for setting annual cash, long-term and total compensation for the other named executives, described above, the HR Committee prepares a recommendation to the full Board on all elements of the CEO compensation. The full Board then considers the HR Committee’s recommendation and approves the final compensation package for the CEO.

Role of executives and third parties in compensation decisions

In 2009, Hewitt Associates acted as the HR Committee’s independent consultant and, as such, advised the HR Committee on industry standards and competitive compensation practices, as well as on the Company’s specific executive compensation practices. In 2009, Hewitt Associates also contracted separately with the Company to provide consulting services relating to the strategic transformation of the human resources function.

Executive officers may influence the compensation package developed by the Board for the CEO by providing input on the CEO’s performance in the past year. The CEO influences the compensation packages for each of the other named executive officers through his recommendations made to the HR Committee.

Elements of Compensation

The primary elements of compensation for our named executive officers are:

•	Base Salary

•	Annual Incentive Awards

•	Long-Term Incentive Awards

•	Retirement Savings and Insurance Benefits

•	Perquisites

Base Salary

The objective of base salary is to provide fixed compensation that reflects what the market pays to individuals in similar roles with comparable experience and performance. The HR Committee targets base salaries for each position near the median (50th percentile) of the peer group. However, the peer group data serves as a general guideline only and the HR Committee, and for the CEO, the Board, retains the authority to exercise its independent judgment in establishing the base salary levels for each individual. Therefore, the final salary may not be at the median of the peer group. Merit increases for the named executive officers are considered by the HR Committee on an annual basis and are based on the executive’s individual performance against planned objectives and his or her base salary relative to the median of that paid to similar executives by the peer group. Due to economic and business challenges, no merit increases were awarded to the named executive officers for the 2009 fiscal year. However, Ms. Manes received a salary increase for the period she was in the interim CFO role.

Annual Incentive Plan

Our Annual Incentive Plan (“AIP”) provides the named executive officers, and other eligible employees, an opportunity to share in the success that they help create. The AIP encourages the achievement of our internal annual business goals and rewards Company, business unit and individual performance against those annual objectives.

The alignment of AIP with our internal annual business goals is intended to motivate all participants to achieve and exceed our annual performance objectives.

Performance measures

Our priorities for 2009 were to strengthen our business in a challenging global economy and position the Company to return to long-term profitable growth. Our 2009 AIP goals were aligned with these key priorities through three performance measures:

•	Earnings before interest and taxes (“EBIT”), a non-GAAP measure that is determined by deducting from operating income, as determined under generally accepted accounting principles in the United States (“GAAP”), the following: restructuring expense, net curtailment gains from our post retirement medical plan in the United States and pension plans worldwide, and certain management-defined unusual, non-recurring SG&A expense/income items,

•	Days in working capital, a non-GAAP measure defined as the average days in net trade receivables, plus the average days in inventories, minus the average days in accounts payable, where averages are calculated based on ending balances over the past thirteen months, and

•	Net revenues as determined under GAAP.

We use these measures because we believe they are key drivers in increasing stockholder value and because every AIP participant can impact them in some way. EBIT and days in working capital are used as indicators of our earnings and operating cash flow performance, and net revenue is used as an indicator of our growth. These measures may change from time to time based on business priorities. The HR Committee approves the goals for each measure and the respective funding scale at the beginning of each year to incent the executive team and all employee participants to strive and perform at a high level to meet the goals. The reward for meeting the AIP goals is set by the HR Committee and, in recent years, it has ranged from 100% to 80% of the employee target. If goal levels are not met, but performance reaches minimum thresholds, participants may receive partial payouts to recognize their efforts that contributed to Company performance.

Funding the AIP pool

The AIP funding, or the amount of money made available in the AIP pool at the end of the year, is dependent on how actual performance compares to the goals. Actual performance is measured after eliminating any variance introduced by foreign currency movements and other adjustments determined to be appropriate by management based on business circumstances. The three measures of EBIT, days in working capital and net revenue worked together as follows to determine AIP funding.

•	At the beginning of 2009, when the goals for the three measures were being established, the Company considered the potential impact of the global economic challenges, anticipated to continue through 2009. These challenges were reflected in the 2009 annual business goals. As a result, the 2009 AIP funding was set at a level where the payout under the AIP would be at a rate of only 80% of the employee target if the EBIT, working capital and net revenue goals were fully achieved.

•	Actual EBIT performance compared to our EBIT goals determines initial EBIT AIP funding.

•	Actual days in working capital performance compared to our days in working capital goals results in a working capital modifier, which increases or decreases the initial EBIT AIP funding.

•	Actual net revenue performance compared to our net revenue goals determines Net Revenue AIP funding. To ensure that any incremental net revenue meets profitability goals, actual EBIT must meet or exceed our EBIT goals in order for net revenue funding to be in excess of 100%.

•	EBIT funding and Net Revenue funding are multiplied by the respective incentive pool funding weight and are totaled to determine the AIP funding.

There are multiple AIP pools reflecting the multiplicity of our businesses and geographic segments. In 2009, for most employees, the AIP funding was based on a mix of their respective business unit’s performance and the performance of the next higher organizational level. Therefore, the final AIP funding for employees in a business unit was the resulting weighted sum of this mix. The intention is to tie individual rewards to the local business unit that the employee most directly impacts and to reinforce the message that the same efforts and results have an impact on the larger organization. For example, in 2009 the funding for an employee in one of our European countries was based on a mixture of the performance of our business in that country and the overall European region’s business performance. Likewise, the funding for employees in our European region headquarters was based on the mixture of total regional performance and total Company performance. For corporate staff, employees in such departments as Finance, Human Resources and Legal who provide support to the entire Company, the funding was based entirely on total Company performance.

The AIP funding for our named executive officers in 2009 was based on the following: For our CEO and CFO, the AIP funding was fully based on total Company performance. For our three regional presidents who are named executive officers, the AIP funding was based 50% on total Company and 50% on their respective region’s performance.

The table below shows the goals for each of our three performance measures and the actual 2009 funding levels reflecting the total Company or blended 50/50 total Company/Region performance, as appropriate for each named executive officer:

		Days in
		Working		Actual AIP
	EBIT	Capital	Net Revenue	Funding
	Goal	Goal	Goal	Level*
	(Dollars in millions)

Total Company	$400	84	$4,000	97.0%
Americas	330	82	2,300	102.0%
Europe	190	104	1,014	78.0%
Asia Pacific	97	57	736	70.0%

*	The funding results exclude the impacts of foreign currency exchange rate fluctuations on our business results.

At the close of the fiscal year, the HR Committee reviews and approves the final AIP funding levels based on the level of attainment of the designated financial measures at the local, regional and total Company levels. AIP funding can range from 0% to a maximum of 175% of the target AIP pool.

Determining named executives’ AIP targets and actual award amounts

The AIP targets for the named executive officers are a specific dollar amount based on a defined percentage of the executive’s base salary, called the AIP participation rate. The AIP participation rate is typically based on the executive’s position and peer group practices.

In determining each executive’s actual AIP award in any given year, the HR Committee or, with respect to the CEO, the Board, considers the AIP target, the individual’s performance and the AIP funding for the respective business unit of the respective executive. Because the sum of all actual payments for any given region or business unit cannot exceed the amount of the AIP funding pool for that unit, the individual awards reflect both performance against individual objectives and relative performance against the balance of employees being paid out of that pool. Executives, like all employees, must be employed on the date of payment to receive payment, except in the cases of layoff, retirement, disability or death. The AIP awards for all employee participants are made in the same manner, except that the employees’ managers determine the individual awards.

Although the AIP participation rates of the named executive officers are targeted at the median (50th percentile) of that established by the peer group, an executive’s actual award is not formulaic. Like all employees, the actual AIP award is based on the assessment of the executive’s performance against his or her annual objectives and performance relative to his or her peers, in addition to the AIP funding. Both business and individual annual objectives are taken into account in determining the actual award payments to our named executive officers. Individual annual objectives include non-financial goals which are not stated in quantitative terms, and a particular weighting is not assigned to any one of these individual goals. The non-financial objectives are not established in terms of how difficult or easy they are to attain; rather, they are taken into account in assessing the overall quality of the individual’s performance. The target AIP participation rates, target amounts, actual award payments and actual award payment as a percentage of each named executive officer’s target payment were as follows:

	2009 AIP	2009 Target	2009 AIP Actual	Payment as %
Name	Participation Rate	Amount	Award Payment	of Target

John Anderson	110%	$1,402,500	$1,600,000	114%
Blake Jorgensen(1)	75%	487,500	472,875	97%
Armin Broger(2)	65%	723,907	217,172	30%
Robert Hanson	70%	499,800	674,730	135%
Aaron Boey(3)	60%	305,765	183,459	60%
Heidi Manes(4)	50%	279,167	270,792	97%

(1)	Mr. Jorgensen’s AIP target assumes full-year employment, based on the terms of his employment agreement.

(2)	Mr. Broger is paid in Euros. For purposes of the table, this amount was converted into U.S. Dollars using an exchange rate of 1.4914, which was the average exchange rate for the last month of the 2009 fiscal year.

(3)	Mr. Boey is paid in Singapore Dollars (SGD). For purposes of the table, this amount was converted into U.S. Dollars using an exchange rate of 1.3893, which was the average exchange rate for the last month of the 2009 fiscal year.

(4)	For the purposes of calculating Ms. Manes’ AIP target amount, her base salary includes the monthly cash bonuses paid to her in recognition for her serving as the interim CFO for the duration of the interim assignment.

Long-Term Incentives

The HR Committee believes a large part of an executive’s compensation should be linked to long-term stockholder value creation as an incentive for sustained, profitable growth. Therefore, our long-term incentives for our named executive officers are in the form of equity awards and provide reward opportunities competitive with those offered by companies in the peer group for similar jobs. The HR Committee targets long-term incentive award opportunities for our named executive officers near the 75th percentile of the peer group, although the HR Committee, and for the CEO, the Board, retains the authority to exercise its independent judgment in establishing the long-term incentive award levels for each individual. Should we deliver against our long-term goals, the long-term equity incentive awards become a significant portion of the total compensation of each named executive officer. For more information on the 2009 long-term equity grants, see the 2009 Grants of Plan-Based Awards table.

The Company’s common stock is not listed on any stock exchange. Accordingly, the price of a share of our common stock for all purposes, including determining the value of equity awards, is established by the Board based on an independent third-party valuation. The valuation process is typically conducted two times a year, with interim valuations occurring from time to time based on stockholder and Company needs. Please see “Stock-Based Compensation” under Note 1 to our audited consolidated financial statements included in this prospectus for more information about the valuation process.

Equity Incentive Plan

Our omnibus 2006 Equity Incentive Plan (“EIP”) enables our HR Committee to select from a variety of stock awards in defining long-term incentives for our management, including stock options, restricted stock and restricted stock units, and stock appreciation rights (“SARs”). The EIP permits the grant of performance awards in the form of equity or cash. Stock awards and performance awards may be granted to employees, including named executive officers, non-employee directors and consultants.

To date, SARs have been the only form of equity granted to our named executive officers under the EIP, with the exception of Ms. Manes. SARs are typically granted annually with four-year vesting periods and exercise periods of up to ten years. (See the table entitled “Outstanding Equity Awards at 2009 Fiscal Year-End” for details concerning the SARs’ vesting schedule.) The HR Committee chose to grant SARs rather than other available forms of equity compensation to allow the Company the flexibility to grant SARs that may be settled in either stock or cash. The terms of the SAR grants made to our named executive officers to-date provide for stock settlement only.

When a SAR is exercised and settled in stock, the shares issued are subject to the terms of the Stockholders’ Agreement and the Voting Trust Agreement, including restrictions on voting rights and transfer. After the participant has held the shares issued under the EIP for six months, he or she may require the Company to repurchase, or the Company may require the participant to sell to the Company, those shares of common stock. The Company’s obligations under the EIP are subject to certain restrictive covenants in our various debt agreements (See Note 6 to our audited consolidated financial statements included in this prospectus for more details).

Ms. Manes served as a named executive officer on an interim basis until July 2009. As such, she is ineligible to receive a SAR grant. However, Ms. Manes does participate in the cash-based long-term incentive plans that are in place for all vice president and director level employees. The Total Shareholder Return Plan (“TSRP”) under our EIP is similar to a stock appreciation rights plan in that awards are based on the amount of stock price increase. The Long-Term Incentive Plan (“LTIP”) is based on performance against the Company’s 3-year internal goals. Awards under both plans vest automatically at the end of their respective 3-year performance periods and payments are made in cash.

Long-term incentive grant practices

LS&Co. does not have any program, plan, or practice to time equity grants to take advantage of the release of material, non-public information. Equity grants are made in connection with compensation decisions made by the HR Committee and the timing of the independent share valuation process, and are made under the terms of the governing plan.

Retirement Savings and Insurance Benefits

In order to provide a competitive total compensation package, LS&Co. offers a qualified 401(k) defined contribution retirement plan to its U.S. salaried employees through the Employee Savings and Investment Plan. We also offer a similar defined contribution retirement savings plan, called the Singapore Central Provident Fund, to our employees in Singapore. Executive officers participate in these plans on the same terms as other salaried employees. The ability of executive officers to participate fully in these plans is limited by local/national tax and other related legal requirements. Like many of the companies in the peer group, the Company offers a nonqualified supplement to the 401(k) plan, which is not subject to the IRS and ERISA limitations, through the Deferred Compensation Plan for Executives and Outside Directors. The Company also offers its executive officers the health and welfare insurance plans offered to all employees such as medical, dental, supplemental life, long-term disability and business travel insurance, consistent with the practices of the majority of the companies in the peer group.

In 2004, we froze our U.S. defined benefit pension plan and increased the Company match under the 401(k) plan. This change was made in recognition of an employment market that is characterized by career mobility, and traditional pension plan benefits are not portable. Of our named executive officers, Heidi Manes and Robert Hanson, have adequate years of service to be eligible for future benefits under the frozen U.S. defined benefit pension plan.

Defined contribution retirement plan

The Employee Savings and Investment Plan is a qualified 401(k) defined contribution savings plan that allows U.S. employees, including executive officers, to save for retirement on a pre-tax basis. The Company matches up to a certain level of employee contributions. In addition, the Company provides a profit-sharing contribution if we exceed our internal annual business plan goals. This enables employees to share in the Company’s success when we outperform our goals.

Deferred compensation plan

The Deferred Compensation Plan for Executives and Outside Directors is a nonqualified, unfunded tax effective savings plan provided to the named executive officers and other executives, and the outside directors.

Perquisites

LS&Co. believes perquisites are an element of competitive total rewards. The Company is highly selective in its use of perquisites, the total value of which is modest. The primary perquisite provided to the named executive officers is a flexible allowance to cover expenses such as auto-related expenses, financial and tax planning, legal assistance and excess medical costs.

Tax and Accounting Considerations

We have structured our compensation program to comply with Internal Revenue Code Section 409A. Because our common stock is not registered on any exchange, we are not subject to Section 162(m) of the Internal Revenue Code.

Severance and Change in Control Benefits

The Executive Severance Plan is meant to provide a reasonable and competitive level of financial transitional support to executives who are involuntarily terminated. If employment is involuntarily terminated by the Company due to reduction in force, layoff or position elimination, the executive is eligible for severance payments and benefits. Severance benefits are not payable upon a change in control if the executive is still employed by or offered a comparable position with the surviving entity.

Under the 2006 EIP, in the event of a change in control in which the surviving corporation does not assume or continue the outstanding SARs program or substitute similar awards for such outstanding SARs, the vesting schedule of all SARs held by executives that are still employed upon the change in control will be accelerated in full as of a date prior to the effective date of the transaction as the Board determines. This accelerated vesting structure is designed to encourage the executives to remain employed with the Company through the date of the change in control and to ensure that the equity incentives awarded to the executives are not eliminated by the surviving company.

Summary Compensation Data

The following table provides compensation information for (i) our chief executive officer, (ii) our current chief financial officer and our former interim chief financial officer, and (iii) three executive officers who were our most highly compensated officers and who were serving as executive officers as of the last day of the 2009 fiscal year.

						Change in
						Pension
						Value and
						Nonqualified
					Non-Equity	Deferred
Name and				Option	Incentive Plan	Compensation	All Other
Principal Position	Year	Salary	Bonus(2)	Awards(3)	Compensation(4)	Earnings(5)	Compensation(6)	Total

John Anderson	2009	$1,275,000	$—	$3,468,287	$1,600,000	$121,279	$1,295,424	$7,759,990
President and Chief	2008	1,270,192	—	2,868,398	561,000	—	1,211,550	5,911,140
Executive Officer	2007	1,250,000	—	2,298,664	1,031,250	36,341	2,166,438	6,782,693
Blake Jorgensen	2009	257,500	250,000	79,029	472,875	—	1,974	1,061,378
Chief Financial Officer
Armin Broger(1)	2009	1,113,703	—	475,536	217,172	—	676,991	2,483,402
Senior Vice President and	2008	950,837	—	357,386	216,315	—	401,951	1,926,489
President Levi Strauss Europe	2007	812,556	804,430	218,011	808,398	—	583,619	3,227,014
Robert Hanson	2009	714,000	—	919,025	674,730	—	113,580	2,421,335
Senior Vice President and	2008	711,846	—	766,801	249,900	12,234	111,359	1,852,140
President Levi Strauss Americas	2007	700,769	—	635,597	400,776	—	128,595	1,865,737
Aaron Boey(1)	2009	483,460	—	34,503	183,459	—	88,534	789,956
Senior Vice President and President Levi Strauss Asia
Heidi Manes	2009	307,061	—	—	270,792	—	323,534	901,387
Chief Financial Officer (Interim)	2008	282,048	—	—	171,188	—	122,412	575,648

(1)	Mr. Broger is paid in Euros. For purposes of the table, his 2009 payments were converted into U.S. Dollars using an exchange rate of 1.4914, for 2008, an exchange rate of 1.2733 and for 2007, an exchange rate of 1.4626.

Mr. Boey is paid in Singapore Dollars. For purposes of the table, his 2009 payments were converted into U.S. Dollars using an exchange rate of 1.3893.

These rates were the average exchange rates for the last month of the 2009, 2008 and 2007 fiscal years, respectively.

(2)	For Mr. Jorgensen, the 2009 amount reflects a sign-on bonus of $250,000, per his employment contract. For Mr. Broger, the 2007 amount reflects a sign-on bonus of $804,430 per his employment contract.

(3)	These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended November 29, 2009, November 30, 2008 and November 25, 2007 for awards granted under the EIP. The amounts are calculated using the same valuation methodology used for financial reporting purposes and as such, do not reflect the amount of compensation actually received by the named executive officer during the fiscal year. For a description of the assumptions used in the calculation of these amounts, see Notes 1 and 11 of the audited consolidated financial statements included elsewhere in this prospectus.

(4)	These amounts reflect the AIP awards made to the named executive officers.

For Mr. Broger, the 2007 amount reflects an AIP payment of $808,398 which was based on a guaranteed AIP target of 100%, per his employment contract, prorated for the number of months Mr. Broger was employed during the fiscal year.

(5)	For Mr. Anderson, the 2009 amount reflects the change in his Australian pension benefits value from November 30, 2008, to November 29, 2009.

For Ms. Manes and Mr. Hanson, the 2009 change in U.S. pension value is due solely to changes in actuarial assumptions used in determining the present value of the benefits. These assumptions, such as discount rates, age-rating and mortality assumptions, may vary from year-to-year. Effective November 28, 2004, we froze our U.S. pension plan for all salaried employees. Only positive changes in pension value have been reported.

For Mr. Broger, in 2008, the approach to providing a company-managed retirement plan, under the terms of his employment contract, was still in the process of being finalized at the time of reporting. It was assumed he would participate in the existing Dutch defined benefit plan, and therefore, an estimated change in pension value of $12,310 was reported in 2008. However, no actual contributions were made. In 2009, it was determined that Mr. Broger would participate in a deferred compensation/defined contribution plan, not the Dutch defined benefit plan. As a result, a plan was established and contributions retroactive to his hire date were deposited into the plan. These contributions are reflected under All Other Compensation for 2009.

For Mr. Hanson, in 2007 no positive change in pension value was reported because the value of the Home Office Pension Plan declined from the 2006 pension plan measurement date to the 2007 pension plan measurement date. The decline was due to the actuarial assumptions used to determine the present value of his benefits.

(6)	For Mr. Anderson, the 2009 amount reflects a payment of $1,000,000, the final installment of the total amount to assist with his relocation from Singapore to San Francisco, per his employment agreement, a company 401(k) match of $17,250, a 401(k) excess plan match of $80,058, a company match of $40,392 on deferred compensation, and an executive allowance of $39,325, $19,291 of which was toward the provision of a car and $15,000 of which was for legal, financial or other similar expenses. In addition, the amount reflects a payment of $60,914 for ongoing home leave benefits and $53,719 tax gross-up of those benefits, per his employment contract.

For Mr. Broger, the 2009 amount reflects items provided under his employment contract using the foreign exchange rates noted above. The 2009 amount reflects $14,203 for tax administration and legal fees, $63,534 as a housing allowance, $59,334 for children’s schooling, a car provided for Mr. Broger’s use valued at $35,943, $289,226 for the purchase of individual pension insurance, a company contribution of $41,318 to his retirement savings plan and a tax protection benefit of $173,434 based on his Netherlands tax rate.

For Mr. Hanson, the 2009 amount reflects a company 401(k) match of $17,250, an excess 401(k) plan match of $55,043, an executive allowance of $28,784, $23,750 of which was for legal, financial or other similar expenses, and a payment of $12,503 to reimburse the cost of cancelling a personal vacation due to company business needs.

For Mr. Boey, the 2009 amount reflects a payment of $30,890 which was a bonus for his interim assignment as president of the Asia Pacific Division. The amount also reflects an executive allowance of $15,475 and $31,234 toward the provision of a car. These amounts are based on the foreign exchange rates noted above.

For Ms. Manes, the 2009 amount reflects a bonus of $300,000 for her interim assignment as the Chief Financial Officer, a company 401(k) match of $11,500 and an executive allowance of $12,034.

2009 Grants of Plan-Based Awards

The following table provides information on awards under our 2009 Annual Incentive Plan and stock appreciation rights granted under the Equity Incentive Plan in 2009 to each of our named executive officers. The 2009 actual AIP awards for our named executive officers are disclosed in the Summary Compensation Table.

	Estimated Future Payouts
	Under Non-Equity
	Incentive Plan Awards				All Other Option Awards
					Number of
					Securities	Exercise or Base
					Underlying	Price of Option	Full Grant Date
Name	Grant Date	Threshold	Target	Maximum	Options(1)	Awards(2)	Fair Value(3)

John Anderson	2009	$—	$1,402,500	$2,805,000	$150,000	$24.75	$350,568
Blake Jorgensen	2009	—	487,500	975,000	82,264	25.50	79,029
Armin Broger	2009	—	723,907	1,447,814	14,763	24.75	34,503
Robert Hanson	2009	—	499,800	999,600	36,908	24.75	86,258
Aaron Boey	2009	—	305,765	611,530	14,763	24.75	34,503
Heidi Manes	2009	—	279,167	558,334	—	—	—

(1)	Reflects SARs granted in 2009 under the EIP.

(2)	The exercise price is based on the fair market value of the Company’s common stock as of the grant date established by the independent share valuation process.

(3)	These amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended November 29, 2009, for awards granted under the EIP.

Ms. Manes received a 2009 grant under the TSRP, the Company’s cash-settled stock appreciation rights plan, as detailed below. The plan has a 3-year vesting period and a mandatory cash-out at the end of the period, based on the amount the stock price has appreciated from the original grant date. Like the SARs, the share price is also determined by the Board based on the independent share valuation process.

		Number of
Name	Grant Date	TSRP Units	Strike Price(1)	Payment Date

Heidi Manes	2/5/2009	10,150	$24.75	Feb. 2012

(1)	The exercise price is based on the fair market value of the Company’s common stock as of the grant date established by the independent share valuation process.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table provides information on the current unexercised and unvested SAR holdings by the Company’s named executive officers as of November 29, 2009. The vesting schedule for each grant is shown following this table. Ms. Manes has not been granted any SARs.

	SAR Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying	SAR	SAR
	Unexercised SARs	Unexercised SARs	Exercise	Expiration
Name	Exercisable	Unexercisable(1)	Price(2)	Date

John Anderson	443,417	19,279	$42.00	12/31/2012
	72,599	51,856	68.00	8/1/2017
	—	150,000	24.75	2/5/2016
Blake Jorgensen	—	82,264	25.50	7/8/2016
Armin Broger	22,653	31,715	53.25	2/26/2013
	9,900	7,071	68.00	8/1/2017
	—	14,763	24.75	2/5/2016
Robert Hanson	121,940	5,302	42.00	12/31/2012
	18,150	12,964	68.00	8/1/2017
	—	36,908	24.75	2/5/2016
Aaron Boey	—	14,763	24.75	2/5/2016

(1)	SAR Vesting Schedule

Grant Date	Exercise Price	Vesting Schedule

7/13/2006	$42.00	1/24th monthly vesting beginning 1/1/08
2/8/2007	$52.25	1/24th monthly vesting beginning 2/8/08
2/26/2007	$53.25	1/24th monthly vesting beginning 2/26/09
8/1/2007	$68.00	25% vested on 7/31/08; monthly vesting over remaining 36 months
2/5/2009	$24.75	25% vested on 2/4/10; monthly vesting over remaining 36 months
7/8/2009	$25.50	25% vested on 7/7/10; monthly vesting over remaining 36 months

The named executive officers may only exercise vested SARs during certain times of the year under the terms of the EIP.

(2)	The SAR exercise prices reflect the fair market value of the Company’s common stock as of the grant date as established by the independent share valuation process. Upon the vesting and exercise of a SAR, the recipient will receive shares of common stock (or, during the period of time that the Voting Trust Agreement is effective, a voting trust certificate representing shares of common stock) in an amount equal to the product of (i) the excess of the per share fair market value of the Company’s common stock on the date of exercise over the exercise price, multiplied by (ii) the number of shares of common stock with respect to which the SAR is exercised.

EXECUTIVE RETIREMENT PLANS

Heidi Manes and Robert Hanson

Effective November 28, 2004, we froze our U.S. pension plan for all salaried employees. Of our named executive officers, Ms. Manes and Mr. Hanson have adequate years of service to be eligible for benefits under the frozen defined benefit pension plan. The normal retirement age is 65 with five years of service; early retirement age is 55 with 15 years of service. None of the named executive officers noted above are eligible for early retirement at this time. If they elect to receive their benefits before normal retirement age, the accrued benefit is reduced by an applicable factor based on the number of years before normal retirement. Benefits are 100% vested after five years of service, measured from the date of hire.

There are two components to this pension plan, the Home Office Pension Plan (“HOPP”), an IRS qualified defined benefit plan, which has specific compensation limits and rules under which it operates, and the Supplemental Benefits Restoration Plan (“SBRP”), a non-qualified defined benefit plan, that provides benefits in excess of the IRS limit.

The benefit formula under the HOPP is the following:

a) 2% of final average compensation (as defined below) multiplied by the participant’s years of benefit service (not in excess of 25 years), less

b) 2% of Social Security benefit multiplied by the participant’s years of benefit service (not in excess of 25 years), plus

c) 0.25% of final average compensation multiplied by the participant’s years of benefit service earned after completing 25 years of service.

Final average compensation is defined as the average compensation (comprised of base salary, commissions, bonuses, incentive compensation and overtime earned for the fiscal year) over the five consecutive plan years producing the highest average out of the ten consecutive plan years immediately preceding the earlier of the participant’s retirement date or termination date.

The benefit formula under the SBRP is the excess of (a) over (b):

a) Accrued benefit as described above for the qualified pension plan determined using non-qualified compensation and removing the application of maximum annuity amounts payable from qualified plans under Internal Revenue Code Section 415(b);

b) Actual accrued benefit from the qualified pension plan.

The valuation method and assumptions are as follows:

a) The values presented in the Pension Benefits table are based on certain actuarial assumptions as of November 29, 2009; see Notes 1 and 8 of the audited consolidated financial statements included elsewhere in this prospectus for more information.

b) The discount rate and post-retirement mortality utilized are based on information presented in the pension footnotes. No assumptions are included for early retirement, termination, death or disability prior to normal retirement at age 65.

c) Present values incorporate the normal form of payment of life annuity for single participants and 50% joint and survivor for married participants.

Pension Benefits

The following table provides information regarding executive retirement arrangements applicable to the named executive officers as of November 29, 2009.

			Present Value of
		Number of Years	Accumulated	Payments
		Credited Service as	Benefits as of	During Last
Name	Plan Name	of 11/29/2009	11/29/2009	Fiscal Year

Robert Hanson	U.S. Home Office Pension Plan (qualified plan)	16.8	$219,846	$—
	U.S. Supplemental Benefit Restoration Plan (non-qualified plan)	16.8	558,745	—

	Total		$778,591

Heidi Manes	U.S. Home Office Pension Plan (qualified plan)	2.3	$18,699	—

Non-Qualified Deferred Compensation

The Deferred Compensation Plan for Executives and Outside Directors (“Deferred Compensation Plan”) is a U.S. nonqualified, unfunded tax effective savings plan provided to the named executive officers, among other executives and the directors, as part of competitive compensation.

Participants may elect to defer all or a portion of their base salary and AIP payment and may elect an in-service and/or retirement distribution. Executive officers who defer salary or bonus under this plan are credited with market-based returns depending upon the investment choices made by the executive applicable to each deferral. The investment options under the plan, which closely mirror the options provided under our qualified 401(k) plan, include a number of mutual funds with varying risk and return profiles. Participants may change their investment choices as frequently as they desire, consistent with our 401(k) plan.

In addition, under the Deferred Compensation Plan, the Company provides a match on all deferrals, up to 10% of eligible compensation that cannot be provided under the qualified 401(k) plan due to IRS qualified plan compensation limits. The amounts in the table reflect non-qualified contributions over the 401(k) limit by the executive officers and the resulting Company match.

Armin Broger

Per Mr. Broger’s employment contract, we agreed to pay 12% of his gross base salary for pension/retirement savings purposes, the exact type of plan to be determined after his hire date. Part of that amount is paid directly to Mr. Broger in cash, so he may purchase individual pension insurance. The remaining portion is to be contributed to a company-managed retirement plan. In 2008, the approach to providing a company-managed retirement plan for Mr. Broger, under the terms of his employment contract, was in the process of being finalized at the time of reporting. It was assumed he would participate in the existing Dutch defined benefit plan, and therefore, an estimated defined benefit was reported in 2008. However, no actual contributions were made. In 2009, it was determined that Mr. Broger would participate in a deferred compensation/defined contribution plan, not the Dutch defined benefit plan. As a result, a plan was established and contributions retroactive to his hire date were deposited into the plan. These company contributions are deposited into an investment fund, on a pre-tax basis, twice per year by the company. No contributions are made by Mr. Broger. The funds become available at normal retirement age 65, and must be used to purchase a pension annuity.

Aaron Boey

Mr. Boey participates in the Singapore Central Provident Fund (CPF). The CPF, a type of deferred compensation/defined contribution plan, is a government-run social security program. Funds are contributed both by the employee and the employer and can be used for retirement, home ownership, healthcare expenses, a child’s tertiary education, investments and insurance.

The plan is funded by mandatory contributions by both the employer and employee. Rates of employee and employer contributions vary based on the employee’s age and a pre-set salary limit, currently SGD 4,500 per month. The rates vary from 5-20% of monthly salary for employee’s contributions and 5-14.5% for employer’s contributions. The yearly employer’s CPF contribution limit is currently SGD 11,099 as a result of the salary limit of SGD 4,500 per month for all employees.

Individuals may begin drawing down from this account starting from age 55 after setting aside the CPF Minimum Sum. The CPF Minimum Sum can be used to buy CPF LIFE, a lifelong annuity administered by the CPF Board. If the individual chooses to remain in the CPF Minimum Sum Scheme, the sum of money can also be used to purchase a private annuity from a participating insurance company, be placed with a participating bank, or left it in their own Retirement Accounts. If the individual chooses either CPF LIFE or to keep the money in their Retirement Accounts, they will receive monthly payments from the scheme they chose starting from their draw-down age (currently at age 62).

The table below reflects the 2009 contributions to the non-qualified Deferred Compensation Plans for the named executive officers that participate in the plans, as well as the earnings and balances under the plans.

					Aggregate
				Aggregate	Balance at
	Executive	Registrant	Aggregate	Withdrawals /	November 29,
Name	Contributions	Contributions	Earnings	Distributions	2009

John Anderson(1)	$645,304	$120,450	$513,326	$—	$2,340,486
	—	—	—	—	4,048,719 (2)
	—	—	—	—	992,234 (3)
Armin Broger	—	41,318	—	—	41,318
Robert Hanson(1)	73,390	55,043	34,665	(443,778)	471,180
Aaron Boey(4)	11,013	7,988	—	—	—

(1)	For Mr. Anderson and Mr. Hanson, these amounts reflect the 401(k) excess match contributions made by the Company and are reflected in the Summary Compensation Table under All Other Compensation.

(2)	While Mr. Anderson was the President of our Asia Pacific region, he participated in a Supplemental Executive Incentive Plan, an unfunded plan to which the Company contributed 20% of his base salary and annual bonus each year. The plan was frozen as of November 26, 2006, when he assumed the role of CEO and no further contributions were made. Upon Mr. Anderson’s termination, without cause, he will be paid out the balance of his accrued benefits in a lump sum. Mr. Anderson’s benefits under this plan are in Australian Dollars. For purposes of the table, these amounts were converted into U.S. Dollars using an exchange rate of 0.904, which was the average exchange rate for the last month of the 2007 fiscal year.

(3)	Mr. Anderson previously participated in the Levi Strauss Australia Staff Superannuation Plan that applied to all employees in Australia. Plan benefits are similar to a U.S. defined contribution plan benefit, which are based on both company and participant contributions. Employee accounts are tied to the investment market and therefore, may vary from year-to-year. Mr. Anderson ceased to be an active participant in that plan in 1998, and is accruing no further company contributions under the plan. Part of his benefit continues to vest over time. Full vesting of his benefit is achieved at age 60. For purposes of the table, these amounts were converted into U.S. Dollars using an exchange rate of 0.9195, which was the average exchange rate for the last month of the 2009 fiscal year.

(4)	The CPF is a government-managed program. As a result, we do not have access to information regarding Mr. Boey’s account activity.

Employment Contracts

Mr. Anderson.  We have an employment arrangement with Mr. Anderson effective November 27, 2006. The arrangement provides for a minimum base salary of $1,250,000. His base salary has since been adjusted, and may be further adjusted, by annual merit increases. Mr. Anderson is also eligible to participate in our AIP at a target participation rate of 110% of base salary.

Mr. Anderson also receives benefits to assist with the relocation of Mr. Anderson and his family from Singapore to San Francisco, California as follows: a one-time irrevocable gross payment of $5,800,000, of which $3,800,000 was paid in November 2006 and $1,000,000 was paid in each of January 2008 and January 2009, availability of a company-paid apartment and automobile while his family remained in Singapore; prior to their relocation, temporary housing in San Francisco upon his arrival and application of his Australian hypothetical tax rate on his 2006 Annual Incentive Plan and final 2006 Management Incentive Plan payments. Mr. Anderson also receives healthcare, life insurance, long-term savings program and relocation program benefits, as well as benefits under our various executive perquisite programs with an annual value of less than $30,000. Mr. Anderson continues to be eligible for ongoing home leave benefits. The portions of these benefits that were paid in 2007, 2008 and 2009 are reflected in the Summary Compensation Table.

In addition to the foregoing arrangements, Mr. Anderson was considered a global assignee during the period that he was employed with us in Singapore in 2006. Our approach for global assignee employees is to ensure that individuals working abroad are compensated as they would be if they were based in their home country, in this case Australia, by offsetting expenses related to a global assignment. This approach covers all areas that are affected by the assignment, including salary, cost of living, taxes, housing, benefits, savings, schooling and other miscellaneous expenses. Although Mr. Anderson was no longer formally considered a global assignee upon his assuming the President and Chief Executive Officer role at the beginning of 2007, his family’s relocation from Singapore to the United States occurred throughout the middle of 2007. Therefore, certain global assignee benefits were provided to Mr. Anderson during 2007 as he completed the transition.

Mr. Anderson’s employment is at-will and may be terminated by us or by Mr. Anderson at any time. Mr. Anderson does not receive any separate compensation for his services as a member of our board of directors.

Mr. Jorgensen.  We entered into an employment arrangement with Mr. Jorgensen, effective July 1, 2009. The employment arrangement with Mr. Jorgensen provides for an annual base salary of $650,000. Mr. Jorgensen is also eligible to participate in our AIP at a target participation rate of 75% of his base salary, and with a guaranteed 2009 award at a minimum of 50% of the target value. His 2009 AIP award assumes full-year employment, based on the terms of his employment agreement. He also received a one-time signing bonus of $250,000 which is subject to prorated repayment if his employment with the Company does not exceed twenty-four months under certain conditions. Mr. Jorgensen also receives healthcare, life insurance and long-term savings program benefits, as well as benefits under our various executive perquisite programs, including a cash allowance of $15,000 per year.

Mr. Jorgenson also participates in our 2006 Equity Incentive Plan and received 82,264 SAR units, which included a standard grant of 41,132 units and a one-time special grant of 41,132 units. In addition, Mr. Jorgenson will receive 1.5 times the standard grant level in 2010 pending approval by the Board of Directors.

Mr. Jorgensen’s employment is at-will and may be terminated by us or by Mr. Jorgensen at any time.

Mr. Broger.  We entered into an employment contract with Mr. Broger, effective February 26, 2007. Mr. Broger is a resident of the Netherlands, and his employment is based in Brussels. Our employment contract with Mr. Broger was structured in a manner consistent with European employment practices for senior executives. Therefore, Mr. Broger’s compensation and benefits are different from our U.S.-based named executive officers. Under the terms of his employment agreement, Mr. Broger was offered a base salary at an annual rate of EUR 725,000, which has been adjusted, and may be further adjusted, by annual merit increases. Mr. Broger is eligible to participate in our AIP at a target participation rate of 65% of base salary, except that in 2007 only, he had a target participation rate of 100% of his base salary. Mr. Broger received a one-time sign-on bonus of EUR 550,000 net, and ongoing pension benefits, subsidies for housing and his children’s education, life insurance and car usage benefits, and certain de minimus perquisites. His agreement also provided for a grant with a target value of $1,500,000 under the Company’s previous Senior Executive Long-Term Incentive Plan which, because that plan was replaced by the EIP, was converted to a SAR grant. We have also agreed to provide Mr. Broger tax protection, similar to our global assignment practices described above. Should he experience a tax burden in excess of the tax burden that he would have experienced had he been working 100% of his time in the Netherlands, the Company will pay the excess amount. The portions of these benefits that were paid in 2007 and 2008 are reflected in the Summary Compensation Table.

In the case of termination, for reasons other than cause, we will provide Mr. Broger with eight months’ notice in addition to a lump sum payment of two times his annual base salary and two times his AIP target amount at the time of termination. In addition, in exchange for a six month non-compete restriction, we will pay a one-time payment of six months’ salary.

Mr. Broger’s employment is at-will and may be terminated by us or by Mr. Broger at any time.

Mr. Boey.  We have an employment arrangement with Mr. Boey effective February 19, 2009. Mr. Boey is a resident of Singapore where his employment is also based. The arrangement provides for a minimum base salary of SGD 708,000 (US $469,123) and an initial grant of 14,763 stock appreciation rights under our 2006 Equity Incentive Plan. Mr. Boey is also eligible to participate in our AIP at a target participation rate of 60% of his annual base salary.

Mr. Boey’s employment is at-will and may be terminated by us or by Mr. Boey at any time.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The named executive officers are eligible to receive certain benefits and payments upon their separation from the Company under certain circumstances under the terms of the Executive Severance Plan for U.S. executives and the EIP. In addition, Mr. Broger is entitled to certain payments upon separation under the terms of his employment agreement as described above and Mr. Anderson is entitled to payments under a Supplemental Executive Incentive Plan as described below.

In 2009, the Company’s U.S. severance arrangements under its Executive Severance Plan offered named executive officers, except for Ms. Manes, basic severance of two weeks of base salary and enhanced severance of 78 weeks of base salary plus their AIP target amount, if their employment ceases due to a reduction in force, layoff or position elimination. Ms. Manes was eligible for basic severance of two weeks of base salary, enhanced severance of 26 weeks of base salary plus her AIP target amount, plus two additional weeks of base salary plus her AIP target for each year of service in excess of five years of service up to an additional 52 weeks. The Company also covers the cost of the COBRA health coverage premium for the duration of the executive’s severance payment period, up to a maximum of 18 months. The COBRA premium coverage is shared between the individual and the Company at the same shared percentage that was effective during the executive’s employment. The Company would also provide life insurance, career counseling and transition services. These severance benefits would not be payable upon a change in control if the executive is still employed or offered a comparable position with the surviving entity.

Under the EIP, in the event of a change in control in which the surviving corporation does not assume or continue the outstanding SARs or substitute similar awards for the outstanding SARs, the vesting schedule of all SARs held by executives that are still employed will be accelerated in full to a date prior to the effective time of the transaction as determined by the Board. If the SARs are not exercised at or prior to the effective time of the transaction, all rights to exercise them will terminate, and any reacquisition or repurchase rights held by the Company with respect to such SARs shall lapse.

The information in the tables below reflects the estimated value of the compensation to be paid by the Company to each of the named executive officers in the event of termination or a change in control under the Executive Severance Plan and the EIP. For details of the arrangements with Armin Broger under his employment agreement, please see the relevant table below. The amounts shown below assume that each named individual was employed and that a termination or change in control was effective as of November 29, 2009. The actual amounts that would be paid can only be determined at the time of an actual termination event. The amounts also assume a share price of $36.50 for the SAR grants, which is based on the most recent independent share valuation approved by the Board.

John Anderson

			Involuntary
Executive Benefits and	Voluntary		Not for Cause	For Cause	Change of
Payments Upon Termination	Termination	Retirement	Termination	Termination	Control

Compensation:
Severance(1)	$—	$—	$4,065,288	$—	$—
Stock Appreciation Rights	—	—	—	—	1,762,500
Benefits:
COBRA & Life Insurance(2)	—	—	7,527	—	—
Supplemental Executive Incentive Plan:(3)	4,048,719	4,048,719	4,048,719	—	4,048,719

(1)	Based on Mr. Anderson’s annual base salary of $1,275,000 and his AIP target of 110% of his base salary.

(2)	Reflects 18 months of COBRA and life insurance premiums at the same Company/employee percentage sharing as during employment.

(3)	Reflects a lump sum payment under the Supplemental Executive Incentive Plan in which Mr. Anderson previously participated. The Company contributed 20% of his base salary and annual bonus into this unfunded plan each year. His participation in the plan was frozen as of November 26, 2006, when he assumed the role of CEO.

Blake Jorgensen

			Involuntary
Executive Benefits and	Voluntary		Not for Cause	For Cause	Change of
Payments Upon Termination	Termination	Retirement	Termination	Termination	Control

Compensation:
Severance(1)	$—	$—	$1,731,250	$—	$—
Stock Appreciation Rights	—	—	—	—	904,904
Benefits:
COBRA & Life Insurance(2)	—	—	5,805	—	—

(1)	Based on Mr. Jorgensen’s annual base salary of $650,000 and his AIP target of 75% of his base salary.

(2)	Reflects 18 months of COBRA and life insurance premiums at the same Company/employee percentage sharing as during employment.

Armin Broger

			Involuntary
Executive Benefits and	Voluntary		Not for Cause	For Cause	Change of
Payments Upon Termination	Termination	Retirement	Termination	Termination	Control

Compensation:(1)
Severance(2)	$—	$—	$4,974,540	$—	$—
Stock Appreciation Rights	—	—	—	—	173,465

(1)	These payments do not reflect any tax protection benefit since that amount is determined only after review and approval of the individual’s tax return by the Belgian tax authorities during the calendar year following the applicable compensation year.

(2)	Based on two times the sum of Mr. Broger’s base salary and AIP target of 65%, eight months’ notice pay and six months’ pay for a non-compete consideration (based on base salary only).

Robert Hanson

			Involuntary
Executive Benefits and	Voluntary		Not for Cause	For Cause	Change of
Payments Upon Termination	Termination	Retirement	Termination	Termination	Control

Compensation:
Severance(1)	$—	$—	$1,848,162	$—	$—
Stock Appreciation Rights	—	—	—	—	433,669
Benefits:
COBRA & Life Insurance(2)	—	—	5,547	—	—

(1)	Based on Mr. Hanson’s annual base salary of $714,000 and his AIP target of 70% of his base salary.

(2)	Reflects 18 months of COBRA and life insurance premiums at the same Company/employee percentage sharing as during employment.

Aaron Boey

			Involuntary
Executive Benefits and	Voluntary		Not for Cause	For Cause	Change of
Payments Upon Termination	Termination	Retirement	Termination	Termination	Control

Compensation:
Severance(1)	$—	$—	$254,805	$—	$—
Stock Appreciation Rights	—	—	—	—	173,465

(1)	Based on two months of Mr. Boey’s base salary as notice pay and four months’ salary based on years of service, per the local Singapore provisions.

Heidi Manes

			Involuntary
Executive Benefits and	Voluntary		Not for Cause	For Cause	Change of
Payments Upon Termination	Termination	Retirement	Termination	Termination	Control

Compensation:
Severance(1)	$—	$—	$376,443	$—	$—
Benefits:
COBRA & Life Insurance(2)	—	—	9,689	—	—

(1)	Based on Ms. Manes’ annual base salary of $350,000 and her AIP target of 50% of her base salary.

(2)	Reflects 18 months of COBRA and life insurance premiums at the same Company/employee percentage sharing as during employment.

PRINCIPAL STOCKHOLDERS

All shares of our common stock are deposited in a voting trust, a legal arrangement that transfers the voting power of the shares to a trustee or group of trustees. The four voting trustees are Miriam L. Haas, Peter E. Haas Jr., Robert D. Haas and Stephen C. Neal. The voting trustees have the exclusive ability to elect and remove directors, amend our by-laws and take certain other actions which would normally be within the power of stockholders of a Delaware corporation. Our equity holders who, as a result of the voting trust, legally hold “voting trust certificates,” not stock, retain the right to direct the trustees on specified mergers and business combinations, liquidations, sales of substantially all of our assets and specified amendments to our certificate of incorporation.

The voting trust will expire on April 15, 2011, unless the trustees unanimously decide, or holders of at least two-thirds of the outstanding voting trust certificates decide, to terminate it earlier. If Robert D. Haas ceases to be a trustee for any reason, then the question of whether to continue the voting trust will be decided by the holders. The existing trustees will select the successors to the other trustees. The agreement among the stockholders and the trustees creating the voting trust contemplates that, in selecting successor trustees, the trustees will attempt to select individuals who share a common vision with the sponsors of the 1996 transaction that gave rise to the voting trust, represent and reflect the financial and other interests of the equity holders and bring a balance of perspectives to the trustee group as a whole. A trustee may be removed if the other three trustees unanimously vote for removal or if holders of at least two-thirds of the outstanding voting trust certificates vote for removal.

The following table contains information about the beneficial ownership of our voting trust certificates as of June 15, 2010, by:

•	Each person known by us to own beneficially more than 5% of our voting trust certificates;

•	Each of our directors and each of our named executive officers; and

•	All of our directors and executive officers as a group.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. Except as described in the footnotes to the table below, the individuals named in the table have sole voting and investment power with respect to all voting trust certificates beneficially owned by them, subject to community property laws where applicable.

As of June 15, 2010, there were 208 record holders of voting trust certificates. The percentage of beneficial ownership shown in the table is based on 37,303,998 shares of common stock and related voting trust certificates outstanding as of June 15, 2010. The business address of all persons listed, including the trustees under the voting trust, is 1155 Battery Street, San Francisco, California 94111.

			Percentage of
	Number of Voting		Voting Trust
	Trust Certificates		Certificates
Name	Beneficially Owned		Outstanding

Peter E. Haas, Jr.	7,751,690	(1)	20.78%
Miriam L. Haas	6,547,314		17.55%
Margaret E. Haas	4,261,717	(2)	11.42%
Robert D. Haas	3,946,016	(3)	10.58%
Richard L. Kauffman	—		—
R. John Anderson	—		—
Vanessa J. Castagna	784		*
Robert A. Eckert	—		—
Peter A. Georgescu	—		—
Leon J. Level	784		*
Stephen C. Neal	784		*
Patricia Salas Pineda	—		—
Beng (Aaron) Keong Boey	—		—
Armin Broger	—		—
Robert L. Hanson	—		—
Blake Jorgensen	—		—
Heidi L. Manes	—		—
Directors and executive officers as a group (15 persons)	11,700,058		31.36%

*	Less than 0.01%.

(1)	Includes 2,715,070 voting trust certificates held by the Joanne and Peter Haas Jr. Fund, of which Mr. Haas is president, for the benefit of charitable entities. Includes 40,000 voting trust certificates owned by the spouse of Mr. Haas and a total of 1,162,351 voting trust certificates held by trusts, of which Mr. Haas is trustee, for the benefit of his children. Mr. Haas disclaims beneficial ownership of all the foregoing voting trust certificates. Also includes 2,200,000 voting trust certificates representing shares of common stock pledged to a third party as collateral for a loan.

(2)	Includes 20,793 voting trust certificates held in a custodial account, of which Ms. Haas is custodian, for the benefit of Ms. Haas’ son. Includes 905,390 voting trust certificates held by the Margaret E. Haas Fund, of which Ms. Haas is president, for the benefit of charitable entities. Ms. Haas disclaims beneficial ownership of all of the foregoing voting trust certificates.

(3)	Includes an aggregate of 51,401 voting trust certificates owned by the spouse of Mr. Haas and by a trust, of which Mr. Haas is trustee, for the benefit of their daughter. Mr. Haas disclaims beneficial ownership of all of the foregoing voting trust certificates. Includes 389 voting trust certificates held by the Walter A. Haas, Jr. QTIP Trust A, of which Mr. Haas is a co-trustee. Mr. Haas disclaims beneficial ownership of two-thirds of the foregoing voting trust certificates.

Stockholders’ Agreement

Our common stock and the voting trust certificates are not publicly held or traded. All shares and the voting trust certificates are subject to a stockholders’ agreement. The agreement, which expires in April 2016, limits the transfer of shares and certificates to other holders, family members, specified charities and foundations and to us. The agreement does not provide for registration rights or other contractual devices for forcing a public sale of shares, certificates or other access to liquidity. The scheduled expiration date of the stockholders’ agreement is five years later than that of the voting trust agreement in order to permit an orderly transition from effective control by the voting trust trustees to direct control by the stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Robert D. Haas, a director and Chairman Emeritus of the Company, is the President of the Levi Strauss Foundation, which is not a consolidated entity of the Company. During 2009 and the three-month periods ended February 28, 2010, and March 1, 2009, the Company donated $5.5 million, $0.2 million and $0.2 million, respectively, to the Levi Strauss Foundation.

Stephen C. Neal, a director, is chairman of the law firm Cooley LLP. The firm provided legal services to us in 2009 for which we paid fees of approximately $0.6 million.

Procedures for Approval of Related Party Transactions

We have a written policy concerning the review and approval of related party transactions. Potential related party transactions are identified through an internal review process that includes a review of director and officer questionnaires and a review of any payments made in connection with transactions in which related persons may have had a direct or indirect material interest. Any business transactions or commercial relationships between the Company and any director, stockholder, or any of their immediate family members, are reviewed by the Nominating and Governance Committee of the board and must be approved by at least a majority of the disinterested members of the board. Business transactions or commercial relationships between the Company and named executive officers who are not directors or any of their immediate family members requires approval of the chief executive officer with reporting to the Audit Committee.

Director Independence

Although our shares are not registered on a national securities exchange, we review and take into consideration the director independence criteria required by both the New York Stock Exchange and the NASDAQ Stock Market in determining the independence of our directors. In addition, the charters of our board committees prohibit members from having any relationship that would interfere with the exercise of their independence from management and the Company. The fact that a director may own stock or voting trust certificates representing stock in the Company is not, by itself, considered an “interference” with independence under the committee charters. Family shareholders or other family member directors are not eligible for membership on the Audit Committee. These independence standards are disclosed on our website at http://www.levistrauss.com/Company/ DirectorIndependence.aspx.

Each of our directors, except for John Anderson and Robert Eckert, meets these standards of independence.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Revolving Credit Facility

We are a party to a secured amended and restated senior secured credit facility. The credit facility is an asset-based facility, in which the borrowing availability varies according to the levels of our domestic accounts receivable, inventory and cash and investment securities deposited in secured accounts with the administrative agent or other lenders. Subject to the level of this borrowing base, we may make and repay borrowings from time to time until the maturity of the credit facility. We may make voluntary prepayments of borrowings at any time and must make mandatory prepayments if certain events occur, such as asset sales. Other material terms of the credit facility are discussed below.

Availability, interest and maturity.  The maximum availability under the credit facility is $750.0 million, including a $250.0 million trademark tranche. The trademark tranche amortized on a quarterly basis (commencing on January 31, 2008) based on a straight line two-year amortization schedule to a residual value of 25% of the net orderly liquidation value of the trademarks with no additional repayments required until maturity so long as the remaining amount of the tranche does not exceed such 25% valuation. The trademark tranche is borrowed on a first dollar drawn basis. As the trademark tranche is repaid, the revolving tranche increases, up to a maximum of $750.0 million when the trademark tranche is repaid in full. The revolving portion of the credit facility initially had an interest rate of LIBOR plus 150 basis points or base rate plus 25 basis points and was subject to subsequent adjustments based on availability. The trademark tranche bears an interest rate of LIBOR plus 250 basis points or base rate plus 125 basis points. The credit facility matures on October 11, 2012. As of February 28, 2010, we had approximately $108.3 million of secured indebtedness outstanding under this facility, which is no longer subject to an amortization schedule.

Guarantees and security.  Our obligations under credit facility are guaranteed by our domestic subsidiaries. The credit facility is collateralized by a first-priority lien on domestic inventory and accounts receivable, patents, certain U.S. trademarks associated with the Levi’s® brand, and other related intellectual property, 100% of the equity interests in all domestic subsidiaries and other assets. The aggregate carrying value of the collateralized assets exceeds the total availability under the credit facility. The lien on the trademarks, but not the other assets, will be released upon the full repayment of the trademark tranche. In addition, we have the ability to deposit cash or certain investment securities with the administrative agent for the credit facility to secure our reimbursement and other obligations with respect to letters of credit. Such cash-collateralized letters of credit are subject to lower letter of credit fees.

Covenants.  The credit facility contains customary covenants restricting our activities as well as those of our subsidiaries, including limitations on our and our domestic subsidiaries’ ability to sell assets; engage in mergers; enter into capital leases or certain leases not in the ordinary course of business; enter into transactions involving related parties or derivatives; incur or prepay indebtedness or grant liens or negative pledges on our assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third-party obligations; and make changes in our corporate structure. Some of these covenants are suspended if unused availability exceeds certain minimum thresholds. In addition, a minimum fixed charge coverage ratio of 1.0:1.0 arises when unused availability under the facility is less than $100.0 million. As of February 28, 2010, we had sufficient unused availability under the credit facility to exceed all applicable minimum thresholds. This financial covenant will be discontinued upon repayment in full and termination of the trademark tranche described above, and upon termination of the trademark tranche, we will be required to fund an unfunded availability reserve of $50.0 million.

Events of default.  The credit facility contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; pension plan terminations or specified underfunding; substantial voting trust certificate or stock ownership changes; specified changes in the composition of our board of directors; and invalidity of the guaranty or security agreements. The cross-default provisions in the credit facility apply if a default occurs on other indebtedness in excess of $25.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lenders of or trustee for the defaulted indebtedness have the right to accelerate. If an event of default occurs under the credit facility, our lenders may terminate their commitments, declare immediately payable all borrowings under the credit facility and foreclose on the collateral.

Senior Term Loan due 2014

On March 27, 2007, we entered into a senior unsecured term loan agreement. The term loan consists of a single borrowing of $325.0 million, net of a 0.75% discount to the lenders. On April 4, 2007, we borrowed the maximum available of $322.6 million under the term loan and used the borrowings plus cash on hand of $66.4 million to redeem all of its outstanding $380.0 million floating rate senior notes due 2012 and to pay related redemption premiums, transaction fees and expenses, and accrued interest of $9.0 million. The term loan matures on April 4, 2014, and bears interest at 2.25% over LIBOR or 1.25% over the base rate. The term loan may not be prepaid during the first year but thereafter may be prepaid without premium or penalty.

Senior Notes due 2016

Principal, interest and maturity.  On March 17, 2006, we issued $350.0 million in notes to qualified institutional buyers. These notes are unsecured obligations that rank equally with all of our other existing and future unsecured and unsubordinated debt. They are 10-year notes maturing on April 1, 2016, and bear interest at 8 7/8% per annum, payable semi-annually in arrears on April 1 and October 1. We may redeem these notes, in whole or in part, at any time prior to April 1, 2011, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of redemption and a “make-whole” premium. Starting on April 1, 2011, we may redeem all or any portion of the notes, at once or over time, at redemption prices specified in the indenture governing the notes, after giving the required notice under the indenture. In July 2006, after a required exchange offer, all of the 2016 notes were exchanged for new notes on identical terms, except that the new notes are registered under the Securities Act.

Yen-denominated Eurobonds due 2016

In 1996, we issued ¥20 billion principal amount Eurobonds (equivalent to approximately $180.0 million at the time of issuance) due in November 2016, with interest payable at 4 1/4% per annum. Following our purchase of ¥10,883,500,000 aggregate principal amount of these Eurobonds on May 21, 2010, ¥9,116,500,000 aggregate principal amount remains outstanding. The bonds are redeemable at our option at a make-whole redemption price.

The agreement governing these bonds contains customary events of default and restricts our ability and the ability of our subsidiaries and future subsidiaries to incur liens, engage in sale and leaseback transactions and engage in mergers and sales of assets. The agreement contains a cross-acceleration event of default that applies if any of our debt in excess of $25.0 million is accelerated and the debt is not discharged or acceleration rescinded within 30 days after our receipt of a notice of default from the fiscal agent or from the holders of at least 25% of the principal amount of the bonds.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of capitalized terms used in this description and not defined elsewhere under the subheading “Definitions.” In this description, the words “Company,” “we,” “us” and “our” refer only to Levi Strauss & Co. and not to any of its subsidiaries.

The old notes were, and the exchange notes will be, issued under an indenture dated as of May 6, 2010, between the Company and Wilmington Trust Company, as trustee. The indenture is governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

The old Euro Notes previously issued under the indenture and the Exchange Euro Notes offered hereby will be treated as a single series of notes under the indenture, including for purposes of determining whether the required percentage of noteholders has given its approval or consent to an amendment or waiver or joined in directing the trustee to take certain actions on behalf of all noteholders. The old Dollar Notes previously issued under the indenture and the Exchange Dollar Notes offered hereby will be treated as a single series of notes under the indenture, including for purposes of determining whether the required percentage of noteholders has given its approval or consent to an amendment or waiver or joined in directing the trustee to take certain actions on behalf of all noteholders. For purposes of this description, unless the context indicates otherwise, references to “notes” include any and all old notes previously issued under the indenture and the exchange notes offered hereby and references to the “indenture” means the indenture governing the old note and the exchange notes.

The following is a summary of the material provisions of the indenture. It does not include all of the provisions of the indenture. We urge you to read the indenture, which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 7, 2010, including the definitions of certain terms contained therein and those terms made part of the indenture by reference to the Trust Indenture Act as in effect on the date of the indenture, because the indenture, and not this description, defines your rights as a holder of the notes. Copies of the indenture are available upon request to the Company at the following address: Levi Strauss & Co., Levi’s Plaza, 1155 Battery Street, San Francisco, California 94111. Copies of the indenture are also available at the offices of Dexia Banque Internationale à Luxembourg, 69, route d’Esch L-2953 Luxembourg.

Principal, Maturity and Interest

We have issued $525.0 million in initial aggregate principal amount of Dollar Notes and €300.0 million in initial aggregate principal amount of Euro Notes under the indenture and, subject to compliance with the covenant described under “— Certain Covenants — Limitation on Debt,” can issue an unlimited amount of additional notes of either or both series at later dates. Any additional notes of a series that we issue in the future will be identical in all respects to the notes of that series that we are issuing now, except that the notes issued in the future will have different issuance prices and issuance dates. We will issue Dollar Notes only in fully registered form without coupons, in a minimum denomination of $100,000 and integral multiples of $1,000 in excess thereof. We will issue Euro Notes only in fully registered form without coupons, in a minimum denomination of €50,000 and integral multiples of €1,000 in excess thereof.

The Dollar Notes will mature on May 15, 2020, and the Euro Notes will mature on May 15, 2018.

Interest on the Dollar Notes accrues at a rate of 7 5/8% per annum. Interest on the Euro Notes accrues at a rate of 7 3/4% per annum. Interest on the notes will be payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2010. We will pay interest to those persons who were holders of record on the May 1 or November 1 immediately preceding each interest payment date.

Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

The notes are:

•	senior unsecured obligations of the Company;

•	effectively subordinated in right of payment to existing and future secured debt, including obligations under our Existing Bank Credit Facilities;

•	structurally subordinated to all debt of our subsidiaries;

•	equal in ranking (“pari passu”) with all our existing and future senior debt; and

•	senior in right of payment to all our future subordinated debt.

Secured debt of the Company will be effectively senior to the notes to the extent of the value of the assets securing such debt. As of February 28, 2010, after giving effect to the issuance of €300.0 million of our old Euro Notes and $525.0 million of our old Dollar Notes and the application of the proceeds of such notes to the payment of our 8 5/8% senior notes due 2013, our 9 3/4% senior notes due 2015 and ¥10,883,500,000 of our 4 1/4% Eurobonds due November 22, 2016, our total debt would have been approximately $1.8 billion, of which approximately $108.3 was secured, and we would have had approximately $193.4 million of additional borrowing capacity under our revolving credit facility. To the extent we enter into secured financings in the future, the notes will also be effectively subordinated to such secured debt to the extent of the value of the additional assets securing such debt.

A significant portion of our operations are conducted through our subsidiaries. Therefore, the Company’s ability to service its debt, including the notes, is dependent upon the earnings of its subsidiaries, joint ventures and minority investments and the distribution of those earnings to the Company, or upon loans, advances or other payments made by these entities to the Company. The ability of these entities to pay dividends or make other payments or advances to the Company will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt, including the Company’s Existing Bank Credit Facilities.

We only have a stockholder’s claim in the assets of our subsidiaries. This stockholder’s claim is junior to the claims that creditors of our subsidiaries have against our subsidiaries. Holders of the notes will only be creditors of the Company, and not of our subsidiaries. As a result, all the existing and future liabilities of our subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the notes.

We conduct our foreign operations through foreign subsidiaries, which in fiscal year 2009 accounted for approximately 49% of our consolidated net revenues. As a result, we depend in part upon dividends or other intercompany transfers of funds from our foreign subsidiaries for the funds necessary to meet our debt service obligations, including payments on the notes. We only receive the cash that remains after our foreign subsidiaries satisfy their obligations. If those subsidiaries are unable to pass on the amount of cash that we need, we may be unable to make payments to you. Any agreements our foreign subsidiaries enter into with other parties, as well as applicable laws and regulations limiting the right and ability of non-U.S. subsidiaries and affiliates to pay dividends and remit earnings to affiliated companies absent special conditions, may restrict the ability of our foreign subsidiaries to pay dividends or make other distributions to us.

As of February 28, 2010, the liabilities, including trade payables, of our subsidiaries were approximately $518.3 million. Our subsidiaries have other liabilities, including contingent liabilities, that may be significant.

The indenture contains limitations on the amount of additional Debt that we and the Restricted Subsidiaries may Incur. However, the amounts of this Debt could nevertheless be substantial.

Optional Redemption

Dollar Notes

Except as set forth in the second and third succeeding paragraphs, the Dollar Notes will not be redeemable at the option of the Company prior to May 15, 2015. Starting on that date, the Company may redeem all or any portion of the Dollar Notes, at once or over time, after giving the required notice under the indenture. The Dollar Notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Dollar Notes redeemed during the 12-month period commencing on May 15 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price

2015	103.813%
2016	102.542%
2017	101.271%
2018 and thereafter	100.000%

At any time and from time to time, prior to May 15, 2013, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the Dollar Notes (including additional Dollar Notes, if any) with the proceeds of one or more Equity Offerings, at a redemption price equal to 107.625% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any redemption of this kind, at least 65% of the original aggregate principal amount of Dollar Notes (including additional Dollar Notes, if any) remains outstanding. Any redemption of this kind shall be made within 90 days of such Equity Offering upon not less than 30 nor more than 60 days’ prior notice.

In addition, the Company may choose to redeem all or any portion of the Dollar Notes, at once or over time, prior to May 15, 2015. If it does so, it may redeem the Dollar Notes after giving the required notice under the indenture. To redeem the Dollar Notes, the Company must pay a redemption price equal to the sum of:

(a) 100% of the principal amount of the Dollar Notes to be redeemed, plus

(b) the Applicable Premium,

plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Any notice to holders of Dollar Notes of such a redemption needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an Officers’ Certificate delivered to the trustee no later than two business days prior to the redemption date.

Euro Notes

Except as set forth in the second and third succeeding paragraphs, the Euro Notes will not be redeemable at the option of the Company prior to May 15, 2014. Starting on that date, the Company may redeem all or any portion of the Euro Notes, at once or over time, after giving the required notice under the indenture. The Euro Notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for Euro Notes redeemed during the 12-month period commencing on May 15 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price

2014	103.875%
2015	101.938%
2016 and thereafter	100.000%

At any time and from time to time, prior to May 15, 2013, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the Euro Notes (including additional Euro Notes, if any) with the proceeds of one or more Equity Offerings, at a redemption price equal to 107.750% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any redemption of this kind, at least 65% of the original aggregate principal amount of Euro Notes

(including additional Euro Notes, if any) remains outstanding. Any redemption of this kind shall be made within 90 days of such Equity Offering upon not less than 30 nor more than 60 days’ prior notice.

In addition, the Company may choose to redeem all or any portion of the Euro Notes, at once or over time, prior to May 15, 2014. If it does so, it may redeem the notes after giving the required notice under the indenture. To redeem the Euro Notes, the Company must pay a redemption price equal to the sum of:

(a) 100% of the principal amount of the Euro Notes to be redeemed, plus

(b) the Applicable Premium,

plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Any notice to holders of Euro Notes of such a redemption needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an Officers’ Certificate delivered to the trustee no later than two business days prior to the redemption date.

Sinking Fund

There will be no mandatory sinking fund payments for the notes.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any political subdivision or taxing authority of or in the United States), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement, we become or, based upon a written opinion of independent counsel selected by us, will become obligated to pay additional amounts as described herein under the heading “— Payments of Additional Amounts” with respect to the Euro Notes, then we may at any time at our option redeem, in whole, but not in part, the Euro Notes on not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued but unpaid on those Euro Notes to the date fixed for redemption.

Payment of Additional Amounts

We will, subject to the exceptions and limitations set forth below, pay as additional interest on the Euro Notes such additional amounts as are necessary in order that the net payment by us or a paying agent of the principal of and interest on the Euro Notes to a holder who is not a United States person (as defined below), after deduction for any present or future tax, assessment or other governmental charge of the United States or a political subdivision or taxing authority of or in the United States, imposed by withholding with respect to the payment, will not be less than the amount provided in the Euro Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(a) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(1) being or having been engaged in a trade or business or present in the United States or having or having had a permanent establishment in the United States;

(2) having a current or former connection with the United States, including being or having been a citizen or resident of the United States;

(3) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax;

(4) being or having been a “10-percent shareholder” of us as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision; or

(5) being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into the ordinary course of its trade or business;

(b) to any holder that is not the sole beneficial owner of the Euro Notes, or a portion of the Euro Notes, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(c) to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the Euro Notes, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(d) to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;

(e) to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;

(f) where withholding or deduction is imposed on a payment and is required to be made pursuant to European Union Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, that Directive;

(g) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if such payment can be made without such withholding by at least one other paying agent;

(h) to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or

(i) in the case of any combination of items (a) through (h).

The Euro Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Euro Notes. Except as specifically provided under this heading “— Payments of Additional Amounts,” we will not be required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

As used under this heading “— Payments of Additional Amounts” and under the heading “— Redemption for Tax Reasons,” the term “United States” means the United States of America (including the states and the District of Columbia) and its territories, possessions and other areas subject to its jurisdiction, and the term “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Repurchase at the Option of Holders Upon a Change of Control

Upon the occurrence of a Change of Control, each holder of notes will have the right to require us to repurchase all or any part of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, the Company shall:

(a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States, and

(b) send, by first-class mail, with a copy to the trustee, to each holder of notes, at such holder’s address appearing in the security register, a notice stating:

(1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders Upon a Change of Control” and that all notes timely tendered will be accepted for repurchase;

(2) the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control); and

(4) the procedures that holders of notes must follow in order to tender their notes (or portions thereof) for payment, and the procedures that holders of notes must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If and for so long as the Euro Notes are listed on the Official List of the Luxembourg Stock Exchange and admitted for trading on the Euro MTF Market, the Company will publish notices relating to the Change of Control Offer in a leading newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, to the extent and in the manner permitted by such rules, post such notices on the official website of the Luxembourg Stock Exchange (www.bourse.lu).

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue of such compliance.

The Change of Control repurchase feature is a result of negotiations between us and the initial purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to the covenants described below, we could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” of our assets. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if we dispose of less than all our assets by any of the means described above, the ability of a holder of notes to require us to repurchase its notes may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.

The Existing Bank Credit Facilities restrict us in certain circumstances from purchasing any notes prior to maturity of the notes and also provides that the occurrence of some of the events that would constitute a Change of Control would constitute a default under that existing debt. The terms of our 2016 Notes require us to offer to repurchase such notes upon the occurrence of a Change of Control. Future debt of the Company, including any new bank credit facility, may contain prohibitions of certain events which would constitute a Change of Control or require that future debt be repurchased upon a Change of Control. Moreover, the exercise by holders of notes or our 2016 Notes of their right to require us to repurchase their notes could cause a default under existing or future debt of the Company, even if the Change of Control itself does not, due to the financial effect of that repurchase on us. Finally, our ability to pay cash to holders of notes or our 2016 Notes upon a required repurchase may be limited by our financial resources at that time. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase notes in connection with a Change of Control would result in a default under the indenture and our failure to purchase our 2016 Notes in connection with a Change of Control would result in a default under the respective indentures governing such notes. Any such default would, in turn, constitute a default under our existing debt, and may constitute a default under future debt as well. Our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of that Change of Control with the written consent of the holders of a majority in principal amount of the notes. See “— Amendments and Waivers.”

Certain Covenants

Set forth below are summaries of certain of the covenants contained in the indenture.

Covenant Suspension

During any period of time that:

(a) the notes have Investment Grade Ratings from both Rating Agencies, and

(b) no Default or Event of Default has occurred and is continuing under the indenture, the Company and the Restricted Subsidiaries will not be subject to the following provisions of the indenture:

•	“— Limitation on Debt,”

•	“— Limitation on Restricted Payments,”

•	“— Limitation on Asset Sales,”

•	“— Limitation on Restrictions on Distributions from Restricted Subsidiaries,”

•	clause (x) of the third paragraph (and as referred to in the first paragraph) of “— Designation of Restricted and Unrestricted Subsidiaries,” and

•	clause (e) of the first paragraph of “— Merger, Consolidation and Sale of Property”

(collectively, the “Suspended Covenants”). In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, one or both of the Rating Agencies withdraws its ratings or downgrades the ratings assigned to the notes below the required Investment Grade Ratings or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants for all periods after that withdrawal, downgrade, Default or Event of Default and, furthermore, compliance with the provisions of the covenant described in “— Limitation on Restricted Payments” with respect to Restricted Payments made after the time of the withdrawal, downgrade, Default or Event of Default will be calculated in accordance with the terms of that covenant as though that covenant had been in effect during the entire period of time from the Issue Date, provided that there will not be deemed to have occurred a Default or Event of Default with respect to that covenant during the time that the Company and the Restricted Subsidiaries were not subject to the Suspended Covenants (or after that time based solely on events that occurred during that time).

Limitation on Debt

The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt unless, after giving effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of the Incurrence or be continuing following the Incurrence and either:

(1) the Debt is Debt of the Company or a Future Guarantor and after giving effect to the Incurrence of the Debt and the application of the proceeds thereof, the Consolidated Fixed Charges Coverage Ratio would be greater than 2.00 to 1.00, or

(2) the Debt is Permitted Debt.

The term “Permitted Debt” is defined to include the following:

(a) Debt of the Company evidenced by the notes offered hereby;

(b) Debt of the Company or a Restricted Subsidiary Incurred under any Credit Facilities, Incurred by the Company or a Restricted Subsidiary pursuant to a Real Estate Financing Transaction, a Sale and Leaseback Transaction, an Equipment Financing Transaction or Debt Issuances, Debt Incurred by the Company or a Restricted Subsidiary in respect of Capital Lease Obligations and Purchase Money Debt, or Incurred by a Receivables Entity in a Qualified Receivables Transaction that is not recourse to the Company or any other Restricted Subsidiary of the Company (except for Standard Securitization Undertakings), provided that the aggregate principal amount of all Debt of this kind at any one time outstanding shall not exceed the greater of:

(1) $1.6 billion, which amount shall be permanently reduced by the amount of Net Available Cash from an Asset Sale used to Repay Debt Incurred pursuant to this clause (b), pursuant to the covenant described under “— Limitation on Asset Sales,” and

(2) the sum of the amounts equal to:

(A) 50% of the book value of the inventory of the Company and the Restricted Subsidiaries, and

(B) 85% of the book value of the accounts receivable of the Company and the Restricted Subsidiaries, in the case of each of clauses (A) and (B) as of the most recently ended quarter of the Company for which financial statements of the Company have been provided to the holders of the notes;

(c) Debt of the Company owing to and held by any Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that (1) any subsequent issue or transfer of Capital Stock or other event that results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of that Debt (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of that Debt by the issuer thereof, and (2) if the Company is the obligor on that Indebtedness, the Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;

(d) Debt of a Restricted Subsidiary outstanding on the date on which that Restricted Subsidiary was acquired by the Company or otherwise became a Restricted Subsidiary (other than Debt Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which that Restricted Subsidiary became a Subsidiary of the Company or was otherwise acquired by the Company); provided that at the time that Restricted Subsidiary was acquired by the Company or otherwise became a Restricted Subsidiary and after giving effect to the Incurrence of that Debt, (i) the Company would have been able to Incur $1.00 of additional Debt pursuant to clause (1) of the first paragraph of this covenant or (ii) the Consolidated Fixed Charges Coverage Ratio would have been greater than such ratio immediately prior to such transaction and would be at least 1.75 to 1.0;

(e) Debt under Interest Rate Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting interest rate risk in the ordinary course of the financial management of the Company or that Restricted Subsidiary and not for speculative purposes, provided that the obligations under those agreements are related to payment obligations on Debt otherwise permitted by the terms of this covenant;

(f) Debt under Currency Exchange Protection Agreements entered into by the Company or a Restricted Subsidiary for the purpose of limiting currency exchange rate risks directly related to transactions entered into by the Company or that Restricted Subsidiary in the ordinary course of business and not for speculative purposes;

(g) Debt under Commodity Price Protection Agreements entered into by the Company or a Restricted Subsidiary in the ordinary course of the financial management of the Company or that Restricted Subsidiary and not for speculative purposes;

(h) Debt in connection with one or more standby letters of credit or performance bonds issued by the Company or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(i) Debt arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Capital Stock of a Subsidiary, other than Guarantees of Debt Incurred by any Person acquiring all or any portion of such business, assets or Capital Stock; provided, however, that the maximum aggregate liability in respect of all such Debt shall at no time exceed the gross proceeds actually received by the Company or such Restricted Subsidiary in connection with such disposition;

(j) Debt outstanding on the Issue Date not otherwise described in clauses (a) through (i) above;

(k) Debt of the Company or a Restricted Subsidiary in an aggregate principal amount outstanding at any one time not to exceed the greater of $150.0 million and 7.5% of the Company’s Consolidated Net Tangible Assets (as calculated at the time of incurrence);

(l) Debt of one or more Foreign Restricted Subsidiaries in an aggregate principal amount outstanding at any one time not to exceed $100.0 million;

(m) Guarantees of Debt otherwise permitted herein by a Future Guarantor; and

(n) Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant and clauses (a), (d) and (j) above.

For purposes of determining compliance with any restriction on the incurrence of Debt in dollars where Debt is denominated in a different currency, the amount of such Debt will be the Dollar Equivalent determined on the date of such determination, provided that if any such Debt denominated in a different currency is subject to a Currency Exchange Protection Agreement (with respect to dollars) covering principal amounts payable on such Debt, the amount of such Debt expressed in euros will be adjusted to take into account the effect of such agreement. The principal amount of any Permitted Refinancing Debt Incurred in the same currency as the Debt being refinanced will be the Dollar Equivalent of the Debt refinanced determined on the date such Debt being refinanced was initially Incurred. Notwithstanding any other provision of this covenant, for purposes of determining compliance with this “Limitation on Debt” covenant, increases in Debt solely due to fluctuations in the exchange rates of currencies will not be deemed to exceed the maximum amount that the Company or any Restricted Subsidiary may Incur under any of clauses (a) through (n) of this “Limitation on Debt” covenant.

For purposes of determining compliance with the covenant described above:

(A) in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, the Company, in its sole discretion, will classify such item of Debt at the time of Incurrence and only be required to include the amount and type of such Debt in one of the above clauses; and

(B) the Company will be entitled to divide and classify and reclassify an item of Debt in more than one of the types of Debt described above.

Limitation on Restricted Payments

The Company shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, the proposed Restricted Payment,

(a) a Default or Event of Default shall have occurred and be continuing,

(b) the Company could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “— Limitation on Debt,” or

(c) the aggregate amount of that Restricted Payment and all other Restricted Payments declared or made after the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of:

(1) 50% of the aggregate amount of Consolidated Net Income accrued during the period (treated as one accounting period) from March 1, 2010 to the end of the most recent fiscal quarter ending at least 45 days prior to the date of the Restricted Payment (or if the aggregate amount of Consolidated Net Income for such period shall be a deficit, minus 100% of such deficit), plus

(2) Capital Stock Sale Proceeds received after the Issue Date, plus

(3) the sum of:

(A) the aggregate net cash proceeds received by the Company or any Restricted Subsidiary from the issuance or sale after the Issue Date of convertible or exchangeable Debt that has been converted into or exchanged for Capital Stock (other than Disqualified Stock) of the Company, and

(B) the aggregate amount by which Debt of the Company or any Restricted Subsidiary is reduced on the Company’s consolidated balance sheet on or after the Issue Date upon the conversion or exchange of any Debt issued or sold on or prior to the Issue Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company, excluding, in the case of clause (A) or (B):

(x) any Debt issued or sold to the Company or a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any Subsidiary for the benefit of their employees, and

(y) the aggregate amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon any such conversion or exchange,

plus

(4) an amount equal to the sum of:

(A) the net reduction in Investments in any Person other than the Company or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property made after the Issue Date, in each case to the Company or any Restricted Subsidiary from that Person, less the cost of the disposition of those Investments, and

(B) the lesser of the net book value or the Fair Market Value of the Company’s equity interest in an Unrestricted Subsidiary at the time the Unrestricted Subsidiary is designated a Restricted Subsidiary (provided that such designation occurs after the Issue Date);

provided, however, that the foregoing sum shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in that Person, plus

(5) an amount equal to the restricted payment availability as of the Issue Date under the provisions corresponding to the foregoing in the indenture governing the Company’s 2016 Notes, which approximates $500.0 million as of February 28, 2010.

Notwithstanding the foregoing limitation, the Company may:

(a) pay dividends on its Capital Stock within 60 days of the declaration thereof if, on said declaration date, the dividends could have been paid in compliance with the indenture; provided, however, that the dividend shall be included in the calculation of the amount of Restricted Payments;

(b) purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of the Company or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any Subsidiary for the benefit of their employees); provided, however, that

(1) the purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments, and

(2) the Capital Stock Sale Proceeds from the exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above;

(c) purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that the purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

(d) pay scheduled dividends (not constituting a return on capital) on Disqualified Stock of the Company issued pursuant to and in compliance with the covenant described under “— Limitation on Debt”;

(e) permit a Restricted Subsidiary that is not a Wholly Owned Subsidiary to pay dividends to shareholders of that Restricted Subsidiary that are not the parent of that Restricted Subsidiary, so long as the Company or a Restricted Subsidiary that is the parent of that Restricted Subsidiary receives dividends on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary that is the parent of that Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis;

(f) make cash payments in lieu of fractional shares in connection with the exercise of warrants, options or other securities convertible into Capital Stock of the Issuer; provided, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(g) make repurchases of shares of common stock of the Company deemed to occur upon the exercise of options to purchase shares of common stock of the Company if such shares of common stock of the Company represent a portion of the exercise price of such options; provided, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(h) pay dividends on the common stock of the Company following the first Equity Offering of the Company after the Issue Date in an annual amount not to exceed 6% of the net cash proceeds received by the Company in such Equity Offering; provided, however, that such dividends shall be included in the calculation of the amount of Restricted Payments;

(i) repurchase shares of, or options to purchase shares of, common stock of the Company from current or former officers, directors or employees of the Company or any of its Subsidiaries (or permitted transferees of such current or former officers, directors or employees), pursuant to the terms of agreements (including employment agreements) or plans approved by the Board of Directors under which such individuals acquire shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed $20.0 million in any calendar year (with unused amounts in any calendar year carried over to succeeding calendar years subject to a maximum of $40.0 million in any calendar year); and provided further, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(j) purchase, defease or otherwise acquire or retire for value any Subordinated Obligations upon a Change of Control of the Company or an Asset Sale by the Company, to the extent required by any agreement pursuant to which such Subordinated Obligations were issued, but only if the Company has previously made the offer to purchase Notes required under “Repurchase at the Option of Holders Upon a Change of Control” or “— Limitation on Asset Sales”; provided, however, that such payments shall be included in the calculation of the amount of Restricted Payments; and

(k) make other Restricted Payments not to exceed $50.0 million in the aggregate.

Limitation on Liens

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the notes will be secured by that Lien equally and ratably with (or prior to) all other Debt of the Company or any Restricted Subsidiary secured by that Lien.

Limitation on Asset Sales

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(a) the Company or the Restricted Subsidiary receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the Property subject to that Asset Sale;

(b) at least 75% of the consideration paid to the Company or the Restricted Subsidiary in connection with the Asset Sale is in the form of cash or cash equivalents or the assumption by the purchaser of liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes) as a result of which the Company and the Restricted Subsidiaries are no longer obligated with respect to those liabilities; and

(c) the Company delivers an Officers’ Certificate to the trustee certifying that the Asset Sale complies with the foregoing clauses (a) and (b).

For the purposes of this covenant:

(1) in the case of a transaction involving a sale of any distribution center by the Company or a Restricted Subsidiary and the establishment of an outsourcing arrangement in which the purchaser assumes distribution responsibilities on behalf of the Company or the Restricted Subsidiary, any credits or other consideration the purchaser grants to the Company or the Restricted Subsidiary as part of the purchase price of the distribution center, which credits or other consideration effectively offset future payments due from the Company or the Restricted Subsidiary to the purchaser as part of the outsourcing arrangement, will be considered to be cash equivalents;

(2) securities or other assets received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days shall be considered to be cash to the extent of the cash received in that conversion;

(3) any cash consideration paid to the Company or the Restricted Subsidiary in connection with the Asset Sale that is held in escrow or on deposit to support indemnification, adjustment of purchase price or similar obligations in respect of such Asset Sale shall be considered to be cash;

(4) Productive Assets received by the Company or any Restricted Subsidiary in connection with the Asset Sale shall be considered to be cash; and

(5) the requirement that at least 75% of the consideration paid to the Company or the Restricted Subsidiary in connection with the Asset Sale be in the form of cash or cash equivalents shall also be considered satisfied if the cash received constitutes at least 75% of the consideration received by the Company or the Restricted Subsidiary in connection with such Asset Sale, determined on an after-tax basis.

The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Company or a Restricted Subsidiary, to the extent the Company or the Restricted Subsidiary elects (or is required by the terms of any Debt):

(a) to Repay Debt of the Company (excluding, in any such case, any Debt that (i) constitutes a Subordinated Obligation or (ii) is owed to the Company or an Affiliate of the Company); or

(b) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary);

provided, however, that the Net Available Cash (or any portion thereof) from Asset Sales from the Company to any Subsidiary must be reinvested in Additional Assets of the Company.

Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 360 days from the date of the receipt of that Net Available Cash or that the Company earlier elects to so designate shall constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds not previously subject to a Prepayment Offer (as defined below) exceeds $50.0 million (taking into account income earned on those Excess Proceeds, if any), the Company will be required to make an offer to purchase (the “Prepayment Offer”) the notes, which offer shall be in the amount of the Allocable Excess Proceeds, on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of notes have been given the opportunity to tender their notes for purchase in accordance with the indenture, the Company or such Restricted Subsidiary may use the remaining amount for any purpose permitted by the indenture and the amount of Excess Proceeds will be reset to zero.

The term “Allocable Excess Proceeds” will mean the product of:

(a) the Excess Proceeds, and

(b) a fraction,

(1) the numerator of which is the aggregate principal amount of the notes outstanding on the date of the Prepayment Offer, and

(2) the denominator of which is the sum of the aggregate principal amount of the notes outstanding on the date of the Prepayment Offer and the aggregate principal amount of other Debt of the Company outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to the covenant described hereunder and requiring the Company to make an offer to purchase that Debt at substantially the same time as the Prepayment Offer.

Not later than five business days after the Company is obligated to make a Prepayment Offer as described in the preceding paragraph, the Company shall send a written notice, by first-class mail, to the holders of notes, accompanied by information regarding the Company and its Subsidiaries as the Company in good faith believes will enable the holders to make an informed decision with respect to that Prepayment Offer. The notice shall state, among other things, the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date the notice is mailed.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

(a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to the Company or any other Restricted Subsidiary,

(b) make any loans or advances to the Company or any other Restricted Subsidiary, or

(c) transfer any of its Property to the Company or any other Restricted Subsidiary.

The foregoing limitations will not apply:

(1) with respect to clauses (a), (b) and (c), to restrictions:

(a) in effect on the Issue Date,

(b) relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which that Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company,

(c) that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1)(A) or (B) above or in clause (2)(A) or (B) below, provided that restriction is no less favorable to the holders of notes than those under the agreement evidencing the Debt so Refinanced,

(d) resulting from the Incurrence of any Permitted Debt described in clause (b) of the second paragraph of the covenant described under “— Limitation on Debt,” provided that the restriction is no less favorable to the holders of notes than the restrictions of the same type contained in the indenture, or

(e) constituting Standard Securitization Undertakings relating solely to, and restricting only the rights of, a Receivables Entity in connection with a Qualified Receivables Transaction, and

(2) with respect to clause (c) only, to restrictions:

(a) relating to Debt that is permitted to be Incurred and secured without also securing the notes pursuant to the covenants described under “— Limitation on Debt” and “— Limitation on Liens” that limit the right of the debtor to dispose of the Property securing that Debt,

(b) encumbering Property at the time the Property was acquired by the Company or any Restricted Subsidiary, so long as the restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of the acquisition,

(c) resulting from customary provisions restricting subletting or assignment of leases or customary provisions in other agreements (including, without limitation, intellectual property licenses entered into in the ordinary course of business) that restrict assignment of the agreements or rights thereunder, or

(d) which are customary restrictions contained in asset sale agreements limiting the transfer of Property pending the closing of the sale.

Limitation on Transactions with Affiliates

The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”), unless:

(a) the terms of such Affiliate Transaction are:

(1) set forth in writing, and

(2) no less favorable to the Company or that Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company, and

(b) if the Affiliate Transaction involves aggregate payments or value in excess of $25.0 million, the Board of Directors (including a majority of the disinterested members of the Board of Directors) approves the Affiliate Transaction and, in its good faith judgment, believes that the Affiliate Transaction complies with clauses (a)(1) and (2) of this paragraph as evidenced by a Board Resolution promptly delivered to the trustee.

Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary may enter into or suffer to exist the following:

(a) any transaction or series of transactions between the Company and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries in the ordinary course of business, provided that no more than 5% of the total voting power of the Voting Stock (on a fully diluted basis) of any such Restricted Subsidiary is owned by an Affiliate of the Company (other than a Restricted Subsidiary);

(b) any Restricted Payment permitted to be made pursuant to the covenant described under “— Limitation on Restricted Payments” or any Permitted Investment;

(c) the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of the Restricted Subsidiaries, so long as, in the case of executive officers and directors, the Board of Directors in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for the compensation to be fair consideration therefor;

(d) loans and advances to employees made in the ordinary course of business in compliance with applicable laws and consistent with the past practices of the Company or that Restricted Subsidiary, as the case may be, provided that those loans and advances do not exceed $20.0 million in the aggregate at any one time outstanding;

(e) any transaction effected as part of a Qualified Receivables Transaction or any transaction involving the transfer of accounts receivable of the type specified in the definition of “Credit Facility” and permitted under clause (b) of the second paragraph of the covenant described under “— Limitation on Debt”;

(f) the Existing Policies or any transaction contemplated thereby; and

(g) any sale of shares of Capital Stock (other than Disqualified Stock) of the Company.

Limitation on Sale and Leaseback Transactions

The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Property unless:

(a) the Company or that Restricted Subsidiary would be entitled to:

(1) Incur Debt in an amount equal to the Attributable Debt with respect to that Sale and Leaseback Transaction pursuant to the covenant described under “— Limitation on Debt,” and

(2) create a Lien on the Property securing that Attributable Debt without also securing the notes pursuant to the covenant described under “— Limitation on Liens,” and

(b) the Sale and Leaseback Transaction is effected in compliance with the covenant described under “— Limitation on Asset Sales.”

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Subsidiary of the Company to be an Unrestricted Subsidiary if:

(a) the Subsidiary to be so designated does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary, and

(b) any of the following:

(1) the Subsidiary to be so designated has total assets of $1,000 or less,

(2) if the Subsidiary has consolidated assets greater than $1,000, then the designation would be permitted under the covenant entitled “Limitation on Restricted Payments,” or

(3) the designation is effective immediately upon the entity becoming a Subsidiary of the Company.

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary; provided, however, that the Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the second immediately following paragraph will not be satisfied after giving pro forma effect to the classification or if the Person is a Subsidiary of an Unrestricted Subsidiary.

Except as provided in the first sentence of the preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. In addition, neither the Company nor any Restricted Subsidiary shall at any time be directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary in existence and classified as an Unrestricted Subsidiary at the time the Company or the Restricted Subsidiary is liable for that Debt (including any right to take enforcement action against that Unrestricted Subsidiary).

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to the designation,

(x) the Company could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under “— Limitation on Debt,” and

(y) no Default or Event of Default shall have occurred and be continuing or would result therefrom.

Any designation or redesignation of this kind by the Board of Directors will be evidenced to the trustee by filing with the trustee a Board Resolution giving effect to the designation or redesignation and an Officers’ Certificate that:

(a) certifies that the designation or redesignation complies with the foregoing provisions, and

(b) gives the effective date of the designation or redesignation, and the filing with the trustee to occur within 45 days after the end of the fiscal quarter of the Company in which the designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of the Company’s fiscal year, within 90 days after the end of that fiscal year).

Future Subsidiary Guarantors

The Company may, at any time after the Issue Date, cause one or more of its Restricted Subsidiaries to Guarantee the notes. Upon any Guarantee of the notes by a Future Guarantor, such Future Guarantor will execute and deliver to the trustee a supplemental indenture pursuant to which such Future Guarantor shall Guarantee payment of the notes.

Merger, Consolidation and Sale of Property

The Company shall not merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly Owned Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(a) the Company shall be the surviving Person (the “Surviving Person”) or the Surviving Person (if other than the Company) formed by that merger, consolidation or amalgamation or to which that sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b) the Surviving Person (if other than the Company) expressly assumes, by supplemental indenture in form satisfactory to the trustee, executed and delivered to the trustee by that Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by the Company;

(c) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of the Company, that Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(d) immediately before and after giving effect to that transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of that transaction or series of transactions as having been Incurred by the Surviving Person or the Restricted Subsidiary at the time of that transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(e) immediately after giving effect to that transaction or series of transactions on a pro forma basis, the Company or the Surviving Person, as the case may be, (i) would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described under “— Certain Covenants — Limitation on Debt” or (ii) the Consolidated Fixed Charges Coverage Ratio would be greater than such ratio immediately prior to such transaction and would be at least 1.75 to 1.0, provided, however, that this clause (e) shall not be applicable to the Company merging, consolidating or amalgamating with or into an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Debt of the Company and the Restricted Subsidiaries is not increased thereby;

(f) the Company shall deliver, or cause to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an Officers’ Certificate and an Opinion of Counsel, each stating that the transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to the transaction have been satisfied; and

(g) the Company shall have delivered to the trustee an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for Federal income tax purposes as a result of the transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that transaction had not occurred.

The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of the Company under the indenture, but the predecessor Company in the case of:

(a) a sale, transfer, assignment, conveyance or other disposition (unless that sale, transfer, assignment, conveyance or other disposition is of all the assets of the Company as an entirety or virtually as an entirety), or

(b) a lease, shall not be released from any obligation to pay the principal of, premium, if any, and interest on, the notes.

SEC Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the SEC and provide the trustee and holders of notes with annual reports and information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to those Sections, and the information, documents and reports to be so filed and provided at the times specified for the filing of the information, documents and reports under those Sections; provided, however, that (i) the Company shall not be so obligated to file the information, documents and reports with the SEC if the SEC does not permit those filings and (ii) the electronic filing with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (or any successor system providing for free public access to such filings) shall satisfy the Company’s obligation to provide such reports, information and documents to the trustee and the holders of notes.

If and so long as the Euro Notes are listed on the Official List of the Luxembourg Stock Exchange and admitted for trading on the Euro MTF Market and the rules of the Luxembourg Stock Exchange so require, copies of the reports, information and documents required under the paragraph above shall be made available at the offices of the paying agent in Luxembourg or, to the extent and in the manner permitted by such rules, or such reports, information and documents shall be posted on the official website of the Luxembourg Stock Exchange (www.bourse.lu).

Events of Default

Events of Default in respect of the notes include:

(1) failure to make the payment of any interest on the notes when the same becomes due and payable, and that failure continues for a period of 30 days;

(2) failure to make the payment of any principal of, or premium, if any, on, any of the notes when the same becomes due and payable at its Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(3) failure to comply with the covenant described under “— Merger, Consolidation and Sale of Property”;

(4) failure to comply with any other covenant or agreement in the notes or in the indenture (other than a failure that is the subject of the foregoing clause (1), (2) or (3)) and such failure continues for 30 days after written notice is given to the Company as provided below;

(5) a default under any Debt by the Company or any Restricted Subsidiary that results in acceleration of the maturity of that Debt, or failure to pay any Debt at maturity, in an aggregate amount greater than $50.0 million or its foreign currency equivalent at the time (the “cross acceleration provisions”);

(6) any judgment or judgments for the payment of money in an aggregate amount in excess of $50.0 million (or its foreign currency equivalent at the time) that shall be rendered against the Company or any Restricted Subsidiary and that shall not be waived, satisfied or discharged for any period of 30 consecutive days during which a stay of enforcement shall not be in effect (the “judgment default provisions”); and

(7) specified events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the “bankruptcy provisions”).

A Default under clause (4) is not an Event of Default until the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding notify the Company of the Default and the Company does not cure that Default within the time specified after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.”

The Company shall deliver to the trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event that with the giving of notice and the lapse of time would become an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

If an Event of Default with respect to the notes (other than an Event of Default resulting from particular events involving bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the trustee or the registered holders of not less than 25% in aggregate principal amount of notes then outstanding may declare to be immediately due and payable the principal amount of all the notes then outstanding, plus accrued but unpaid interest to the date of acceleration. In case an Event of Default resulting from events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, the amount with respect to all the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the trustee, the registered holders of a majority in aggregate principal amount of the notes then outstanding may, under some circumstances, rescind and annul the acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the indenture.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes, unless the holders shall have offered to the trustee indemnity reasonably satisfactory to it. Subject to the provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder of notes will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(a) that holder has previously given to the trustee written notice of a continuing Event of Default,

(b) the registered holders of at least 25% in aggregate principal amount of the notes then outstanding have made written request and offered indemnity to the trustee reasonably satisfactory to it to institute the proceeding as trustee, and

(c) the trustee shall not have received from the registered holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with that request and shall have failed to institute the proceeding within 60 days.

However, these limitations do not apply to a suit instituted by a holder of any note for enforcement of payment of the principal of, and premium, if any, or interest on, that note on or after the respective due dates expressed in that note.

Amendments and Waivers

Subject to some exceptions, the indenture may be amended with the consent of the registered holders of a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the notes) and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium or interest and particular covenants and provisions of the indenture which cannot be amended without the consent of each holder of an outstanding note) with the consent of the registered holders of at least a majority in aggregate principal amount of the notes then outstanding; provided, that if an amendment will only affect the Dollar Notes or the Euro Notes, only the consent of the holders of at least a majority in principal amount of the then outstanding Dollar Notes or Euro Notes (and not the consent of at least a majority of all notes), as the case may be, shall be required. However, without the consent of each holder of an outstanding note affected thereby, no amendment may, among other things,

(1) reduce the amount of notes whose holders must consent to an amendment or waiver,

(2) reduce the rate of or extend the time for payment of interest on any note,

(3) reduce the principal of or extend the Stated Maturity of any note,

(4) make any note payable in money other than that stated in such note,

(5) impair the right of any holder of the notes to receive payment of principal of and interest on that holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to that holder’s notes,

(6) subordinate the notes to any other obligation of the Company,

(7) release any security interest that may have been granted in favor of the holders of the notes other than pursuant to the terms of any agreement granting that security interest,

(8) reduce the premium payable upon the redemption of any note nor change the time at which any note may be redeemed, as described under “— Optional Redemption,”

(9) reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the notes must be repurchased pursuant to that Change of Control Offer, or

(10) at any time after the Company is obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, change the time at which the Prepayment Offer must be made or at which the notes must be repurchased pursuant thereto.

Without the consent of any holder of the notes, the Company and the trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency,

(2) provide for the assumption by a successor corporation of the obligations of the Company under the indenture,

(3) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code),

(4) add Guarantees with respect to the notes,

(5) secure the notes, to add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company,

(6) make any change that does not adversely affect the rights of any holder of the notes,

(7) comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act, or

(8) provide for the issuance of additional notes in accordance with the indenture.

The consent of the holders of the notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, the Company is required to mail to each registered holder of the notes at the holder’s address appearing in the security register a notice briefly describing the amendment. However, the failure to give this notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Defeasance

The Company at any time may terminate all its obligations under the notes and the indenture (“legal defeasance”), except for particular obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. The Company at any time may terminate:

(1) its obligations under the covenants described under “— Repurchase at the Option of Holders Upon a Change of Control” and “— Certain Covenants,”

(2) the operation of the cross acceleration provisions, the judgment default provisions and the bankruptcy provisions with respect to Significant Subsidiaries, described under “— Events of Default” above, and

(3) the limitations contained in clause (e) under the first paragraph of “— Merger, Consolidation and Sale of Property” above (“covenant defeasance”).

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4) (with respect to the covenants described under “— Certain Covenants”), (5), (6) or (7) (with respect only to Significant Subsidiaries) under “— Events of Default” above or because of the failure of the Company to comply with clause (e) under the first paragraph of “— Merger, Consolidation and Sale of Property” above. The legal defeasance option or the covenant defeasance option may be exercised only if:

(a) the Company irrevocably deposits in trust with the trustee money in U.S. dollars or U.S. dollar-denominated Government Obligations for the payment of principal of and interest (including premium, if any) on the Dollar Notes or euro or euro-denominated Governmental Obligations for the payment of principal of and interest (including premium, if any) on the Euro Notes, as the case may be, in each case to maturity or redemption;

(b) the Company delivers to the trustee a certificate of a nationally recognized accounting firm expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited Government Obligations plus any deposited money without investment will provide cash at the times and in amounts as will be sufficient to pay principal and interest (including premium, if any) when due on all the notes to maturity or redemption, as the case may be;

(c) 123 days pass after the deposit is made and during the 123-day period no Default described in clause (7) under “— Events of Default” occurs with respect to the Company or any other Person making the deposit which is continuing at the end of the period;

(d) no Default or Event of Default has occurred and is continuing on the date of the deposit and after giving effect thereto;

(e) the deposit does not constitute a default under any other agreement or instrument binding on the Company;

(f) the Company delivers to the trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(g) in the case of the legal defeasance option, the Company delivers to the trustee an Opinion of Counsel stating that:

(1) the Company has received from the Internal Revenue Service a ruling, or

(2) since the date of the indenture there has been a change in the applicable Federal income tax law, to the effect, in either case, that, and based thereon the Opinion of Counsel shall confirm that, the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if the defeasance had not occurred;

(h) in the case of the covenant defeasance option, the Company delivers to the trustee an Opinion of Counsel to the effect that the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of that covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred; and

(i) the Company delivers to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the notes have been complied with as required by the indenture.

Listing

Application has been made to admit the Euro Notes, to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. So long as the notes are listed on the Luxembourg Stock Exchange, a registrar and an agent for making payments on and transfers of notes will be maintained in Luxembourg. The Company has initially designated Dexia Banque International à Luxembourg as its agent for such purposes. As long as the Euro Notes remain outstanding, the Company shall, to the extent reasonably practicable and permitted as a matter of law, ensure that there is a paying agent for the Euro Notes in a member state of the European Union (if such a state exists) that will not be obliged to withhold or deduct tax (1) pursuant to

U.S. law in the event definitive registered Euro Notes are issued or (2) pursuant to any European Union Directive (including Council Directive 2003/48/EC on the taxation of savings income) or any law implementing or complying with or introduced in order to conform to any such Directive.

For so long as the Euro Notes are listed on the Official List of the Luxembourg Stock Exchange and admitted for trading on the Euro MTF Market, the Company will publish a notice of any change of paying agent, registrar or transfer agent in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, to the extent and in the manner permitted by such rules, post such notice on the official website of the Luxembourg Stock Exchange (www.bourse.lu).

Governing Law

The indenture and the notes will be governed by the internal laws of the State of New York without reference to principles of conflicts of law.

The Trustee

Wells Fargo Bank, National Association is the trustee under the indenture and has been appointed by the Company as U.S. Registrar and U.S. Paying Agent with regard to the Dollar Notes. Citibank, N.A., London Branch is designated as the Euro Paying Agent and has been appointed Registrar for the Euro Notes. Citibank Europe plc is the common depositary for the Euro Notes. Dexia Banque Internationale à Luxembourg has been designated as the registrar and paying agent in Luxembourg for the Euro Notes.

Except during the continuance of an Event of Default, the trustee will perform only the duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of that person’s own affairs.

Notices

Notices regarding the notes will be (a) if and so long as notes are listed on the Luxembourg Stock Exchange and the rules of such Stock Exchange shall so require, published in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, to the extent and in the manner permitted by such rules, posted on the website at the Luxembourg Stock Exchange (www.bourse.lu); and (b) sent to the trustee. If and so long as such Notes are listed on any other securities exchange, notices will also be given in accordance with any applicable requirements of such securities exchange.

Definitions

Set forth below is a summary of defined terms from the indenture that are used in this “Description of Exchange Notes.” Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

“Additional Assets” means:

(a) any Property (other than cash, cash equivalents, securities and inventory) to be owned by the Company or any Restricted Subsidiary and used in a Related Business; or

(b) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of that Capital Stock by the Company or another Restricted Subsidiary from any Person other than the Company or an Affiliate of the Company; provided, however, that, in the case of this clause (b), the Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means:

(a) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with that specified Person, or

(b) any other Person who is a director or officer of that specified Person.

For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of that Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “— Certain Covenants — Limitation on Transactions with Affiliates” and “— Limitation on Asset Sales” and the definition of “Additional Assets” only, “Affiliate” shall also mean any Beneficial Owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase that Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any Beneficial Owner pursuant to the first sentence hereof.

“Applicable Premium” means:

(1) with respect to a Dollar Note on any redemption date, the excess of (i) the present value on such redemption date of (A) the redemption price of such Dollar Note on May 15, 2015 (such redemption price being that described in “Optional Redemption — Dollar Notes” above), plus (B) all required remaining scheduled interest payments due on such Dollar Note through May 15, 2015 computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (ii) the principal amount of such Dollar Note; and

(2) with respect to a Euro Note on any redemption date, the excess of (i) the present value on such redemption date of (A) the redemption price of such Euro Note on May 15, 2014 (such redemption price being that described in “Optional Redemption — Euro Notes” above), plus (B) all required remaining scheduled interest payments due on such Euro Note through May 15, 2014, computed using a discount rate equal to the Bund Rate plus 50 basis points, over (ii) the principal amount of such Euro Note.

“Asset Sale” means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of

(a) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares),

(b) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary, or

(c) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

other than, in the case of clause (a), (b) or (c) above,

(1) any disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary,

(2) any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under “— Certain Covenants — Limitation on Restricted Payments,”

(3) any disposition effected in compliance with the first paragraph of the covenant described under “— Merger, Consolidation and Sale of Property,”

(4) a sale of accounts receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity,

(5) a transfer of accounts receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Entity in connection with a Qualified Receivables Transaction,

(6) a transfer of accounts receivable of the type specified in the definition of “Credit Facilities” that is permitted under clause (b) of the second paragraph of “— Certain Covenants — Limitation on Debt,” and

(7) any disposition that does not (together with all related dispositions) involve assets having a Fair Market Value or consideration in excess of $25.0 million.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at any date of determination,

(a) if the Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of “Capital Lease Obligation,” and

(b) in all other instances, the greater of:

(1) the Fair Market Value of the Property subject to the Sale and Leaseback Transaction, and

(2) the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in the Sale and Leaseback Transaction (including any period for which the lease has been extended).

“Average Life” means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a) the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of that Debt or redemption or similar payment with respect to that Preferred Stock multiplied by the amount of the payment by

(b) the sum of all payments of this kind.

“Beneficial Owner” means a beneficial owner as defined in Rule 13d-3 under the Exchange Act, except that:

(a) a Person will be deemed to be the Beneficial Owner of all shares that the Person has the right to acquire, whether that right is exercisable immediately or only after the passage of time,

(b) for purposes of clause (a) of the definition of “Change of Control,” Permitted Holders will be deemed to be the Beneficial Owners of any Voting Stock of a corporation or other legal entity held by any other corporation or other legal entity so long as the Permitted Holders Beneficially Own, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of that corporation or other legal entity, and

(c) for purposes of clause (b) of the definition of “Change of Control,” any “person” or “group” (as those terms are defined in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, shall be deemed to be the Beneficial Owners of any Voting Stock of a corporation or other legal entity held by any other corporation or legal entity (the “parent corporation”), so long as that person or group Beneficially Owns, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of that parent corporation.

The term “Beneficially Own” shall have a corresponding meaning.

“Bund Rate” means the yield to maturity at the time of computation of direct obligations of the Federal Republic of Germany (Bund or Bundesanleihen) with a constant maturity (as officially complied and published in the most recent financial statistics that have become publicly available at least two business days (but not more than five business days) prior to the redemption date (or, if such financial statistics are not so published or available, any publicly available source of similar market data selected by the Issuer in good faith)) most nearly equal to the period from the redemption date to May 15, 2014; provided, however that if the period from the redemption date to May 15, 2014 is not equal to the constant maturity of the direct obligations of the Federal Republic of Germany for which a weekly average yield is given, the Bund Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of direct obligations of the Federal Republic of Germany for which such yields are given, except that if the period from such redemption date to May 15, 2014 is less than one year, the weekly average yield on actually traded direct obligations of the Federal Republic of Germany adjusted to a constant maturity of one year shall be used.

“Capital Lease Obligation” means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by that obligation shall be the capitalized amount of the obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under that lease prior to the first date upon which that lease may be terminated by the lessee without payment of a penalty. For purposes of “— Certain Covenants — Limitation on Liens,” a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

“Capital Stock” means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in that Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into that equity interest.

“Capital Stock Sale Proceeds” means the aggregate net proceeds (including the Fair Market Value of property other than cash) received by the Company from the issuance or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or the Subsidiary for the benefit of their employees) by the Company of its Capital Stock (other than Disqualified Stock) after the Issue Date, net of attorneys’ fees, accountants’ fees, initial purchasers’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with the issuance or sale and net of taxes paid or payable as a result thereof.

“Change of Control” means the occurrence of any of the following events:

(a) if any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the Voting Stock of the Company; or

(b) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of the Company and the Restricted Subsidiaries, considered as a whole (other than a disposition of assets as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary or one or more Permitted Holders) shall have occurred, or the Company merges, consolidates or amalgamates with or into any other Person (other than one or more Permitted Holders) or any other Person (other than one or more Permitted Holders) merges, consolidates or amalgamates with or into the Company, in any event pursuant to a transaction in which the outstanding Voting Stock of the Company is reclassified into or exchanged for cash, securities or other Property, other than a transaction where:

(1) the outstanding Voting Stock of the Company is reclassified into or exchanged for other Voting Stock of the Company or for Voting Stock of the surviving corporation or transferee, and

(2) the holders of the Voting Stock of the Company immediately prior to the transaction own, directly or indirectly, not less than a majority of the Voting Stock of the Company or the surviving corporation or transferee immediately after the transaction and in substantially the same proportion as before the transaction; or

(c) during any period of two consecutive years, individuals who at the beginning of that period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of not less than three-fourths of the directors then still in office who were either directors at the beginning of that period or whose election or nomination for election was previously so approved or by a vote of the Voting Trustees pursuant to the terms of the Voting Trust Arrangement) cease for any reason to constitute a majority of the Board of Directors then in office; or

(d) the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commodity Price Protection Agreement” means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect that Person against fluctuations in commodity prices.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with the Company.

“Comparable Treasury Price” means, with respect to any redemption date:

(a) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the most recently published statistical release designated “H.15 (519)” (or any successor release) published by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” or

(b) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date.

“Consolidated Current Liabilities” means, as of any date of determination, the aggregate amount of liabilities of the Company and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating:

(a) all intercompany items between the Company and any Restricted Subsidiary or between Restricted Subsidiaries, and

(b) all current maturities of long-term Debt.

“Consolidated Fixed Charges” means, for any period, the total interest expense (net of interest income) of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by the Company or its Restricted Subsidiaries,

(a) interest expense recorded for such period attributable to leases constituting part of a Sale and Leaseback Transaction and to Capital Lease Obligations,

(b) amortization of debt discount,

(c) capitalized interest,

(d) non-cash interest expense,

(e) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing,

(f) net costs associated with Interest Rate Agreements (including amortization of fees) (it being understood that any net benefits associated with Interest Rate Agreements shall be included in interest income),

(g) Disqualified Stock Dividends, excluding dividends paid in Qualified Capital Stock,

(h) Preferred Stock Dividends,

(i) interest Incurred in connection with Investments in discontinued operations,

(j) interest accruing on any Debt of any other Person to the extent that Debt is Guaranteed by the Company or any Restricted Subsidiary, and

(k) the cash contributions to any employee stock ownership plan or similar trust to the extent those contributions are used by the plan or trust to pay interest or fees to any Person (other than the Company) in connection with Debt Incurred by the plan or trust.

Notwithstanding anything to the contrary contained herein, (i) amortization or write-off of debt issuance costs, deferred financing or liquidity fees, commissions, fees and expenses, call premiums, (ii) any expensing of bridge, commitment and other financing fees and (iii) commissions, discounts, yield and other fees and charges Incurred in connection with any transaction (including, without limitation, any Qualified Receivables Transaction) pursuant to which the Company or any Subsidiary of the Company may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets of the type specified in the definition of “Qualified Receivables Transaction” shall not be included in Consolidated Fixed Charges.

“Consolidated Fixed Charges Coverage Ratio” means, as of any date of determination, the ratio of:

(a) the aggregate amount of EBITDA for the most recent four consecutive fiscal quarters ending at least 45 days prior to such determination date to

(b) Consolidated Fixed Charges for those four fiscal quarters;

provided, however, that:

(1) if

(a) since the beginning of that period the Company or any Restricted Subsidiary has Incurred any Debt that remains outstanding or Repaid any Debt, or

(b) the transaction giving rise to the need to calculate the Consolidated Fixed Charges Coverage Ratio involves an Incurrence or Repayment of Debt, Consolidated Fixed Charges for that period shall be calculated after giving effect on a pro forma basis to that Incurrence or Repayment as if the Debt was Incurred or Repaid on the first day of that period, provided that, in the event of any Repayment of Debt, EBITDA for that period shall be calculated as if the Company or such Restricted Subsidiary had not earned any interest income actually earned during such period in respect of the funds used to Repay such Debt, and

(2) if

(a) since the beginning of that period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

(b) the transaction giving rise to the need to calculate the Consolidated Fixed Charges Coverage Ratio involves an Asset Sale, Investment or acquisition, or

(c) since the beginning of that period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of that period) shall have made such an Asset Sale, Investment or acquisition,

EBITDA for that period shall be calculated after giving pro forma effect to the Asset Sale, Investment or acquisition as if the Asset Sale, Investment or acquisition occurred on the first day of that period.

If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on that Debt shall be calculated as if the base interest rate in effect for the floating rate of interest on the date of determination had been the applicable base interest rate for the entire period (taking into account any Interest Rate Agreement applicable to that Debt if the applicable Interest Rate Agreement has a remaining term in excess of 12 months). In the event the Capital Stock of any Restricted Subsidiary is sold during the period, the Company shall be deemed, for purposes of clause (1) above, to have Repaid during that period the Debt of that Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for that Debt after the sale.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Subsidiaries (excluding any net income (loss) attributable to noncontrolling interests), determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(a) any net income (loss) of any Person (other than the Company) if that Person is not a Restricted Subsidiary, except that the Company’s equity in the net income of any such Person for that period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by that Person during that period to the Company or a Restricted Subsidiary as a dividend or other distribution,

(b) any gain (or loss) realized upon the sale or other disposition of any Property of the Company or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business,

(c) any gain or loss attributable to the early extinguishment of Debt,

(d) any extraordinary gain or loss or cumulative effect of a change in accounting principles to the extent disclosed separately on the consolidated statement of income,

(e) any unrealized gains or losses of the Company or its consolidated Subsidiaries on any Hedging Obligations, and

(f) any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of the Company or any Restricted Subsidiary, provided, however, that if any such shares, options or other rights are subsequently redeemed for Property other than Capital Stock of the Company that is not Disqualified Stock then the Fair Market Value of such Property shall be treated as a reduction in Consolidated Net Income during the period of such redemption.

Notwithstanding the foregoing, for purposes of the covenant described under “— Certain Covenants — Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent the dividends, repayments or transfers increase the amount of Restricted Payments permitted under that covenant pursuant to clause (c)(4) thereof.

“Consolidated Net Tangible Assets” means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Company and its consolidated Restricted Subsidiaries as the total assets (less accumulated depreciation, amortization, allowances for doubtful receivables, other applicable allowances and other properly deductible items) of the Company and its Restricted Subsidiaries, after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of (without duplication):

(a) the excess of cost over fair market value of assets or businesses acquired;

(b) any revaluation or other write-up in book value of assets subsequent to the last day of the fiscal quarter of the Company immediately preceding the Issue Date as a result of a change in the method of valuation in accordance with GAAP;

(c) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(d) noncontrolling interests in consolidated Subsidiaries held by Persons other than the Company or any Restricted Subsidiary;

(e) treasury stock;

(f) cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

(g) Investments in and assets of Unrestricted Subsidiaries.

For the avoidance of doubt any deferred tax assets that would appear on a consolidated balance sheet of the Company and its Restricted Subsidiaries shall be included in the calculation of Consolidated Net Tangible Assets.

“Consolidated Secured Leverage Ratio” means, as of any date of determination, the ratio of the aggregate amount of all Debt secured by Liens of the Company and its Restricted Subsidiaries at the end of the most recent fiscal period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Secured Leverage Ratio to the aggregate amount of EBITDA for the Company for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the Transaction Date (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”). In addition, for purposes of calculating the ratio, the entire commitment of any revolving credit facility of the Company or any Restricted Subsidiary shall be deemed to be fully drawn as of the date such agreement is executed, and thereafter the amount of such commitment shall be deemed to fully borrowed at all times for purposes of determining the ratio. In addition to and without limitation of the foregoing, for purposes of this definition, this ratio shall be calculated after giving effect to the following:

(a) if since the beginning of that period the Company or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of Property which constitutes all or substantially all of an operating unit of a business,

(b) if the transaction giving rise to the need to calculate the Consolidated Secured Leverage Ratio involves an Asset Sale, Investment or acquisition, or

(c) since the beginning of the Four Quarter Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of the Four Quarter Period) shall have made such an Asset Sale, Investment or acquisition,

EBITDA for that period shall be calculated after giving pro forma effect to the Asset Sale, Investment or acquisition as if the Asset Sale, Investment or acquisition occurred on the first day of the Four Quarter Period.

For purposes of calculating the Consolidated Secured Leverage Ratio, the entire commitment of any revolving credit facility of the Company or any Restricted Subsidiary shall be deemed outstanding.

“Consolidated Tangible Assets” means, as of any date of determination, the sum of the amounts of Consolidated Net Tangible Assets and Consolidated Current Liabilities as of such date.

“Credit Facilities” means, with respect to the Company or any Restricted Subsidiary, one or more debt or commercial paper facilities (including related Guarantees) with banks, investment banks, insurance companies, mutual funds or other institutional lenders (including the Existing Bank Credit Facilities), providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to institutional lenders or to special purpose, bankruptcy remote entities formed to borrow from institutional lenders against those receivables or inventory) or trade or standby letters of credit, in each case together with any Refinancing thereof on any basis so long as such Refinancing constitutes Debt; provided that, in the case of a transaction in which any accounts receivable are sold, conveyed or otherwise transferred by the Company or any of its subsidiaries to another Person other than a Receivables Entity, then that transaction must satisfy the following three conditions:

(a) if the transaction involves a transfer of accounts receivable with Fair Market Value equal to or greater than $25.0 million, the Board of Directors shall have determined in good faith that the transaction is economically fair and reasonable to the Company or the Subsidiary that sold, conveyed or transferred the accounts receivable,

(b) the sale, conveyance or transfer of accounts receivable by the Company or the Subsidiary is made at Fair Market Value, and

(c) the financing terms, covenants, termination events and other provisions of the transaction shall be market terms (as determined in good faith by the Board of Directors).

“Currency Exchange Protection Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect that Person against fluctuations in currency exchange rates.

“Debt” means, with respect to any Person on any date of determination (without duplication):

(a) the principal of and premium (if any) in respect of:

(1) debt of the Person for money borrowed, and

(2) debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Person is responsible or liable;

(b) all Capital Lease Obligations of the Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by the Person;

(c) all obligations of the Person issued or assumed as the deferred purchase price of Property, all conditional sale obligations of the Person and all obligations of the Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d) all obligations of the Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) through (c) above) entered into in the ordinary course of business of the Person to the extent those letters of credit are not drawn upon or, if and to the extent drawn upon, the drawing is reimbursed no later than the third Business Day following receipt by the Person of a demand for reimbursement following payment on the letter of credit);

(e) the amount of all obligations of the Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of the Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(f) all obligations of the type referred to in clauses (a) through (e) of other Persons and all dividends of other Persons for the payment of which, in either case, the Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(g) all obligations of the type referred to in clauses (a) through (f) of other Persons secured by any Lien on any Property of the Person (whether or not such obligation is assumed by the Person), the amount of such obligation being deemed to be the lesser of the value of that Property or the amount of the obligation so secured; and

(h) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Debt of any Person at any date shall be the outstanding balance at that date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at that date. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1) zero if the Hedging Obligation has been Incurred pursuant to clause (e), (f) or (g) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Debt,” or

(2) if the Hedging Obligation is not Incurred pursuant to clause (e), (f) or (g) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Debt,” then 105% of the aggregate net amount, if any, that would then be payable by the Company and any Restricted Subsidiary on a per counter-party basis pursuant to Section 6(e) of the ISDA Master Agreement (Multicurrency-Cross Border) in the form published by the International Swaps and Derivatives Association in 1992 (the “ISDA Form”), as if the date of determination were a date that constitutes or is substantially equivalent to an Early Termination Date, as defined in the ISDA Form, with respect to all transactions governed by the ISDA Form, plus the equivalent amount under the terms of any other Hedging Obligations that are not Incurred pursuant to clause (e), (f) or (g) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Debt,” each such amount to be estimated in good faith by the Company.

“Debt Issuances” means, with respect to the Company or any Restricted Subsidiary, one or more issuances after the Issue Date of Debt evidenced by notes, debentures, bonds or other similar securities or instruments.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise:

(a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(b) is or may become redeemable or repurchaseable at the option of the holder thereof, in whole or in part, or

(c) is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock, on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the notes.

“Disqualified Stock Dividends” means all dividends with respect to Disqualified Stock of the Company held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any dividend of this kind shall be equal to the quotient of the dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the Company.

“Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published by the Federal Reserve Board on the date of such determination.

“EBITDA” means, for any period, an amount equal to, for the Company and its consolidated Restricted Subsidiaries:

(a) the sum of Consolidated Net Income for that period, plus the following to the extent reducing Consolidated Net Income for that period:

(1) the provision for taxes based on income or profits or utilized in computing net loss,

(2) Consolidated Fixed Charges,

(3) depreciation,

(4) amortization of intangibles,

(5) any non-recurring expenses relating to, or arising from, any closures of facilities,

(6) restructuring costs, facilities relocation costs and acquisition integration costs and fees (including cash severance payments) made in connection with acquisitions,

(7) any non-cash impairment charge or asset write-off and the amortization of intangibles,

(8) inventory purchase accounting adjustments and amortization and impairment charges resulting from other purchase accounting adjustments in connection with acquisitions,

(9) any expenses or charges related to any offering of securities, Permitted Investments, acquisition, incurrence of Indebtedness permitted to be incurred by the indenture (whether or not successful), and

(10) any other non-cash items (other than any non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period), minus

(b) all non-cash items increasing Consolidated Net Income for that period (other than any such non-cash item to the extent that it has resulted or will result in the receipt of cash payments in any period).

“Equipment Financing Transaction” means any arrangement (together with any Refinancings thereof) with any Person pursuant to which the Company or any Restricted Subsidiary Incurs Debt secured by a Lien on equipment or equipment related property of the Company or any Restricted Subsidiary.

“Equity Offering” means (i) an underwritten public equity offering of Qualified Capital Stock of the Company pursuant to an effective registration statement under the Securities Act, or any direct or indirect parent company of the Company but only to the extent contributed to the Company in the form of Qualified Capital Stock of the Company or (ii) a private equity offering of Qualified Capital Stock of the Company, or any direct or indirect parent company of the Company but only to the extent contributed to the Company in the form of Qualified Capital Stock of the Company, other than any public offerings registered on Form S-8.

“Event of Default” has the meaning set forth under “— Events of Default.”

“Exchange Act” means the Securities Exchange Act of 1934.

“Existing Bank Credit Facilities” means, collectively, (i) the Second Amended and Restated Credit Agreement dated as of October 11, 2007, among the Company, Levi Strauss Financial Center Corporation, the financial institutions listed on the signature pages thereto and Bank of America, N.A., as agent, as amended as of the Issue Date and (ii) the Term Loan Agreement dated as of March 27, 2007, among the Company, the financial institutions listed on the signature pages thereto and Bank of America, N.A., as agent, as amended as of the Issue Date.

“Existing Policies” means (1) the Company’s estate tax repurchase policy under which the Company repurchases a portion of a deceased stockholder’s shares to generate funds for payment of estate taxes and (2) the Company’s valuation policy under which the Company obtains an annual valuation of the Company’s Voting Trust Certificates, as both policies exist at the Issue Date or as they may exist from time to time, provided that if either of these policies is materially amended after the Issue Date in a manner less favorable to the Company than the policy as existing on the Issue Date, then that amended policy shall be deemed not to be an Existing Policy.

“Fair Market Value” means, with respect to any Property, the price that could be negotiated in an arm’s length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. For purposes of the covenants described under “— Certain Covenants — Limitation on Restricted Payments” and “— Certain Covenants — Limitation on Asset Sales” and the definitions of “Qualified Receivables Transaction” and “Credit Facilities,” Fair Market Value shall be determined, except as otherwise provided,

(a) if the Property has a Fair Market Value equal to or less than $25.0 million, by any Officer of the Company, or

(b) if the Property has a Fair Market Value in excess of $25.0 million, by a majority of the Board of Directors and evidenced by a Board Resolution, dated within 12 months of the relevant transaction, delivered to the trustee.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary which is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“Future Guarantor” means any Subsidiary of the Company that provides a Guarantee of the notes at any time after the Issue Date pursuant to the covenant described above under “— Certain Covenants — Future Subsidiary Guarantors.”

“GAAP” means United States generally accepted accounting principles as in effect on the Issue Date, including those set forth in the Accounting Standards Codification of the Financial Accounting Standards Board and in the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act.

“Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America or any country that is a member of the European Union on the Issue Date (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America or such European Union country is pledged and which are not callable or redeemable at the issuer’s option.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of that Person:

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) the Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

(b) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include:

(1) endorsements for collection or deposit in the ordinary course of business, or

(2) a contractual commitment by one Person to invest in another Person for so long as the Investment is reasonably expected to constitute a Permitted Investment under clause (a), (b) or (i) of the definition of “Permitted Investment.”

The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Hedging Obligation” of any Person means any obligation of that Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of that Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any Debt or obligation on the balance sheet of that Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of that Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of that Debt; provided further, however, that any Debt or other obligations of a Person existing at the time the Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by that Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with “— Certain Covenants — Limitation on Debt,” amortization of debt discount or premium shall not be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount or at a premium, the amount of the Debt Incurred shall at all times be the aggregate principal amount at Stated Maturity.

“Independent Financial Advisor” means an investment banking firm of national standing or any third party appraiser of national standing, provided that the firm or appraiser is not an Affiliate of the Company.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate option agreement or other similar agreement or arrangement designed to protect against fluctuations in interest rates.

“Investment” by any Person means any direct or indirect loan (other than advances to customers and suppliers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of that Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person. For purposes of the covenant described under “— Certain Covenants — Limitation on Restricted Payments,” “— Certain Covenants— Designation of Restricted and Unrestricted Subsidiaries” and the definition of “Restricted Payment,” “Investment” shall include the portion (proportionate to the Company’s equity interest in the Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that the Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of that Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary of an amount (if positive) equal to:

(a) the Company’s “Investment” in that Subsidiary at the time of such redesignation, less

(b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of that Subsidiary at the time of such redesignation.

In determining the amount of any Investment made by transfer of any Property other than cash, the Property shall be valued at its Fair Market Value at the time of the Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Issue Date” means the date on which the notes in this offering are initially issued.

“Lien” means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to that Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Cash” from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of that Asset Sale or received in any other non-cash form), in each case net of:

(a) all legal, title and recording tax expenses, commissions and other fees (including, without limitation, brokers’ or investment bankers’ commissions or fees) and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of the Asset Sale,

(b) all payments made on any Debt that is secured by any Property subject to the Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to that Property, or which must by its terms, or in order to obtain a necessary consent to the Asset Sale, or by applicable law, be repaid out of the proceeds from the Asset Sale,

(c) all distributions and other payments required to be made to noncontrolling interest holders in Subsidiaries or joint ventures as a result of the Asset Sale, and

(d) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed in the Asset Sale and retained by the Company or any Restricted Subsidiary after the Asset Sale.

“Officer” means the Chief Executive Officer, the President, the Chief Financial Officer, the Vice President — Tax & Treasury, the Treasurer or the Assistant Treasurer of the Company.

“Officers’ Certificate” means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer, principal financial officer or the principal accounting officer of the Company, and delivered to the trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the trustee. The counsel may be an employee of or counsel to the Company or the trustee.

“Permitted Business” means any business that is reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged in on the Issue Date.

“Permitted Holders” means the holders of Voting Stock as of the Issue Date, together with any Voting Trustee and any Person who is a “Permitted Transferee” of the holders, as that term is defined in the Stockholders Agreement dated as of April 15, 1996 between the Company and the stockholders of the Company party thereto as that Stockholders Agreement was in effect on the Issue Date, except that transferees pursuant to Section 2.2(a)(x) of that Stockholders Agreement shall not be deemed to be Permitted Transferees for purposes of the indenture.

“Permitted Investment” means any Investment by the Company or a Restricted Subsidiary in:

(a) any Restricted Subsidiary or any Person that will, upon the making of such Investment, become a Restricted Subsidiary, provided that the primary business of the Restricted Subsidiary is a Related Business;

(b) any Person if as a result of the Investment that Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, the Company or a Restricted Subsidiary, provided that the Person’s primary business is a Related Business;

(c) Temporary Cash Investments;

(d) receivables owing to the Company or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that those trade terms may include such concessionary trade terms as the Company or the Restricted Subsidiary deems reasonable under the circumstances;

(e) payroll, travel and similar advances to cover matters that are expected at the time of those advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(f) loans and advances to employees made in the ordinary course of business in compliance with applicable laws and consistent with past practices of the Company or the applicable Restricted Subsidiary, as the case may be, provided that those loans and advances do not exceed $20.0 million at any one time outstanding;

(g) stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary or in satisfaction of judgments;

(h) any Person to the extent the Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under “— Certain Covenants — Limitation on Asset Sales”;

(i) a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing that Qualified Receivables Transaction or any related Indebtedness; provided that any Investment in a Receivables Entity is in the form of a purchase money note, contribution of additional receivables or an equity interest;

(j) customers or suppliers of the Company or any of its subsidiaries in the form of extensions of credit or transfers of property, to the extent otherwise constituting an Investment, and in the ordinary course of business and any Investments received in the ordinary course of business in satisfaction or partial satisfaction thereof;

(k) any Person if the Investments are outstanding on the Issue Date and not otherwise described in clauses (a) through (j) above;

(l) any securities, derivative instruments or other Investments of any kind that are acquired and held for the benefit of Company employees in the ordinary course of business pursuant to deferred compensation plans or arrangements approved by the board of directors; provided, however, that (i) the amount of such Investment represents funds paid or payable in respect of deferred compensation previously included as an expense in the calculation of Consolidated Net Income (and not excluded pursuant to clause (h) of the definition of Consolidated Net Income), and (ii) the terms of such Investment shall not require any additional Investment by the Company or any Restricted Subsidiary; and

(m) any Person (other than an Affiliate) in aggregate amount not to exceed the greater of (x) $150.0 million and (y) 7.5% of Consolidated Net Tangible Assets outstanding at any one time in the aggregate.

“Permitted Liens” means:

(a) Liens (including, without limitation and to the extent constituting a Lien, negative pledges) to secure Debt in an aggregate principal amount not to exceed the greater of (x) the amount permitted to be Incurred under clause (b) of the second paragraph of the covenant described under “— Certain Covenants — Limitation on Debt,” regardless of whether the Company and the Restricted Subsidiaries are actually subject to that covenant at the time the Lien is Incurred and (y) an amount that does not cause the Consolidated Secured Leverage Ratio to exceed 3.25 to 1.0;

(b) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(c) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar Liens, on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(d) Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, including banker’s liens and rights of set-off, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and the Restricted Subsidiaries taken as a whole;

(e) Liens on Property at the time the Company or any Restricted Subsidiary acquired the Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that any Lien of this kind may not extend to any other Property of the Company or any Restricted Subsidiary; provided further, however, that the Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which the Property was acquired by the Company or any Restricted Subsidiary;

(f) Liens on the Property of a Person at the time that Person becomes a Restricted Subsidiary; provided, however, that any Lien of this kind may not extend to any other Property of the Company or any other Restricted Subsidiary that is not a direct Subsidiary of that Person; provided further, however, that the Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which the Person became a Restricted Subsidiary;

(g) pledges or deposits by the Company or any Restricted Subsidiary under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(h) Liens (including, without limitation and to the extent constituting Liens, negative pledges), assignments and pledges of rights to receive premiums, interest or loss payments or otherwise arising in connection with worker’s compensation loss portfolio transfer insurance transactions or any insurance or reinsurance agreements pertaining to losses covered by insurance, and Liens (including, without limitation and to the extent constituting Liens, negative pledges) in favor of insurers or reinsurers on pledges or deposits by the Company or any Restricted Subsidiary under workmen’s compensation laws, unemployment insurance laws or similar legislation;

(i) utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(j) Liens arising out of judgments or awards against the Company or a Restricted Subsidiary with respect to which the Company or the Restricted Subsidiary shall then be proceeding with an appeal or other proceeding for review;

(k) Liens in favor of surety bonds or letters of credit issued pursuant to the request of and for the account of the Company or a Restricted Subsidiary in the ordinary course of its business, provided that these letters of credit do not constitute Debt;

(l) leases or subleases of real property granted by the Company or a Restricted Subsidiary to any other Person in the ordinary course of business and not materially impairing the use of the real property in the operation of the business of the Company or the Restricted Subsidiary;

(m) Liens (including, without limitation and to the extent constituting Liens, negative pledges) on intellectual property arising from intellectual property licenses entered into in the ordinary course of business;

(n) Liens or negative pledges attaching to or related to joint ventures engaged in a Related Business, restricting Liens on interests in those joint ventures;

(o) Liens existing on the Issue Date not otherwise described in clauses (a) through (n) above;

(p) Liens not otherwise described in clauses (a) through (o) above on (x) the Property of any Foreign Subsidiary to secure any Debt permitted to be Incurred by the Foreign Subsidiary pursuant to the covenant described under “— Certain Covenants — Limitation on Debt” and (y) the Property of the Company or any Restricted Subsidiary to secure any Debt permitted to be incurred under clause (k) of such covenant;

(q) Liens on the Property of the Company or any Restricted Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (d), (e), (f), (j) or (k) above; provided, however, that any Lien of this kind shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property) and the aggregate principal amount of Debt that is secured by the Lien shall not be increased to an amount greater than the sum of:

(1) the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (d), (e), (f), (j) or (k) above, as the case may be, at the time the original Lien became a Permitted Lien under the indenture, and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by the Company or the Restricted Subsidiary in connection with the Refinancing;

(r) Liens not otherwise permitted by clauses (a) through (q) above that are Liens permitted by the Existing Bank Credit Facilities as they exist on the Issue Date;

(s) Liens on cash or Temporary Cash Investments held as proceeds of Permitted Refinancing Debt pending the payment, purchase, defeasance or other retirement of the Debt being Refinanced; and

(t) Liens not otherwise permitted by clauses (a) through (s) above encumbering assets having an aggregate Fair Market Value not in excess of 5% of Consolidated Net Tangible Assets, as determined based on the consolidated balance sheet of the Company as of the end of the most recent fiscal quarter ending at least 45 days prior to the date the Lien shall be Incurred.

“Permitted Refinancing Debt” means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

(a) the new Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced, and

(2) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to the Refinancing,

(b) the Average Life of the new Debt is equal to or greater than the Average Life of the Debt being Refinanced,

(c) the Stated Maturity of the new Debt is no earlier than the Stated Maturity of the Debt being Refinanced, and

(d) the new Debt shall not be senior in right of payment to the Debt that is being Refinanced; provided, however, that Permitted Refinancing Debt shall not include:

(x) Debt of a Subsidiary that Refinances Debt of the Company, or

(y) Debt of the Company or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of that Person, over shares of any other class of Capital Stock issued by that Person.

“Preferred Stock Dividends” means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than the Company or a Wholly Owned Restricted Subsidiary. The amount of any dividend of this kind shall be equal to the quotient of the dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of the Preferred Stock.

“Productive Assets” means assets (other than securities and inventory) that are used or usable by the Company and its Restricted Subsidiaries in Permitted Businesses.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, as interpreted in good faith by the Board of Directors of the Company, or otherwise a calculation made in good faith by the Board of Directors of the Company, as the case may be.

“Property” means, with respect to any Person, any interest of that Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the indenture, the value of any Property shall be its Fair Market Value.

“Purchase Money Debt” means Debt:

(a) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of the Debt does not exceed the anticipated useful life of the Property being financed, and

(b) Incurred to finance the acquisition, construction or lease by the Company or a Restricted Subsidiary of the Property, including additions and improvements thereto;

provided, however, that the Debt is Incurred within 180 days after the acquisition, construction or lease of the Property by the Company or Restricted Subsidiary.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to:

(a) a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries), and

(b) any other Person (in the case of a transfer by a Receivables Entity),

or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing those accounts receivable, all contracts and all Guarantees or other obligations in respect of those accounts receivable, proceeds of those accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable; provided that:

(1) if the transaction involves a transfer of accounts receivable with Fair Market Value equal to or greater than $25.0 million, the Board of Directors shall have determined in good faith that the Qualified Receivables Transaction is economically fair and reasonable to the Company and the Receivables Entity,

(2) all sales of accounts receivable and related assets to or by the Receivables Entity are made at Fair Market Value, and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors).

The grant of a security interest in any accounts receivable of the Company or any of its Restricted Subsidiaries to secure the Credit Facilities shall not be deemed a Qualified Receivables Transaction.

“Rating Agencies” mean Moody’s and S&P.

“Real Estate Financing Transaction” means any arrangement with any Person pursuant to which the Company or any Restricted Subsidiary Incurs Debt secured by a Lien on real property of the Company or any Restricted Subsidiary and related personal property together with any Refinancings thereof.

“Receivables Entity” means a Wholly Owned Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Receivables Transaction with the Company in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to that business, and (with respect to any Receivables Entity formed after the Issue Date) which is designated by the Board of Directors (as provided below) as a Receivables Entity and

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which

(1) is Guaranteed by the Company or any Subsidiary of the Company (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings),

(2) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings, or

(3) subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or the Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, and

(c) to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve the entity’s financial condition or cause the entity to achieve certain levels of operating results other than pursuant to Standard Securitization Undertakings.

Any designation of this kind by the Board of Directors shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of the Board of Directors giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the foregoing conditions.

“Reference Treasury Dealer” means Banc of America Securities LLC, J.P. Morgan Securities Inc. and one other financial institution chosen by the Company and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Refinance” means, in respect of any Debt, to refinance, extend, renew, refund, repay, prepay, repurchase, redeem, defease or retire, or to issue other Debt, in exchange or replacement for, that Debt. “Refinanced” and “Refinancing” shall have correlative meanings.

“Related Business” means any business that is related, ancillary or complementary to the businesses of the Company and the Restricted Subsidiaries on the Issue Date.

“Repay” means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire that Debt. “Repayment” and “Repaid” shall have correlative meanings. For purposes of the covenants described under “— Certain Covenants — Limitation on Asset Sales” and “— Certain Covenants — Limitation on Debt” and the definition of “Consolidated Fixed Charges Coverage Ratio,” Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

“Restricted Payment” means:

(a) any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of the Company or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into the Company or any Restricted Subsidiary), except for any dividend or distribution that is made to the Company or the parent of the Restricted Subsidiary or any dividend or distribution payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company;

(b) the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary (other than from the Company or a Restricted Subsidiary) or any securities exchangeable for or convertible into Capital Stock of the Company or any Restricted Subsidiary, including the exercise of any option to exchange any Capital Stock (other than for or into Capital Stock of the Company that is not Disqualified Stock);

(c) the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition);

(d) any Investment (other than Permitted Investments) in any Person; or

(e) the issuance, sale or other disposition of Capital Stock of any Restricted Subsidiary to a Person other than the Company or another Restricted Subsidiary if the result thereof is that the Restricted Subsidiary shall cease to be a Restricted Subsidiary, in which event the amount of the “Restricted Payment” shall be the Fair

Market Value of the remaining interest, if any, in the former Restricted Subsidiary held by the Company and the other Restricted Subsidiaries.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Service or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers that Property to another Person and the Company or a Restricted Subsidiary leases it from that other Person together with any Refinancings thereof.

“Securities Act” means the Securities Act of 1933.

“Significant Subsidiary” means any Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are customary in an accounts receivable securitization transaction involving a comparable company.

“Stated Maturity” means, with respect to any security, the date specified in the security as the fixed date on which the payment of principal of the security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of the security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless that contingency has occurred).

“Subordinated Obligation” means any Debt of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.

“Subsidiary” means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

(a) that Person,

(b) that Person and one or more Subsidiaries of that Person, or

(c) one or more Subsidiaries of that Person.

“Temporary Cash Investments” means any of the following:

(a) Investments in U.S. Government Obligations maturing within 365 days of the date of acquisition thereof;

(b) Investments in time deposit accounts, banker’s acceptances, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500.0 million or issued by a commercial bank organized under the laws of any other country that is a member of the Organization for Economic Cooperation and Development having total assets in excess of $500.0 million (or its foreign currency equivalent at the time), and in any case whose long-term debt is rated “A-3” or “A−” or higher according to Moody’s or S&P (or a similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act));

(c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) entered into with:

(1) a bank meeting the qualifications described in clause (b) above, or

(2) any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

(d) Investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any other country that is a member of the Organization for Economic Cooperation and Development, and in any case with a rating at the time as of which any Investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P (or a similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)); and

(e) direct obligations (or certificates representing an ownership interest in such obligations) of any state of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such state is pledged and which are not callable or redeemable at the issuer’s option, provided that:

(1) the long-term debt of the state is rated “A-3” or “A−” or higher according to Moody’s or S&P (or a similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)), and

(2) the obligations mature within 180 days of the date of acquisition thereof.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the yield to maturity of the Comparable Treasury Issue, compounded semi-annually, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“2013 Notes” means the Company’s 8 5/8% senior notes due 2013.

“2015 Notes” means the Company’s 9 3/4% senior notes due 2015.

“2016 Notes” means the Company’s 8 7/8% senior notes due 2016.

“Unrestricted Subsidiary” means:

(a) any Subsidiary of the Company that is designated after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries” and is not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

(b) any Subsidiary of an Unrestricted Subsidiary.

“Voting Stock” of any Person means all classes of Capital Stock or other interests (including partnership interests, and in the case of the Company, Voting Trust Certificates) of that Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Voting Trust Arrangement” means the Voting Trust Agreement entered into as of April 15, 1996 by and among Robert D. Haas; Peter E. Haas, Sr.; Peter E. Haas, Jr.; and F. Warren Hellman as the Voting Trustees and the stockholders of the Company who are parties thereto, as it may be extended from time to time.

“Voting Trust Certificates” means those certificates issued pursuant to the Voting Trust Arrangement.

“Voting Trustees” means the persons entitled to act as voting trustees from time to time under the Voting Trust Arrangement.

“Wholly Owned Restricted Subsidiary” means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors’ qualifying shares) is at that time owned, directly or indirectly, by the Company and its other Wholly Owned Subsidiaries.

EXCHANGE OFFER; REGISTRATION RIGHTS

In this section, the words “Company,” “we,” “us” and “our” refer only to Levi Strauss & Co. and not to any of its subsidiaries. We have agreed, pursuant to a registration rights agreement with the initial purchasers for the old notes (the “Registration Rights Agreement”), for the benefit of the holders of the old notes, that we will, at our cost, (a) not later than August 4, 2010, file a registration statement (the “Exchange Offer Registration Statement”) with the SEC with respect to a registered offer to exchange the old notes for exchange notes and (b) cause the Exchange Offer Registration Statement to be declared effective under the Securities Act not later than November 2, 2010. The registration statement of which this prospectus is a part constitutes the registration statement to be filed pursuant to the Registration Rights Agreement. Upon the effectiveness of the Exchange Offer Registration Statement, we will offer the exchange notes in exchange for surrender of the old notes (the “Registered Exchange Offer”). We will keep the Registered Exchange Offer open for not less than 30 days (or longer if required by applicable law) and not more than 45 days after the date notice of the exchange offer is mailed to the holders of the old notes. For each old Euro Note surrendered to us pursuant to the Registered Exchange Offer, the holder of such old Euro Note will receive an exchange note having a principal amount equal to, and terms substantially similar to, that of the surrendered old Euro Note. For each old Dollar Note surrendered to us pursuant to the Registered Exchange Offer, the holder of such old Dollar Note will receive an exchange note having a principal amount equal to, and terms substantially similar to, that of the surrendered old Dollar Note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange thereof or, if no interest has been paid on the old note surrendered, from the date of its original issuance. Under existing SEC interpretations, the exchange notes would be freely transferable by holders of the exchange notes issued in this offering other than affiliates of the Company after the exchange offer without further registration under the Securities Act if the holder of the exchange notes represents that (1) it is acquiring the exchange notes in the ordinary course of its business, (2) that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and (3) that it is not an affiliate of the Company, as those terms are interpreted by the SEC, provided that broker-dealers (“Participating Broker-Dealers”) receiving exchange notes in the exchange offer will have a prospectus delivery requirement with respect to resales of the exchange notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in the exchange offer registration statement. Under the Registration Rights Agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the registration statement in connection with the resale of the exchange notes.

A holder of old Euro Notes (other than certain specified holders) who wishes to exchange those notes for Euro Exchange Notes in the exchange offer and each holder of old Dollar Notes (other than certain specified holders) who wishes to exchange those notes for Dollar Exchange Notes in the exchange offer will be required to represent that (1) any exchange notes to be received by it will be acquired in the ordinary course of its business, (2) that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and (3) that it is not an “affiliate” of the Company, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

In the event that (a) applicable interpretations of the staff of the SEC do not permit us to effect such a Registered Exchange Offer, (b) for any other reason the Exchange Offer Registration Statement is not declared effective by November 2, 2010 or the Registered Exchange Offer is not consummated by December 2, 2010, (c) the initial purchasers so request within 45 days of consummation of the Registered Exchange Offer with respect to old notes not eligible to be exchanged for exchange notes in the Registered Exchange Offer, or (d) any holder of old notes (other than an initial purchaser) is not eligible to participate in the Registered Exchange Offer or does not receive freely tradeable exchange notes in the Registered Exchange Offer other than by reason of the holder being an affiliate of the Company (it being understood that the requirement that a Participating Broker-Dealer deliver the prospectus contained in the Exchange Offer Registration Statement in connection with sales of exchange notes shall not result in such exchange notes being not “freely tradeable”), we will, at our cost, (1) as promptly as practicable, file a registration statement under the Securities Act covering continuous resales of the old notes (the “Shelf Registration Statement”), (2) use our reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act, and (3) use our reasonable best efforts to keep the Shelf Registration Statement effective until two years after May 6, 2010 or such shorter period that will terminate when all the old notes or exchange notes, as applicable, covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom the Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take other actions as are required to permit unrestricted resales of the old notes or the exchange notes. A holder selling old notes or the exchange notes, in each case pursuant to the Shelf Registration Statement, generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to applicable civil liability provisions under the Securities Act in connection with sales of that kind and will be bound by the provisions of the Registration Rights Agreement which are applicable to that holder (including certain indemnification obligations).

If (a) on or prior to August 4, 2010, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been filed with the SEC, (b) on or prior to November 2, 2010, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been declared effective, (c) on or prior to December 2, 2010, neither the Registered Exchange Offer has been consummated nor the Shelf Registration Statement has been declared effective, or (d) after either the Exchange Offer Registration Statement or the Shelf Registration Statement has been declared effective, the registration statement thereafter ceases to be effective or usable (subject to particular exceptions) in connection with resales of old notes or exchange notes, in each case in accordance with and during the periods specified in the Registration Rights Agreement (each event referred to in clauses (a) through (d), a “Registration Default”), interest (“Special Interest”) will accrue on the principal amount of the old notes and the exchange notes (in addition to the stated interest on the old notes and the exchange notes) from and including the date on which the Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured. Special Interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of the Registration Default and shall increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event shall the rate exceed 1.00% per annum. The foregoing is a summary of the material provisions of the Registration Rights Agreement. It does not include all of the provisions of the Registration Rights Agreement, which was filed as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the SEC on May 7, 2010.

Application will be made to have the Euro Exchange Notes listed on the Luxembourg Stock Exchange and to have the Euro Exchange Notes traded on the Euro MTF Market. In connection with the exchange offer, (1) notice will be given to the Luxembourg Stock Exchange and published once in a daily newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort) announcing the beginning of the exchange offer and, following completion of the offer, the results of the offer, (2) a Luxembourg exchange agent, through which all relevant documents with respect to the exchange offer will be made available, will be appointed, (3) the Luxembourg exchange agent will be able to perform all agency functions to be performed by any exchange agent, including providing a letter of transmittal and other relevant documents to a noteholder, accepting such documents on our behalf, accepting the definitive old Euro Notes for exchange, and delivering Euro Exchange Notes to noteholders entitled thereto, and (4) in the event that the period of the exchange offer is extended after its commencement, notice of such extension will be given to the Luxembourg Stock Exchange and published once in a daily newspaper of general circulation in Luxembourg (which is expected to be the Luxemburger Wort). Holders of Euro Exchange Notes will be able to hold their Euro Exchange Notes through Euroclear and Clearstream, Luxembourg, which are participants in DTC. The Euro Exchange Notes will be accepted for clearance through Euroclear and Clearstream, Luxembourg, a prospectus supplement will be prepared and notice will be given to the Luxembourg Stock Exchange and published in a Luxembourg newspaper announcing the results of the Euro Registered Exchange Offer, the principal amount of the old Euro Notes exchanged, the principal amount of the old Euro Notes remaining outstanding, the principal amount of the Euro Exchange Notes and the relevant Common Codes and International Securities Identification Numbers. The notices mentioned in this paragraph may also be published on the Luxembourg Stock Exchange’s website (www.bourse.lu).

BOOK-ENTRY, DELIVERY AND FORM

Dollar Exchange Notes

General

We will initially issue the Dollar Exchange Notes in the form of one or more Global Dollar Notes (the “Global Dollar Exchange Note”). The Global Exchange Dollar Note will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of DTC or its nominee. Except as set forth below, the Global Dollar Exchange Note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the Global Dollar Exchange Note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC, including Euroclear and Clearstream, Luxembourg.

We expect that pursuant to procedures established by DTC, upon the deposit of the Global Dollar Exchange Note with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of Dollar Exchange Notes represented by such Global Dollar Exchange Note to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the Global Dollar Exchange Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Dollar Exchange Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Dollar Exchange Note other than participants). All interests in a Global Dollar Exchange Note deposited with DTC are subject to the procedures and requirements of DTC.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Dollar Exchange Note.

So long as DTC (or its nominee) is the registered holder and owner of the Global Dollar Exchange Note, DTC (or its nominee) will be considered the sole legal owner and holder of the Dollar Exchange Notes evidenced by the Global Dollar Exchange Note for all purposes of the Dollar Exchange Notes and the indenture governing the exchange notes. Except as set forth below under “— Definitive Dollar Exchange Notes,” as an owner of a beneficial interest in a Global Dollar Exchange Note, you will not be entitled to have the Dollar Exchange Notes represented by the Global Dollar Exchange Note registered in your name, will not receive or be entitled to receive physical delivery of certificated Dollar Exchange Notes and will not be considered to be the owner or holder of any Dollar Exchange Notes under the Global Dollar Exchange Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Dollar Exchange Note desires to take any action that DTC, as the holder of the Global Dollar Exchange Note, is entitled to take, DTC would authorize the participants to take that action, and the participants would authorize beneficial owners owning through those participants to take the action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest on Dollar Exchange Notes represented by the Global Dollar Exchange Note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the Global Dollar Exchange Note.

We expect that DTC (or its nominee) upon receipt of any payment of principal of, premium, if any, or interest on the Global Dollar Exchange Note will credit the accounts of its participants with payments in amounts proportionate to their respective beneficial interest in the principal amount of the Global Dollar Exchange Note as shown on the records of DTC (or its nominee). We also expect that payments by participants, or indirect participants to owners of beneficial interests in the Global Dollar Exchange Note held through the participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of the participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Dollar Exchange Note for any Dollar Exchange Note or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between the participants or indirect participants and the owners of beneficial interests in the Global Dollar Exchange Note owning through the participants.

All amounts payable under the Dollar Exchange Notes will be payable in U.S. dollars, except as may otherwise be agreed between any applicable securities clearing system and any holders. Payments will be subject in all cases to any fiscal or other laws and regulations (including any regulations of any applicable securities clearing system) applicable thereto. None of the trustee, the Company, the initial purchasers or any of their respective agents shall be liable to any holder of the Global Dollar Exchange Note or other person for any commissions, costs, losses or expenses in relation to or resulting from any currency conversion or rounding effected in connection therewith. Investors may be subject to foreign exchange risks that may have important economic and tax consequences to them.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Dollar Exchange Note among participants of DTC, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. None of the trustee or the Company or any of their respective agents will have any responsibility or liability for the performance by DTC, its participants, indirect participants or intermediaries of their respective obligations under the rules and procedures governing their operations.

Definitive Dollar Exchange Notes

Subject to certain conditions, the Dollar Exchange Notes represented by the Global Dollar Exchange Note are exchangeable for certificated Dollar Exchange Notes in definitive form of like tenor in a minimum denomination of $100,000 principal amount and integral multiples of $1,000 thereafter if:

(1) DTC notifies us that it is unwilling or unable to continue as depositary for the Global Dollar Exchange Note, or DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 90 days;

(2) we in our discretion at any time determine not to have all the Dollar Exchange Notes represented by the Global Dollar Exchange Note; or

(3) a Default or Event of Default entitling the holders of the Dollar Exchange Notes to accelerate the maturity thereof has occurred and is continuing.

Any Dollar Exchange Note that is exchangeable as described above is exchangeable for certificated Dollar Exchange Notes issuable in authorized denominations and registered in such names as DTC shall direct. Subject to the foregoing, the Global Dollar Exchange Note is not exchangeable, except for a Global Dollar Exchange Note of the same aggregate denomination to be registered in the name of DTC (or its nominee).

Same-Day Payment of the Dollar Exchange Notes

The indenture governing exchange notes requires us to make payments in respect of the Dollar Exchange Notes represented by the Global Dollar Exchange Note (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address.

Euro Exchange Notes

General

The Euro Exchange Notes offered hereby are denominated in euro. We will initially issue the Euro Exchange Notes in the form of one or more Global Euro Exchange Notes (the “Global Euro Exchange Notes”). The Global Euro Exchange Notes will be deposited with Citibank, N.A., Citibank Agency and Trust, Global Transaction Services, Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB as common depository (the “Common Depository”) and registered in the name of the nominee of the common depository for the accounts of Euroclear and Clearstream, Luxembourg.

Ownership of interests in the Global Euro Exchange Note (the “Euro Book-Entry Interests”) will be limited to persons that have accounts with Euroclear and/or Clearstream, Luxembourg or persons that may hold interests through such participants. Euro Book-Entry Interests will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by Euroclear and Clearstream, Luxembourg and their participants.

Except as set forth below under “— Definitive Euro Exchange Notes,” the Euro Book-Entry Interests will not be held in definitive form. Instead, Euroclear and/or Clearstream, Luxembourg will credit on their respective book-entry registration and transfer systems a participant’s account with the interest beneficially owned by such participant. The laws of some jurisdictions, including certain states of the United States, may require that certain purchasers of securities take physical delivery of such securities in definitive form. The foregoing limitations may impair the ability to own, transfer or pledge Euro Book-Entry Interests. In addition, while the Euro Exchange Notes are in global form, “holders” of Euro Book-Entry Interests will not be considered the owners or “holders” of Euro Exchange Notes for any purpose.

So long as the Euro Exchange Notes are held in global form, Euroclear and/or Clearstream, Luxembourg, as applicable (or their respective nominees), will be considered the holders of Global Euro Exchange Notes for all purposes under the indenture governing the Euro Exchange Notes. As such, participants must rely on the procedures of Euroclear and/or Clearstream, Luxembourg and indirect participants must rely on the procedures of Euroclear and/or Clearstream, Luxembourg and the participants through which they own Euro Book-Entry Interests in order to exercise any rights of holders under the indenture governing the exchange notes.

Definitive Euro Exchange Notes

Under the terms of the indenture governing the exchange notes, owners of Euro Book-Entry Interests will receive definitive Euro Exchange Notes in registered form (“Definitive Registered Euro Exchange Notes”):

(1) if Euroclear or Clearstream, Luxembourg notify us that it is unwilling or unable to continue to act and a successor is not appointed by us within 120 days;

(2) in whole, but not in part, if we, Euroclear or Clearstream, Luxembourg so request following a default under the indenture governing the exchange notes; or

(3) if the owner of a Euro Book-Entry Interest requests such exchange in writing delivered through Euroclear and/or Clearstream, Luxembourg or us following an Event of Default under the indenture governing the exchange notes.

In such an event, the registrar will issue Definitive Registered Euro Exchange Notes, registered in the name or names and issued in any approved denominations, requested by or on behalf of Euroclear and/or Clearstream, Luxembourg or us, as applicable (in accordance with their respective customary procedures and based upon directions received from participants reflecting the beneficial ownership of Euro Book-Entry Interests), and such Definitive Registered Euro Exchange Notes will bear the restrictive legend referred to in “Notice to Investors,” unless that legend is not required by the indenture governing the exchange notes or applicable law.

Redemption of Global Euro Exchange Notes

In the event any Global Euro Exchange Note, or any portion thereof, is redeemed, Euroclear and/or Clearstream, Luxembourg, as applicable, will distribute the amount received by it in respect of the Global Euro Exchange Note so redeemed to the holders of the Euro Book-Entry Interests in such Global Euro Exchange Note from the amount received by it in respect of the redemption of such Global Euro Exchange Note. The redemption price payable in connection with the redemption of such Euro Book-Entry Interests will be equal to the amount received by Euroclear or Clearstream, Luxembourg, as applicable, in connection with the redemption of such Global Euro Exchange Note (or any portion thereof). We understand that under existing practices of Euroclear and Clearstream, Luxembourg, if fewer than all of the Euro Notes are to be redeemed at any time, Euroclear and Clearstream, Luxembourg will credit their respective participants’ accounts on a proportionate basis (with adjustments to prevent fractions) or by lot or on such other basis as they deem fair and appropriate; provided, however, that no Book-Entry Interest of less than €50,000 principal amount may be redeemed in part.

Payments on Global Euro Exchange Notes

Payments of amounts owing in respect of the Global Euro Exchange Notes (including principal, premium and interest) will be made by us to a paying agent. The paying agent will, in turn, make such payments to the common depository for Euroclear and Clearstream, Luxembourg, which will distribute such payments to participants in accordance with their respective procedures. Under the terms of the indenture governing the exchange notes, we and the trustee will treat the registered holder of the Global Euro Exchange Notes (i.e., Euroclear or Clearstream, Luxembourg (or their respective nominees)) as the owner thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we nor the trustee or any of our respective agents has or will have any responsibility or liability for:

(1) any aspects of the records of Euroclear, Clearstream, Luxembourg or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest, for any such payments made by Euroclear, Clearstream, Luxembourg or any participant or indirect participant, or for maintaining, supervising or reviewing the records of Euroclear, Clearstream, Luxembourg or any participant or indirect participant relating to or payments made on account of a Book-Entry Interest; or

(2) Euroclear, Clearstream, Luxembourg or any participant or indirect participant. Payments by participants to owners of Euro Book-Entry Interests held through participants are the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Citibank, N.A. is currently our paying agent in the City of London, England and Dexia Banque Internationale à Luxembourg is currently our paying agent in Luxembourg.

Currency and Payment for the Global Euro Exchange Notes

The principal of, premium, if any, and interest on, and all other amounts payable in respect of, the Global Euro Exchange Notes, will be paid to holders of interests in such Euro Exchange Notes through Euroclear and/or Clearstream, Luxembourg in euros.

Action by Owners of Euro Book-Entry Interests

Euroclear and Clearstream, Luxembourg have advised us that they will take any action permitted to be taken by a holder of Euro Exchange Notes only at the direction of one or more participants to whose account the Euro Book-Entry Interests in the Global Euro Exchange Notes are credited and only in respect of such portion of the aggregate principal amount of Euro Exchange Notes as to which such participant or participants has or have given such direction. Euroclear and Clearstream, Luxembourg will not exercise any discretion in the granting of consents, waivers or the taking of any other action in respect of the Global Euro Exchange Notes. However, if there is an event of default under the Euro Exchange Notes, each of Euroclear and Clearstream, Luxembourg reserves the right to exchange the Global Euro Exchange Notes for Definitive Registered Euro Exchange Notes in certificated form, and to distribute such Definitive Registered Euro Exchange Notes to their respective participants.

Transfers

Transfers between participants in Euroclear and Clearstream, Luxembourg will be done in accordance with Euroclear and Clearstream, Luxembourg’s rules and will be settled in immediately available funds. If a holder requires physical delivery of Definitive Registered Euro Exchange Notes for any reason, including to sell the Euro Exchange Notes to persons in states which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the Global Euro Exchange Notes in accordance with the normal procedures of Euroclear and Clearstream, Luxembourg and in accordance with the provisions of the indenture governing the exchange notes.

Notes issued as Definitive Registered Euro Exchange Notes may be transferred or exchanged, in whole or in part, in minimum denominations of €50,000 in principal amount. In connection with any such transfer or exchange, the indenture governing the exchange notes will require the transferring or exchanging holder to, among other things, furnish appropriate endorsements and transfer documents, to furnish information regarding the account of the transferee at Euroclear or Clearstream, Luxembourg, where appropriate, to furnish certain certificates and opinions, and to pay any taxes, duties and governmental charges in connection with such transfer or exchange. Any such transfer or exchange will be made without charge to the holder, other than any taxes, duties and governmental charges payable in connection with such transfer.

Global Clearance and Settlement Under the Book-Entry System

The Euro Exchange Notes represented by the Global Euro Exchange Notes are expected to be listed on the Luxembourg Stock Exchange and to trade on the Euro MTF Market. Transfers of interests in the Global Euro Exchange Notes between participants in Euroclear and Clearstream, Luxembourg will be affected in the ordinary way in accordance with their respective rules and operating procedures.

Although Euroclear and Clearstream, Luxembourg currently follow the foregoing procedures in order to facilitate transfers of interests in the Global Euro Exchange Notes among participants in Euroclear or Clearstream, Luxembourg, as the case may be, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or modified at any time. None of the Company, the trustee or the paying agent will have any responsibility for the performance by Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

Initial Settlement

Euro Book-Entry Interests owned through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional bonds in registered form. Euro Book-Entry Interests will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg holders on the business day following the settlement date against payment for value of the settlement date.

Secondary Market Trading

The Euro Book-Entry Interests will trade through participants of Euroclear or Clearstream, Luxembourg and will settle in same-day funds. Since the purchase determines the place of delivery, it is important to establish at the time of trading of any Euro Book-Entry Interests where both the purchaser’s and the seller’s accounts are located to ensure that settlement can be made on the desired value date.

Information Concerning Euroclear, Clearstream, Luxembourg and DTC

Euroclear and Clearstream, Luxembourg

All Euro Book-Entry Interests will be subject to the operations and procedures of Euroclear and Clearstream, Luxembourg, as applicable. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures. Euroclear and Clearstream, Luxembourg hold securities for participating organizations. They also facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in the accounts of such participants. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance, settlement, lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg interface with domestic securities markets. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear and Clearstream, Luxembourg is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear and Clearstream, Luxembourg participant, either directly or indirectly.

Because Euroclear and Clearstream, Luxembourg can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of an owner of a beneficial interest to pledge such interest to persons or entities that do not participate in the Euroclear or Clearstream, Luxembourg systems, or otherwise take actions in respect of such interest, may be limited by the lack of a definite certificate for that interest.

The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests to such persons may be limited. In addition, owners of beneficial interests through the Euroclear or Clearstream, Luxembourg systems will receive distributions attributable to the Global Euro Exchange Notes only through Euroclear or Clearstream, Luxembourg participants.

The Depository Trust Company

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and “a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

IMPORTANT U.S. FEDERAL INCOME TAX CONSIDERATIONS

This general discussion of certain U.S. federal income tax (and, if you are a Non-U.S. Holder, as defined below, certain U.S. federal estate tax) consequences applies to you if you acquired the old notes for cash in the offering of such notes, exchange the old notes for the exchange notes and hold the exchange notes as a “capital asset” under Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion, however, does not address state, local or foreign tax laws. In addition, it does not describe all of the rules which may affect the U.S. federal income tax treatment of your investment in the exchange notes. For example, special rules not discussed here may apply to you if you are:

•	a broker-dealer, a dealer in securities, or a trader in securities who elects to apply a mark-to-market method of accounting, or a financial institution;

•	an S corporation;

•	an insurance company;

•	a tax-exempt organization;

•	a person subject to the alternative minimum tax provisions of the Code;

•	a person holding the exchange notes as part of a hedge, straddle, conversion transaction or other risk reduction or constructive sale transaction;

•	a nonresident alien or foreign corporation subject to U.S. federal income tax on income or gain with respect to an exchange note because such income or gain is effectively connected with the conduct of a U.S. trade or business;

•	an expatriate of the United States; or

•	a U.S. person whose functional currency is not the U.S. dollar.

This discussion is a summary of certain U.S. federal income tax consequences that may apply to you based on current U.S. federal income tax law. This discussion is based on current provisions of the Code, U.S. Treasury regulations, published rulings, and court decisions, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) or any court will agree with the statements and conclusions in this discussion.

This discussion may not cover your particular circumstances because it does not consider foreign, state or local tax rules, disregards certain special U.S. federal tax rules, and does not describe future changes in U.S. federal tax rules. Please consult your tax advisor rather than relying on this general discussion.

Special Interest Payments

We may be obligated to pay Special Interest in certain circumstances. The obligation to make such contingent payments may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” According to applicable Treasury regulations, the possibility of any such payments will not cause the exchange notes to be treated as contingent payment debt instruments, if, as of the date the exchange notes are issued, such contingencies are considered “remote” or “incidental.” We intend to take the position that the contingencies associated with the Special Interest payment on the exchange notes should not cause the exchange notes to be subject to the contingent payment debt instrument rules. Our determination is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to successfully challenge this determination, a holder might be required to accrue interest income at a higher rate than the stated interest rate on the exchange notes, and to treat as ordinary income any gain realized on the taxable disposition of an exchange note. The remainder of this discussion assumes that the exchange notes will not be treated as contingent payment debt instruments. Holders of exchange notes should consult their own tax advisers about the tax treatment of additional payments that might be made with respect to the exchange notes.

Exchange of Old Notes for Exchange Notes

The exchange of the old notes for the exchange notes pursuant to the exchange offer will not be a taxable event. Your basis in the notes will carry over to the exchange notes received and the holding period of the exchange notes will include the holding period of old notes surrendered. The issue price and tax characteristics of the exchange notes will be the same as the issue price and tax characteristics of the old notes.

U.S. Holders

If you are a “U.S. Holder,” as defined below, this section applies to you. Otherwise, the next section, “Non-U.S. Holders,” applies to you.

Definition of U.S. Holder

You are a “U.S. Holder” if you are a beneficial owner of exchange notes that is:

•	an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation, or other entity taxable as a corporation, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a U.S. person.

If a partnership holds the exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding exchange notes, we suggest that you consult your tax advisor.

Interest

The exchange notes will not be treated as being issued with original issue discount for U.S. federal income tax purposes. As such, you must generally include interest on the exchange notes in ordinary income:

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes; or

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes.

See the discussion below under “— Foreign Currency Considerations for Euro Exchange Notes” for additional U.S. federal income tax consequences related to the Euro Exchange Notes.

Sale or Other Disposition of Exchange Notes

You must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of an exchange note. The amount of your gain or loss equals the difference between the amount you receive for the exchange note (in cash or other property, valued at fair market value), other than amounts attributable to accrued and unpaid interest on the exchange note, and your tax basis in the exchange note.

Your gain or loss will generally be a long-term capital gain or loss if you have held the exchange note for more than one year. Otherwise, it will be a short-term capital gain or loss. Non-corporate U.S. Holders generally are eligible for a reduced rate of taxation on long-term capital gain. The deductibility of capital losses is subject to limitations. Payments attributable to accrued and unpaid interest which you have not yet included in income will be taxed as ordinary income. See the discussion below under “— Foreign Currency Considerations for Euro Exchange Notes.”

Non-U.S. Holders

Definition of Non-U.S. Holder

Except as modified for estate tax purposes, a “Non-U.S. Holder” is any person who is a beneficial owner of exchange notes that is an individual, corporation, estate or trust and is not a U.S. Holder.

Interest

In general, interest income of a Non-U.S. Holder that is not effectively connected with a United States trade or business will not be subject to U.S. federal income tax. In addition, under the “portfolio interest exemption,” you will not be subject to U.S. federal withholding tax on interest paid on the exchange notes if:

•	you represent that you are the beneficial owner of exchange notes and not a U.S. person for U.S. federal income tax purposes and you provide your name and address to us or our paying agent on a properly executed IRS Form W-8 (or a suitable substitute form) signed under penalties of perjury;

•	a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the exchange notes on your behalf, certifies to us or our agent under penalty of perjury that it has received IRS Form W-8 (or a suitable substitute form) from you or from another qualifying financial institution intermediary, and provides a copy to us or our agent; or

Special certification rules apply to foreign partnerships, estates, and trusts, and in certain circumstances, certifications as to the foreign status of partners, trust owners, or beneficiaries may have to be provided to our paying agent or to us. In addition, special certification rules apply to payments made through a qualified intermediary.

You will not, however, qualify for the portfolio interest exemption described above if:

•	you own, actually or constructively, 10% or more of the total combined voting power of all classes of our capital stock which is entitled to vote;

•	you are a controlled foreign corporation with respect to which we are a “related person” within the meaning of Section 864(d)(4) of the Code; or

•	you are a bank receiving interest described in Section 881(c)(3)(A) of the Code.

If you do not claim, or do not qualify for, the benefit of the portfolio interest exemption, you will be subject to a 30% withholding tax on payments of interest made on the exchange notes unless you are able to claim the benefit of a reduced withholding tax rate under an applicable income tax treaty. The required information for claiming treaty benefits is generally submitted on IRS Form W-8BEN (or a suitable substitute form).

Except to the extent that an applicable treaty otherwise provides, a Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis with respect to interest if the interest income is effectively connected with a United States trade or business of the Non-U.S. Holder (and, in the case of certain income tax treaties, is attributable to a permanent establishment within the United States). Effectively connected interest received by a corporate Non-U.S. Holder may also, in some circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the holder delivers a properly executed IRS Form W-8 ECI (or a suitable substitute form) to the payor.

Sale or Other Disposition of Exchange Notes

You will generally not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange, redemption, retirement, or other disposition of an exchange note. You may, however, be subject to tax on such gain if (i) the gain is effectively connected with a U.S. trade or business (and in the case of certain income tax treaties, is attributable to a permanent establishment within the United States) in which case you will be subject to tax on a net income basis in the manner described above or (ii) you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you may have to pay a U.S. federal income tax of 30% (or a reduced treaty rate) on such gain. In the event that a payment is attributable to accrued interest the rules applicable to payments of interest described above will apply.

U.S. Federal Estate Taxes

If you are an individual who at death is not a citizen or resident of the United States (as specifically defined for estate tax purposes) and you qualify for the portfolio interest exemption under the rules described above when you die, the exchange notes will not be included in your estate for U.S. federal estate tax purposes.

Backup Withholding and Information Reporting

Backup withholding (currently at the rate of 28%) may apply in respect of the amounts paid to a holder of exchange notes, unless such holder provides proof of an applicable exemption or provides a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. In addition, information returns will generally be filed with the IRS in connection with payments on the exchange notes and the proceeds from a sale or other disposition (including a redemption or retirement) of the exchange notes, unless the holder provides proof of an applicable exemption from the information reporting rules.

The regulations governing information reporting and backup withholding are complex, and this summary does not completely describe them. Please consult your tax advisor to determine how the applicable regulations will affect your particular circumstances.

Foreign Currency Considerations for Euro Exchange Notes

Interest on Euro Exchange Notes

Interest payments on the Euro Exchange Notes will be taxable to U.S. Holders under the following rules.

A cash basis U.S. Holder of a Euro Exchange Note will be required to include in income the U.S. dollar value of the euro amount received as interest, determined by translating such euro amount into U.S. dollars at the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. A cash basis U.S. Holder will not recognize exchange gain or loss with respect to the receipt of euro interest payments. This U.S. dollar value will be the cash basis U.S. Holder’s tax basis in the euro.

An accrual basis U.S. Holder of a Euro Exchange Note will be required to include interest in gross income under the following rules. The U.S. Holder will be required to include in gross income the U.S. dollar value of the euro amount of interest that accrues during an accrual period, determined by translating the euro amount of accrued interest into U.S. dollars at the average exchange rate for the accrual period (or, if the accrual period spans two taxable years, at the average exchange rate for the partial period within each taxable year). However, the U.S. Holder may elect to translate accrued interest at the spot rate on the last day of the accrual period (or the last day of each portion of the accrual period in the case of an accrual period that straddles the U.S. Holder’s taxable year) or at the spot rate on the date the interest payment is received if that date is within five days of the end of the accrual period. A U.S. Holder that makes such an election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS. Accordingly, U.S. Holders should consult their own tax advisors regarding the desirability, mechanics and collateral consequences of making this election.

Upon receipt of an interest payment, including amounts received upon the disposition of a Euro Exchange Note attributable to accrued but unpaid interest, an accrual basis U.S. Holder will recognize exchange gain or loss, generally treated as ordinary income or loss (and not as interest income or expense), in an amount equal to the difference, if any, between the U.S. dollar value of such payment, determined by translating the amount of euro received at the spot rate in effect on the date received, and the U.S. dollar value of the interest income that the U.S. Holder has previously included in income with respect to such payment, regardless of whether the payment is actually converted into U.S. dollars.

Exchange Gain or Loss on Sale or Disposition of Euro Exchange Notes

If a U.S. Holder receives euros on the sale, redemption, retirement or other disposition of a Euro Exchange Note, the U.S. dollar amount realized generally will be based on the spot rate on the date of the sale, retirement or other disposition. However, if the Euro Exchange Notes are considered for tax purposes to be traded on an established securities market, a cash basis U.S. Holder or an electing accrual basis U.S. Holder will determine the U.S. dollar amount realized by translating the euros received at the spot rate on the settlement date of the sale, retirement or other disposition. If an accrual basis U.S. Holder makes this election, the election must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS. If an accrual basis U.S. Holder does not make this election, the U.S. Holder will determine the U.S. dollar equivalent of the amount realized by translating that amount at the spot rate on the date of the sale, redemption, retirement or other disposition and generally will recognize exchange gain or loss (generally treated as ordinary income or loss) equal to the difference, if any, between the U.S. dollar equivalent of the amount realized based on the spot rates in effect on the date of disposition and the settlement date.

A U.S. Holder’s initial tax basis in a Euro Exchange Note generally will be the U.S. Holder’s cost of the old note for which the Euro Exchange Note was exchanged, which will be the U.S. dollar value of the euro amount paid for such old note at the spot rate on the date of purchase. However, if the old notes were considered for tax purposes to be traded on an established securities market, a cash basis U.S. Holder or an electing accrual basis U.S. Holder will determine the U.S. dollar amount of the euro purchase price by translating the euros paid at the spot rate on the settlement date of the purchase. As described above, if an accrual basis U.S. Holder makes this election, the election must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS. If an accrual basis U.S. Holder does not make this election, the U.S. Holder will determine the U.S. dollar equivalent of the purchase price by translating that amount at the spot rate on the date of the purchase and generally will recognize exchange gain or loss (generally treated as ordinary income or loss) equal to the difference, if any, between the U.S. dollar equivalent of the purchase price based on the spot rates in effect on the date of purchase and the settlement date.

A U.S. Holder of a Euro Exchange Note will recognize exchange gain or loss attributable to the movement in exchange rates between the time of purchase of the old note for which the Euro Exchange Note was exchanged and the time of disposition, including the sale, exchange, redemption, retirement or other disposition, of the Euro Exchange Note. Gain or loss attributable to the movement of exchange rates will equal the difference between (1) the U.S. dollar value of the “euro principal amount” of the Euro Exchange Note, determined as of the date the Euro Exchange Note is disposed of (or is deemed disposed of, as described above) based on the spot rate in effect on that date, and (2) the U.S. dollar value of the euro principal amount of such Euro Exchange Note, determined on the date the U.S. Holder acquired the old note for which such Euro Exchange Note was exchanged (or is deemed to have acquired such old note, as described above) based on the spot rate in effect on that date. For this purpose, the “euro principal amount” of a Euro Exchange Note is the U.S. Holder’s purchase price for the old note for which the Euro Exchange Note was exchanged in euros. Any such gain or loss generally will be treated as ordinary income or loss, generally will be U.S. source gain or loss, and generally will not be treated as interest income or expense. The realization of any such exchange gain or loss will be limited to the amount of overall gain or loss realized by the U.S. Holder on the disposition of the Euro Exchange Note.

Exchange of Euros

Euros received by a U.S. Holder as interest on a Euro Exchange Note or on the sale, redemption, retirement or other disposition of a Euro Exchange Note generally will have a tax basis equal to the U.S. dollar value of the euros determined at the spot rate on the date the U.S. Holder receives the euros. Any gain or loss recognized by a U.S. holder on the sale or other disposition of euros generally will be treated as ordinary income or loss.

The preceding discussion of certain U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of exchanging the old notes for the exchange notes and of holding, and disposing of the exchange notes, including the consequences of any proposed change in applicable laws.

European Union Reporting and Withholding

The European Union has adopted a Directive regarding the taxation of savings income. Member States are required to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Belgium, Luxembourg and Austria will instead impose a withholding system for a transitional period.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until September 30, 2010, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

The Company will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit resulting from any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

If the undersigned is not a broker-dealer, the undersigned represents that it acquired the exchange notes in the ordinary course of its business, it is not engaged in, and does not intend to engage in, a distribution of exchange notes and it has no arrangements or understandings with any person to participate in a distribution of the exchange notes. If the undersigned is a broker-dealer that will receive exchange notes for its own account in exchange for old notes, it represents that the old notes to be exchanged for exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale of such exchange notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “under-writer” within the meaning of the Securities Act.

EXPERTS

The consolidated financial statements as of November 29, 2009, and November 30, 2008, and for each of the three years in the period ended November 29, 2009, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California.

GENERAL INFORMATION

Listing

Application will be made to list the Euro Exchange Notes on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market in accordance with the rules of that exchange. Notice of any optional redemption, change of control or any change in the rate of interest payable on the Euro Exchange Notes will be published in a Luxembourg newspaper of general circulation (which is expected to be the Luxemburger Wort) or, to the extent and in the manner permitted by the rules of the Luxembourg Stock Exchange, posted on the official website of such exchange (www.bourse.lu).

For so long as the Euro Exchange Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange require, copies of our most recent audited consolidated financial statements and any unaudited quarterly interim financial statements published by us may be inspected and obtained at the specified office of the listing agent in Luxembourg during normal business hours on any weekday.

In addition, the following documents may be inspected at the specified office of the listing agent in Luxembourg during normal business hours on any weekday:

•	our organizational documents;

•	the purchase agreement relating to the Dollar Exchange Notes and the Euro Exchange Notes; and

•	the indenture relating to the Dollar Notes and the Euro Notes (which includes the forms of the Dollar Exchange Notes and the Euro Exchange Notes).

We will maintain a paying and transfer agent in Luxembourg for as long as any of the Euro Notes are listed on the Official List of the Luxembourg Stock Exchange. We reserve the right to vary such appointment, and we will publish notice of such change of appointment in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

Our fiscal year ends on the last Sunday in November of each year. Our audited consolidated financial statements as of and for the year ended November 29, 2009 will be available free of charge at the office of our Luxembourg paying agent. With respect to each of the first, second and third quarter of our fiscal year, we file a Quarterly Report on Form 10-Q with the SEC containing our unaudited, consolidated financial statements with respect to the applicable quarter. Levi Strauss & Co. does not publish unconsolidated financial statements and has not published any quarterly report since it published its quarterly report for the fiscal quarter ended February 28, 2010.

Clearing Information

At the closing of this offering, the Euro Exchange Notes will have been accepted for clearance through the facilities of Clearstream and Euroclear and the Dollar Exchange Notes will have been accepted for clearance through the facilities of The Depository Trust Company. Relevant trading information is set forth below.

		Common
	CUSIP	Code	ISIN

Euro Exchange Notes	—	52023521	XS0520235218
Dollar Exchange Notes	52736R BB7	—	US52736RBB78

Unclaimed Funds

Subject to any applicable abandoned property law, the trustee and the paying agent shall pay to us upon request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, holders of Euro Notes entitled to the money must look to us for payment as general creditors.

Legal Information

We were founded in San Francisco in 1853. We were incorporated in Delaware on November 23, 1970 and changed our name to Levi Strauss & Co. in 1971. The nature of our business or purposes to be conducted or promoted by us is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware. Our stock is privately held primarily by descendants of the family of Levi Strauss and is not publicly traded. We are authorized to issue 280,000,000 shares of capital stock, of which 270,000,000 shares shall be shares of common stock, par value $0.01 per share, and 10,000,000 shares shall be shares of preferred stock, par value $1.00 per share. As of June 15, 2010, 37,303,998 shares of common stock were outstanding. We conduct our operations in the United States primarily through Levi Strauss & Co. and outside the United States through foreign subsidiaries owned directly or indirectly by Levi Strauss & Co.

Listing Particulars

Except as disclosed in this prospectus:

•	there has been no material adverse change in our financial position since November 29, 2009; and

•	we and our subsidiaries have not been involved in any litigation, administrative proceeding or arbitration relating to claims or amounts which are material in the context of the issue of exchange notes, and, so far as we are aware, no such litigation, administrative proceeding or arbitration is pending or threatened.

We accept responsibility for the information contained in this prospectus. To our best knowledge, except as otherwise noted, the information contained in this prospectus is in accordance with the facts and does not omit anything likely to affect the import of this prospectus.

Significant Subsidiaries

Our significant subsidiaries are as follows:

•	Levi Strauss International Inc.

•	Levi Strauss International

•	Levi Strauss & Co. Europe SCA

•	Levi Strauss Continental S.A.

•	Levi Strauss International Group Finance Coordination Services SCA

•	501 Holdings C.V.

•	505 Finance, C.V.

•	550 Holdings C.V.

•	Levi Strauss Nederland B.V.

•	Levi Strauss Asia Pacific Division Pte Ltd.

•	LVC, B.V.

•	Levi Strauss Nederland Holding B.V.

Authorization

Pursuant to resolutions dated April 21, 2010, the Board of Directors approved the issuance of the Euro Notes, authorized certain officers of the company to execute the documents related to the offering and delegated approval of the principal terms of the offering to the Pricing Committee. Pursuant to resolutions dated April 28, 2010, the Pricing Committee approved the principal terms of the offering.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	February 28,	November 29,
	2010	2009
	(Dollars in thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$315,369	$270,804
Restricted cash	3,401	3,684
Trade receivables, net of allowance for doubtful accounts of $21,667 and $22,523	455,457	552,252
Inventories:
Raw materials	6,146	6,818
Work-in-process	9,297	10,908
Finished goods	440,950	433,546

Total inventories	456,393	451,272
Deferred tax assets, net	134,477	135,508
Other current assets	103,276	92,344

Total current assets	1,468,373	1,505,864
Property, plant and equipment, net of accumulated depreciation of $659,462 and $664,891	421,941	430,070
Goodwill	239,707	241,768
Other intangible assets, net	97,020	103,198
Non-current deferred tax assets, net	587,500	601,526
Other assets	106,876	106,955

Total assets	$2,921,417	$2,989,381

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Short-term borrowings	$27,759	$18,749
Current maturities of long-term debt	—	—
Current maturities of capital leases	1,649	1,852
Accounts payable	198,059	198,220
Other accrued liabilities	211,851	271,019
Accrued salaries, wages and employee benefits	155,461	195,434
Accrued interest payable	34,431	28,709
Accrued income taxes	29,069	12,993

Total current liabilities	658,279	726,976
Long-term debt	1,793,434	1,834,151
Long-term capital leases	4,638	5,513
Postretirement medical benefits	154,566	156,834
Pension liability	378,453	382,503
Long-term employee related benefits	91,885	97,508
Long-term income tax liabilities	57,689	55,862
Other long-term liabilities	44,202	43,480

Total liabilities	3,183,146	3,302,827

Commitments and contingencies (Note 7)
Temporary equity	3,726	1,938

Stockholders’ Deficit:
Levi Strauss & Co. stockholders’ deficit
Common stock — $.01 par value; 270,000,000 shares authorized; 37,300,215 shares and 37,284,741 shares issued and outstanding	373	373
Additional paid-in capital	39,331	39,532
Accumulated deficit	(66,803)	(123,157)
Accumulated other comprehensive loss	(254,998)	(249,867)

Total Levi Strauss & Co. stockholders’ deficit	(282,097)	(333,119)
Noncontrolling interest	16,642	17,735

Total stockholders’ deficit	(265,455)	(315,384)

Total liabilities, temporary equity and stockholders’ deficit	$2,921,417	$2,989,381

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	February 28,	March 1,
	2010	2009
	(Dollars in thousands) (Unaudited)

Net sales	$1,016,007	$931,254
Licensing revenue	19,199	20,210

Net revenues	1,035,206	951,464
Cost of goods sold	502,278	506,343

Gross profit	532,928	445,121
Selling, general and administrative expenses	425,677	339,081

Operating income	107,251	106,040
Interest expense	(34,173)	(34,690)
Other income, net	12,463	2,989

Income before income taxes	85,541	74,339
Income tax expense	29,672	26,349

Net income	55,869	47,990
Net loss attributable to noncontrolling interest	485	79

Net income attributable to Levi Strauss & Co.	$56,354	$48,069

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 28,	March 1,
	2010	2009
	(Dollars in thousands)
	(Unaudited)

Cash Flows from Operating Activities:
Net income	$55,869	$47,990
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,524	17,799
Asset impairments	580	80
Gain on disposal of property, plant and equipment	(121)	(29)
Unrealized foreign exchange (gains) losses	(12,677)	604
Realized loss (gain) on settlement of forward foreign exchange contracts not designated for hedge accounting	2,364	(3,390)
Employee benefit plans’ amortization from accumulated other comprehensive loss	944	(4,891)
Employee benefit plans’ curtailment loss (gain), net	100	(1,808)
Amortization of deferred debt issuance costs	1,144	1,053
Stock-based compensation	1,586	1,524
Allowance for doubtful accounts	1,306	2,058
Change in operating assets and liabilities (excluding assets and liabilities acquired):
Trade receivables	78,826	82,096
Inventories	(20,683)	(22,476)
Other current assets	(11,326)	(2,776)
Other non-current assets	(6,103)	(1,280)
Accounts payable and other accrued liabilities	(18,224)	(70,532)
Income tax liabilities	15,591	14,946
Accrued salaries, wages and employee benefits	(38,560)	(49,103)
Long-term employee related benefits	(3,772)	(1,571)
Other long-term liabilities	3,220	(1,172)
Other, net	(61)	537

Net cash provided by operating activities	75,527	9,659

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(36,365)	(14,687)
Proceeds from sale of property, plant and equipment	914	99
(Payments) proceeds on settlement of forward foreign exchange contracts not designated for hedge accounting	(2,364)	3,390
Acquisitions, net of cash acquired	—	(3,479)
Other	(114)	—

Net cash used for investing activities	(37,929)	(14,677)

Cash Flows from Financing Activities:
Repayments of long-term debt and capital leases	(454)	(18,195)
Short-term borrowings, net	8,884	1,711
Restricted cash	(32)	(385)
Dividends to noncontrolling interest shareholders	—	(694)

Net cash provided by (used for) financing activities	8,398	(17,563)

Effect of exchange rate changes on cash and cash equivalents	(1,431)	(2,138)

Net increase (decrease) in cash and cash equivalents	44,565	(24,719)
Beginning cash and cash equivalents	270,804	210,812

Ending cash and cash equivalents	$315,369	$186,093

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$26,283	$27,550
Income taxes	16,500	9,538

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Levi Strauss & Co. (the “Company”) is one of the world’s leading branded apparel companies. The Company designs and markets jeans, casual and dress pants, tops, jackets, footwear and related accessories, for men, women and children under the Levi’s®, Dockers® and Signature by Levi Strauss & Co.tm brands. The Company markets its products in three geographic regions: Americas, Europe and Asia Pacific.

Basis of Presentation and Principles of Consolidation

The unaudited consolidated financial statements of the Company and its wholly-owned and majority-owned foreign and domestic subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (“U.S.”) for interim financial information. In the opinion of management, all adjustments necessary for a fair statement of the financial position and the results of operations for the periods presented have been included. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended November 29, 2009, included in the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission (“SEC”) on February 9, 2010.

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. Management believes the disclosures are adequate to make the information presented herein not misleading. The results of operations for the three months ended February 28, 2010, may not be indicative of the results to be expected for any other interim period or the year ending November 28, 2010.

The Company’s fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries are fixed at November 30 due to local statutory requirements. Apart from these subsidiaries, each quarter of both fiscal years 2010 and 2009 consists of 13 weeks. All references to years relate to fiscal years rather than calendar years.

Subsequent events have been evaluated through the date these financial statements were issued.

In 2010, the Company became subject to disclosure provisions which require that amounts attributable to noncontrolling interests (formerly referred to as “minority interests”) be clearly identified and presented separately from the Company’s interests in the consolidated financial statements. Accordingly, prior-year amounts relating to the 16.4% noncontrolling interest in Levi Strauss Japan K.K., the Company’s Japanese affiliate, have been reclassified to conform to the new presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes to consolidated financial statements. Estimates are based upon historical factors, current circumstances and the experience and judgment of the Company’s management. Management evaluates its estimates and assumptions on an ongoing basis and may employ outside experts to assist in its evaluations. Changes in such estimates, based on more accurate future information, or different assumptions or conditions, may affect amounts reported in future periods.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010

Recently Issued Accounting Standards

There have been no developments to recently issued accounting standards, including the expected dates of adoption and estimated effects on the Company’s consolidated financial statements, from those disclosed in the Company’s 2009 Annual Report on Form 10-K.

NOTE 2:	GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by business segment for the three months ended February 28, 2010, were as follows:

			Asia
	Americas	Europe	Pacific	Total
	(Dollars in thousands)

Balance, November 29, 2009	$207,423	$32,080	$2,265	$241,768
Additions	—	765	—	765
Foreign currency fluctuation	2	(2,772)	(56)	(2,826)

Balance, February 28, 2010	$207,425	$30,073	$2,209	$239,707

Other intangible assets, net, were as follows:

	February 28, 2010			November 29, 2009
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Value	Amortization	Total	Value	Amortization	Total
	(Dollars in thousands)

Unamortized intangible assets:
Trademarks	$42,743	$—	$42,743	$42,743	$—	$42,743
Amortized intangible assets:
Acquired contractual rights	45,964	(8,872)	37,092	46,529	(6,019)	40,510
Customer lists	20,366	(3,181)	17,185	22,340	(2,395)	19,945

	$109,073	$(12,053)	$97,020	$111,612	$(8,414)	$103,198

The estimated useful lives of the Company’s amortized intangible assets range from two to eight years. For the three months ended February 28, 2010, amortization of these intangible assets was $3.9 million, and is included in “Selling, general and administrative expenses” in the Company’s consolidated statements of income. There have been no material changes to the estimated amortization of these intangible assets for the next five fiscal years from those disclosed in the Company’s 2009 Annual Report on Form 10-K.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010

NOTE 3:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company’s financial instruments that are carried at fair value:

	February 28, 2010			November 29, 2009
		Fair Value Estimated Using			Fair Value Estimated Using
		Level 1	Level 2		Level 1	Level 2
	Fair Value	Inputs(1)	Inputs(2)	Fair Value	Inputs(1)	Inputs(2)
	(Dollars in thousands)

Financial assets carried at fair value
Rabbi trust assets	$16,994	$16,994	$—	$16,855	$16,855	$—
Forward foreign exchange contracts, net(3)	468	—	468	721	—	721

Total financial assets carried at fair value	$17,462	$16,994	$468	$17,576	$16,855	$721

Financial liabilities carried at fair value
Forward foreign exchange contracts, net(3)	$6,919	$—	$6,919	$14,519	$—	$14,519
Interest rate swap, net	751	—	751	1,451	—	1,451

Total financial liabilities carried at fair value	$7,670	$—	$7,670	$15,970	$—	$15,970

(1)	Fair values estimated using Level 1 inputs are inputs which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Rabbi trust assets consist of a diversified portfolio of equity, fixed income and other securities.

(2)	Fair values estimated using Level 2 inputs are inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For forward foreign exchange contracts, inputs include foreign currency exchange and interest rates and credit default swap prices. For the interest rate swap, for which the Company’s fair value estimate incorporates discounted future cash flows using a forward curve mid-market pricing convention, inputs include LIBOR forward rates and credit default swap prices.

(3)	The Company’s forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. (“ISDA”) master agreements. These agreements are signed between the Company and each respective financial institution, and permit the net-settlement of forward foreign exchange contracts on a per institution basis.

The following table presents the carrying value — including accrued interest — and estimated fair value of the Company’s financial instruments that are carried at adjusted historical cost:

	February 28, 2010		November 29, 2009
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value(1)	Value	Fair Value(1)
	(Dollars in thousands)

Financial liabilities carried at adjusted historical cost
Senior revolving credit facility	$108,275	$104,486	$108,489	$103,618
U.S. Dollar notes	814,355	844,453	817,824	852,067
Euro senior notes	354,541	359,665	379,935	379,935
Senior term loan	323,511	300,063	323,497	291,163
Yen-denominated Eurobonds	227,074	197,399	232,494	197,448
Short-term and other borrowings	28,298	28,298	19,027	19,027

Total financial liabilities carried at adjusted historical cost	$1,856,054	$1,834,364	$1,881,266	$1,843,258

(1)	Fair value estimate incorporates mid-market price quotes.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010

NOTE 4:	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of February 28, 2010, the Company had forward foreign exchange contracts to buy $372.7 million and to sell $121.6 million against various foreign currencies. These contracts are at various exchange rates and expire at various dates through December 2010.

The table below provides data about the carrying values of derivative instruments and non-derivative instruments designated as net investment hedges:

	February 28, 2010			November 29, 2009
	Assets	(Liabilities)		Assets	(Liabilities)
			Derivative			Derivative
	Carrying	Carrying	Net Carrying	Carrying	Carrying	Net Carrying
	Value	Value	Value	Value	Value	Value
	(Dollars in thousands)

Derivatives not designated as hedging instruments
Forward foreign exchange contracts(1)	$686	$(218)	$468	$1,189	$(468)	$721
Forward foreign exchange contracts(2)	1,860	(8,779)	(6,919)	5,675	(20,194)	(14,519)
Interest rate contracts(2)	—	(751)	(751)	—	(1,451)	(1,451)

Total derivatives not designated as hedging instruments	$2,546	$(9,748)		$6,864	$(22,113)

Non-derivatives designated as hedging instruments
Euro senior notes	$—	$(341,589)		$—	$(374,641)
Yen-denominated Eurobonds(3)	—	(87,346)		—	(92,684)

Total non-derivatives designated as hedging instruments	$—	$(428,935)		$—	$(467,325)

(1)	Included in “Other current assets” on the Company’s consolidated balance sheets.

(2)	Included in “Other accrued liabilities” on the Company’s consolidated balance sheets.

(3)	Represents the portion of the Yen-denominated Eurobonds that have been designated as a net investment hedge.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010

The table below provides data about the amount of gains and losses related to derivative instruments and non-derivative instruments designated as net investment hedges included in “Accumulated other comprehensive income (loss)” (“AOCI”) on the Company’s consolidated balance sheets, and in “Other income (expense), net” in the Company’s consolidated statements of income:

			Gain or (Loss)
			Recognized in Other Income (Expense), net
	Gain or (Loss)		(Ineffective Portion and Amount
	Recognized in AOCI		Excluded from
	(Effective Portion)		Effectiveness Testing)
	As of	As of	Three Months Ended
	February 28,	November 29,	February 28,	March 1,
	2010	2009	2010	2009
	(Dollars in thousands)

Forward foreign exchange contracts	$4,637	$4,637	$—	$—
Euro senior notes	(28,670)	(61,570)	—	—
Yen-denominated Eurobonds	(20,600)	(23,621)	4,725	2,557
Cumulative income taxes	17,547	31,237

Total	$(27,086)	$(49,317)

The table below provides data about the amount of gains and losses related to derivatives not designated as hedging instruments included in “Other income (expense), net” in the Company’s consolidated statements of income:

	Gain or (Loss) During
	Three Months Ended
	February 28,	March 1,
	2010	2009
	(Dollars in thousands)

Forward foreign exchange contracts:
Realized	$(2,364)	$3,390
Unrealized	7,347	969

Total	$4,983	$4,359

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010

NOTE 5:	DEBT

	February 28,	November 29,
	2010	2009
	(Dollars in thousands)

Long-term debt
Secured:
Senior revolving credit facility	$108,250	$108,250

Total secured	108,250	108,250

Unsecured:
8.625% Euro senior notes due 2013	341,589	374,641
Senior term loan due 2014	323,421	323,340
9.75% senior notes due 2015	446,210	446,210
8.875% senior notes due 2016	350,000	350,000
4.25% Yen-denominated Eurobonds due 2016	223,964	231,710

Total unsecured	1,685,184	1,725,901
Less: current maturities	—	—

Total long-term debt	$1,793,434	$1,834,151

Short-term debt
Short-term borrowings	$27,759	$18,749
Current maturities of long-term debt	—	—

Total short-term debt	$27,759	$18,749

Total long-term and short-term debt	$1,821,193	$1,852,900

Short-term Credit Lines and Standby Letters of Credit

As of February 28, 2010, the Company’s total availability of $273.6 million under its senior secured revolving credit facility was reduced by $80.2 million of letters of credit and other credit usage under the facility, yielding a net availability of $193.4 million. Included in the $80.2 million of letters of credit on February 28, 2010, were $13.5 million of other credit usage and $66.7 million of stand-by letters of credit with various international banks, of which $28.6 million serve as guarantees by the creditor banks to cover U.S. workers compensation claims and customs bonds. The Company pays fees on the standby letters of credit, and borrowings against the letters of credit are subject to interest at various rates.

Interest Rates on Borrowings

The Company’s weighted-average interest rate on average borrowings outstanding during the three months ended February 28, 2010, and March 1, 2009, was 7.25% and 7.52%, respectively.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010

NOTE 6:	EMPLOYEE BENEFIT PLANS

The following table summarizes the components of net periodic benefit cost (income) and the changes recognized in accumulated other comprehensive income (loss) for the Company’s defined benefit pension plans and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits
	Three Months Ended		Three Months Ended
	February 28,	March 1,	February 28,	March 1,
	2010	2009	2010	2009
	(Dollars in thousands)

Net periodic benefit cost (income):
Service cost	$1,987	$1,269	$118	$107
Interest cost	14,989	15,317	2,169	2,761
Expected return on plan assets	(11,568)	(10,522)	—	—
Amortization of prior service cost (benefit)(1)	118	198	(7,392)	(9,925)
Amortization of actuarial loss(2)	6,665	4,287	1,402	434
Curtailment loss (gain)	100	(27)	—	(1,781)
Net settlement loss	172	115	—	—

Net periodic benefit cost (income)	12,463	10,637	(3,703)	(8,404)

Changes in accumulated other comprehensive income (loss):
Actuarial loss	124	—	—	—
Amortization of prior service (cost) benefit	(118)	(198)	7,392	9,925
Amortization of actuarial loss	(6,665)	(4,287)	(1,402)	(434)
Curtailment (loss) gain	(13)	27	—	1,781
Net settlement loss	(151)	(115)	—	—

Total recognized in accumulated other comprehensive income (loss)	(6,823)	(4,573)	5,990	11,272

Total recognized in net periodic benefit cost (income) and accumulated other comprehensive income (loss)	$5,640	$6,064	$2,287	$2,868

(1)	Amortization of prior service benefit recognized during each period with respect to the Company’s postretirement benefit plans relates primarily to the favorable impact of plan amendments in February 2004 and August 2003. For the three months ended February 28, 2010, as compared to the same prior-year period, “Amortization of prior service cost (benefit)” declined in relation to the expected service lives of the employees affected by these plan changes.

(2)	For the three months ended February 28, 2010, as compared to the same prior-year period, the higher “Amortization of actuarial loss” resulted from the impact of the changes in the discount rate assumptions for the pension and postretirement benefit plans as of November 29, 2009.

NOTE 7:	COMMITMENTS AND CONTINGENCIES

Forward Foreign Exchange Contracts

The Company uses derivative instruments to manage its exposure to foreign currencies. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the forward foreign exchange

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010

contracts. However, the Company believes that its exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. Please see Note 4 for additional information.

Other Contingencies

Litigation.  There have been no material developments in the Company’s litigation matters since it filed its 2009 Annual Report on Form 10-K.

In the ordinary course of business, the Company has various pending cases involving contractual matters, employee-related matters, distribution questions, product liability claims, trademark infringement and other matters. The Company does not believe there are any of these pending legal proceedings that will have a material impact on its financial condition or results of operations or cash flows.

NOTE 8:	COMPREHENSIVE INCOME (LOSS)

The following is a summary of the components of total comprehensive income (loss), net of related income taxes:

	Three Months Ended
	February 28,	March 1,
	2010	2009
	(Dollars in thousands)

Net income	$55,869	$47,990

Other comprehensive income (loss):
Pension and postretirement benefits	(2,231)	(4,786)
Net investment hedge gains	22,231	4,042
Foreign currency translation losses	(25,755)	(14,346)
Unrealized gain (loss) on marketable securities	17	(879)

Total other comprehensive loss	(5,738)	(15,969)

Comprehensive income	50,131	32,021
Comprehensive loss attributable to noncontrolling interest	(1,092)	(440)

Comprehensive income attributable to Levi Strauss & Co.	$51,223	$32,461

The following is a summary of the components of “Accumulated other comprehensive loss,” net of related income taxes:

	February 28,	November 29,
	2010	2009
	(Dollars in thousands)

Pension and postretirement benefits	$(179,111)	$(176,880)
Net investment hedge losses	(27,086)	(49,317)
Foreign currency translation losses	(37,405)	(11,650)
Unrealized loss on marketable securities	(2,058)	(2,075)

Accumulated other comprehensive loss	(245,660)	(239,922)
Accumulated other comprehensive income attributable to noncontrolling interest	9,338	9,945

Accumulated other comprehensive loss attributable to Levi Strauss & Co.	$(254,998)	$(249,867)

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010

NOTE 9:	OTHER INCOME, NET

The following table summarizes significant components of “Other income, net”:

	Three Months Ended
	February 28,	March 1,
	2010	2009
	(Dollars in thousands)

Foreign exchange management gains	$4,983	$4,359
Foreign currency transaction gains (losses)(1)	7,176	(1,899)
Interest income	592	599
Other	(288)	(70)

Total other income, net	$12,463	$2,989

(1)	Foreign currency transaction gains in 2010 were primarily driven by the strengthening of the U.S. Dollar against the Japanese Yen and the Euro.

NOTE 10:	INCOME TAXES

The effective income tax rate was 34.7% for the three months ended February 28, 2010, compared to 35.4% for the same period ended March 1, 2009.

As of February 28, 2010, the Company’s total gross amount of unrecognized tax benefits was $163.2 million, of which $92.9 million would impact the effective tax rate, if recognized. As of November 29, 2009, the Company’s total gross amount of unrecognized tax benefits was $160.5 million, of which $92.0 million would have impacted the effective tax rate, if recognized.

NOTE 11:	RELATED PARTIES

Robert D. Haas, a director and Chairman Emeritus of the Company, is the President of the Levi Strauss Foundation, which is not a consolidated entity of the Company. During the three-month periods ended February 28, 2010, and March 1, 2009, the Company donated $0.2 million and $0.2 million, respectively, to the Levi Strauss Foundation.

NOTE 12:	BUSINESS SEGMENT INFORMATION

The Company manages its business according to three regional segments: the Americas, Europe and Asia Pacific. Each regional segment is managed by a senior executive who reports directly to the chief operating decision maker: the Company’s chief executive officer. The Company’s management, including the chief operating decision maker, manages business operations, evaluates performance and allocates resources based on the regional segments’ net revenues and operating income.

In the first quarter of 2010, accountability for information technology and marketing staff costs of a global nature, that in prior years were captured in the Company’s geographic regions, was centralized under corporate management in conjunction with the Company’s key strategy of driving productivity. Beginning in 2010, these costs have been classified as corporate expenses. These costs were not significant to any of the Company’s regional segments individually in any of the periods presented herein, and accordingly business segment information for prior years has not been revised.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2010

Business segment information for the Company is as follows:

	Three Months Ended
	February 28,	March 1,
	2010	2009
	(Dollars in thousands)

Net revenues:
Americas	$545,249	$503,862
Europe	306,123	267,336
Asia Pacific	183,834	180,266

Total net revenues	$1,035,206	$951,464

Operating income:
Americas	$76,063	$54,215
Europe	66,385	58,284
Asia Pacific	30,653	31,734

Regional operating income	173,101	144,233
Corporate expenses	65,850	38,193

Total operating income	107,251	106,040
Interest expense	(34,173)	(34,690)
Other income, net	12,463	2,989

Income before income taxes	$85,541	$74,339

NOTE 13:	SUBSEQUENT EVENT

The Patient Protection and Affordable Care Act (H.R. 3590) signed into law on March 23, 2010 (“the Act”), includes a provision eliminating the tax deductibility of retiree health care costs, to the extent of federal subsidies received by plan sponsors that provide retiree prescription drug benefits equivalent to Medicare Part D coverage. Although the provisions of this Act do not take effect immediately, the Company is required to recognize the full accounting impact in its financial statements in the period in which the Act is signed. As a result, the Company expects to record a discrete charge to income tax expense in the second quarter of 2010. The Company estimates this charge to be approximately $14 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Levi Strauss & Co.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ deficit and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Levi Strauss & Co. and its subsidiaries at November 29, 2009 and November 30, 2008, and the results of their operations and their cash flows for each of the three years in the period ended November 29, 2009, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related financial statement schedule listed in the index appearing under Item 15(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16 to the consolidated financial statements, the Company changed the manner in which it accounts for defined pension and other postretirement plans effective November 25, 2007. As discussed in Note 18 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in fiscal 2008.

PricewaterhouseCoopers LLP

San Francisco, CA
February 9, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in accounting for noncontrolling interests as discussed in Note 1 to the consolidated financial statements, as to which the date is June 22, 2010.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	November 29,	November 30,
	2009	2008
	(Dollars in thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$270,804	$210,812
Restricted cash	3,684	2,664
Trade receivables, net of allowance for doubtful accounts of $22,523 and $16,886	552,252	546,474
Inventories:
Raw materials	6,818	15,895
Work-in-process	10,908	8,867
Finished goods	433,546	517,912

Total inventories	451,272	542,674
Deferred tax assets, net	135,508	114,123
Other current assets	92,344	88,527

Total current assets	1,505,864	1,505,274
Property, plant and equipment, net of accumulated depreciation of $664,891 and $596,967	430,070	411,908
Goodwill	241,768	204,663
Other intangible assets, net	103,198	42,774
Non-current deferred tax assets, net	601,526	526,069
Other assets	106,955	86,187

Total assets	$2,989,381	$2,776,875

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Short-term borrowings	$18,749	$20,339
Current maturities of long-term debt	—	70,875
Current maturities of capital leases	1,852	1,623
Accounts payable	198,220	203,207
Restructuring liabilities	1,410	2,428
Other accrued liabilities	269,609	251,720
Accrued salaries, wages and employee benefits	195,434	194,289
Accrued interest payable	28,709	29,240
Accrued income taxes	12,993	17,909

Total current liabilities	726,976	791,630
Long-term debt	1,834,151	1,761,993
Long-term capital leases	5,513	6,183
Postretirement medical benefits	156,834	130,223
Pension liability	382,503	240,701
Long-term employee related benefits	97,508	87,704
Long-term income tax liabilities	55,862	42,794
Other long-term liabilities	43,480	46,590

Total liabilities	3,302,827	3,107,818

Commitments and contingencies (Note 14)
Temporary equity	1,938	592

Stockholders’ Deficit:
Levi Strauss & Co. stockholders’ deficit
Common stock — $.01 par value; 270,000,000 shares authorized; 37,284,741
shares and 37,278,238 shares issued and outstanding	373	373
Additional paid-in capital	39,532	53,057
Accumulated deficit	(123,157)	(275,032)
Accumulated other comprehensive loss	(249,867)	(127,915)

Total Levi Strauss & Co. stockholders’ deficit	(333,119)	(349,517)
Noncontrolling interest	17,735	17,982

Total stockholders’ deficit	(315,384)	(331,535)

Total liabilities, temporary equity and stockholders’ deficit	$2,989,381	$2,776,875

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended	Year Ended	Year Ended
	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

Net sales	$4,022,854	$4,303,075	$4,266,108
Licensing revenue	82,912	97,839	94,821

Net revenues	4,105,766	4,400,914	4,360,929
Cost of goods sold	2,132,361	2,261,112	2,318,883

Gross profit	1,973,405	2,139,802	2,042,046
Selling, general and administrative expenses	1,590,093	1,606,482	1,386,547
Restructuring charges, net	5,224	8,248	14,458

Operating income	378,088	525,072	641,041
Interest expense	(148,718)	(154,086)	(215,715)
Loss on early extinguishment of debt	—	(1,417)	(63,838)
Other income (expense), net	(39,445)	(303)	15,047

Income before income taxes	189,925	369,266	376,535
Income tax expense (benefit)	39,213	138,884	(84,759)

Net income	150,712	230,382	461,294
Net loss (income) attributable to noncontrolling interest	1,163	(1,097)	(909)

Net income attributable to Levi Strauss & Co.	$151,875	$229,285	$460,385

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE INCOME

	Levi Strauss & Co. Stockholders
				Accumulated
		Additional		Other
	Common	Paid-in	Accumulated	Comprehensive	Noncontrolling	Stockholders’
	Stock	Capital	Deficit	Income (Loss)	Interest	Deficit
	(Dollars in thousands)

Balance at November 26, 2006	$373	$89,837	$(959,478)	$(124,779)	$17,138	$(976,909)

Net income	—	—	460,385	—	909	461,294
Other comprehensive income (net of tax)	—	—	—	60,015	927	60,942

Total comprehensive income	—	—	—	—	—	522,236

Adjustment to initially apply ASC Topic No. 715-20	—	—	—	72,805	—	72,805
Stock-based compensation (net of $4,120 temporary equity)	—	2,813	—	—	—	2,813
Cash dividend paid	—	—	—	—	(3,141)	(3,141)

Balance at November 25, 2007	373	92,650	(499,093)	8,041	15,833	(382,196)

Net income	—	—	229,285	—	1,097	230,382
Other comprehensive (loss) income (net of tax)	—	—	—	(135,956)	2,166	(133,790)

Total comprehensive income	—	—	—	—	—	96,592

Cumulative impact of ASC Topic No. 740-10-25	—	—	(5,224)	—	—	(5,224)
Stock-based compensation (net of $592 temporary equity)	—	10,360	—	—	—	10,360
Cash dividend paid	—	(49,953)	—	—	(1,114)	(51,067)

Balance at November 30, 2008	373	53,057	(275,032)	(127,915)	17,982	(331,535)

Net income (loss)	—	—	151,875	—	(1,163)	150,712
Other comprehensive (loss) income (net of tax)	—	—	—	(121,952)	1,894	(120,058)

Total comprehensive income	—	—	—	—	—	30,654

Stock-based compensation (net of $1,938 temporary equity)	—	6,476	—	—	—	6,476
Cash dividend paid	—	(20,001)	—	—	(978)	(20,979)

Balance at November 29, 2009	$373	$39,532	$(123,157)	$(249,867)	$17,735	$(315,384)

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Year Ended
	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

Cash Flows from Operating Activities:
Net income	$150,712	$230,382	$461,294
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	84,603	77,983	67,514
Asset impairments	16,814	20,308	9,070
(Gain) loss on disposal of property, plant and equipment	(175)	40	444
Unrealized foreign exchange losses (gains)	14,657	50,736	(7,186)
Realized loss (gain) on settlement of forward foreign exchange contracts not designated for hedge accounting	50,760	(53,499)	16,137
Employee benefit plans’ amortization from accumulated other comprehensive loss	(19,730)	(35,995)	—
Employee benefit plans’ curtailment loss (gain), net	1,643	(5,162)	(51,575)
Write-off of unamortized costs associated with early extinguishment of debt	—	394	17,166
Amortization of deferred debt issuance costs	4,344	4,007	5,192
Stock-based compensation	7,822	6,832	4,977
Allowance for doubtful accounts	7,246	10,376	615
Deferred income taxes	(5,128)	75,827	(150,079)
Change in operating assets and liabilities (excluding assets and liabilities acquired):
Trade receivables	27,568	61,707	(18,071)
Inventories	113,014	(21,777)	40,422
Other current assets	5,626	(25,400)	19,235
Other non-current assets	(11,757)	(16,773)	(10,598)
Accounts payable and other accrued liabilities	(55,649)	(93,012)	16,168
Income tax liabilities	(3,377)	3,923	9,527
Restructuring liabilities	(2,536)	(7,376)	(8,134)
Accrued salaries, wages and employee benefits	(20,082)	(30,566)	(89,031)
Long-term employee related benefits	26,871	(35,112)	(32,634)
Other long-term liabilities	(4,452)	6,922	1,973
Other, net	(11)	44	(155)

Net cash provided by operating activities	388,783	224,809	302,271

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(82,938)	(80,350)	(92,519)
Proceeds from sale of property, plant and equipment	939	995	3,881
(Payments) proceeds on settlement of forward foreign exchange contracts not designated for hedge accounting	(50,760)	53,499	(16,137)
Acquisitions, net of cash acquired	(100,270)	(959)	(2,502)

Net cash used for investing activities	(233,029)	(26,815)	(107,277)

Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	—	—	669,006
Repayments of long-term debt and capital leases	(72,870)	(94,904)	(984,333)
Short-term borrowings, net	(2,704)	12,181	(1,711)
Debt issuance costs	—	(446)	(5,297)
Restricted cash	(602)	(1,224)	(58)
Dividends to minority interest shareholders of Levi Strauss Japan K.K.	(978)	(1,114)	(3,141)
Dividend to stockholders	(20,001)	(49,953)	—

Net cash used for financing activities	(97,155)	(135,460)	(325,534)

Effect of exchange rate changes on cash and cash equivalents	1,393	(7,636)	6,953

Net increase (decrease) in cash and cash equivalents	59,992	54,898	(123,587)
Beginning cash and cash equivalents	210,812	155,914	279,501

Ending cash and cash equivalents	$270,804	$210,812	$155,914

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$135,576	$154,103	$237,017
Income taxes	56,922	63,107	52,275

The accompanying notes are an integral part of these consolidated financial statements.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

NOTE 1:	SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Levi Strauss & Co. (“LS&Co.” or the “Company”) is one of the world’s leading branded apparel companies. The Company designs and markets jeans, casual and dress pants, tops, jackets, footwear and related accessories, for men, women and children under the Levi’s®, Dockers® and Signature by Levi Strauss & Co.tm brands. The Company markets its products in three geographic regions: Americas, Europe and Asia Pacific.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of LS&Co. and its wholly-owned and majority-owned foreign and domestic subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (“U.S.”). All significant intercompany balances and transactions have been eliminated. LS&Co. is privately held primarily by descendants of the family of its founder, Levi Strauss, and their relatives.

The Company’s fiscal year ends on the last Sunday of November in each year, although the fiscal years of certain foreign subsidiaries are fixed at November 30 due to local statutory requirements. Apart from these subsidiaries, each quarter of fiscal years 2009, 2008 and 2007 consists of 13 weeks, with the exception of the fourth quarter of 2008, which consisted of 14 weeks. All references to years relate to fiscal years rather than calendar years.

Subsequent events have been evaluated through the date these financial statements were issued.

On November 30, 2009, the Company adopted SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” which was subsequently codified by the FASB under ASC Subtopic 810-10. Subtopic 810-10 as amended establishes accounting and reporting standards for the noncontrolling interest (previously referred to as “minority interest”) in a subsidiary, and requires retrospective adoption of the presentation and disclosure requirements for existing minority interests.

These consolidated financial statements have been adjusted retrospectively to reflect the provisions of ASC Subtopic 810-10. As a result, the Company reclassified “Noncontrolling interest” from liabilities to stockholder’s deficit in the consolidated balance sheets, and reclassified “Net loss (income) attributable to noncontrolling interest” out of “Other income (expense), net” in the consolidated statements of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes to consolidated financial statements. Estimates are based upon historical factors, current circumstances and the experience and judgment of the Company’s management. Management evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in its evaluations. Changes in such estimates, based on more accurate future information, or different assumptions or conditions, may affect amounts reported in future periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at fair value.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Restricted Cash

Restricted cash primarily relates to required cash deposits for customs and rental guarantees to support the Company’s international operations.

Accounts Receivable, Net

In the normal course of business, the Company extends credit to its wholesale customers that satisfy pre-defined credit criteria. Accounts receivable, which includes receivables related to the Company’s net sales and licensing revenues, are recorded net of an allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based upon an analysis of the aging of accounts receivable at the date of the consolidated financial statements, assessments of collectibility based on historic trends, customer-specific circumstances, and an evaluation of economic conditions.

Inventory Valuation

The Company values inventories at the lower of cost or market value. Inventory cost is determined using the first-in first-out method. The Company includes product costs, labor and related overhead, sourcing costs, inbound freight, internal transfers, and the cost of operating its remaining manufacturing facilities, including the related depreciation expense, in the cost of inventories. The Company estimates quantities of slow-moving and obsolete inventory, by reviewing on-hand quantities, outstanding purchase obligations and forecasted sales. The Company determines inventory market values by estimating expected selling prices based on the Company’s historical recovery rates for slow-moving and obsolete inventory and other factors, such as market conditions, expected channel of distribution and current consumer preferences.

Income Tax Assets and Liabilities

The Company is subject to income taxes in both the U.S. and numerous foreign jurisdictions. The Company computes its provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Significant judgments are required in order to determine the realizability of these deferred tax assets. In assessing the need for a valuation allowance, the Company’s management evaluates all significant available positive and negative evidence, including historical operating results, estimates of future taxable income and the existence of prudent and feasible tax planning strategies.

The Company does not recognize deferred taxes with respect to temporary differences between the book and tax bases in its investments in foreign subsidiaries, unless it becomes apparent that these temporary differences will reverse in the foreseeable future.

The Company continuously reviews issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of its liabilities. Beginning in the first quarter of 2008, the Company evaluates uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. The second step, for those positions that meet the recognition criteria, is to measure the tax benefit as the largest amount that is more than fifty percent likely to be realized. The Company believes that its recorded tax liabilities are adequate to cover all open tax years based on its assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. To the extent that the Company’s view as to the outcome of these matters change, the Company will

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

adjust income tax expense in the period in which such determination is made. The Company classifies interest and penalties related to income taxes as income tax expense.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. The cost is depreciated on a straight-line basis over the estimated useful lives of the related assets. Buildings are depreciated over 20 to 40 years, and leasehold improvements are depreciated over the lesser of the life of the improvement or the initial lease term. Machinery and equipment includes furniture and fixtures, automobiles and trucks, and networking communication equipment, and is depreciated over a range from three to 20 years. Capitalized internal-use software is depreciated over periods ranging from three to seven years.

Goodwill and Other Intangible Assets

Goodwill resulted primarily from a 1985 acquisition of LS&Co. by Levi Strauss Associates Inc., a former parent company that was subsequently merged into the Company in 1996, and the Company’s recent acquisitions. Goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. Intangible assets are comprised of owned trademarks with indefinite useful lives which are not being amortized and acquired contractual rights and customers lists with finite lives which are being amortized over periods ranging from two to eight years.

Impairment

The Company reviews its goodwill and other non-amortized intangible assets for impairment annually in the fourth quarter of its fiscal year, or more frequently as warranted by events or changes in circumstances which indicate that the carrying amount may not be recoverable. In the Company’s impairment tests, the Company uses a two-step approach. In the first step, the Company compares the carrying value of the applicable asset or reporting unit to its fair value, which the Company estimates using a discounted cash flow analysis or by comparison with the market values of similar assets. If the carrying amount of the asset or reporting unit exceeds its estimated fair value, the Company performs the second step, and determines the impairment loss, if any, as the excess of the carrying value of the goodwill or intangible asset over its fair value.

The Company reviews its other long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If the carrying amount of an asset exceeds the expected future undiscounted cash flows, the Company measures and records an impairment loss for the excess of the carrying value of the asset over its fair value.

To determine the fair value of impaired assets, the Company utilizes the valuation technique or techniques deemed most appropriate based on the nature of the impaired asset and the data available, which may include the use of quoted market prices, prices for similar assets or other valuation techniques such as discounted future cash flows or earnings.

Debt Issuance Costs

The Company capitalizes debt issuance costs, which are included in “Other assets” in the Company’s consolidated balance sheets. These costs are amortized using the straight-line method of amortization for all debt issuances prior to 2005, which approximates the effective interest method. Costs associated with debt issuances in 2005 and later are amortized using the effective interest method. Amortization of debt issuance costs is included in “Interest expense” in the consolidated statements of income.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Restructuring Liabilities

Upon approval of a restructuring plan by management, the Company records restructuring liabilities for employee severance and related termination benefits when they become probable and estimable for recurring arrangements and on the accrual basis for one-time benefit arrangements. The Company records other costs associated with exit activities as they are incurred. The long-term portion of restructuring liabilities is included in “Other long-term liabilities” in the Company’s consolidated balance sheets.

Deferred Rent

The Company is obligated under operating leases of property for manufacturing, finishing and distribution facilities, office space, retail stores and equipment. Rental expense relating to operating leases are recognized on a straight-line basis over the lease term after consideration of lease incentives and scheduled rent escalations beginning as of the date the Company takes physical possession or control of the property. Differences between rental expense and actual rental payments are recorded as deferred rent liabilities included in “Other accrued liabilities” and “Other long-term liabilities” on the consolidated balance sheets.

Fair Value of Financial Instruments

The fair values of the Company’s financial instruments reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value estimates presented in this report are based on information available to the Company as of November 29, 2009, and November 30, 2008.

The carrying values of cash and cash equivalents, trade receivables and short-term borrowings approximate fair value. The Company has estimated the fair value of its other financial instruments using the market and income approaches. Rabbi trust assets, forward foreign exchange contracts and the interest rate swap contract are carried at their fair values. Notes, loans and borrowings under the Company’s credit facilities are carried at historical cost and adjusted for amortization of premiums or discounts, foreign currency fluctuations and principal payments.

Pension and Postretirement Benefits

The Company has several non-contributory defined benefit retirement plans covering eligible employees. The Company also provides certain health care benefits for U.S. employees who meet age, participation and length of service requirements at retirement. In addition, the Company sponsors other retirement or post-employment plans for its foreign employees in accordance with local government programs and requirements. The Company retains the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations.

The Company recognizes either an asset or a liability for any plan’s funded status in its consolidated balance sheets. The Company measures changes in funded status using actuarial models which use an attribution approach that generally spreads individual events over the estimated service lives of the employees in the plan. The attribution approach assumes that employees render service over their service lives on a relatively smooth basis and as such, presumes that the income statement effects of pension or postretirement benefit plans should follow the same pattern. The Company’s policy is to fund its retirement plans based upon actuarial recommendations and in accordance with applicable laws, income tax regulations and credit agreements. Net pension and postretirement benefit income or expense is generally determined using assumptions which include expected long-term rates of return on plan assets, discount rates, compensation rate increases and medical trend rates. The Company considers several factors including actual historical rates, expected rates and external data to determine the assumptions used in the actuarial models.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Pension benefits are primarily paid through trusts funded by the Company. The Company pays postretirement benefits to the healthcare service providers on behalf of the plan’s participants. The Company’s postretirement benefit plan provides a benefit to retirees that is at least actuarially equivalent to the benefit provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Medicare Part D”) and thus, the U.S. government provides a federal subsidy to the plan. Accordingly, the net periodic postretirement benefit cost is reduced to reflect the impact of the federal subsidy.

Employee Incentive Compensation

The Company maintains short-term and long-term employee incentive compensation plans. These plans are intended to reward eligible employees for their contributions to the Company’s short-term and long-term success. Provisions for employee incentive compensation are recorded in “Accrued salaries, wages and employee benefits” and “Long-term employee related benefits” in the Company’s consolidated balance sheets. The Company accrues the related compensation expense over the period of the plan and changes in the liabilities for these incentive plans generally correlate with the Company’s financial results and projected future financial performance.

Stock-Based Compensation

The Company has incentive plans which reward certain employees and directors with cash or equity. The amount of compensation cost for share-based payments is measured based on the fair value on the grant date of the equity or liability instruments issued, based on the estimated number of awards that are expected to vest. No compensation cost is ultimately recognized for awards for which employees do not render the requisite service and are forfeited. Compensation cost for equity instruments is recognized on a straight-line basis over the period that an employee provides service for that award, which generally is the vesting period. Liability instruments are revalued at each reporting period and compensation expense adjusted. Changes in the fair value of unvested liability instruments during the requisite service period are recognized as compensation cost on a straight-line basis over that service period. Changes in the fair value of vested liability instruments after the service period are recognized as an adjustment to compensation cost in the period of the change in fair value.

The Company’s common stock is not listed on any established stock exchange. Accordingly, the stock’s fair market value is determined by the Board based upon an independent share valuation process. Determining the fair value of the Company’s stock requires complex and subjective judgments. The valuation process includes comparison of the Company’s historical and estimated future financial results with selected publicly-traded companies, and application of an appropriate discount for the illiquidity of the stock to derive the fair value of the stock. The Company uses this valuation for, among other things, making determinations under its share-based compensation plans, such as grant date fair value of awards.

The fair value of stock-based compensation is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions including volatility. Due to the fact that the Company’s common stock is not publicly traded, the computation of expected volatility is based on the average of the historical and implied volatilities, over the expected life of the awards, of comparable companies from a representative peer group of publicly traded entities, selected based on industry and financial attributes. Other assumptions include expected life, risk-free rate of interest and dividend yield. Expected life is computed using the simplified method. The risk-free interest rate is based on zero coupon U.S. Treasury bond rates corresponding to the expected life of the awards. Dividend assumptions are based on historical experience.

Due to the job function of the award recipients, the Company has included stock-based compensation cost in “Selling, general and administrative expenses” in the consolidated statements of income.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Self-Insurance

The Company self-insures, up to certain limits, workers’ compensation risk and employee and eligible retiree medical health benefits. The Company carries insurance policies covering claim exposures which exceed predefined amounts, both per occurrence and in the aggregate, for all workers’ compensation claims and for the medical claims of active employees as well as those salaried retirees who retired after June 1, 2001. Accruals for losses are made based on the Company’s claims experience and actuarial assumptions followed in the insurance industry, including provisions for incurred but not reported losses.

Derivative Financial Instruments and Hedging Activities

The Company recognizes all derivatives as assets and liabilities at their fair values. The Company may use derivatives and establish programs from time to time to manage foreign currency and interest rate exposures that are sensitive to changes in market conditions. The instruments that we designate or that qualify for hedge accounting treatment hedge the Company’s net investment position in certain of its foreign subsidiaries and, through the first quarter of 2007, certain intercompany royalty cash flows. For these instruments, the Company documents the hedge designation by identifying the hedging instrument, the nature of the risk being hedged and the approach for measuring hedge ineffectiveness. The ineffective portions of hedges are recorded in “Other income (expense), net” in the Company’s consolidated statements of income. The gains and losses on the instruments that we designate and that qualify for hedge accounting treatment are recorded in “Accumulated other comprehensive income (loss)” in the Company’s consolidated balance sheets until the underlying has been settled and is then reclassified to earnings. Changes in the fair values of the derivative instruments that we do not designate or that do not qualify for hedge accounting are recorded in “Other income (expense), net” or “Interest expense” in the Company’s consolidated statements of income to reflect the economic risk being mitigated.

Foreign Currency

The functional currency for most of the Company’s foreign operations is the applicable local currency. For those operations, assets and liabilities are translated into U.S. Dollars using period-end exchange rates, income and expenses are translated at average monthly exchange rates, and equity accounts are translated at historical rates. Net changes resulting from such translations are recorded as a component of translation adjustments in “Accumulated other comprehensive income (loss)” in the Company’s consolidated balance sheets.

The U.S. Dollar is the functional currency for foreign operations in countries with highly inflationary economies. The translation adjustments for these entities, as applicable, are included in “Other income (expense), net” in the Company’s consolidated statements of income.

Foreign currency transactions are transactions denominated in a currency other than the entity’s functional currency. At each balance sheet date, each entity remeasures the recorded balances related to foreign-currency transactions using the period-end exchange rate. Gains or losses arising from the remeasurement of these balances are recorded in “Other income expense, net” in the Company’s consolidated statements of income. In addition, at the settlement date of foreign currency transactions, foreign currency gains and losses are recorded in “Other income (expense), net” in the Company’s consolidated statements of income to reflect the difference between the rate effective at the settlement date and the historical rate at which the transaction was originally recorded or remeasured at the balance sheet date.

Noncontrolling Interest

Noncontrolling interest includes a 16.4% minority interest of third parties in Levi Strauss Japan K.K., the Company’s Japanese affiliate.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Stockholders’ Deficit

The stockholders’ deficit primarily resulted from a 1996 recapitalization transaction in which the Company’s stockholders created new long-term governance arrangements, including a voting trust and stockholders’ agreement. As a result, shares of stock of a former parent company, Levi Strauss Associates Inc., including shares held under several employee benefit and compensation plans, were converted into the right to receive cash. The funding for the cash payments in this transaction was provided in part by cash on hand and in part from proceeds of approximately $3.3 billion of borrowings under bank credit facilities.

Revenue Recognition

Net sales is primarily comprised of sales of products to wholesale customers, including franchised stores, and direct sales to consumers at the Company’s company-operated and online stores and at the Company’s company-operated shop-in-shops located within department stores. The Company recognizes revenue on sale of product when the goods are shipped or delivered and title to the goods passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed or determinable; and collectibility is reasonably assured. The revenue is recorded net of an allowance for estimated returns, discounts and retailer promotions and other similar incentives. Licensing revenues from the use of the Company’s trademarks in connection with the manufacturing, advertising, and distribution of trademarked products by third-party licensees are earned and recognized as products are sold by licensees based on royalty rates as set forth in the licensing agreements.

The Company recognizes allowances for estimated returns in the period in which the related sale is recorded. The Company recognizes allowances for estimated discounts, retailer promotions and other similar incentives at the later of the period in which the related sale is recorded or the period in which the sales incentive is offered to the customer. The Company estimates non-volume based allowances based on historical rates as well as customer and product-specific circumstances. Sales and value-added taxes collected from customers and remitted to governmental authorities are presented on a net basis in the consolidated statements of income.

Net sales to the Company’s ten largest customers totaled approximately 36%, 37% and 42% of net revenues for 2009, 2008 and 2007, respectively. No customer represented 10% or more of net revenues in any year.

Cost of Goods Sold

Cost of goods sold includes the expenses incurred to acquire and produce inventory for sale, including product costs, labor and related overhead, sourcing costs, inbound freight, internal transfers, and the cost of operating the Company’s remaining manufacturing facilities, including the related depreciation expense. Cost of goods sold excludes depreciation expense on the Company’s other facilities. Costs relating to the Company’s licensing activities are included in “Selling, general and administrative expenses” in the consolidated statements of income.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are primarily comprised of costs relating to advertising, marketing, selling, distribution, information technology and other corporate functions. Selling costs include all occupancy costs associated with company-operated stores and with the Company’s company-operated shop-in-shops located within department stores. The Company expenses advertising costs as incurred. For 2009, 2008 and 2007, total advertising expense was $266.1 million, $297.9 million and $277.0 million, respectively. Distribution costs include costs related to receiving and inspection at distribution centers, warehousing, shipping to the Company’s customers, handling and certain other activities associated with the Company’s distribution network. These expenses totaled $185.7 million, $215.8 million and $225.2 million for 2009, 2008 and 2007, respectively.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Recently Issued Accounting Standards

The following recently issued accounting standards have been grouped by their required effective dates for the Company:

First Quarter of 2010

•	In December 2007 the FASB issued SFAS 141 (revised 2007), “Business Combinations” and in April 2009, the FASB issued FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” both of which were subsequently codified by the FASB under ASC Topic 805 (“Topic 805”). This guidance establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired and liabilities assumed (including those arising from contingencies) and any noncontrolling interest in the acquiree. Topic 805 requires assets acquired, liabilities assumed and any noncontrolling interest in the acquiree to be measured at their acquisition-date fair value (with limited exceptions). If such items are contingent upon future events, Topic 805 requires measurement at acquisition-date fair value only if it can be determined during the prescribed measurement period. If it cannot be determined during the measurement period, the asset acquired or liability assumed may only be recognized if certain criteria are met. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements, absent any material business combinations.

•	In December 2007 the FASB issued EITF Issue No. 07-1, “Accounting for Collaborative Arrangements,” which was subsequently codified by the FASB under ASC Topic 808-10 (“Topic 808-10”). Topic 808-10 defines collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items pursuant to the guidance in EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Income statement classification of payments made between participants of a collaborative arrangement are to be based on other applicable authoritative accounting literature. If the payments are not within the scope or analogy of other authoritative accounting literature, a reasonable, rational and consistent accounting policy is to be elected. This new guidance is to be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

•	In April 2008 the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which was subsequently codified by the FASB under ASC Topic 350-30 (“Topic 350”). This new guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” More specifically, it removes the requirement under paragraph 11 of SFAS 142 to consider whether an intangible asset can be renewed without substantial cost or material modifications to the existing terms and conditions and instead, requires an entity to consider its own historical experience in renewing similar arrangements. This standard also requires expanded disclosure related to the determination of intangible asset useful lives. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

•	In June 2009 the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140,” which was subsequently codified by the FASB under ASC Topic 860 (“Topic 860”). Topic 860 seeks to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. Specifically, Topic 860

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

•	In June 2009 the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” which was subsequently codified by the FASB as ASC Topic 810 (“Topic 810-10”). Topic 810 amends FASB Interpretation No. 46(R), “Variable Interest Entities” for determining whether an entity is a variable interest entity (“VIE”) and requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. Under Topic 810, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Topic 810 also requires an enterprise to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has power to direct the activities of the VIE that most significantly impact the entity’s economic performance. Topic 810 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE, requires enhanced disclosures and eliminates the scope exclusion for qualifying special-purpose entities. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

Second Quarter of 2010

•	In January 2010 the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The Company does not anticipate that the adoption of this statement will materially expand its consolidated financial statement footnote disclosures.

Fourth Quarter of 2010

•	In December 2008 the FASB issued FASB Staff Position No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which was subsequently codified by the FASB under ASC Topic 715-20-65 (“Topic 715-20-65”). This standard amends FASB Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” (“FAS 132(R)”) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional disclosure requirements under this FSP include expanded disclosures about an entity’s investment policies and strategies, the categories of plan assets, concentrations of credit risk and fair value methodologies and measurements of plan assets. The Company anticipates that the adoption of this statement will materially expand its consolidated financial statement footnote disclosures.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

First Quarter of 2011

•	In September 2009 the FASB issued Accounting Standards Update 2009-13, “Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force),” (“ASU 2009-13”). ASU 2009-13 provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated and the consideration allocation. Additionally, ASU 2009-13 requires an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price, eliminates the residual method and requires an entity to allocate revenue using the relative selling price method. ASU 2009-13 may be applied retrospectively or prospectively for new or materially modified arrangements and early adoption is permitted. The Company does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

NOTE 2:	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment (“PP&E”) were as follows:

	November 29,	November 30,
	2009	2008
	(Dollars in thousands)

Land	$30,118	$27,864
Buildings and leasehold improvements	380,601	357,203
Machinery and equipment	493,152	473,456
Capitalized internal-use software	158,630	133,593
Construction in progress	32,460	16,759

Subtotal	1,094,961	1,008,875
Accumulated depreciation	(664,891)	(596,967)

PP&E, net	$430,070	$411,908

Depreciation expense for the years ended November 29, 2009, November 30, 2008, and November 25, 2007, was $76.8 million, $78.0 million and $67.5 million, respectively.

Construction in progress at November 29, 2009, and November 30, 2008, primarily related to the installation of various information technology systems and leasehold improvements.

The Company recorded impairment charges of $11.5 million and $16.1 million, in 2009 and 2008, respectively, to reduce the carrying values of certain long-lived assets, primarily in the Americas for leasehold improvements in company-operated stores, to their estimated fair values. The remaining fair values of the impaired stores are not material. The impairment charges were recorded as “Selling, general and administrative expenses” in the Company’s consolidated statements of income.

NOTE 3:	BUSINESS ACQUISITIONS

The impact of the Company’s acquisitions during 2009 on the Company’s results of operations, as if the acquisitions had been completed as of the beginning of the periods presented, is not significant.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

The changes in the carrying amount of goodwill by business segment for the years ended November 29, 2009, and November 30, 2008, were as follows:

			Asia
	Americas	Europe	Pacific	Total
	(Dollars in thousands)

Balance, November 25, 2007	$199,905	$4,063	$2,518	$206,486
Foreign currency fluctuation	—	(1,025)	(798)	(1,823)

Balance, November 30, 2008	$199,905	$3,038	$1,720	$204,663
Additions	7,513	24,427	—	31,940
Foreign currency fluctuation	5	4,615	545	5,165

Balance, November 29, 2009	$207,423	$32,080	$2,265	$241,768

The increase in goodwill in Europe primarily resulted from the Company’s acquisition of a former distributor, which distributes and markets Levi’s® products within the Russian Federation. The Company acquired a 51% ownership interest in the business venture in December 2008, and acquired the remaining 49% in September 2009. Total purchase consideration for the acquisition was approximately $32 million. The Company preliminarily allocated the purchase price to the fair values of the tangible assets and intangible contractual rights acquired and the liabilities assumed at the acquisition date, with the difference of approximately $20 million recorded as goodwill. Cash paid for the acquisition, net of cash acquired, was $20 million.

The increase in goodwill in Europe also reflects the Company’s July 1, 2009, acquisition of a former licensee for a base purchase price of $21 million, plus a purchase price adjustment for the acquired net asset value based on the final balance sheet of the acquired business, estimated at $16 million. The Company preliminarily allocated the purchase price to the fair values of the tangible assets, intangible customer lists and contractual rights acquired, and the liabilities assumed at the acquisition date, with the difference of approximately $4 million recorded as goodwill. During 2009, the Company made payments totaling $16 million, net of cash acquired, in partial payment for this acquisition. The liability for the remaining purchase consideration, which is expected to be paid in the second quarter of 2010, is included in “Other accrued liabilities” on the Company’s consolidated balance sheet.

The increase in goodwill in the Americas resulted from the Company’s July 13, 2009, acquisition of the operating rights to 73 Levi’s® and Dockers® outlet stores from Anchor Blue Retail Group, Inc., who previously operated the stores under a license agreement with the Company. The Company preliminarily allocated the $62 million cost of the acquisition to the fair values of the tangible assets and intangible contractual rights acquired and the liabilities assumed at the acquisition date, with the difference of approximately $7 million recorded as goodwill.

Other intangible assets, net, were as follows:

	November 29, 2009			November 30, 2008
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Value	Amortization	Total	Value	Amortization	Total
	(Dollars in thousands)

Unamortized intangible assets:
Trademarks	$42,743	$—	$42,743	$42,771	$—	$42,771
Amortized intangible assets:
Acquired contractual rights	46,529	(6,019)	40,510	142	(139)	3
Customer lists	22,340	(2,395)	19,945	—	—	—

	$111,612	$(8,414)	$103,198	$42,913	$(139)	$42,774

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

The estimated useful lives of the Company’s amortized intangible assets range from two to eight years. For the year ended November 29, 2009, amortization of these intangible assets was $7.8 million. The estimated amortization of these intangible assets, which is included in “Selling, general and administrative expenses” in the Company’s consolidated statements of income, in each of the five succeeding fiscal years is approximately $16 million in 2010, $13 million in 2011, $13 million in 2012, $11 million in 2013, and $3 million in 2014.

As of November 29, 2009, there was no impairment to the carrying value of the Company’s goodwill or indefinite lived intangible assets.

NOTE 4:	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company’s financial instruments that are carried at fair value.

	November 29, 2009			November 30, 2008
		Fair Value Estimated Using			Fair Value Estimated Using
		Level 1	Level 2		Level 1	Level 2
	Fair Value	Inputs(1)	Inputs(2)	Fair Value	Inputs(1)	Inputs(2)
	(Dollars in thousands)

Financial assets carried at fair value
Rabbi trust assets	$16,855	$16,855	$—	$13,465	$13,465	$—
Forward foreign exchange contracts, net(3)	721	—	721	10,211	—	10,211

Total financial assets carried at fair value	$17,576	$16,855	$721	$23,676	$13,465	$10,211

Financial liabilities carried at fair value
Forward foreign exchange contracts, net(3)	$14,519	$—	$14,519	$5,225	$—	$5,225
Interest rate swap, net	1,451	—	1,451	1,454	—	1,454

Total financial liabilities carried at fair value	$15,970	$—	$15,970	$6,679	$—	$6,679

(1)	Fair values estimated using Level 1 inputs, which consist of quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Rabbi trust assets consist of a diversified portfolio of equity, fixed income and other securities. See Note 12 for more information on rabbi trust assets.

(2)	Fair values estimated using Level 2 inputs are inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly and include among other things, quoted prices for similar assets or liabilities in markets that are active or inactive as well as inputs other than quoted prices that are observable. For forward foreign exchange contracts, inputs include foreign currency exchange and interest rates and credit default swap prices. For the interest rate swap, for which the Company’s fair value estimate incorporates discounted future cash flows using a forward curve mid-market pricing convention, inputs include LIBOR forward rates and credit default swap prices.

(3)	The Company’s forward foreign exchange contracts are subject to International Swaps and Derivatives Association, Inc. (“ISDA”) master agreements. These agreements are signed between the Company and each respective financial institution, and permit the net-settlement of forward foreign exchange contracts on a per institution basis.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

The following table presents the carrying value — including accrued interest as applicable — and estimated fair value of the Company’s financial instruments that are carried at adjusted historical cost.

	November 29, 2009		November 30, 2008
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value(1)	Value	Fair Value(1)
	(Dollars in thousands)

Financial liabilities carried at adjusted historical cost
Senior revolving credit facility	$108,489	$103,618	$179,992	$149,541
U.S. Dollar notes	817,824	852,067	818,029	477,583
Euro senior notes	379,935	379,935	329,169	151,900
Senior term loan	323,497	291,163	323,589	204,069
Yen-denominated Eurobonds	232,494	197,448	210,621	86,788
Short-term and other borrowings	19,027	19,027	20,943	20,943

Total financial liabilities carried at adjusted historical cost	$1,881,266	$1,843,258	$1,882,343	$1,090,824

(1)	Fair value estimate incorporates mid-market price quotes.

As of November 30, 2008, the decline in fair value of the Company’s long-term debt as compared to its carrying value is primarily due to changes in overall capital market conditions as demonstrated by lower liquidity in the markets, increases in credit spread, and decreases in bank lending activities, which generally resulted in investors moving from high yield securities to lower yield investment grade or U.S. Treasury securities in efforts to preserve capital.

The overall increase in fair value of the Company’s long-term debt as of November 29, 2009, as compared to November 30, 2008, is primarily due to improvements in the capital markets during 2009.

NOTE 5:	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency risk and interest rate risk. Forward exchange contracts on various currencies are entered into to manage foreign currency exposures associated with certain product sourcing activities, some intercompany sales, foreign subsidiaries’ royalty payments, interest payments, earnings repatriations, net investment in foreign operations and funding activities. The Company designates its outstanding Euro senior notes and a portion of its outstanding Yen-denominated Eurobonds as net investment hedges to manage foreign currency exposures in its foreign operations. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s variable-rate borrowings. The Company does not currently apply hedge accounting to its derivative transactions.

The Company’s foreign currency management objective is to mitigate the potential impact of currency fluctuations on the value of its U.S. Dollar cash flows and to reduce the variability of certain cash flows at the subsidiary level. The Company actively manages certain forecasted foreign currency exposures and uses a centralized currency management operation to take advantage of potential opportunities to naturally offset foreign currency exposures against each other. The Company manages the currency risk associated with certain forecasted cash flows periodically and only partially manages the timing mismatch between its forecasted exposures and the related financial instruments used to mitigate the currency risk. As of November 29, 2009, the Company had forward foreign exchange contracts to buy $523.5 million and to sell $175.1 million against various foreign currencies. These contracts are at various exchange rates and expire at various dates through December 2010.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

The table below provides data about the carrying values of derivative and non-derivative instruments:

	November 29, 2009			November 30, 2008
	Assets	(Liabilities)		Assets	(Liabilities)
			Derivative			Derivative
	Carrying	Carrying	Net Carrying	Carrying	Carrying	Net Carrying
	Value	Value	Value	Value	Value	Value
	(Dollars in thousands)

Derivatives not designated as hedging instruments
Forward foreign exchange contracts(1)	$1,189	$(468)	$721	$13,522	$(3,311)	$10,211
Forward foreign exchange contracts(2)	5,675	(20,194)	(14,519)	2,766	(7,991)	(5,225)
Interest rate contracts(2)	—	(1,451)	(1,451)	—	(1,454)	(1,454)

Total derivatives not designated as hedging instruments	$6,864	$(22,113)		$16,288	$(12,756)

Non-derivatives designated as hedging instruments
Euro senior notes	$—	$(374,641)		$—	$(324,520)
Yen-denominated Eurobonds(3)	—	(92,684)		—	(83,954)

Total non-derivatives designated as hedging instruments	$—	$(467,325)		$—	$(408,474)

(1)	Included in “Other current assets” on the Company’s consolidated balance sheets.

(2)	Included in “Other accrued liabilities” on the Company’s consolidated balance sheets.

(3)	Represents the portion of the Yen-denominated Eurobonds that have been designated as a net investment hedge.

The table below provides data about the amount of gains and losses related to derivative and non-derivative instruments designated as net investment hedges included in the “Accumulated other comprehensive income (loss)” (“AOCI”) section of “Stockholders’ deficit” on the Company’s consolidated balance sheets, and in “Other income (expense), net” in the Company’s consolidated statements of income:

			Gain or (Loss)
	Gain or (Loss)		Recognized in Other Income (Expense), net
	Recognized in AOCI		(Ineffective Portion and Amount
	(Effective Portion)		Excluded from Effectiveness Testing)
	As of	As of	Year Ended
	November 29,	November 30,	November 29,	November 30,	November 25,
	2009	2008	2009	2008	2007
	(Dollars in thousands)

Forward foreign exchange contracts(1)	$4,637	$4,637	$—	$—	$—
Euro senior notes	(61,570)	(10,870)	—	—	—
Yen-denominated Eurobonds	(23,621)	(14,892)	(13,094)	(14,815)	(6,981)
Cumulative income taxes	31,237	8,828

Total	$(49,317)	$(12,297)

(1)	Realized gains on settled foreign exchange derivatives designated as net investment hedges.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

The table below provides data about the amount of gains and losses recognized in income on derivative instruments not designated as hedging instruments:

	Gain or (Loss) During
	Year Ended
	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

Forward foreign exchange contracts(1):
Realized	$(50,760)	$53,499	$(16,137)
Unrealized	(18,794)	10,944	(5,934)

Total	$(69,554)	$64,443	$(22,071)

(1)	Recognized in “Other income (expense), net” in the Company’s consolidated statements of income.

NOTE 6:	DEBT

	November 29,	November 30,
	2009	2008
	(Dollars in thousands)

Long-term debt
Secured:
Senior revolving credit facility	$108,250	$179,125
Notes payable, at various rates	—	99

Total secured	108,250	179,224

Unsecured:
8.625% Euro senior notes due 2013	374,641	324,520
Senior term loan due 2014	323,340	323,028
9.75% senior notes due 2015	446,210	446,210
8.875% senior notes due 2016	350,000	350,000
4.25% Yen-denominated Eurobonds due 2016	231,710	209,886

Total unsecured	1,725,901	1,653,644
Less: current maturities	—	(70,875)

Total long-term debt	$1,834,151	$1,761,993

Short-term debt
Short-term borrowings	$18,749	$20,339
Current maturities of long-term debt	—	70,875

Total short-term debt	$18,749	$91,214

Total long-term and short-term debt	$1,852,900	$1,853,207

Senior Revolving Credit Facility

The Company is a party to an amended and restated senior secured credit facility. The facility is an asset-based facility, in which the borrowing availability varies according to the levels of the Company’s domestic accounts receivable, inventory and cash and investment securities deposited in secured accounts with the administrative agent or other lenders. Subject to the level of this borrowing base, the Company may make and repay borrowings from time to time until the maturity of the facility. The Company may make voluntary prepayments of borrowings at

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

any time and must make mandatory prepayments if certain events occur, such as asset sales. Other material terms of the credit facility are discussed below.

Availability, interest and maturity.  The maximum availability under the credit facility is $750.0 million, including a $250.0 million trademark tranche. The trademark tranche amortizes on a quarterly basis based on a straight line two-year amortization schedule to a residual value of 25% of the net orderly liquidation value of the trademarks with no additional repayments required until maturity so long as the remaining amount of the tranche does not exceed such 25% valuation. The trademark tranche will be borrowed on a first dollar drawn basis. As the trademark tranche is repaid, the revolving tranche increases, up to a maximum of $750.0 million when the trademark tranche is repaid in full. The revolving portion of the credit facility initially bears an interest rate of LIBOR plus 150 basis points or base rate plus 25 basis points subject to subsequent adjustments based on availability. The trademark tranche bears an interest rate of LIBOR plus 250 basis points or base rate plus 125 basis points. The credit facility matures on October 11, 2012.

Guarantees and security.  The Company’s obligations under the senior secured revolving credit facility are guaranteed by the Company’s domestic subsidiaries. The senior secured revolving credit facility is collateralized by a first-priority lien on domestic inventory and accounts receivable, patents, certain U.S. trademarks associated with the Levi’s® brand, and other related intellectual property, 100% of the equity interests in all domestic subsidiaries and other assets. The aggregate carrying value of the collateralized assets exceeds the total availability under the senior secured revolving credit facility. The lien on the trademarks, but not the other assets, will be released upon the full repayment of the trademark tranche. In addition, the Company has the ability to deposit cash or certain investment securities with the administrative agent for the facility to secure the Company’s reimbursement and other obligations with respect to letters of credit. Such cash-collateralized letters of credit are subject to lower letter of credit fees.

Covenants.  The senior secured revolving credit facility contains customary covenants restricting the Company’s activities as well as those of the Company’s subsidiaries, including limitations on the Company’s, and the Company’s domestic subsidiaries’, ability to sell assets; engage in mergers; enter into capital leases or certain leases not in the ordinary course of business; enter into transactions involving related parties or derivatives; incur or prepay indebtedness or grant liens or negative pledges on the Company’s assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third-party obligations; and make changes in the Company’s corporate structure. Some of these covenants are suspended if unused availability exceeds certain minimum thresholds. In addition, a minimum fixed charge coverage ratio of 1.0:1.0 arises when unused availability under the facility is less than $100.0 million. As of November 29, 2009, the Company had sufficient unused availability under the facility to exceed all applicable minimum thresholds. This financial covenant will be discontinued upon repayment in full and termination of the trademark tranche described above and the implementation of an unfunded availability reserve of $50.0 million.

Events of default.  The senior secured revolving credit facility contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; pension plan terminations or specified underfunding; substantial voting trust certificate or stock ownership changes; specified changes in the composition of the Company’s board of directors; and invalidity of the guaranty or security agreements. The cross-default provisions in the senior secured revolving credit facility apply if a default occurs on other indebtedness in excess of $25.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lenders of or trustee for the defaulted indebtedness have the right to accelerate. If an event of default occurs under the senior secured revolving credit facility, the Company’s lenders may terminate their commitments, declare immediately payable all borrowings under the credit facility and foreclose on the collateral.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Use of proceeds — Tender offer and redemption of the senior notes due 2012.  In October 2007, the Company borrowed $346.4 million (including all $250.0 million of the trademark tranche) under its senior secured credit facility and used the proceeds plus $220.5 million of cash on hand to prepay $506.2 million of its then-existing senior notes due 2012 plus accrued and unpaid interest, prepayment premiums, tender offer consideration, applicable consent payments and other fees and expenses. At November 25, 2007, there were no borrowings outstanding under the revolving tranche of the credit facility as the $96.4 million used above was repaid.

Senior Notes due 2012

On September 19, 2007, the Company commenced a cash tender offer for its remaining $525.0 million aggregate principal amount of its then-existing 12.25% senior notes due 2012. On October 18, 2007, the Company repurchased $506.2 million, or 96.4%, of the aggregate principal amount of the notes outstanding for a total cash consideration of $566.9 million, consisting of the accrued and unpaid interest, prepayment premiums, tender offer consideration, applicable consent payments and other fees and expenses.

On March 25, 2008, the Company redeemed the remaining $18.8 million face amount of the notes, excluding discount, for a total cash consideration of $20.6 million, consisting of accrued and unpaid interest, and other fees and expenses. The total cash consideration was paid using cash on hand.

Euro Notes due 2013

On March 11, 2005, the Company issued €150.0 million in notes to qualified institutional buyers. These notes are unsecured obligations that rank equally with all of the Company’s other existing and future unsecured and unsubordinated debt. These notes mature on April 1, 2013, and bear interest at 8.625% per annum, payable semi-annually in arrears on April 1 and October 1. The notes became redeemable on April 1, 2009, in whole or in part, at once or over time, at redemption prices specified in the indenture governing the notes, after giving the required notice under the indenture. These notes were offered at par. Costs representing underwriting fees and other expenses of $5.3 million are amortized over the term of the notes to interest expense.

Exchange offer.  In June 2005, after a required exchange offer, all but €2.0 million of the €150.0 million aggregate principal amount of the notes were exchanged for new notes on identical terms, except that the new notes are registered under the Securities Act.

Additional Euro senior notes due 2013.  On March 17, 2006, the Company issued an additional €100.0 million in Euro senior notes due 2013 to qualified institutional buyers. These notes have the same terms and are part of the same series as the €150.0 million aggregate principal amount of Euro-denominated 8.625% senior notes due 2013 the Company issued in March 2005. These notes were offered at a premium of 3.5%, or $4.2 million, which original issuance premium will be amortized over the term of the notes. Costs representing underwriting fees and other expenses of $2.8 million are being amortized over the term of the notes to interest expense.

Exchange offer.  In July 2006, after a required exchange offer, €100.7 million of the remaining €102.0 million unregistered 2013 Euro notes (which includes €2.0 million of unregistered 2013 Euro notes from the March 2005 offering) were exchanged for new notes on identical terms, except that the new notes are registered under the Securities Act.

Covenants.  The indenture governing the 2013 Euro notes contains covenants that limit the Company and its subsidiaries’ ability to incur additional debt; pay dividends or make other restricted payments; consummate specified asset sales; enter into transactions with affiliates; incur liens; impose restrictions on the ability of a subsidiary to pay dividends or make payments to the Company and its subsidiaries; merge or consolidate with any other person; and sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the Company’s assets or its subsidiaries’ assets.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Covenant suspension.  If these notes receive and maintain an investment grade rating by both Standard and Poor’s and Moody’s and the Company and its subsidiaries are and remain in compliance with the indenture, then the Company and its subsidiaries will not be required to comply with specified covenants contained in the indenture. These specified covenants were in effect at November 29, 2009, and will remain so until such time as the Company obtains the required investment grade rating.

Asset sales.  The indenture governing these notes provides that the Company’s asset sales must be at fair market value and the consideration must consist of at least 75% cash or cash equivalents or the assumption of liabilities. The Company must use the net proceeds from the asset sale within 360 days after receipt either to repay bank debt, with an equivalent permanent reduction in the available commitment in the case of a repayment under the Company’s senior secured revolving credit facility, or to invest in additional assets in a business related to the Company’s business. To the extent proceeds not so used within the time period exceed $10.0 million, the Company is required to make an offer to purchase outstanding notes at par plus accrued an unpaid interest, if any, to the date of repurchase.

Change in control.  If the Company experiences a change in control as defined in the indenture governing the notes, then the Company will be required under the indenture to make an offer to repurchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of repurchase.

Events of default.  The indenture governing these notes contains customary events of default, including failure to pay principal, failure to pay interest after a 30-day grace period, failure to comply with the merger, consolidation and sale of property covenant, failure to comply with other covenants in the indenture for a period of 30 days after notice given to the Company, failure to satisfy certain judgments in excess of $25.0 million after a 30-day grace period, and certain events involving bankruptcy, insolvency or reorganization. The indenture also contains a cross-acceleration event of default that applies if debt of the Company or any restricted subsidiary in excess of $25.0 million is accelerated or is not paid when due at final maturity.

Use of proceeds — Initial issuance.  The proceeds from the initial issuance in March 2005 were used to repurchase the Company’s then-existing 2008 notes. The remaining proceeds were used to pay a portion of the fees, expenses and premiums payable in connection with the March 2005 offering and 2008 note repurchase.

Use of proceeds — Additional issuance.  The proceeds from the additional issuance of 2013 Euro notes in March 2006, and the issuance of the senior notes due 2016 plus cash on hand were used to prepay the remaining balance of then-existing senior secured term loan of $488.8 million.

Senior Term Loan due 2014

On March 27, 2007, the Company entered into a senior unsecured term loan agreement. The term loan consists of a single borrowing of $325.0 million, net of a 0.75% discount to the lenders. On April 4, 2007, the Company borrowed the maximum available of $322.6 million under the term loan and used the borrowings plus cash on hand of $66.4 million to redeem all of its outstanding $380.0 million floating rate senior notes due 2012 and to pay related redemption premiums, transaction fees and expenses, and accrued interest of $9.0 million. The term loan matures on April 4, 2014, and bears interest at 2.25% over LIBOR or 1.25% over the base rate. The term loan may not be prepaid during the first year but thereafter may be prepaid without premium or penalty.

The covenants, events of default, asset sale, change of control, covenant suspension and other terms of the term loan are comparable to those contained in the indentures governing the Company’s 2013 Euro senior notes described above.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Senior Notes due 2015

Principal, interest and maturity.  On December 22, 2004, the Company issued $450.0 million in notes to qualified institutional buyers. These notes are unsecured obligations that rank equally with all of the Company’s other existing and future unsecured and unsubordinated debt. They are 10-year notes maturing on January 15, 2015, and bear interest at 9.75% per annum, payable semi-annually in arrears on January 15 and July 15. Starting on January 15, 2010, the notes became redeemable, in whole or in part, at once or over time, at redemption prices specified in the indenture governing the notes, after giving the required notice under the indenture. Costs representing underwriting fees and other expenses of $10.3 million are amortized over the term of the notes to interest expense.

During the third quarter of 2008, the Company repurchased $3.8 million of these notes on the open market for a net gain of $0.2 million.

Use of proceeds — Repurchase of then-existing senior notes due 2006.  The proceeds from this issuance were used to repurchase and repay all of the Company’s then-existing senior unsecured notes due 2006.

Exchange offer.  In June 2005, after a required exchange offer, all but $50,000 of the $450.0 million aggregate principal amount of the notes were exchanged for new notes on identical terms, except that the new notes are registered under the Securities Act.

The covenants, events of default, asset sale, change of control, covenant suspension and other terms of the notes are comparable to those contained in the indentures governing the Company’s 2013 Euro notes described above.

Senior Notes due 2016

Principal, interest and maturity.  On March 17, 2006, the Company issued $350.0 million in notes to qualified institutional buyers. These notes are unsecured obligations that rank equally with all of the Company’s other existing and future unsecured and unsubordinated debt. They are 10-year notes maturing on April 1, 2016, and bear interest at 8.875% per annum, payable semi-annually in arrears on April 1 and October 1. The Company may redeem these notes, in whole or in part, at any time prior to April 1, 2011, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of redemption and a “make-whole” premium. Starting on April 1, 2011, the Company may redeem all or any portion of the notes, at once or over time, at redemption prices specified in the indenture governing the notes, after giving the required notice under the indenture. These notes were offered at par. Costs representing underwriting fees and other expenses of $8.0 million are being amortized over the term of the notes to interest expense.

The covenants, events of default, asset sale, change of control, covenant suspension and other terms of the notes are comparable to those contained in the indentures governing the Company’s 2013 Euro notes described above.

Exchange offer.  In July 2006, after a required exchange offer, all of the 2016 notes were exchanged for new notes on identical terms, except that the new notes are registered under the Securities Act.

Use of proceeds — Prepayment of term loan.  In March 2006, the Company used the proceeds of the additional 2013 Euro notes and the senior notes due 2016 plus cash on hand to prepay the remaining balance of then existing senior secured term loan of $488.8 million.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Yen-denominated Eurobonds due 2016

In 1996, the Company issued ¥20 billion principal amount Eurobonds (equivalent to approximately $180.0 million at the time of issuance) due in November 2016, with interest payable at 4.25% per annum. The bond is redeemable at the option of the Company at a make-whole redemption price.

The agreement governing these bonds contains customary events of default and restricts the Company’s ability and the ability of its subsidiaries and future subsidiaries to incur liens; engage in sale and leaseback transactions and engage in mergers and sales of assets. The agreement contains a cross-acceleration event of default that applies if any of the Company’s debt in excess of $25.0 million is accelerated and the debt is not discharged or acceleration rescinded within 30 days after the Company’s receipt of a notice of default from the fiscal agent or from the holders of at least 25% of the principal amount of the bond.

Loss on Early Extinguishment of Debt

For the year ended November 25, 2007, the Company recorded a loss of $63.8 million on early extinguishment of debt as a result of its redemption of its floating rate senior notes due 2012 during the second quarter of 2007 and its repurchase of $506.2 million of its 12.25% senior notes due 2012 during the fourth quarter of 2007. The 2007 losses were comprised of prepayment premiums, tender offer consideration, applicable consent payments and other fees and expenses of $46.7 million and the write-off of $17.1 million of unamortized capitalized costs and debt discount.

Principal Payments on Short-term and Long-term Debt

The table below sets forth, as of November 29, 2009, the Company’s required aggregate short-term and long-term debt principal payments (inclusive of premium and discount) for the next five fiscal years and thereafter.

(Dollars in thousands)

2010	$18,749
2011	—
2012	108,250
2013	374,641
2014	323,340
Thereafter	1,027,920

Total future debt principal payments	$1,852,900

Short-term Credit Lines and Standby Letters of Credit

The Company’s unused lines of credit under its senior secured revolving credit facility totaled $243.9 million at November 29, 2009, as the Company’s total availability of $325.2 million, based on the collateral levels discussed above, was reduced by $81.3 million of letters of credit and other credit usage allocated under the facility, yielding a net availability of $243.9 million. Included in the $81.3 million of letters of credit on November 29, 2009, were $13.6 million of other credit usage and $67.7 million of stand-by letters of credit with various international banks, of which $28.2 million serve as guarantees by the creditor banks to cover U.S. workers’ compensation claims and customs bonds. The Company pays fees on the standby letters of credit, and borrowings against the letters of credit are subject to interest at various rates.

Interest Rates on Borrowings

The Company’s weighted-average interest rate on average borrowings outstanding during 2009, 2008 and 2007 was 7.44%, 8.09% and 9.59%, respectively. The weighted-average interest rate on average borrowings

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

outstanding includes the amortization of capitalized bank fees and underwriting fees, and excludes interest on obligations to participants under deferred compensation plans.

Dividends and Restrictions

The terms of certain of the indentures relating to the Company’s unsecured notes and its senior secured revolving credit facility agreement contain covenants that restrict the Company’s ability to pay dividends to its stockholders. During 2009 and 2008, the Company paid cash dividends of $20 million and $50 million, respectively. For further information, see Note 15. As of November 29, 2009, and at the time the dividends were paid, the Company met the requirements of its debt instruments. Subsidiaries of the Company that are not wholly-owned subsidiaries (the Company’s Japanese subsidiary was the only such subsidiary at November 29, 2009) are permitted under the indentures to pay dividends to all stockholders either on a pro rata basis or on a basis that results in the receipt by the Company of dividends or distributions of greater value than it would receive on a pro rata basis. There are no restrictions under the Company’s senior secured revolving credit facility or its indentures on the transfer of the assets of the Company’s subsidiaries to the Company in the form of loans, advances or cash dividends without the consent of a third party.

NOTE 7:	GUARANTEES

Guarantees.  See Note 6 regarding guarantees of the Company’s senior secured revolving credit facility.

Indemnification agreements.  In the ordinary course of business, the Company enters into agreements containing indemnification provisions under which the Company agrees to indemnify the other party for specified claims and losses. For example, the Company’s trademark license agreements, real estate leases, consulting agreements, logistics outsourcing agreements, securities purchase agreements and credit agreements typically contain such provisions. This type of indemnification provision obligates the Company to pay certain amounts associated with claims brought against the other party as the result of trademark infringement, negligence or willful misconduct of Company employees, breach of contract by the Company including inaccuracy of representations and warranties, specified lawsuits in which the Company and the other party are co-defendants, product claims and other matters. These amounts generally are not readily quantifiable; the maximum possible liability or amount of potential payments that could arise out of an indemnification claim depends entirely on the specific facts and circumstances associated with the claim. The Company has insurance coverage that minimizes the potential exposure to certain of such claims. The Company also believes that the likelihood of substantial payment obligations under these agreements to third parties is low and that any such amounts would be immaterial.

Covenants.  The Company’s long-term debt agreements contain customary covenants restricting its activities as well as those of its subsidiaries, including limitations on its, and its subsidiaries’, ability to sell assets; engage in mergers; enter into capital leases or certain leases not in the ordinary course of business; enter into transactions involving related parties or derivatives; incur or prepay indebtedness or grant liens or negative pledges on its assets; make loans or other investments; pay dividends or repurchase stock or other securities; guaranty third-party obligations; make capital expenditures; and make changes in its corporate structure. For additional information see Note 6.

NOTE 8:	EMPLOYEE BENEFIT PLANS

Pension plans.  The Company has several non-contributory defined benefit retirement plans covering eligible employees. Plan assets are invested in a diversified portfolio of securities including stocks, bonds, real estate investment funds, cash equivalents, and alternative investments. Benefits payable under the plans are based on years of service, final average compensation, or both. The Company retains the right to amend, curtail or discontinue any aspect of the plans, subject to local regulations.

Postretirement plans.  The Company maintains several plans that provide postretirement benefits to eligible employees, principally health care, to substantially all U.S. retirees and their qualified dependents. These plans

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

were established with the intention that they would continue indefinitely. However, the Company retains the right to amend, curtail or discontinue any aspect of the plans at any time. The plans are contributory and contain certain cost-sharing features, such as deductibles and coinsurance. The Company’s policy is to fund postretirement benefits as claims and premiums are paid.

Changes in the financial markets during 2009, including a decrease in corporate bond yield indices, drove a reduction in the discount rates used to measure the benefit obligations for the Company’s pension and postretirement benefit plans for 2009 as compared to the rates used for the prior year measurement. The reduction in the discount rates is the primary driver of the higher actuarial losses included in the change in benefit obligation for both plans for the fiscal 2009 year-end measurement.

The following tables summarize activity of the Company’s defined benefit pension plans and postretirement benefit plans:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
	(Dollars in thousands)

Change in benefit obligation:
Benefit obligation at beginning of year	$840,683	$957,693	$151,097	$179,581
Service cost	5,254	6,370	428	590
Interest cost	61,698	61,581	11,042	10,785
Plan participants’ contribution	1,294	1,456	6,431	6,691
Actuarial loss (gain)(1)	195,390	(90,340)	30,569	(17,334)
Net curtailment (gain) loss	(852)	978	2,996	218
Impact of foreign currency changes	16,946	(32,062)	—	—
Plan settlements	(5,787)	(5,127)	—	—
Special termination benefits	78	36	—	—
Benefits paid	(53,439)	(59,902)	(25,798)	(29,434)

Benefit obligation at end of year	$1,061,265	$840,683	$176,765	$151,097

Change in plan assets:
Fair value of plan assets at beginning of year	$601,612	$883,566	$—	$—
Actual return on plan assets(2)	108,388	(213,486)	—	—
Employer contribution	18,051	18,260	19,367	22,743
Plan participants’ contributions	1,294	1,456	6,431	6,691
Plan settlements	(5,787)	(5,127)	—	—
Impact of foreign currency changes	10,889	(23,155)	—	—
Benefits paid	(53,439)	(59,902)	(25,798)	(29,434)

Fair value of plan assets at end of year	681,008	601,612	—	—

Funded status at end of year	$(380,257)	$(239,071)	$(176,765)	$(151,097)

(1)	Actuarial (gains) and losses in the Company’s pension benefit and postretirement benefit plans were driven by changes in discount rate assumptions, primarily for the Company’s U.S. plans.

(2)	Global financial market conditions drove the 2008 decline in fair value of pension plan assets, primarily related to the Company’s U.S. pension plans.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Amounts recognized in the consolidated balance sheets as of November 29, 2009, and November 30, 2008, consist of the following:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
	(Dollars in thousands)

Prepaid benefit cost	$2,107	$2,337	$—	$—
Accrued benefit liability — current portion	(7,698)	(7,852)	(19,931)	(20,874)
Accrued benefit liability — long-term portion	(374,666)	(233,556)	(156,834)	(130,223)

	$(380,257)	$(239,071)	$(176,765)	$(151,097)

Accumulated other comprehensive income (loss):
Net actuarial loss	$(316,561)	$(207,979)	$(56,707)	$(27,872)
Net prior service benefit (cost)	710	(346)	75,360	117,587

	$(315,851)	$(208,325)	$18,653	$89,715

The accumulated benefit obligation for all defined benefit plans was $1.0 billion and $0.8 billion at November 29, 2009, and November 30, 2008, respectively. Information for the Company’s defined benefit plans with an accumulated or projected benefit obligation in excess of plan assets is as follows:

	Pension Benefits
	2009	2008
	(Dollars in thousands)

Accumulated benefit obligations in excess of plan assets:
Aggregate accumulated benefit obligation	$983,057	$795,598
Aggregate fair value of plan assets	621,826	579,918
Projected benefit obligations in excess of plan assets:
Aggregate projected benefit obligation	$1,036,245	$821,326
Aggregate fair value of plan assets	653,881	579,918

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

The components of the Company’s net periodic benefit cost (income) were as follows:

	Pension Benefits			Postretirement Benefits
	2009	2008	2007	2009	2008	2007
	(Dollars in thousands)

Net periodic benefit cost (income):
Service cost	$5,254	$6,370	$7,930	$428	$590	$713
Interest cost	61,698	61,581	58,237	11,042	10,785	10,833
Expected return on plan assets	(42,191)	(62,847)	(60,252)	—	—	—
Amortization of prior service cost (benefit)(1)	792	857	3,614	(39,698)	(41,405)	(45,726)
Amortization of transition asset	—	231	491	—	—	—
Amortization of actuarial loss	17,082	577	6,059	1,734	3,960	4,682
Curtailment loss (gain)(2)	1,176	782	1,188	467	(5,944)	(52,763)
Special termination benefit	78	36	164	—	—	—
Net settlement loss (gain)	1,655	(65)	55	—	—	—

Net periodic benefit cost (income)	45,544	7,522	17,486	(26,027)	(32,014)	(82,261)

Changes in accumulated other comprehensive income (loss) :
Actuarial loss (gain)(3)	127,374	184,375		30,569	(17,334)
Amortization of prior service (cost) benefit	(792)	(857)		39,698	41,405
Amortization of transition asset	—	(231)		—	—
Amortization of actuarial loss	(17,082)	(577)		(1,734)	(3,960)
Curtailment (loss) gain	(1,625)	(83)		2,529	6,162
Net settlement (loss) gain	(360)	214		—	—

Total recognized in accumulated other comprehensive income (loss)	107,515	182,841		71,062	26,273

Total recognized in net periodic benefit cost (income) and accumulated other comprehensive income (loss)	$153,059	$190,363		$45,035	$(5,741)

(1)	Postretirement benefits amortization of prior service benefit recognized during each of years 2009, 2008 and 2007, relates primarily to the favorable impact of the February 2004 and August 2003 plan amendments.

(2)	In 2007, the Company entered into a new labor agreement with the union that represents many of its distribution-related employees in North America, which contained a voluntary separation and buyout program. As a result of the voluntary terminations that occurred with this program, the Company remeasured certain pension and postretirement benefit obligations as of July 31, 2007, which resulted in an estimated $31.7 million postretirement benefit curtailment gain, attributable to the accelerated recognition of benefits associated with prior plan changes. Of the total $31.7 million, $27.5 million was recognized during 2007 related to employees that elected the buyout and left the Company. The remaining curtailment gain of $4.2 million was recognized in 2008.

As a result of the 2006 closure of and job reductions related to the Company’s facility in Little Rock, Arkansas, the Company recognized a $54.3 million curtailment gain attributable to the accelerated recognition of prior service benefit associated with prior plan amendments. Of the total $54.3 million, $25.3 million was recognized during 2007 as the related employees terminated.

(3)	Reflects the impact of the changes in the discount rate assumptions for the pension and postretirement benefit plans for 2009, and for 2008, reflects the impact of the substantial decline in the fair value of the pension plan assets in that year.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

The estimated net loss and net prior service benefit for the Company’s defined benefit pension and postretirement benefit plans, respectively, that will be amortized from “Accumulated other comprehensive income (loss)” into net periodic benefit cost (income) in 2010 are expected to be a cost of $27 million and a benefit of $24 million, respectively.

Assumptions used in accounting for the Company’s benefit plans were as follows:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	7.5%	6.7%	7.9%	6.4%
Expected long-term rate of return on plan assets	7.2%	7.4%
Rate of compensation increase	4.0%	4.0%
Weighted-average assumptions used to determine benefit obligations:
Discount rate(1)	5.8%	7.5%	5.2%	7.9%
Rate of compensation increase	4.0%	4.0%
Assumed health care cost trend rates were as follows:
Health care trend rate assumed for next year			8.0%	9.0%
Rate trend to which the cost trend is assumed to decline			4.5%	5.0%
Year that rate reaches the ultimate trend rate(2)			2028	2020

(1)	Decline in discount rate driven by changes in the financial markets during 2009, including a decrease in corporate bond yield indices.

(2)	Change as compared to prior year had no significant effect on the total service and interest cost components or on the postretirement benefit obligation.

For the Company’s U.S. benefit plans, the discount rate used in 2009 to determine the present value of the future pension and postretirement plan obligations was based on a yield curve constructed from a portfolio of high quality corporate bonds with various maturities. Each year’s expected future benefit payments are discounted to their present value at the appropriate yield curve rate, thereby generating the overall discount rate. Prior to 2009, the Company utilized a bond pricing model that was tailored to the attributes of its pension and postretirement plans to determine the appropriate discount rate to use for its U.S. benefit plans. In 2009 and 2008, the Company utilized a variety of country-specific third-party bond indices to determine the appropriate discount rates to use for the benefit plans of its foreign subsidiaries.

The Company bases the overall expected long-term rate of return on assets on anticipated long-term returns of individual asset classes and each pension plans’ target asset allocation strategy based on current economic conditions. For the U.S. pension plans, the expected long-term returns for each asset class are determined through a mean-variance model to estimate 20 year returns for the plan.

Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s postretirement benefits plans. A one percentage point change in assumed health care cost trend rates would have no significant effect on the total service and interest cost components or on the postretirement benefit obligation.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

The allocation of the Company’s consolidated pension plan assets, by asset category was as follows:

	November 29,	November 30,
	2009	2008

Equity securities	46.1%	51.1%
Debt securities	44.2%	44.2%
Real estate and other	9.7%	4.7%

Total	100.0%	100.0%

Consolidated pension plan assets relate primarily to the U.S. pension plans. The Company utilizes the services of independent third-party investment managers to oversee the management of U.S. pension plan assets. The Company’s investment strategy is to invest plan assets in a diversified portfolio of domestic and international equity securities, fixed income securities and real estate and other alternative investments with the objective of generating long-term growth in plan assets at a reasonable level of risk. The current target allocation percentages for the Company’s U.S. pension plan assets are 43-47% for equity securities, 43-47% for fixed income securities and 8-12% for real estate and other alternative investments.

The Company’s estimated future benefit payments to participants, which reflect expected future service, as appropriate, are anticipated to be paid as follows:

	Pension	Postretirement
Fiscal year	Benefits	Benefits	Total
	(Dollars in thousands)

2010	$55,520	$22,167	$77,687
2011	53,788	21,841	75,629
2012	56,157	21,317	77,474
2013	56,795	20,559	77,354
2014	57,518	19,695	77,213
2015-2019	318,807	85,991	404,798

The Company’s contributions to its pension plans in 2010 are estimated to be approximately $41.7 million. The Company expects its minimum pension plan funding requirements to increase in future years as a result of the substantial decline in market value of the plan assets in 2008.

The Company estimates Medicare subsidy receipts of approximately $2.2 million, $2.6 million, $2.9 million, $3.3 million, $3.6 million, and $21.5 million in fiscal years ending 2010, 2011, 2012, 2013, 2014 and next five years thereafter, respectively. Accordingly, the Company’s net contributions to its postretirement plans in 2010 are estimated to be approximately $19.9 million.

NOTE 9:	EMPLOYEE INVESTMENT PLANS

The Company maintained two significant employee investment plans as of November 29, 2009. The Employee Savings and Investment Plan of Levi Strauss & Co. (“ESIP”) and the Levi Strauss & Co. Employee Long-Term Investment and Savings Plan (“ELTIS”) are two qualified plans that cover eligible home office employees and U.S. field employees, respectively.

The Company matches 100% of ESIP participant’s contributions to all funds maintained under the qualified plan up to the first 7.5% of eligible compensation. Under ELTIS, the Company may match 50% of participants’ contributions to all funds maintained under the qualified plan up to the first 10% of eligible compensation. Employees are immediately 100% vested in the Company match. The Company matched eligible employee contributions in ELTIS at 50% for the fiscal years ended November 29, 2009, November 30, 2008, and

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

November 25, 2007. The ESIP includes a profit sharing feature that provides Company contributions of 1.0%-2.5% of home office employee eligible pay if the Company meets its earnings target or exceeds it by 10%. The ELTIS also includes a profit sharing provision with payments made at the sole discretion of the board of directors.

Total amounts charged to expense for the years ended November 29, 2009, November 30, 2008, and November 25, 2007, were $10.0 million, $11.0 million and $10.2 million, respectively.

NOTE 10:	EMPLOYEE INCENTIVE COMPENSATION PLANS

Annual Incentive Plan

The Annual Incentive Plan (“AIP”) provides a cash bonus that is earned based upon business unit and consolidated financial results as measured against pre-established internal targets and upon the performance and job level of the individual. The majority of the Company’s employees are eligible for this plan. Total amounts charged to expense for the years ended November 29, 2009, November 30, 2008, and November 25, 2007, were $51.9 million, $41.1 million and $42.4 million, respectively. As of November 29, 2009, and November 30, 2008, the Company had accrued $55.4 million and $44.3 million, respectively, for the AIP.

Long-Term Incentive Plans

2006 Equity incentive plan.  In July 2006, the Company’s board of directors (the “Board”) adopted, and the stockholders approved, the 2006 Equity Incentive Plan (“EIP”). For more information on this plan, see Note 11.

2005 Long-term incentive plan (“LTIP”).  The Company established a long-term cash incentive plan effective at the beginning of 2005. Executive officers are not participants in this plan. The plan is intended to reward management for its long-term impact on total Company earnings performance. Performance will be measured at the end of a three-year period based on the Company’s performance over the period measured against the following pre-established targets: (i) the Company’s target earnings before interest, taxes, depreciation and amortization (“EBITDA”), excluding business restructuring charges, for the three-year period; and (ii) the target compound annual growth rate in the Company’s earnings before interest, taxes, depreciation and amortization over the three-year period. Individual target amounts are set for each participant based on job level. Awards will be paid out in the quarter following the end of the three-year period based on Company performance against objectives. In 2007, additional grants of LTIP awards were made with the same terms as the 2005 grant with the exception of the Company’s target earnings measures. The 2007 grants’ earnings measures are the Company’s three-year cumulative earnings before interest and taxes (“EBIT”), excluding business restructuring charges, and the EBIT compound annual growth rate over the three-year period. In 2008 and 2009, additional grants of LTIP awards were made based on two target measures: net revenue compound annual growth rate and EBIT compound annual growth rate, excluding business restructuring charges, over a three-year period.

The Company recorded expense for the LTIP of $10.2 million, $4.1 million and $5.1 million for the years ended November 29, 2009, November 30, 2008, and November 25, 2007, respectively. As of November 29, 2009, and November 30, 2008, the Company had accrued a total of $15.9 million and $12.7 million, respectively, for the LTIP, of which $7.2 million was recorded in “Accrued salaries, wages and benefits” as of November 30, 2008, and $15.9 million and $5.5 million were recorded in “Long-term employee related benefits” as November 29, 2009, and November 30, 2008, respectively, on the Company’s consolidated balance sheets.

NOTE 11:	STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company recognized stock-based compensation expense of $9.1 million, $7.3 million and $5.1 million, and related income tax benefits of $3.3 million, $2.8 million and $2.0 million, respectively, for the years ended November 29, 2009, November 30, 2008, and November 25, 2007. As of November 29, 2009, there was

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

$12.1 million of total unrecognized compensation cost related to nonvested awards, which cost is expected to be recognized on a straight-line basis over a weighted-average period of 2.2 years. No stock-based compensation cost has been capitalized in the accompanying consolidated financial statements.

2006 Equity Incentive Plan

Under the Company’s 2006 Equity Incentive Plan (“EIP”), a variety of stock awards, including stock options, restricted stock, restricted stock units (“RSUs”), and stock appreciation rights (“SARs”) may be granted. The EIP also provides for the grant of performance awards in the form of cash or equity. The aggregate number of shares of common stock authorized for issuance under the EIP is 700,000 shares. At November 29, 2009, 693,497 shares remained available for issuance.

Under the EIP, stock awards have a maximum contractual term of ten years and generally must have an exercise price at least equal to the fair market value of the Company’s common stock on the date the award is granted. The Company’s common stock is not listed on any stock exchange. Accordingly, as provided by the EIP, the stock’s fair market value is determined by the Board based upon an independent share valuation process. Awards vest according to terms determined at the time of grant. Unvested stock awards are subject to forfeiture upon termination of employment prior to vesting, but are subject in some cases to early vesting upon specified events, including certain corporate transactions as defined in the EIP or as otherwise determined by the Board in its discretion. Some stock awards are payable in either shares of the Company’s common stock or cash at the discretion of the Board as determined at the time of grant.

Upon the exercise of a SAR, the participant will receive a share of common stock in an amount equal to the product of (i) the excess of the per share fair market value of the Company’s common stock on the date of exercise over the exercise price, multiplied by (ii) the number of shares of common stock with respect to which the SAR is exercised.

Each recipient’s initial grant of RSUs is converted to a share of common stock six months after discontinuation of service with the Company for each fully vested RSU held at that date. Subsequent grants of RSUs provide recipients with the opportunity to make deferral elections regarding when the Company’s common stock are to be delivered in settlement of vested RSUs. If the recipient does not elect to defer the receipt of common stock, then the RSUs are immediately converted to common stock upon vesting. The RSUs additionally have “dividend equivalent rights,” of which dividends paid by the Company on its common stock are credited by the equivalent addition of RSUs.

Shares of common stock will be issued from the Company’s authorized but unissued shares. However, all outstanding shares of the Company’s common stock are currently deposited in a voting trust, and consequently, equity holders legally hold “voting trust certificates,” not stock. Therefore, during the effective term of the voting trust, voting trust certificates are issued in lieu of shares of common stock.

Put rights.  Prior to an initial public offering (“IPO”) of the Company’s common stock, a participant (or estate or other beneficiary of a deceased participant) may require the Company to repurchase shares of the common stock held by the participant at then-current fair market value (a “put right”). Put rights may be exercised only with respect to shares of the Company’s common stock that have been held by a participant for at least six months following their issuance date, thus exposing the holder to the risk and rewards of ownership for a reasonable period of time. Accordingly, the SARs and RSUs are classified as equity awards, and are reported in “Stockholders’ deficit” in the accompanying consolidated balance sheets

Call rights.  Prior to an IPO, the Company also has the right to repurchase shares of its common stock held by a participant (or estate or other beneficiary of a deceased participant, or other permitted transferee) at then-current fair market value (a “call right”). Call rights apply to an award as well as any shares of common stock acquired

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

pursuant to the award. If the award or common stock is transferred to another person, that person is subject to the call right. As with the put rights, call rights may be exercised only with respect to shares of common stock that have been held by a participant for at least six months following their issuance date.

Temporary equity.  Equity-classified awards that may be settled in cash at the option of the holder are presented on the balance sheet outside permanent equity. Accordingly, “Temporary equity” on the face of the accompanying consolidated balance sheets include the portion of the intrinsic value of these awards relating to the elapsed service period since the grant date as well as the fair value of common stock issued pursuant to the EIP.

SARs.  The Company grants SARs to a small group of the Company’s senior executives. SAR activity during the years ended November 29, 2009, and November 30, 2008, was as follows:

			Weighted-Average
		Weighted-Average	Remaining
	Units	Exercise Price	Contractual Life (Yrs)

Outstanding at November 25, 2007	1,639,856	$48.11
Granted	41,898	50.00
Exercised	—	—
Forfeited	(256,923)	48.12
Expired	(10,122)	42.00

Outstanding at November 30, 2008	1,414,709	48.20	4.8
Granted	471,455	24.90
Exercised	—	—
Forfeited	(173,608)	48.73
Expired	—	—

Outstanding at November 29, 2009	1,712,556	$41.73	4.7

Vested and expected to vest at November 29, 2009	1,626,511	$40.31	4.7

Exercisable at November 29, 2009	1,054,253	$46.15	3.8

The vesting terms of SARs range from two-and-a-half to four years, and have maximum contractual lives ranging from six-and-a-half to ten years.

The weighted-average grant date fair value of SARs were estimated using a Black-Scholes option valuation model. The weighted-average grant date fair values and corresponding weighted-average assumptions used in the model were as follows:

	SARs Granted
	2009	2008	2007

Weighted-average grant date fair value	$11.98	$18.26	$24.79
Weighted-average assumptions:
Expected life (in years)	4.5	4.5	5.5
Expected volatility	59.2%	39.0%	31.8%
Risk-free interest rate	1.9%	2.7%	4.7%
Expected dividend	0.4%	—	—

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

RSUs.  The Company grants RSUs to certain members of its Board of Directors. RSU unit activity during the years ended November 29, 2009, and November 30, 2008, was as follows:

		Weighted-Average
	Units	Fair Value

Outstanding at November 25, 2007	10,301	$68.00
Granted	27,159	44.50
Converted	—	—
Forfeited	(3,768)	53.05

Outstanding at November 30, 2008	33,692	$50.73

Granted	48,651	25.42
Converted	(6,503)	49.06
Forfeited	—	—

Outstanding, vested and expected to vest at November 29, 2009	75,840	$34.63

The weighted-average grant date fair value of RSUs were estimated using the independent share valuation.

RSUs vest in a series of three equal installments at thirteen months, twenty-four months and thirty-six months following the date of grant. However, if the recipient’s continuous service terminates for reason other than cause after the first vesting installment, but prior to full vesting, then the remaining unvested portion of the award becomes fully vested as of the date of such termination.

Total Shareholder Return Plan

In 2008, the Company established the Total Shareholder Return Plan (“TSRP”) as a cash-settled plan under the EIP to provide long-term incentive compensation for the Company’s senior management. The TSRP provides for grants of units that vest over a three-year performance period. Upon vesting of a TSRP unit, the participant will receive a cash payout in an amount equal to the excess of the per share value of the Company’s common stock at the end of the three-year performance period over the per share value at the date of grant. The common stock values used in the determination of the TSRP grants and payouts are approved by the Board based on the independent share valuation. These values do not incorporate any discount related to the illiquid nature of the Company’s stock. Unvested units are subject to forfeiture upon termination of employment, but are subject in some cases to early vesting upon specified events, as defined in the agreement. The TSRP units are classified as liability instruments due to their cash settlement feature and are required to be remeasured to fair value at the end of each reporting period until settlement.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

TSRP activity during the years ended November 29, 2009, and November 30, 2008, was as follows:

			Weighted-Average
		Weighted-Average	Fair Value
	Units	Exercise Price	At Period End

Outstanding at November 25, 2007	—	—
Granted	392,250	$49.77
Exercised	—	—
Forfeited	(25,200)	50.00

Outstanding at November 30, 2008	367,050	$49.76	$7.27

Granted	694,425	24.83
Exercised	—	—
Forfeited	(153,400)	38.94

Outstanding at November 29, 2009	908,075	$32.52	$8.56

Vested and expected to vest at November 29, 2009	664,248	$33.55	$8.19

The weighted-average fair value of TSRPs at November 29, 2009, and November 30, 2008, was estimated using a Black-Scholes option valuation model. The weighted-average assumptions used in the model were as follows

	TSRPs Outstanding at
	November 29,	November 30,
	2009	2008

Weighted-average assumptions:
Expected life (in years)	1.8	2.1
Expected volatility	63.5%	66.8%
Risk-free interest rate	0.6%	1.0%
Expected dividend	2.0%	—

NOTE 12:	LONG-TERM EMPLOYEE RELATED BENEFITS

The liability for long-term employee related benefits was comprised of the following:

	November 29,	November 30,
	2009	2008
	(Dollars in thousands)

Workers’ compensation	$21,185	$28,722
Deferred compensation	58,706	53,023
Non-current portion of liabilities for long-term and stock-based incentive plans	17,617	5,959

Total	$97,508	$87,704

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Workers’ Compensation

The Company maintains a workers’ compensation program in the United States that provides for statutory benefits arising from work-related employee injuries. For the years ended November 29, 2009, November 30, 2008, and November 25, 2007, the Company reduced its self-insurance liabilities for workers’ compensation claims by $8.4 million, $4.3 million and $8.1 million, respectively. The reductions were primarily driven by continuing changes in the Company’s estimated future claims payments as a result of more favorable than projected actual claims development during the year. As of November 29, 2009, and November 30, 2008, the current portions of workers’ compensation liabilities were $2.0 million and $3.0 million, respectively, and were included in “Accrued salaries, wages and employee benefits” on the Company’s consolidated balance sheets.

Deferred Compensation

Deferred compensation plan for executives and outside directors, established January 1, 2003.  The Company has a non-qualified deferred compensation plan for executives and outside directors that was established on January 1, 2003. The deferred compensation plan obligations are payable in cash upon retirement, termination of employment and/or certain other times in a lump-sum distribution or in installments, as elected by the participant in accordance with the plan. As of November 29, 2009, and November 30, 2008, these plan liabilities totaled $16.8 million and $12.1 million, respectively, of which $1.6 million and $2.7 million was included in “Accrued salaries, wages and employee benefits” as of November 29, 2009, and November 30, 2008, respectively. The Company held funds of approximately $16.9 million and $13.5 million in an irrevocable grantor’s rabbi trust as of November 29, 2009, and November 30, 2008, respectively, related to this plan.

Deferred compensation plan for executives, prior to January 1, 2003.  The Company also maintains a non-qualified deferred compensation plan for certain management employees relating to compensation deferrals for the period prior to January 1, 2003. The rabbi trust is not a feature of this plan. As of November 29, 2009, and November 30, 2008, liabilities for this plan totaled $53.5 million and $57.1 million, respectively, of which $10.0 million and $13.6 million, respectively, was included in “Accrued salaries, wages and employee benefits” on the Company’s consolidated balance sheets.

Interest earned by the participants in deferred compensation plans was $10.1 million, $5.0 million and $8.6 million for the years ended November 29, 2009, November 30, 2008, and November 25, 2007, respectively. The charges were included in “Interest expense” in the Company’s consolidated statements of income.

NOTE 13:	RESTRUCTURING LIABILITIES

The following describes the reorganization initiatives, including facility closures and organizational changes, associated with the Company’s restructuring liabilities as of November 29, 2009, November 30, 2008 and November 25, 2007. In the table below, “Severance and employee benefits” relates to items such as severance packages, out-placement services and career counseling for employees affected by the closures and other reorganization initiatives. “Other restructuring costs” primarily relates to lease loss liability and facility closure costs. “Asset impairment” relates to the write-down of assets to their estimated fair value. “Charges” represents the initial charge related to the restructuring activity. “Utilization” consists of payments for severance, employee benefits and other restructuring costs, the effect of foreign exchange differences and asset impairments. “Adjustments” includes revisions of estimates related to severance, employee benefits and other restructuring costs.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

For the years ended November 29, 2009, November 30, 2008, and November 25, 2007, the Company recognized restructuring charges, net, of $5.2 million, $8.2 million and $14.5 million, respectively. The following tables summarize the restructuring activity for these years and the related restructuring liabilities balances as of November 29, 2009, November 30, 2008, November 25, 2007, and November 26, 2006:

	2009 Restructuring Activities
	Liabilities				Liabilities
	November 30,				November 29,
	2008	Charges	Utilization	Adjustments	2009
	(Dollars in thousands)

2009 reorganization initiatives:(1)
Severance and employee benefits	$—	$3,407	$(3,239)	$(27)	$141
Other restructuring costs	—	224	(150)	—	74
Asset impairment	—	1,325	(1,325)	—	—
Prior reorganization initiatives:(2)
Severance and employee benefits	1,105	2	(839)	(155)	113
Other restructuring costs	4,782	506	(1,693)	(59)	3,536

Total	$5,887	$5,464	$(7,246)	$(241)	$3,864

Current portion	$2,428				$1,410
Long-term portion	3,459				2,454

Total	$5,887				$3,864

(1)	In the first quarter of 2009, the Company decided to close its manufacturing facility in Hungary. This closure resulted in the elimination of the jobs of approximately 549 employees through the fourth quarter of 2009. Charges in 2009 include estimated severance costs and an asset impairment charge reflecting the write-down of building, land and some machinery and equipment to their estimated fair values. The Company does not expect to incur significant additional restructuring charges related to this initiative.

(2)	Prior reorganization initiatives include organizational changes and distribution center closures in 2003-2008, primarily in Europe and the Americas. The restructuring liability at November 29, 2009, of $3.6 million, primarily consists of lease loss liabilities. The Company does not expect to incur significant future additional restructuring charges related to these prior reorganization initiatives.

	2008 Restructuring Activities
	Liabilities				Liabilities
	November 25,				November 30,
	2007	Charges	Utilization	Adjustments	2008
	(Dollars in thousands)

2008 and prior reorganization initiatives	$13,405	$10,110	$(15,766)	$(1,862)	$5,887

Restructuring charges in 2008 relate primarily to severance and employee benefit costs for activities associated with the closure of the Company’s manufacturing facility in the Philippines and distribution facility in Italy and an impairment charge of $4.2 million in association with the Company’s closed distribution center in Heusenstamm, Germany.

	2007 Restructuring Activities
	Liabilities				Liabilities
	November 26,				November 25,
	2006	Charges	Utilization	Adjustments	2007
	(Dollars in thousands)

2007 and prior reorganization initiatives	$20,747	$16,705	$(21,800)	$(2,247)	$13,405

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Restructuring charges in 2007 relate primarily to severance costs and a $9.0 million impairment charge in association with the Company’s closure and intent to sell its distribution center in Heusenstamm, Germany.

NOTE 14:	COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company is obligated under operating leases for manufacturing, finishing and distribution facilities, office space, retail stores and equipment. At November 29, 2009, obligations for future minimum payments under operating leases were as follows:

(Dollars in thousands)

2010	$132,490
2011	129,062
2012	112,111
2013	86,421
2014	68,838
Thereafter	255,481

Total future minimum lease payments	$784,403

The amounts shown have not been reduced by estimated future income of $7.8 million from non-cancelable subleases and have not been increased by estimated future operating expense and property tax escalations. The amounts shown include amounts payable under leases affected by the Company’s reorganization initiatives described in Note 13.

During 2009, the Company signed a 10-year extension for its San Francisco headquarters lease. The lease, previously scheduled to expire in 2012, will now expire in 2022, and includes five additional 10-year renewal options and one 7-year renewal option. The annual rent during the additional ten years ranges from $10 million to $13 million.

In general, leases relating to real estate include renewal options of up to approximately 27 years, except for the San Francisco headquarters office lease, which contains multiple renewal options of up to 57 years. Some leases contain escalation clauses relating to increases in operating costs. One operating lease provides the Company with an option to purchase the property after the current lease term at the then prevailing market value. Rental expense for the years ended November 29, 2009, November 30, 2008, and November 25, 2007, was $151.8 million, $128.2 million and $110.5 million, respectively.

Foreign Exchange Contracts

The Company uses derivative instruments to manage its exposure to foreign currencies. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the forward foreign exchange contracts. However, the Company believes that its exposures are appropriately diversified across counterparties and that these counterparties are creditworthy financial institutions. Please see Note 5 for additional information.

Other Contingencies

Other litigation.  In the ordinary course of business, the Company has various other pending cases involving contractual matters, employee-related matters, distribution questions, product liability claims, trademark infringement and other matters. The Company does not believe there are any of these pending legal proceedings that will have a material impact on its financial condition, results of operations or cash flows.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

NOTE 15:	DIVIDEND PAYMENT

In the second quarter of 2009 and 2008, the Company paid cash dividends of $20 million and $50 million, respectively. The Company will continue to review its ability to pay cash dividends at least annually, and dividends may be declared at the discretion of the board of directors depending upon, among other factors, our financial condition and if the Company is in compliance with the terms of our debt agreements. The dividend payments resulted in a decrease to “Additional paid-in capital” as the Company is in an accumulated deficit position.

NOTE 16:	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) is summarized below:

	Levi Strauss & Co.
		Translation Adjustments			Unrealized
	Pension and	Net	Foreign	Cash	Gain (Loss) on
	Postretirement	Investment	Currency	Flow	Marketable		Noncontrolling
	Benefits	Hedges	Translation	Hedges	Securities(5)	Total	Interest	Totals
	(Dollars in thousands)

Accumulated other comprehensive income (loss) at November 26, 2006	$(88,176)	$(6,407)	$(30,359)	$(1,369)	$1,532	$(124,779)	$4,958	$(119,821)

Gross changes(1)	128,635	(48,258)	21,542	2,255	(2,325)	101,849	927	102,776
Tax	(47,837)	18,831	(12,856)	(863)	891	(41,834)	—	(41,834)

Other comprehensive income (loss), net of tax	80,798	(29,427)	8,686	1,392	(1,434)	60,015	927	60,942

Adjustment to initially apply ASC Topic No. 715-20(2)	72,805					72,805		72,805

Accumulated other comprehensive income (loss) at November 25, 2007	65,427	(35,834)	(21,673)	23	98	8,041	5,885	13,926

Gross changes(3)	(209,114)	38,369	(26,395)	(37)	(6,691)	(203,868)	2,166	(201,702)
Tax	75,526	(14,832)	4,592	14	2,612	67,912	—	67,912

Other comprehensive income (loss), net of tax	(133,588)	23,537	(21,803)	(23)	(4,079)	(135,956)	2,166	(133,790)

Accumulated other comprehensive income (loss) at November 30, 2008	(68,161)	(12,297)	(43,476)	—	(3,981)	(127,915)	8,051	(119,864)

Gross changes(4)	(178,577)	(59,429)	21,550	—	3,178	(213,278)	1,894	(211,384)
Tax	69,858	22,409	331	—	(1,272)	91,326	—	91,326

Other comprehensive income (loss), net of tax	(108,719)	(37,020)	21,881	—	1,906	(121,952)	1,894	(120,058)

Accumulated other comprehensive income (loss) at November 29, 2009	$(176,880)	$(49,317)	$(21,595)	$—	$(2,075)	$(249,867)	$9,945	$(239,922)

(1)	Amounts in 2007 primarily reflect the impact to the minimum pension liability resulting from the remeasurement of certain pension obligations resulting from the Little Rock, Arkansas, facility closure and the voluntary terminations associated with the 2007 labor agreement.

(2)	Reflects the Company’s adoption of ASC Topic No. 715-20 in 2008, which required recognition of the funded status of pension plans and other postretirement benefit plans on the consolidated balance sheet and to measure plan assets and the benefit obligations as of the balance sheet date.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

(3)	Pension and postretirement benefit amounts in 2008 primarily resulted from the actuarial loss recorded in conjunction with the 2008 year-end remeasurement of pension benefit obligations, and was primarily driven by reductions in the fair value of the pension plan assets. See Note 8 for more information.

(4)	Pension and postretirement benefit amounts in 2009 primarily resulted from the actuarial loss recorded in conjunction with the 2009 year-end remeasurement of pension and postretirement benefit obligations, and was primarily due to a decline in discount rates driven by changes in the financial markets during 2009, including a decrease in corporate bond yield indices. See Note 8 for more information.

(5)	Reflects unrealized loss on rabbi trust assets. See Note 12 for more information.

NOTE 17:	OTHER INCOME (EXPENSE), NET

The following table summarizes significant components of “Other income (expense), net” in the Company’s consolidated statements of income:

	Year Ended
	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

Foreign exchange management (losses) gains(1)	$(69,554)	$64,443	$(22,071)
Foreign currency transaction gains (losses)(2)	25,651	(71,752)	20,608
Interest income	2,537	5,167	12,434
Other	1,921	1,839	4,076

Total other income (expense), net	$(39,445)	$(303)	$15,047

(1)	Foreign exchange management losses and gains reflect the impact of foreign currency fluctuation on the Company’s forward foreign exchange contracts. Losses in 2009 were primarily driven by the weakening of the U.S. Dollar against the Euro and the Australian Dollar relative to the contracted rates. Gains in 2008 were primarily driven by the appreciation of the U.S. Dollar against the Euro and the Swedish Krona relative to the contracted rates.

(2)	Foreign currency transaction gains and losses reflect the impact of foreign currency fluctuation on the Company’s foreign currency denominated balances. Gains in 2009 were primarily driven by the appreciation of various foreign currencies against the U.S. Dollar. Losses in 2008 were primarily driven by the weakening of the U.S. Dollar against the Japanese Yen.

NOTE 18:	INCOME TAXES

The Company’s income tax (benefit) expense was $39.2 million, $138.9 million and $(84.8) million for fiscal years 2009, 2008 and 2007, respectively. The Company’s effective tax rate was 20.6%, 37.6% and (22.5)% for fiscal years 2009, 2008 and 2007, respectively.

The 2009 decrease in income tax expense and effective tax rate as compared to 2008 was primarily driven by the reduction in income before income taxes and a $33.2 million tax benefit relating to the expected reversal of basis differences, consisting primarily of undistributed earnings, in investments in certain foreign subsidiaries. During the fourth quarter of 2009, the Company adopted specific plans to remit the prior undistributed earnings of certain foreign subsidiaries, which were previously considered permanently reinvested. As a result of the planned distribution, the Company recognized a deferred tax asset and a corresponding tax benefit of $33.2 million, for the foreign tax credits in excess of the associated U.S. income tax liability that are expected to become available upon the planned distribution.

The increase in income tax expense and the effective tax rate for 2008 as compared to 2007 was mostly attributable to the recognition in 2007 of a tax benefit resulting from a non-recurring reversal of valuation allowances against the Company’s deferred tax assets for foreign tax credit carryforwards, primarily reflecting the Company’s expectations about future recoverability due to improvements in business performance and developments in the IRS examination of the 2000-2002 U.S. federal corporate income tax returns. In connection with the

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

IRS examination, during the fourth quarter of 2007, the Company agreed to an adjustment relating to the prepayment of royalties from its European affiliates which, along with current year operating income, contributed to the full utilization of the Company’s U.S. federal net operating loss carryforward as of November 25, 2007. This net operating loss carryforward had been a significant piece of negative evidence that impaired the Company’s ability to utilize foreign tax credits in prior periods. As a result of these developments, during the fourth quarter of 2007, the Company concluded it was more likely than not its foreign tax credits will be utilized prior to expiration resulting in a reduction in tax expense of $215.3 million.

The U.S. and foreign components of income before income taxes were as follows:

	Year Ended
	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

Domestic	$45,992	$197,976	$211,679
Foreign	143,933	171,290	164,856

Total income before income taxes	$189,925	$369,266	$376,535

Income tax expense (benefit) consisted of the following:

	Year Ended
	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

U.S. Federal
Current	$17,949	$10,333	$15,292
Deferred	(11,866)	77,706	(156,647)

	6,083	88,039	(141,355)

U.S. State
Current	5,361	2,322	3,676
Deferred	5,077	6,507	745

	10,438	8,829	4,421

Foreign
Current	21,031	50,402	46,352
Deferred	1,661	(8,386)	5,823

	22,692	42,016	52,175

Consolidated
Current	44,341	63,057	65,320
Deferred	(5,128)	75,827	(150,079)

Total income tax expense (benefit)	$39,213	$138,884	$(84,759)

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

The Company’s income tax (benefit) expense differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	Year Ended
	November 29,		November 30,		November 25,
	2009		2008		2007
	(Dollars in thousands)

Income tax expense at U.S. federal statutory rate	$66,474	35.0%	$129,243	35.0%	$131,787	35.0%
State income taxes, net of U.S. federal impact	6,976	3.7%	6,248	1.7%	2,354	0.6%
Change in valuation allowance	4,090	2.2%	(1,768)	(0.5)%	(206,830)	(54.9)%
Impact of foreign operations	(38,703)	(20.4)%	3,647	1.0%	(21,946)	(5.8)%
Reassessment of tax liabilities due to change in estimate	(917)	(0.5)%	1,533	0.4%	10,813	2.9%
Other, including non-deductible expenses	1,293	0.6%	(19)	—	(937)	(0.3)%

Total	$39,213	20.6%	$138,884	37.6%	$(84,759)	(22.5)%

State income taxes, net of U.S. federal impact.  This item primarily reflects the current and deferred state income tax expense, net of related federal benefit. The increase in this item as compared to 2008 is primarily driven by a reduction in net state deferred tax assets resulting from remeasurement at a lower blended tax rate, primarily due to recently enacted legislation in the State of California.

The increase in this item in 2008 as compared to 2007 was primarily due to the recognition in 2007 of a tax benefit of $6.3 million resulting from the Company’s election to change the filing methodology of its California state income tax return.

Change in valuation allowance.  This item relates to changes in the Company’s expectations regarding its ability to realize certain deferred tax assets. The Company evaluates all significant available positive and negative evidence, including the existence of losses in recent years and its forecast of future taxable income, in assessing the need for a valuation allowance. The underlying assumptions the Company uses in forecasting future taxable income require significant judgment and take into account the Company’s recent performance. The following table details the changes in valuation allowance during the year ended November 29, 2009:

	Valuation			Valuation
	Allowance at	Changes in Related		Allowance at
	November 30,	Gross Deferred Tax	Charge /	November 29,
	2008	Asset	(Release)	2009
		(Dollars in thousands)

U.S. state net operating loss carryforwards	$1,837	$223	$—	$2,060
Foreign net operating loss carryforwards and other foreign deferred tax assets	56,856	9,980	4,090	70,926

	$58,693	$10,203	$4,090	$72,986

In 2009, the $4.1 million increase primarily relates to the recognition of a valuation allowance to offset deferred tax assets for foreign tax loss carryforwards in certain foreign jurisdictions where the Company believes that it is more likely that these losses will expire unused.

In 2008, the $1.8 million release of valuation allowance was primarily due to changes in judgment regarding the recoverability of certain foreign deferred tax assets as a result of business improvements in certain jurisdictions outside the United States.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

In 2007, the $206.8 million net release of valuation allowance was driven by a reversal of $215.3 million relating to foreign tax credit carryforwards, partially offset by a net charge of $8.5 million primarily relating to foreign net operating loss carryforwards and other foreign deferred tax assets.

Impact of foreign operations.  The $38.7 million benefit in 2009 was primarily driven by a $33.2 million tax benefit arising from the expected reversal of basis differences in certain foreign subsidiaries as described above.

The $3.6 million expense in 2008 primarily reflects the impact of the taxation of foreign profits in jurisdictions with rates that differ from the U.S. federal statutory rate and additional U.S. income tax imposed upon distributions of foreign earnings. In 2008, the Company’s effective income tax rate was not materially impacted by the Company’s foreign operations due to the Company’s ability to utilize foreign tax credits.

In 2007, the $21.9 million benefit arose as the 2007 foreign profits were subject to an average rate of tax below the U.S. statutory rate of 35%; primarily due to a change in the Company’s expectation regarding its ability to utilize foreign tax credit carryforwards prior to expiration, no additional U.S. tax expense was incurred relating to the expected future repatriation of these earnings.

The Company’s deferred tax assets and deferred tax liabilities were as follows:

	November 29,	November 30,
	2009	2008
	(Dollars in thousands)

Deferred tax assets (liabilities):
Basis differences in foreign subsidiaries	$33,218	$—
Foreign tax credit carryforwards	136,591	246,021
State net operating loss carryforwards	12,251	14,296
Foreign net operating loss carryforwards	89,931	77,705
Employee compensation and benefit plans	288,741	238,939
Prepaid royalties	85,073	—
Restructuring and special charges	15,558	14,370
Sales returns and allowances	31,621	34,494
Inventory	6,719	4,680
Property, plant and equipment	18,516	13,562
Unrealized gains/losses on investments	32,466	10,058
Other	59,335	44,760

Total gross deferred tax assets	810,020	698,885
Less: Valuation allowance	(72,986)	(58,693)

Total net deferred tax assets	$737,034	$640,192

Current
Deferred tax assets	$139,811	$115,954
Valuation allowance	(4,303)	(1,831)

Total current deferred tax assets	$135,508	$114,123

Long-term
Deferred tax assets	$670,209	$582,931
Valuation allowance	(68,683)	(56,862)

Total long-term deferred tax assets	$601,526	$526,069

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Basis differences in foreign subsidiaries.  The Company recognizes deferred taxes with respect to basis differences in its investments in foreign subsidiaries that are expected to reverse in the foreseeable future. These basis differences exist primarily due to undistributed foreign earnings. During the fourth quarter of 2009, management changed its permanent reinvestment assertion with respect to the undistributed earnings of certain foreign subsidiaries as specific plans were adopted to distribute these earnings. Accordingly, as of November 29, 2009, the Company recognized a $33.2 million deferred tax asset for the foreign tax credits that would become available in excess of the associated U.S. federal income tax liability relating to the planned distribution.

Foreign tax credit carryforwards.  As of November 29, 2009, the Company had a gross deferred tax asset for foreign tax credit carryforwards of $136.6 million. This asset decreased from $246.0 million in the prior year period primarily due to the utilization of foreign tax credits in the 2009 U.S. federal income tax return resulting from the receipt in 2009 of $229.1 million of advanced royalty payments described more fully below. The foreign tax credit carryforward of $136.6 million existing at November 29, 2009, is subject to expiration from 2012 to 2017, if not utilized.

State net operating loss carryforwards.  As of November 29, 2009, the Company had a gross deferred tax asset of $12.3 million for state net operating loss carryforwards of approximately $249.2 million, partially offset by a valuation allowance of $2.1 million to reduce this gross asset to the amount that will more likely than not be realized. These loss carryforwards are subject to expiration from 2010 to 2029, if not utilized.

Foreign net operating loss carryforwards.  As of November 29, 2009, cumulative foreign operating losses of $323.2 million generated by the Company were available to reduce future taxable income. Approximately $181.8 million of these operating losses expire between the years 2011 and 2020. The remaining $141.4 million are available as indefinite carryforwards under applicable tax law. The gross deferred tax asset for the cumulative foreign operating losses of $89.9 million is partially offset by a valuation allowance of $69.7 million to reduce this gross asset to the amount that will more likely than not be realized.

Prepaid royalties.  During the fourth quarter of 2009, the Company accelerated the payment of $229.1 million of royalties from its European operations and included this amount in its U.S. federal income tax return. This prepayment resulted in the recognition of a deferred tax asset of $85.1 million.

Uncertain income tax positions.  As of November 29, 2009, the Company’s total gross amount of unrecognized tax benefits was $160.5 million, of which $92.0 million would impact the Company’s effective tax rate, if recognized. As of November 30, 2008, the Company’s total amount of unrecognized tax benefits was $167.2 million, of which $104.6 million would impact the Company’s effective tax rate, if recognized. The reduction in gross unrecognized tax benefits was primarily due to the resolution of transfer pricing agreements with certain foreign tax jurisdictions. These agreements were consistent with management’s expectations in prior periods and have not materially impacted the Company’s effective income tax rate or its income tax provision in the current year.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

The following table reflects the changes to the Company’s unrecognized tax benefits for the year ended November 29, 2009 and November 30, 2008:

(Dollars in thousands)

Gross unrecognized tax benefits as of November 26, 2007 (Adoption date of relevant guidance in ASC 740)	$178,417
Increases related to current year tax positions	7,515
Increases related to tax positions from prior years	4,227
Decreases related to tax positions from prior years	(10,518)
Settlement with tax authorities	(1,290)
Lapses of statutes of limitation	(2,963)
Other, including foreign currency translation	(8,213)

Gross unrecognized tax benefits as of November 30, 2008	167,175

Increases related to current year tax positions	11,188
Increases related to tax positions from prior years	8,222
Decreases related to tax positions from prior years	(2,804)
Settlement with tax authorities	(16,363)
Lapses of statutes of limitation	(7,344)
Other, including foreign currency translation	464

Gross unrecognized tax benefits as of November 29, 2009	$160,538

The Company believes that it is reasonably possible that unrecognized tax benefits could decrease by as much as $100.2 million within the next twelve months, due primarily to the potential resolution of a refund claim with the State of California. However, at this point it is not possible to estimate whether the Company will realize any significant income tax benefit upon the resolution of this claim.

As of November 29, 2009 and November 30, 2008, accrued interest and penalties primarily relating to non-U.S. jurisdictions were $16.8 million and $15.6 million, respectively.

The Company’s income tax returns are subject to examination in the U.S. federal and state jurisdictions and numerous foreign jurisdictions. The IRS examination of the Company’s 2003-2005 U.S. federal income tax returns is still in progress during 2009. The following table summarizes the tax years that are either currently under audit or

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

remain open and subject to examination by the tax authorities in the major jurisdictions in which the Company operates:

Jurisdiction	Open Tax Years

U.S. federal	2003-2009
California	1986-2009
Belgium	2007-2009
United Kingdom	2007-2009
Spain	2005-2009
Mexico	2004-2009
Canada	2003-2009
Hong Kong	2003-2009
Italy	2004-2009
France	2006-2009
Turkey	2005-2009
Japan	2004-2009

NOTE 19:	RELATED PARTIES

Directors

Robert D. Haas, a director and Chairman Emeritus of the Company, is the President of the Levi Strauss Foundation, which is not a consolidated entity of the Company. During 2009, 2008 and 2007, the Company donated $5.5 million, $14.8 million and $0.7 million, respectively, to the Levi Strauss Foundation.

Stephen C. Neal, a director, is chairman of the law firm Cooley Godward Kronish LLP. The firm provided legal services to the Company in 2009 and to the Company and Human Resources Committee of the Company’s Board of Directors in 2008 and 2007, for which the Company paid fees of approximately $0.6 million, $0.2 million and $0.2 million, respectively.

Vanessa J. Castagna, a director of the Company since October 2007, is a former employee of Mervyns LLC, a position she left in February 2007. The Company had net sales to Mervyns LLC in the amount of approximately $144 million from the beginning of fiscal 2006 through the first quarter of 2007, after which Ms. Castagna was no longer an employee of Mervyns LLC.

NOTE 20:	BUSINESS SEGMENT INFORMATION

The Company manages its business according to three regional segments: the Americas, Europe and Asia Pacific. Each regional segment is managed by a senior executive who reports directly to the chief operating decision maker: the Company’s chief executive officer. The Company’s management, including the chief operating decision maker, manages business operations, evaluates performance and allocates resources based on the regional segments’ net revenues and operating income. The Company reports net trade receivables and inventories by segment as that information is used by the chief operating decision maker in assessing segment performance. The Company does not report its other assets by segment as that information is not used by the chief operating decision maker in assessing segment performance.

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

Business segment information for the Company was as follows:

	Year Ended
	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

Net revenues:
Americas	$2,357,662	$2,476,370	$2,581,271
Europe	1,042,131	1,195,596	1,099,674
Asia Pacific	705,973	728,948	681,154
Corporate	—	—	(1,170)

Total net revenues	$4,105,766	$4,400,914	$4,360,929

Operating income:
Americas	$346,329	$346,855	$403,252
Europe	154,839	257,941	236,904
Asia Pacific	90,967	99,526	95,262

Regional operating income	592,135	704,322	735,418
Corporate:
Restructuring charges, net	5,224	8,248	14,458
Postretirement benefit plan curtailment gains	467	(5,944)	(52,763)
Other corporate staff costs and expenses	208,356	176,946	132,682

Corporate expenses	214,047	179,250	94,377

Total operating income	378,088	525,072	641,041
Interest expense	(148,718)	(154,086)	(215,715)
Loss on early extinguishment of debt	—	(1,417)	(63,838)
Other income (expense), net	(39,445)	(303)	15,047

Income before income taxes	$189,925	$369,266	$376,535

	Year Ended
	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

Depreciation and amortization expense:
Americas	$44,492	$41,580	$33,238
Europe	21,599	18,250	19,315
Asia Pacific	11,238	11,227	7,833
Corporate	7,274	6,926	7,128

Total depreciation and amortization expense	$84,603	$77,983	$67,514

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

	November 29, 2009
			Asia		Consolidated
	Americas	Europe	Pacific	Unallocated	Total
	(Dollars in thousands)

Assets:
Trade receivables, net	$312,110	$134,428	$87,416	$18,298	$552,252
Inventories	208,859	150,639	90,181	1,593	451,272
All other assets	—	—	—	1,985,857	1,985,857

Total assets					$2,989,381

	November 30, 2008
			Asia		Consolidated
	Americas	Europe	Pacific	Unallocated	Total
	(Dollars in thousands)

Assets:
Trade receivables, net	$309,904	$132,328	$83,538	$20,704	$546,474
Inventories	277,910	159,861	105,379	(476)	542,674
All other assets	—	—	—	1,687,727	1,687,727

Total assets					$2,776,875

Geographic information for the Company was as follows:

	Year Ended
	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

Net revenues:
United States	$2,107,055	$2,197,968	$2,321,561
Foreign countries	1,998,711	2,202,946	2,039,368

Total net revenues	$4,105,766	$4,400,914	$4,360,929

	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

Deferred tax assets:
United States	$677,245	$578,653	$585,182
Foreign countries	59,789	61,539	59,126

Total deferred tax assets	$737,034	$640,192	$644,308

	November 29,	November 30,	November 25,
	2009	2008	2007
	(Dollars in thousands)

Long-lived assets:
United States	$270,344	$273,761	$300,513
Foreign countries	181,023	155,836	164,642

Total long-lived assets	$451,367	$429,597	$465,155

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

NOTE 21:	QUARTERLY FINANCIAL DATA (UNAUDITED)

Set forth below are the consolidated statements of operations for the first, second, third and fourth quarters of 2009 and 2008.

	First	Second	Third	Fourth
Year Ended November 29, 2009	Quarter	Quarter	Quarter	Quarter
		(Dollars in thousands)

Net sales	$931,254	$886,519	$1,021,829	$1,183,252
Licensing revenue	20,210	17,999	18,571	26,132

Net revenues	951,464	904,518	1,040,400	1,209,384
Cost of goods sold	506,343	489,141	545,985	590,892

Gross profit	445,121	415,377	494,415	618,492
Selling, general and administrative expenses	336,720	357,889	394,838	500,646
Restructuring charges, net of reversals	2,361	1,379	1,203	281

Operating income	106,040	56,109	98,374	117,565
Interest expense	(34,690)	(40,027)	(37,931)	(36,070)
Other income (expense), net	2,989	(20,260)	(6,696)	(15,478)

Income before taxes	74,339	(4,178)	53,747	66,017
Income tax expense (benefit)	26,349	(266)	13,347	(217)

Net income (loss)	47,990	(3,912)	40,400	66,234
Net loss (income) attributable to noncontrolling interest	79	(216)	303	997

Net income (loss) attributable to Levi Strauss & Co.	$48,069	$(4,128)	$40,703	$67,231

LEVI STRAUSS & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED NOVEMBER 29, 2009, NOVEMBER 30, 2008, AND NOVEMBER 25, 2007

	First	Second	Third	Fourth
Year Ended November 30, 2008	Quarter	Quarter	Quarter	Quarter
		(Dollars in thousands)

Net sales	$1,060,920	$915,090	$1,088,384	$1,238,681
Licensing revenue	21,948	21,247	22,409	32,235

Net revenues	1,082,868	936,337	1,110,793	1,270,916
Cost of goods sold	537,669	498,938	578,294	646,211

Gross profit	545,199	437,399	532,499	624,705
Selling, general and administrative expenses	356,431	385,484	385,262	479,305
Restructuring charges, net of reversals	2,222	156	3,344	2,526

Operating income	186,546	51,759	143,893	142,874
Interest expense	(40,680)	(41,070)	(37,305)	(35,031)
(Loss) gain on early extinguishment of debt	(30)	(1,488)	101	—
Other income (expense), net	4,188	(8,161)	14,035	(10,365)

Income before taxes	150,024	1,040	120,724	97,478
Income tax expense	52,638	392	51,740	34,114

Net income	97,386	648	68,984	63,364
Net (income) loss attributable to noncontrolling interest	(279)	53	181	(1,052)

Net income attributable to Levi Strauss & Co.	$97,107	$701	$69,165	$62,312

Levi Strauss & Co.

€300,000,000
aggregate principal amount of
7 3/4% Senior Notes due 2018

and

$525,000,000
aggregate principal amount of
7 5/8% Senior Notes due 2020

OFFER TO EXCHANGE

Until the date that is 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

July 2, 2010